As filed with the Securities and Exchange Commission on September 26, 2006
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

CVR ENERGY, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	2911
(State or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code Number)	Identification Number)

2277 Plaza Drive, Suite 500
Sugar Land, Texas 77479
(281) 207-7711
(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

John J. Lipinski
2277 Plaza Drive, Suite 500
Sugar Land, Texas 77479
(281) 207-7711
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)

With a copy to:
Stuart H. Gelfond
Michael A. Levitt
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004
(212) 859-8000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum
Title of Each Class of	Aggregate Offering
Securities to be Registered	Price (1)(2)	Amount of Registration Fee
Common Stock, $0.01 par value	$300,000,000	$32,100

(1)	Includes offering price of shares which the underwriters have the option to purchase.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) of the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion. Dated September 26, 2006.

          Shares

CVR Energy, Inc.

Common Stock

This is an initial public offering of shares of common stock of CVR Energy, Inc. CVR Energy is offering all of the shares to be sold in the offering.

Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $      and $     . CVR Energy intends to list the common stock on the     under the symbol “      ”.

See “Risk Factors” beginning on page 18 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

To the extent that the underwriters sell more than           shares of common stock, the underwriters have the option to purchase up to an additional          shares from the selling stockholder at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on          , 2006.

Prospectus dated          , 2006.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. You should carefully read the entire prospectus, including the “Risk Factors” and the consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment decision. In this prospectus, all references to “the Company,” “Coffeyville,” “we,” “us,” and “our” refer to CVR Energy, Inc. and its consolidated subsidiaries, unless the context otherwise requires or where otherwise indicated. You should also see the “Glossary of Selected Terms” beginning on page 164 for definitions of some of the terms we use to describe our business and industry. We use non-GAAP measures in this prospectus, including Adjusted EBITDA and Net income adjusted for unrealized gain or loss from Cash Flow Swap. For reconciliations of these measures to net income, see footnotes 2 and 3 under “— Summary Consolidated Financial Information.”

Our Business

We are an independent refiner and marketer of high value transportation fuels and a premier producer of ammonia and urea ammonia nitrate, or UAN, fertilizers. We are one of only seven petroleum refiners and marketers in the Coffeyville supply area (Kansas, Oklahoma, Missouri, Nebraska and Iowa) and, at current natural gas prices, the lowest cost producer and marketer of ammonia and UAN in North America.

Our petroleum business includes a 108,000 barrel per day, or bpd, complex full coking sour crude refinery in Coffeyville, Kansas. In addition, our supporting businesses include (1) a crude oil gathering system serving central Kansas and northern Oklahoma, (2) storage and terminal facilities for asphalt and refined fuels in Phillipsburg, Kansas, and (3) a rack marketing division supplying product directly to customers located in close geographic proximity to Coffeyville and Phillipsburg and at throughput terminals on Magellan Midstream Partners L.P.’s refined products distribution systems. In addition to rack sales, we make bulk sales into the mid-continent markets via Magellan and into Colorado and other destinations utilizing the product pipeline networks owned by Magellan, Enterprise Products Partners LP and Valero LP. Our refinery is situated approximately 80 miles from Cushing, Oklahoma, the largest crude oil trading and storage hub in the United States, served by numerous pipelines from locations including the U.S. Gulf Coast and Canada providing us with access to virtually any crude variety in the world capable of being transported by pipeline.

Our nitrogen fertilizer business is the only operation in North America that utilizes a coke gasification process to produce ammonia. A majority of the ammonia produced by our fertilizer plant is further upgraded to UAN fertilizer. By using petroleum coke, or pet coke, instead of natural gas as raw material, we are the lowest cost producer of ammonia and UAN in North America. Furthermore, approximately 80% of the pet coke utilized by us is produced and supplied to the fertilizer plant as a by-product of our refinery. As such, we benefit from high natural gas prices, as fertilizer prices increase with natural gas prices, while our input costs remain substantially the same.

We generated combined net sales of $1.7 billion, $2.4 billion and $3.0 billion and combined Adjusted EBITDA of $119.6 million, $252.1 million and $357.4 million for the fiscal years ended December 31, 2004 and 2005, and the twelve months ended June 30, 2006, respectively. For the fiscal years ended December 31, 2004 and 2005 and the twelve months ended June 30, 2006, our petroleum business contributed 76%, 74% and 81%, respectively, of our combined operating income, with substantially all of the remainder contributed by our nitrogen fertilizer business.

Significant Milestones Since the Change of Control in June 2005

Following the acquisition by certain affiliates of The Goldman Sachs Group, Inc. (whom we collectively refer to in this prospectus as the Goldman Sachs Funds) and certain affiliates of Kelso & Company (whom we collectively refer to in this prospectus as the Kelso Funds) in June 2005, a new senior management team led by Jack Lipinski, our Chief Executive Officer, was formed that blended the best of existing management with highly experienced new members. Our new senior management team has executed several key strategic initiatives that we believe have significantly enhanced our competitive position and improved our financial and operational performance.

Increased Refinery Throughput and Yields.  Management’s focus on crude slate optimization, reliability, technical support and operational excellence coupled with prudent expenditures on equipment has significantly improved the operating metrics of the refinery. Historically, the refinery operated at an average crude throughput rate of less than 90,000 bpd. In the second quarter of 2006, the plant averaged over 102,000 bpd of crude throughput with peak daily rates in excess of 108,000 bpd of crude. Recent operational improvements at the refinery have also allowed us to produce higher volumes of favorably priced distillates, premium gasoline and boutique gasoline grades for the Kansas City and Denver markets and to improve our liquid volume yield.

Diversified Crude Feedstock Variety.  To improve profitability, we have expanded the variety of crude grades processed in any given month from a limited few to nearly a dozen, including onshore and offshore domestic grades, various Canadian sours, heavy sours and sweet synthetics, and a variety of South American and West African imported grades. As a result of the crude slate optimization, we have improved our crude purchase cost discount to West Texas Intermediate, or WTI, by approximately $2.00 per barrel in the first half of 2006 compared to the first half of 2005.

Expanded Direct Rack Sales.  To improve profitability, we have significantly expanded and intend to continue to expand rack marketing of refined products directly to customers rather than origin bulk sales. Today, we sell over 20% of our produced transportation fuels throughout the Coffeyville supply area within the mid-continent, at enhanced margins, through our proprietary terminals and at Magellan’s throughput terminals. With the expanded rack sales program, we improved our net income for the first half of 2006 compared to the first half of 2005.

Significant Plant Improvement and Capacity Expansion Projects.  Management has identified and developed several significant capital projects with an estimated total cost of approximately $400 million primarily aimed at (1) expanding refinery capacity, (2) enhancing operating reliability and flexibility, (3) complying with more stringent environmental, health and safety standards, and (4) improving our ability to process heavy sour crude feedstock varieties. Substantially all of these capital expenditures are expected to be made before the end of 2007.

The following major projects under this program are expected to be completed in 2006:

•	Construction of a new 23,000 bpd high pressure diesel hydrotreater and associated new sulfur recovery unit, which will allow the facility to meet the EPA Tier II Ultra Low Sulfur Diesel federal regulations; and

•	Expansion of one of the two gasification units within the fertilizer complex, which is expected to increase ammonia production by 5,500 tons per year.

The following major projects under this program expected to be completed in 2007 are intended to increase refinery processing capacity to up to 120,000 bpd, increase gasoline production and improve our liquid volume yield:

•	Refinery-wide capacity expansion by increasing throughput of the existing fluid catalytic cracking unit, delayed coker, and other major process units to be completed during a plant-wide turnaround scheduled to begin in the first quarter of 2007; and

•	Construction of a new grass roots 24,000 bpd continuous catalytic reformer to be completed in the third quarter of 2007.

Once completed, these projects are intended to significantly enhance the profitability of the refinery in environments of high crack spreads and allow the refinery to operate more profitably at lower crack spreads than is currently possible. Our experienced engineering and construction team is managing these projects in-house with support from established specialized contractors, thus giving us maximum control and oversight of execution.

We have also undertaken a study to review expansion of the refinery beyond the program described above. Preliminary engineering for the first stage of a potential multi-stage expansion has been approved by our board of directors. If approved for implementation, each stage of this expansion is intended to lower the refinery crude cost by allowing the plant to process significant additional volumes of lower cost heavy sour crude from Canada or offshore. If approved for implementation, the first phase of this expansion is intended to be completed during 2009.

Key Market Trends

We have identified several key factors which we believe should contribute to a favorable outlook for the refining and nitrogen fertilizer industries for the next several years.

For the refining industry, these factors include the following:

•	High capital costs, historical excess capacity and environmental regulatory requirements have limited the construction of new refineries in the United States over the past 30 years. No new major refinery has been built in the United States since 1976. In addition, more than 175 refineries have been shut down since 1981.

•	Supply and demand fundamentals of the domestic refining industry have improved since the 1990’s and are expected by the Energy Information Administration of the U.S. Department of Energy, or the EIA, to remain favorable as the growth in demand for refined products continues to exceed increases in refining capacity, both in the United States and on a global basis.

•	Increasing demand for sweet crude oils and higher incremental production of lower cost sour crude are expected to provide a cost advantage to refiners with the ability to process sour crude oils.

•	New and evolving U.S. fuel specifications, including reduced sulfur content, reduced vapor pressure and the addition of oxygenates such as ethanol, should benefit refiners who are able to efficiently produce fuels that meet these specifications.

•	Based on the strong fundamentals for the global refining industry, capital investments for refinery expansions and new refineries in international markets, both in process and announced, have increased within the last year. However, the competitive threat from foreign refiners is limited by U.S. fuel specifications and increasing foreign demand for refined products, particularly for light transportation fuels.

•	Certain regional markets in the United States do not have a sufficient indigenous refining capacity to meet the demand for refined products and therefore rely on pipelines and other modes of transportation for supply. Shortage of refining capacity in the mid-continent region, including the Coffeyville supply area, is a factor that should result in local refiners earning higher margins on product sales.

For the nitrogen fertilizer industry, these factors include the following:

•	The combined impact of a growing world population, improving diets and expanded use of corn for the production of ethanol are expected to drive grain demand and farm production worldwide and consequently increase demand for nitrogen-based fertilizers.

•	High natural gas prices in North America contribute to higher production costs for natural gas-based U.S. ammonia producers, whose cost curves generally dictate the nitrogen fertilizer price trends. As a result, if natural gas prices remain high, fertilizer prices are likely to remain high.

However, both of our industries are cyclical and volatile and have undergone downturns in the past. See “Risk Factors.”

Our Competitive Strengths

Regional Advantage and Strategic Asset Location.  Our refinery is one of only seven refineries located in the Coffeyville supply area within the mid-continent, a region where demand for refined products exceeded refining production by approximately 24% in 2005. Due to this favorable supply/demand imbalance combined with our lower pipeline transportation cost as compared to the U.S. Gulf Coast refiners, we estimate that the refining margins in our markets, as measured by the 2-1-1 crack spread, have exceeded U.S. Gulf Coast refining margins by approximately $1.39 per barrel on average for the last four years. Our nitrogen fertilizer business is well positioned to supply products to markets in Kansas, Missouri, Nebraska, Iowa, Illinois and Texas without incurring intermediate transfer, storage, barge or pipeline freight charges. We estimate that this locational advantage provides us with a distribution cost benefit over U.S. Gulf Coast ammonia importers of approximately $65 per ton and over U.S. Gulf Coast UAN importers of approximately $37 per ton, assuming in each case freight rates and handling charges for U.S. Gulf Coast importers as in effect in June 2006. These cost differentials represent a significant portion of the market price of these commodities.

Access to and Ability to Process Multiple Crude Oils.  Since June 2005 we have significantly expanded the variety of crude grades processed in any given month and have reduced our acquisition cost of crude relative to WTI by approximately $2.00 per barrel in the first half of 2006 compared to the first half of 2005. Proximity to the Cushing crude oil trading hub minimizes the likelihood of an interruption of supply. We intend to further diversify our sources of crude oil and, among other initiatives, have secured shipper rights on the newly built Spearhead pipeline, owned by CCPS Transportation, LLC (which is ultimately owned by Enbridge Energy Partners L.P., or Enbridge), which connects Chicago to the Cushing hub and provides us with an ability to secure incremental oil supplies from Canada. Further, we own and operate a crude gathering system located in northern Oklahoma and central Kansas which allows us to acquire quality crudes at a discount to WTI.

High Quality, Modern Asset Base with Solid Track Record.  We operate a complex full coking sour crude refinery. Our complexity allows us to optimize the yields of higher value transportation fuels, which currently account for over 95% of our liquid production output. From 1995 through the first half of 2006, we have invested approximately $300 million to modernize our oil refinery and to meet more stringent U.S. environmental, health and safety requirements. These expenditures, in combination with our management’s operational expertise, have allowed us to increase our average refinery crude throughput rate from less than 90,000 bpd prior to June 2005 to over 102,000 bpd in the second quarter of 2006 with peak daily rates in excess of 108,000 bpd. Management’s consistent focus on reliability and safety earned us the NPRA Gold Award for safety in 2005. Our fertilizer plant, completed in 2000, is the newest, most efficient facility of its kind in North America and, since 2003, has demonstrated a consistent record of operating near full capacity. The fertilizer plant underwent a scheduled turnaround in 2006, and we have recently completed an expansion of the spare gasifier to increase the fertilizer production capacity.

Near Term Internal Expansion Opportunities.  Since June 2005, we have identified and developed several significant capital projects with an estimated total cost of approximately $400 million primarily aimed at (1) expanding refinery capacity, (2) enhancing operating reliability and flexibility, (3) complying with more stringent environmental, health and safety standards and (4) improving our ability to process heavy sour crude feedstock varieties. Once completed, these projects in aggregate are expected to significantly enhance the profitability of the refinery in environments of high crack spreads and allow the refinery to operate more profitably at lower crack spreads than is currently possible. We are also considering a fertilizer plant expansion, which we estimate could increase our capacity to upgrade ammonia into premium priced UAN by approximately 50% to 1,040,000 tons per year.

Unique Coke Gasification Fertilizer Plant.  Our nitrogen fertilizer plant is the only one of its kind in North America utilizing a coke gasification process to produce ammonia, and has significantly lower feedstock costs than all other predominantly natural gas-based fertilizer plants. We estimate that we would continue to have a production cost advantage in comparison to U.S. Gulf Coast ammonia producers at natural gas prices as low as $2.50 per million Btu. This cost advantage has been more pronounced in today’s natural gas price environment, as the reported Henry Hub natural gas price has fluctuated between $4.50 to $15.00 per million Btu since the end of 2003. Our fertilizer business has a secure raw material supply as approximately 80% of the pet coke required by the fertilizer plant is supplied by our refinery. The sustaining capital requirements for this business are low compared to its earnings and are expected to be in the range of $3 million to $5 million per year compared to operating income of our nitrogen fertilizer segment of $71.0 million for the combined twelve months ended December 31, 2005.

Experienced Management Team.  In conjunction with the acquisition of our business by Coffeyville Acquisition LLC in June 2005, a new senior management team was formed that blended the best of existing management with highly experienced new members. Our senior management team averages over 28 years of refining and fertilizer industry experience. Mr. John J. (Jack) Lipinski, our Chief Executive Officer, has over 34 years experience in the refining and chemicals industries, and prior to joining us in connection with the acquisition of Coffeyville Resources in June 2005, was in charge of a 550,000 bpd refining system and a multi-plant fertilizer system. Mr. Stanley A. Riemann, our Chief Operating Officer, has over 32 years of experience, and prior to joining us in March 2004, was in charge of one of the largest fertilizer manufacturing systems in the United States. Mr. James T. Rens, our Chief Financial Officer, has over 15 years experience in the energy and fertilizer industries, and prior to joining us in March 2004, was the chief financial officer of two fertilizer manufacturing companies. Our management team has made significant and rapid improvements on many fronts since the acquisition of Coffeyville Resources and has succeeded in increasing operating income and shareholder value.

Our Business Strategy

Our objective is to continue to increase economic throughput for our operating facilities, control manufacturing expenses and take advantage of market opportunities as they arise. We intend to use the following strategies to achieve this objective:

•	Continue to take advantage of favorable supply and demand dynamics in the mid-continent region;

•	Selectively invest in significant projects that enhance our operating efficiency and expand our capacity while rigorously controlling costs;

•	Continue to evaluate attractive growth opportunities through acquisitions and/or strategic alliances;

•	Increase our sales and supply capabilities of UAN, and other high value products, while finding lower cost sources of raw materials;

•	Continue to focus on being a reliable, low cost producer of petroleum and fertilizer products; and

•	Continue to focus on the reliability, safety and environmental performance of our operations.

Cash Flow Swap

In conjunction with the acquisition of our business by Coffeyville Acquisition LLC, on June 16, 2005, Coffeyville Acquisition LLC entered into a series of commodity derivative arrangements, or the Cash Flow Swap, with J. Aron & Company, or J. Aron, a subsidiary of The Goldman Sachs Group, Inc., and a related party of ours. Pursuant to the Cash Flow Swap, sales representing approximately

70% and 17% of then forecasted refinery output for the periods from July 2005 through June 2009, and July 2009 through June 2010, respectively, have been economically hedged. The derivative took the form of three New York Mercantile Exchange, or NYMEX, swap agreements whereby if crack spreads fall below the fixed level, J. Aron agreed to pay the difference to us, and if crack spreads rise above the fixed level, we agreed to pay the difference to J. Aron. The Cash Flow Swap was assigned from Coffeyville Acquisition LLC to Coffeyville Resources, LLC on June 24, 2005. We entered into these swap agreements for the following reasons:

•	Debt was used as part of the acquisition financing in June 2005 which required the introduction of a financial risk management tool that would mitigate a portion of inherent commodity price based volatility in our cash flow and preserve our ability to service debt; and

•	Given the size of the capital expenditure program contemplated by us at the time of the June 2005 acquisition, our new management team considered it necessary to enter into a derivative arrangement to reduce the volatility of our cash flow and to ensure an appropriate return on the incremental invested capital.

We have determined that the Cash Flow Swap does not qualify as a hedge for hedge accounting purposes under current generally accepted accounting principles in the United States, or GAAP. As a result, our periodic statements of operations reflect material amounts of unrealized gains and losses based on the increases or decreases in market value of the unsettled position under the swap agreements. Given the significant periodic fluctuations in the amounts of unrealized gains and losses, management utilizes “Net income adjusted for unrealized gain or loss from Cash Flow Swap” as a key indicator of our business performance and believes that this non-GAAP measure is a useful measure for investors in analyzing our business.

Our History

Prior to March 3, 2004, our assets were operated as a small component of Farmland Industries, Inc., or Farmland, an agricultural cooperative. Farmland filed for bankruptcy protection on May 31, 2002. Coffeyville Resources, LLC, a subsidiary of Coffeyville Group Holdings, LLC, won the bankruptcy court auction for Farmland’s petroleum business and a nitrogen fertilizer plant and completed the purchase of these assets on March 3, 2004. On June 24, 2005, pursuant to a stock purchase agreement dated May 15, 2005, Coffeyville Acquisition LLC acquired all of the subsidiaries of Coffeyville Group Holdings, LLC. The Goldman Sachs Funds and the Kelso Funds own substantially all of the common units of Coffeyville Acquisition LLC, which currently owns all of our capital stock.

Prior to this offering, Coffeyville Acquisition LLC owned directly or indirectly all of our subsidiaries. We were formed as a wholly owned subsidiary of Coffeyville Acquisition LLC in order to complete this offering. Concurrently with this offering, we will merge a newly formed direct subsidiary of ours with Coffeyville Refining & Marketing, Inc. and merge a separate newly formed direct subsidiary of ours with Coffeyville Nitrogen Fertilizers, Inc. which will make Coffeyville Refining & Marketing, Inc. and Coffeyville Nitrogen Fertilizers, Inc. direct wholly owned subsidiaries of us. We refer to these pre-IPO reorganization transactions in the prospectus as the “Transactions.”

Organizational Structure

The following chart illustrates our organizational structure upon completion of this offering:

The Offering

Issuer	CVR Energy, Inc.

Common stock offered by us	shares.

Common stock outstanding immediately after the offering	shares.

Use of proceeds	We estimate that the net proceeds to us in this offering, after deducting the underwriters’ discount of $ million, will be $ million. We intend to use the net proceeds from this offering for debt repayment and general corporate purposes. We will not receive any proceeds from the purchase by the underwriters of up to shares from the selling stockholder in connection with the exercise by the underwriters of their option. See “Use of Proceeds.”

Proposed symbol	“ .”

Risk Factors	See “Risk Factors” beginning on page 18 of this prospectus for a discussion of factors that you should carefully consider before deciding to invest in shares of our common stock.

Unless we specifically state otherwise, the information in this prospectus does not take into account the sale of up to           shares of common stock, which the underwriters have the option to purchase from the selling stockholder. The information in this prospectus gives effect to a          -for-           stock split which will occur prior to the completion of this offering.

CVR Energy, Inc. was incorporated in Delaware in September 2006. Our principal executive offices are located at 2277 Plaza Drive, Suite 500 Sugar Land, Texas 77479, and our telephone number is (281) 207-7711. Our website address is www.coffeyvillegroup.com. Information contained on our website is not a part of this prospectus.

The Goldman Sachs Funds and the Kelso Funds are the principal investors in Coffeyville Acquisition LLC, which currently owns all of our capital stock. For further information on these entities and their relationships with us, see “Certain Relationships and Related Party Transactions.”

Summary Consolidated Financial Information

The summary consolidated financial information presented below under the caption Statement of Operations Data for the year ended December 31, 2003, for the 62 day period ended March 2, 2004, for the 304 day period ended December 31, 2004, for the 174 day period ended June 23, 2005 and for the 233 day period ended December 31, 2005, and the summary consolidated financial information presented below under the caption Balance Sheet Data as of December 31, 2004 and 2005, have been derived from our consolidated financial statements included elsewhere in this prospectus, which consolidated financial statements have been audited by KPMG LLP, independent registered public accounting firm. The summary consolidated balance sheet data as of December 31, 2003 is derived from our audited consolidated financial statements that are not included in this prospectus. The summary unaudited interim consolidated financial information presented below under the caption Statement of Operations Data for the 49 day period ended June 30, 2005 and the six-month period ended June 30, 2006, and the summary consolidated financial information presented below under the caption Balance Sheet Data as of June 30, 2006, have been derived from our unaudited interim consolidated financial statements, which are included elsewhere in this prospectus and have been prepared on the same basis as the audited consolidated financial statements. In the opinion of management, the interim data reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of results for these periods. Operating results for the six-month period ended June 30, 2006 are not necessarily indicative of the results that may be expected for the year ended December 31, 2006. The summary unaudited non-GAAP combined financial information presented under the captions Statement of Operations Data, Other Financial Data, and Key Operating Statistics for the years ended December 31, 2004 and 2005 and for the six months ended June 30, 2005 have been derived by summing the operating results of Immediate Predecessor’s and Successor’s operating results for the respective periods.

The summary unaudited pro forma condensed consolidated statement of operations data, other financial data and key operating statistics for the fiscal year ended December 31, 2005 give pro forma effect to the acquisition by Coffeyville Acquisition LLC of all of the subsidiaries of Coffeyville Group Holdings, LLC (which we refer to collectively as Immediate Predecessor), in the manner described under “Unaudited Pro Forma Condensed Consolidated Statements of Operations,” as if the acquisition had occurred as of January 1, 2005. We refer to our acquisition of Immediate Predecessor as the Subsequent Acquisition. The summary unaudited as adjusted consolidated financial information presented under the caption Balance Sheet Data as of June 30, 2006 gives effect to this offering, the use of proceeds from this offering and the Transactions as if they occurred on June 30, 2006. The summary unaudited pro forma information does not purport to represent what our results of operations would have been if the Subsequent Acquisition had occurred as of the date indicated or what these results will be for future periods.

Prior to March 3, 2004, our assets were operated as a component of Farmland Industries, Inc. Farmland filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code on May 31, 2002. On March 3, 2004, Coffeyville Resources, LLC completed the purchase of the former Petroleum Division and one facility within the eight-plant Nitrogen Fertilizer Manufacturing and Marketing Division of Farmland (which we refer to collectively as Original Predecessor) from Farmland in a sales process under Chapter 11 of the U.S. Bankruptcy Code. See note 1 to our consolidated financial statements included elsewhere in this prospectus. We refer to this acquisition as the Initial Acquisition. As a result of certain adjustments made in connection with the Initial Acquisition, a new basis of accounting was established on the date of the Initial Acquisition and the results of operations for the 304 days ended December 31, 2004 are not comparable to prior periods.

During Original Predecessor periods, Farmland allocated certain general corporate expenses and interest expense to Original Predecessor. The allocation of these costs is not necessarily indicative of the costs that would have been incurred if Original Predecessor had operated as a stand-alone entity. Further, the historical results are not necessarily indicative of the results to be expected in future periods.

We calculate earnings per share for Successor on a pro forma basis, based on an assumed number of shares outstanding at the time of the initial public offering with respect to the existing shares. All information in this prospectus assumes that in conjunction with the initial public offering, the two direct wholly owned subsidiaries of Successor will merge with two of our direct wholly owned subsidiaries, we will effect a       -for-       stock split prior to completion of this offering, and we will issue             shares of common stock in this offering. No effect has been given to any shares that might be issued in this offering pursuant to the exercise by the underwriters of their option.

We have omitted earnings per share data for Immediate Predecessor because we operated under a different capital structure than what we will operate under at the time of this offering and, therefore, the information is not meaningful.

We have omitted per share data for Original Predecessor because, under Farmland’s cooperative structure, earnings of Original Predecessor were distributed as patronage dividends to members and associate members based on the level of business conducted with Original Predecessor as opposed to a common stockholder’s proportionate share of underlying equity in Original Predecessor.

Original Predecessor was not a separate legal entity, and its operating results were included with the operating results of Farmland and its subsidiaries in filing consolidated federal and state income tax returns. As a cooperative, Farmland was subject to income taxes on all income not distributed to patrons as qualifying patronage refunds and Farmland did not allocate income taxes to its divisions. As a result, Original Predecessor periods do not reflect any provision for income taxes.

On June 24, 2005, pursuant to a stock purchase agreement dated May 15, 2005, Coffeyville Acquisition LLC acquired all of the subsidiaries of Coffeyville Group Holdings, LLC. See note 1 to our consolidated financial statements included elsewhere in this prospectus. As a result of certain adjustments made in connection with this acquisition, a new basis of accounting was established on the date of the acquisition. Since the assets and liabilities of Successor and Immediate Predecessor were each presented on a new basis of accounting, the financial information for Successor, Immediate Predecessor and Original Predecessor is not comparable.

Financial data for the 2005 fiscal year is presented as the 174 days ended June 23, 2005 and the 233 days ended December 31, 2005. Financial data for the first six months of 2005 is presented as the 174 days ended June 23, 2005 and the 49 days ended June 30, 2005. Successor had no financial statement activity during the period from May 13, 2005 to June 24, 2005, with the exception of certain crude oil, heating oil, and gasoline option agreements entered into with a related party as of May 16, 2005.

The historical data presented below has been derived from financial statements that have been prepared using GAAP and the pro forma data presented below has been derived from the “Unaudited Pro Forma Condensed Consolidated Statements of Operations” included elsewhere in this prospectus. This data should be read in conjunction with the financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Immediate
	Predecessor	Successor	Combined	Successor
	174 Days Ended	49 Days Ended	Six Months	Six Months
	June 23,	June 30,	Ended June 30,	Ended June 30,
	2005	2005	2005	2006
			(non-GAAP)
		(unaudited)	(unaudited)	(unaudited)
	(in millions, except as otherwise indicated)
Statement of Operations Data:
Net sales	$980.7	$49.7	$1,030.4	$1,550.6
Gross profit (loss)	130.7	(12.8)	117.9	235.5
Selling, general and administrative expenses	18.4	0.8	19.2	20.6

Operating income (loss)	$112.3	$(13.6)	$98.7	$214.9
Other income (expense)(1)	(8.4)	0.1	(8.3)	1.4
Interest (expense)	(7.8)	(1.0)	(8.8)	(22.3)
Gain (loss) on derivatives	(7.6)	(151.8)	(159.4)	(126.5)

Income (loss) before taxes	$88.5	$(166.3)	$(77.8)	$67.5
Income tax (expense) benefit	(36.1)	56.1	20.0	(25.7)

Net income (loss)	$52.4	$(110.2)	$(57.8)	$41.8
Pro forma earnings per share, basic and diluted
Pro forma weighted average shares, basic and diluted
Segment Financial Data:
Operating income (loss)
Petroleum	$76.7	$(13.3)	$63.4	$178.0
Nitrogen fertilizer	35.3	(0.3)	35.0	37.1
Other	0.3	—	0.3	(0.2)

Operating income (loss)	$112.3	$(13.6)	$98.7	$214.9
Depreciation and amortization
Petroleum	$0.8	$0.6	$1.4	$15.6
Nitrogen fertilizer	0.3	0.3	0.6	8.4
Other	—	—	—	—

Depreciation and amortization	$1.1	$0.9	$2.0	$24.0
Other Financial Data:
Depreciation and amortization	$1.1	$0.9	$2.0	$24.0
Net income (loss) adjusted for unrealized gain or loss from Cash Flow Swap(2)	52.4	(33.5)	18.9	101.0
Adjusted EBITDA(3)	105.5	2.1	107.6	212.9
Cash flows provided by (used in) operating activities(4)	12.7	(22.4)	n/a	120.3
Cash flows (used in) investing activities	(12.3)	(685.5)	(697.8)	(86.2)
Cash flows provided by (used in) financing activities	(52.4)	717.7	665.3	29.0
Capital expenditures for property, plant and equipment	12.3	0.4	12.7	86.2
Key Operating Statistics:
Petroleum Business
Production (barrels per day)(5)(6)	99,171	103,750	99,348	106,915
Crude oil throughput (barrels per day)(5)(6)	88,012	95,467	88,300	94,083
Gross profit per barrel			$4.75	$11.31
Gross margin excluding manufacturing expenses per barrel(7)			$8.15	$15.69
Manufacturing expenses excluding depreciation and amortization per barrel(7)			$3.31	$3.48
Nitrogen Fertilizer Business
Production Volume:
Ammonia (tons in thousands)(5)	193.2	8.4	201.6	205.6
UAN (tons in thousands)(5)	309.9	12.3	322.2	328.3
On-stream factors(8):
Gasification			97.5%	97.3%
Ammonia			95.2%	94.7%
UAN			93.2%	93.8%

	Original
	Predecessor		Immediate Predecessor		Successor	Combined		Pro Forma
	Year	62 Days	304 Days	174 Days	233 Days	Year		Year
	Ended	Ended	Ended	Ended	Ended	Ended		Ended
	December 31,	March 2,	December 31,	June 23,	December 31,	December 31,		December 31,
	2003	2004	2004	2005	2005	2004	2005	2005
						(non-GAAP)
						(unaudited)		(unaudited)
	(in millions, except as otherwise indicated)
Statement of Operations Data:
Net sales	$1,262.2	$261.1	$1,479.9	$980.7	$1,454.3	$1,741.0	$2,435.0	$2,435.0
Gross profit (loss)	63.9	15.9	116.5	130.7	177.0	132.4	307.7	285.3
Selling, general and administrative expenses	23.6	4.7	16.5	18.4	18.5	21.2	36.9	36.3
Impairment, losses in joint ventures, and other charges(9)	10.9	—	—	—	—	—	—	—

Operating income (loss)	$29.4	$11.2	$100.0	$112.3	$158.5	$111.2	$270.8	$249.0
Other income (expense)(1)	(0.5)	—	(6.9)	(8.4)	0.4	(6.9)	(8.0)	0.1
Interest (expense)	(1.3)	—	(10.1)	(7.8)	(25.0)	(10.1)	(32.8)	(47.6)
Gain (loss) on derivatives	0.3	—	0.5	(7.6)	(316.1)	0.5	(323.7)	(323.7)

Income (loss) before taxes	$27.9	$11.2	$83.5	$88.5	$(182.2)	$94.7	$(93.7)	$(122.2)
Income tax (expense) benefit	—	—	(33.8)	(36.1)	63.0	(33.8)	26.9	39.3

Net income (loss)	$27.9	$11.2	$49.7	$52.4	$(119.2)	$60.9	$(66.8)	$(82.9)
Pro forma earnings per share, basic and diluted
Pro forma weighted average shares, basic and diluted
Segment Financial Data:
Operating income (loss)
Petroleum	$21.5	$7.7	$77.1	$76.7	$123.0	$84.8	$199.7
Nitrogen fertilizer	7.8	3.5	22.9	35.3	35.7	26.4	71.0
Other	0.1	—	—	0.3	(0.2)	—	0.1

Operating income (loss)	$29.4	$11.2	$100.0	$112.3	$158.5	$111.2	$270.8
Depreciation and amortization
Petroleum	$2.1	$0.3	$1.5	$0.8	$15.6	$1.8	$16.4
Nitrogen fertilizer	1.2	0.1	0.9	0.3	8.4	1.0	8.7
Other	—	—	—	—	—	—	—

Depreciation and amortization	$3.3	$0.4	$2.4	$1.1	$24.0	$2.8	$25.1
Other Financial Data:
Depreciation and amortization	$3.3	$0.4	$2.4	$1.1	$24.0	$2.8	$25.1	$47.6
Net income adjusted for unrealized gain or loss from Cash Flow Swap(2)	27.9	11.2	49.7	52.4	23.6	60.9	76.0	59.9
Adjusted EBITDA(3)	42.1	11.6	108.0	105.5	146.6	119.6	252.1	254.8
Cash flows provided by (used in) operating activities(4)	20.3	53.2	89.8	12.7	82.5	n/a	n/a
Cash flows (used in) investing activities	(0.8)	—	(130.8)	(12.3)	(730.3)	(130.8)	(742.6)
Cash flows provided by (used in) financing activities	(19.5)	(53.2)	93.6	(52.4)	712.5	40.4	660.1
Capital expenditures for property, plant and equipment	0.8	—	14.2	12.3	45.2	14.2	57.5
Key Operating Statistics:
Petroleum Business
Production (barrels per day)(5)(6)	95,701	106,645	102,046	99,171	107,177	102,825	103,362
Crude oil throughput (barrels per day)(5)(6)	85,501	92,596	90,418	88,012	93,908	90,787	91,097

	Original
	Predecessor		Immediate Predecessor		Successor	Combined		Pro Forma
	Year	62 Days	304 Days	174 Days	233 Days	Year		Year
	Ended	Ended	Ended	Ended	Ended	Ended		Ended
	December 31,	March 2,	December 31,	June 23,	December 31,	December 31,		December 31,
	2003	2004	2004	2005	2005	2004	2005	2005
						(non-GAAP)
						(unaudited)		(unaudited)
	(in millions, except as otherwise indicated)
Gross profit per barrel	$1.25					$2.93	$6.75
Gross margin excluding manufacturing expenses per barrel(7)	$3.89					$5.68	$10.59
Manufacturing expenses excluding depreciation and amortization per barrel(7)	$2.57					$2.70	$3.35
Nitrogen Fertilizer Business Production Volume:
Ammonia (tons in thousands)(5)	335.7	56.4	252.8	193.2	220.0	309.2	413.2
UAN (tons in thousands)(5)	510.6	93.4	439.2	309.9	353.4	532.6	663.3
On-stream factors(8):
Gasification	90.1%					92.4%	98.1%
Ammonia	89.6%					79.9%	96.7%
UAN	81.6%					83.3%	94.3%

	Original	Immediate		Successor
	Predecessor	Predecessor	Successor	Actual	As Adjusted
	December 31,	December 31,	December 31,	June 30,	June 30,
	2003	2004	2005	2006	2006
				(unaudited)	(unaudited)
	(in millions)

Balance Sheet Data:
Cash and cash equivalents	$—	$52.7	$64.7	$127.9
Working capital(10)	150.5	106.6	108.0	139.7
Total assets	199.0	229.2	1,221.5	1,406.1
Liabilities subject to compromise(11)	105.2	—	—	—
Total debt, including current portion	—	148.9	499.4	508.3
Management units subject to redemption	—	—	3.7	12.2
Divisional/members equity	58.2	14.1	115.8	170.1

(1)	During the 304 days ended December 31, 2004 and the 174 days ended June 23, 2005, we recognized a loss of $7.2 million and $8.1 million, respectively, on early extinguishment of debt.

(2)	Net income adjusted for unrealized gain or loss from Cash Flow Swap results from adjusting for the derivative transaction that was executed in conjunction with the Subsequent Acquisition. On June 16, 2005, Coffeyville Acquisition LLC entered into the Cash Flow Swap with J. Aron, a subsidiary of The Goldman Sachs Group, Inc., and a related party of ours. The Cash Flow Swap was subsequently assigned from Coffeyville Acquisition LLC to Coffeyville Resources, LLC on June 24, 2005. Under these agreements, sales representing approximately 70% and 17% of then forecasted refinery output for the periods from July 2005 through June 2009, and July 2009 through June 2010, respectively, have been economically hedged. The derivative took the form of three NYMEX swap agreements whereby if crack spreads fall below the fixed level, J. Aron agreed to pay the difference to us, and if crack spreads rise above the fixed level, we agreed to pay the difference to J. Aron. See “Description of Our Indebtedness and the Cash Flow Swap.”

We have determined that the Cash Flow Swap does not qualify as a hedge for hedge accounting purposes under current GAAP. As a result, our periodic statements of operations reflect in each period material amounts of unrealized gains and losses based on the increases or decreases in market value of the unsettled position under the swap agreements which is accounted for as a liability on our balance sheet. As the crack spreads increase we are required to record an increase in this liability account with a corresponding expense entry to be made to our statement of operations. Conversely, as crack spreads decline we are required to record a decrease in the swap related liability and post a corresponding income entry to our statement of operations. Because of this inverse relationship between the economic outlook for our underlying business (as represented by crack spread levels) and the income impact of the unrecognized gains and losses, and given the significant periodic fluctuations in the amounts of unrealized gains and losses, management utilizes Net income adjusted for unrealized gain or loss from Cash Flow Swap as a key indicator of our business performance and believes that this non-GAAP measure is a useful measure for investors in analyzing our business. The adjustment has been made for the unrealized loss from Cash Flow Swap net of its related tax benefit.

Net income adjusted for unrealized gain or loss from Cash Flow Swap is not a recognized term under GAAP and should not be substituted for net income as a measure of our performance but instead should be utilized as a supplemental measure of performance in evaluating our business. Also, our presentation of this non-GAAP measure may not be comparable to similarly titled measures of other companies.

The following is a reconciliation of Net income adjusted for unrealized gain or loss from Cash Flow Swap to Net income:

	Immediate
	Predecessor	Successor	Combined	Successor
	174 Days Ended	49 Days Ended	Six Months	Six Months
	June 23,	June 30,	Ended June 30,	Ended June 30,
	2005	2005	2005	2006
			(non-GAAP)
			(unaudited)
		(unaudited)		(unaudited)
	(in millions)
Net income (loss) adjusted for unrealized gain or loss from Cash Flow Swap	$52.4	$(33.5)	$18.9	$101.0
Less:
Unrealized loss from Cash Flow Swap, net of tax benefit	—	76.7	76.7	59.2

Net income (loss)	$52.4	$(110.2)	$(57.8)	$41.8

								Pro Forma
	Original Predecessor		Immediate Predecessor		Successor	Combined		Year
	Year	62 Days	304 Days	174 Days	233 Days	Year		Ended
	Ended	Ended	Ended	Ended	Ended	Ended		December
	December 31,	March 2,	December 31,	June 23,	December 31,	December 31,		31,
	2003	2004	2004	2005	2005	2004	2005	2005
						(non-GAAP)
						(unaudited)		(unaudited)
	(in millions)
Net income adjusted for unrealized gain or loss from Cash Flow Swap	$27.9	$11.2	$49.7	$52.4	$23.6	$60.9	$76.0	$59.9
Less:
Unrealized loss from Cash Flow Swap, net of tax benefit	—	—	—	—	142.8	—	142.8	142.8

Net income (loss)	$27.9	$11.2	$49.7	$52.4	$(119.2)	$60.9	$(66.8)	$(82.9)

(3)	Adjusted EBITDA represents earnings before interest expense, taxes, depreciation and amortization, and the unrealized gain or loss on the Cash Flow Swap, as further adjusted for some other special charges (described below in footnotes (a) through (f) to the Adjusted EBITDA to net income reconciliation) that we believe aid in providing a meaningful comparison of period-to-period results. Management believes that Adjusted EBITDA is a useful adjunct to net income and other measurements under GAAP because it is a meaningful measure for evaluating our performance in a given period compared to prior periods and compared to other companies in our industry, as interest expense, taxes, depreciation and amortization can vary significantly across periods and between companies due in part to differences in accounting policies, tax strategies, levels of indebtedness, capital purchasing practices and interest rates. Adjusted EBITDA also assists management in evaluating operating performance. EBITDA, with adjustments specified in our credit facilities, is also the basis for calculating our financial debt covenants under our existing credit facilities.

Adjusted EBITDA is net of the impact of the realized losses from Cash Flow Swap, which were $33.4 million for the six months ended June 30, 2006 and $59.3 million for the combined year ended December 31, 2005.

Adjusted EBITDA has distinct limitations as compared to GAAP information, such as net income, income from continuing operations or operating income. By excluding interest expense and income tax expense, for example, it may not be apparent that both represent a reduction in cash available to us. Likewise, depreciation and amortization, while non-cash items, represent generally the decreases in value of assets that produce revenue for us. We present Adjusted EBITDA as a supplemental measure of our performance. We prepare Adjusted EBITDA by adjusting EBITDA to eliminate the impact of a number of items we do not consider indicative of our ongoing operating performance. We believe additional adjustments to EBITDA for these special charges provide a meaningful comparison of period-to-period results. In addition, in evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses similar to the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by these kinds of items or other items that are not indicative of our operating performance. Adjusted EBITDA should not be substituted as an alternative to net income or income from operations, which are measures of performance in accordance with GAAP. Our computation of Adjusted EBITDA for this purpose may not be comparable to other similarly titled measures computed for other purposes or by other companies because all companies do not calculate Adjusted EBITDA in the same fashion.

The following is a reconciliation of Adjusted EBITDA to net income:

	Immediate
	Predecessor	Successor	Combined	Successor
	174 Days Ended	49 Days Ended	Six Months	Six Months
	June 23,	June 30,	Ended June 30,	Ended June 30,
	2005	2005	2005	2006
		(unaudited)	(non-GAAP)	(unaudited)
	(in millions)
Adjusted EBITDA	$105.5	$2.1	$107.6	$212.9
Less:
Income tax expense	36.1	—	—	25.7
Interest expense	7.8	1.0	8.8	22.3
Depreciation and amortization	1.1	0.9	2.0	24.0
Loss on extinguishment of debt(b)	8.1	—	8.1	—
Inventory fair market value adjustment(c)	—	14.3	14.3	—
Funded letter of credit expense and interest rate swap not included in interest expense(d)	—	—	—	0.6
Major scheduled turnaround expense(e)	—	—	—	0.3
Loss on termination of swap(f)	—	25.0	25.0	—
Unrealized loss from Cash Flow Swap	—	127.2	127.2	98.2
Plus:
Income tax benefit	—	56.1	20.0	—

Net income (loss)	$52.4	$(110.2)	$(57.8)	$41.8

	Original		Immediate						Combined
	Predecessor		Predecessor		Successor	Combined		Pro Forma	Twelve
	Year	62 Days	304 Days	174 Days	233 Days	Year		Year	Months
	Ended	Ended	Ended	Ended	Ended	Ended		Ended	Ended
	December 31,	March 2,	December 31,	June 23,	December 31,	December 31,		December 31,	June 30,
	2003	2004	2004	2005	2005	2004	2005	2005	2006
						(non-GAAP)			(non-GAAP)
						(unaudited)		(unaudited)	(unaudited)
	(in millions)
Adjusted EBITDA	$42.1	$11.6	$108.0	$105.5	$146.6	$119.6	$252.1	$254.8	$357.4
Less:
Income tax expense	—	—	33.8	36.1	—	33.8	—	—	18.8
Interest expense	1.3	—	10.1	7.8	25.0	10.1	32.8	47.6	46.3
Depreciation and amortization	3.3	0.4	2.4	1.1	24.0	2.8	25.1	47.6	47.1
Impairment of property, plant and equipment(a)	9.6	—	—	—	—	—	—	—	—
Loss on extinguishment of debt(b)	—	—	7.2	8.1	—	7.2	8.1	—	—
Inventory fair market value adjustment(c)	—	—	3.0	—	16.6	3.0	16.6	16.6	2.3
Funded letter of credit expense and interest rate swap not included in interest expense(d)	—	—	—	—	2.3	—	2.3	4.3	2.9
Major scheduled turnaround expense(e)	—	—	1.8	—	—	1.8	—	—	0.3
Loss on termination of swap(f)	—	—	—	—	25.0	—	25.0	25.0	—
Unrealized loss from Cash Flow Swap	—	—	—	—	235.9	—	235.9	235.9	206.9
Plus:
Income tax benefit	—	—	—	—	63.0	—	26.9	39.3	—

Net income (loss)	$27.9	$11.2	$49.7	$52.4	$(119.2)	$60.9	$(66.8)	$(82.9)	$32.8

(a)	During the year ended December 31, 2003, we recorded an additional charge of $9.6 million related to the asset impairment of our refinery and nitrogen fertilizer plant based on the expected sales price of the assets in the Initial Acquisition.

(b)	Represents the write-off of $7.2 million of deferred financing costs in connection with the refinancing of our senior secured credit facility on May 10, 2004 and the write-off of $8.1 million of deferred financing costs in connection with the refinancing of our senior secured credit facility on June 23, 2005.

(c)	Consists of the additional cost of goods sold expense due to the step up to estimated fair value of certain inventories on hand at March 3, 2004 and June 24, 2005, as a result of the allocation of the purchase price of the Initial Acquisition and the Subsequent Acquisition to inventory.

(d)	Consists of fees which are expensed to Selling, general and administrative expenses in connection with the funded letter of credit facility of $150.0 million issued in support of the Cash Flow Swap. We consider these fees to be equivalent to interest expense and the fees are treated as such in the calculation of EBITDA in the first lien credit facility and the second lien credit facility.

(e)	Represents expenses associated with a major scheduled turnaround at our nitrogen fertilizer plant.

(f)	Represents the expense associated with the expiration of the crude oil, heating oil and gasoline option agreements entered into by Coffeyville Acquisition LLC in May 2005.

(4)	The reporting of cash flows from operating activities is impacted by the Initial Acquisition and the Subsequent Acquisition and the change in the basis of accounting that resulted from both of these transactions. Therefore, management believes it is not meaningful to combine cash flows from operating activities for the periods which include the date of the Initial Acquisition and the Subsequent Acquisition.

(5)	Operational information reflected for the 49 day Successor period ended June 30, 2005 includes only seven days of operational activity. Operational information reflected for the 233 day Successor period ended December 31, 2005 includes only 191 days of operational activity. Successor was formed on May 13, 2005 but had no financial statement activity during the 42-day period from May 13, 2005 to June 24, 2005, with the exception of certain crude oil, heating oil and gasoline option agreements entered into with J. Aron as of May 16, 2005 which expired unexercised on June 16, 2005.

(6)	Barrels per day is calculated by dividing the volume in the period by the number of calendar days in the period. Barrels per day as shown here is impacted by plant down-time and other plant disruptions and does not represent the capacity of the facility’s continuous operations.

(7)	For a discussion and presentation of “Gross margin excluding manufacturing expenses” and “Manufacturing expenses excluding depreciation and amortization” see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations” commencing on page 61.

(8)	On-stream factor is the total number of hours operated divided by the total number of hours in the reporting period.

(9)	During the year ended December 31, 2003, we recorded an additional charge of $9.6 million related to the asset impairment of the refinery and nitrogen fertilizer plant based on the expected sales price of the assets in the Initial Acquisition. In addition, we recorded a charge of $1.3 million for the rejection of existing contracts while operating under Chapter 11 of the U.S. Bankruptcy Code.

(10)	Excludes liabilities subject to compromise due to Original Predecessor’s bankruptcy of $105.2 million as of December 31, 2003 in calculating Original Predecessor’s working capital.

(11)	While operating under Chapter 11 of the U.S. Bankruptcy Code, Original Predecessor’s financial statements were prepared in accordance with SOP 90-7 “Financial Reporting by Entities in Reorganization under Bankruptcy Code.” SOP 90-7 requires that pre-petition liabilities be segregated in the Balance Sheet.

About This Prospectus

Certain Definitions

In this prospectus,

•	Original Predecessor refers to the former Petroleum Division and one facility within the eight-plant Nitrogen Fertilizer Manufacturing and Marketing Division of Farmland which Coffeyville Resources, LLC acquired on March 3, 2004 in a sales process under Chapter 11 of the U.S. Bankruptcy Code;

•	Initial Acquisition refers to the acquisition of Original Predecessor on March 3, 2004 by Coffeyville Resources, LLC;

•	Immediate Predecessor refers to Coffeyville Group Holdings, LLC and its subsidiaries, including Coffeyville Resources, LLC;

•	Subsequent Acquisition refers to the acquisition of Immediate Predecessor on June 24, 2005 by Coffeyville Acquisition LLC; and

•	Successor refers to Coffeyville Acquisition LLC and its consolidated subsidiaries.

Industry and Market Data

The data included in this prospectus regarding the oil refining industry and the nitrogen fertilizer industry, including trends in the market and our position and the position of our competitors within these industries, are based on our estimates, which have been derived from management’s knowledge and experience in the areas in which the relevant businesses operate, and information obtained from customers, distributors, suppliers, trade and business organizations, internal research, publicly available information, industry publications and surveys and other contacts in the areas in which the relevant businesses operate. We have also cited information compiled by industry publications, governmental agencies and publicly available sources. Although we believe that these sources are generally reliable, we have not independently verified data from these sources or obtained third party verification of this data. Estimates of market size and relative positions in a market are difficult to develop and inherently uncertain. Accordingly, investors should not place undue weight on the industry and market share data presented in this prospectus.

Trademarks, Trade Names and Service Marks

This prospectus includes trademarks owned by us, including COFFEYVILLE RESOURCESTM. This prospectus also contains trademarks, service marks, copyrights and trade names of other companies.

RISK FACTORS

You should carefully consider each of the following risks and all of the information set forth in this prospectus before deciding to invest in our common stock. If any of the following risks and uncertainties develops into actual events, our business, financial condition or results of operations could be materially adversely affected. In that case, the price of our common stock could decline and you could lose part or all of your investment.

Risks Related to Our Petroleum Business

Volatile margins in the refining industry may cause volatility or a decline in our future results of operations and decrease our cash flow.

Our petroleum business’ financial results are primarily affected by the relationship, or margin, between refined product prices and the prices for crude oil and other feedstocks. Future volatility in refining industry margins may cause volatility or a decline in our results of operations, since the margin between refined product prices and feedstock prices may decrease below the amount needed for us to generate net cash flow sufficient for our needs. Although an increase or decrease in the price for crude oil generally results in a similar increase or decrease in prices for refined products, there is normally a time lag in the realization of the similar increase or decrease in prices for refined products. The effect of changes in crude oil prices on our results of operations therefore depends in part on how quickly and how fully refined product prices adjust to reflect these changes. A substantial or prolonged increase in crude oil prices without a corresponding increase in refined product prices, a substantial or prolonged decrease in refined product prices without a corresponding decrease in crude oil prices could have a significant negative impact on our earnings, results of operations and cash flows.

If we are required to obtain our crude oil supply without the benefit of our credit intermediation agreement, our exposure to the risks associated with volatile crude prices may increase and our liquidity may be reduced.

We currently obtain the majority of our crude oil supply through a crude oil credit intermediation agreement with J. Aron, which minimizes the amount of in transit inventory and mitigates crude pricing risks by ensuring pricing takes place extremely close to the time when the crude is refined and the yielded products are sold. In the event this agreement is terminated or is not renewed prior to expiration we may be unable to obtain similar services from another party at the same or better terms as our existing agreement. The current credit intermediation agreement expires on December 31, 2007 unless canceled by either party prior to November 2, 2006, in which case the contract terminates on December 31, 2006. We cannot assure you that we will be able to renegotiate a new credit intermediation agreement on similar terms, or at all. Further, if we were required to obtain our crude oil supply without the benefit of an intermediation agreement, our exposure to crude pricing risks may increase, even despite any hedging activity in which we may engage, and our liquidity would be negatively impacted due to the increased inventory and the negative impact of market volatility.

Disruption of our ability to obtain an adequate supply of crude oil could reduce our liquidity and increase our costs.

Our refinery requires approximately 80,000 bpd of crude oil in addition to the light sweet crude oil we gather locally in Kansas and northern Oklahoma. We obtain a significant amount of our non-gathered crude oil, approximately 20% to 30% on average, from Latin America and South America. If these supplies become unavailable to us, we may need to seek supplies from the Middle East, West Africa, Canada and the North Sea. We are subject to the political, geographic, and economic risks attendant to doing business with suppliers located in those regions. Disruption of production in any of such regions for any reason could have a material impact on other regions and our business. In the event that one or more of our traditional suppliers becomes unavailable to us, we may be unable to obtain an adequate supply of crude oil, or we may only be able to obtain our crude oil supply at unfavorable prices. As a result, we may experience a reduction in our liquidity and our results of operations could be materially adversely affected.

The key event of 2005 in our industry was the hurricane season which produced a record number of named storms, including hurricanes Katrina and Rita. The location and intensity of these storms caused extreme amounts of damage to both crude and natural gas production as well as extensive disruption to many U.S. Gulf Coast refinery operations although we believe that substantially most of this refining capacity has been restored. These events caused both price spikes in the commodity markets as well as substantial increases in crack spreads. Severe weather, including hurricanes along the U.S. Gulf Coast, could interrupt our supply of crude oil. Supplies of crude oil to our refinery are periodically shipped from U.S. Gulf Coast production or terminal facilities, including through the Seaway Pipeline from the U.S. Gulf Coast to Cushing, Oklahoma. Although the 2005 hurricanes did not cause a production interruption at our Coffeyville refinery, U.S. Gulf Coast facilities could be subject to damage or production interruption from hurricanes or other severe weather in the future which could interrupt or materially adversely affect our crude oil supply. If our supply of crude oil is interrupted, our business, financial condition and results of operations could be materially adversely impacted.

Our profitability is linked to the light/heavy and sweet/sour crude oil price spreads. In 2005 and 2006 the light/heavy crude oil price spread increased significantly. A decrease in either of the spreads would negatively impact our profitability.

Our profitability is linked to the price spreads between light and heavy crude oil and sweet and sour crude oil within our plant capabilities. We prefer to refine heavier sour crude oils because they have historically provided wider refining margins than light sweet crude. Accordingly, any tightening of the light/heavy or sweet/sour spreads could reduce our profitability. During 2005 and 2006, relatively high demand for lighter sweet crude due to increasing demand for more highly refined fuels resulted in an attractive light/heavy crude oil price spread and an improved sweet/sour spread compared to 2004. Countries with less complex refining capacity than the United States and Europe continue to require large volumes of light sweet crude in order to meet their demand for transportation fuels. Crude oil prices may not remain at current levels and the light/heavy or sweet/sour spread may decline, which could result in a decline in profitability or operating losses.

Our refinery faces operating hazards and interruptions, including unscheduled maintenance or downtime. The limits on insurance coverage could expose us to potentially significant liability costs to the extent these hazards or interruptions are not fully covered. Insurance companies that currently insure companies in the energy industry may cease to do so or may substantially increase premiums.

Our operations, located primarily in a single location, are subject to significant operating hazards and interruptions. If our refinery experiences a major accident or fire, is damaged by severe weather or other natural disaster, or is otherwise forced to curtail its operations or shut down, we could incur significant losses which could have a material adverse impact on our financial results. In addition, a major accident, fire or other event could damage our refinery or the environment or result in injuries or loss of life. If our refinery experiences a major accident or fire or other event or an interruption in supply or operations, our business could be materially adversely affected if the damage or liability exceeds the amounts of business interruption, property, terrorism and other insurance that we maintain against these risks. As required under our existing credit facilities, we maintain property insurance capped at $1.25 billion which is subject to annual renewal. In the event of a business interruption we would not be entitled to recover our losses until the interruption exceeds 45 days in the aggregate. We are fully exposed to losses in excess of this cap or that occur in the 45 days of our deductible period. These losses may be material.

The energy industry is highly capital intensive, and the entire or partial loss of individual facilities can result in significant costs to both industry participants, such as us, and their insurance carriers. In recent years, several large energy industry claims have resulted in significant increases in the level of premium costs and deductible periods for participants in the energy industry. For example, during 2005, hurricanes Katrina and Rita caused significant damage to several petroleum refineries along the U.S. Gulf Coast, in addition to numerous oil and gas production facilities and pipelines in that region. As a result of large energy industry claims, insurance companies that have historically participated in underwriting energy-related facilities may discontinue that practice, or demand significantly higher premiums or deductibles to cover these facilities. If significant changes in the number or financial solvency of insurance underwriters for the energy industry occur, or if other adverse conditions over which we have no control prevail in the insurance market, we may be unable to obtain and maintain adequate insurance at reasonable cost or we may need to significantly increase our retained exposures.

Our refinery consists of a number of processing units, many of which have been in operation for a number of years. One or more of the units may require unscheduled down time for unanticipated maintenance or repairs on a more frequent basis than our scheduled turnaround of every one to five years for each unit, or our planned turnarounds may last longer than anticipated. Scheduled and unscheduled maintenance could reduce our net income during the period of time that any of our units is not operating.

If our access to the pipelines on which we rely for the supply of our feedstock and the distribution of our products is interrupted, our inventory and costs may increase and we may be unable to efficiently distribute our products.

If one of the pipelines on which we rely for supply of our crude oil becomes inoperative, we would be required to obtain crude oil for our refinery through an alternative pipeline or from additional tank trucks, which could increase our costs and result in lower production levels and profitability. Similarly, if a major refined fuels pipeline becomes inoperative, we would be required to keep refined fuels in inventory or supply refined fuels to our customers through an alternative pipeline or by additional tank trucks from the refinery, which could increase our costs and result in a decline in profitability.

Our petroleum business’ financial results are seasonal and generally lower in the first and fourth quarters of the year, which may cause volatility in the price of our common stock.

Demand for gasoline products is generally higher during the summer months than during the winter months due to seasonal increases in highway traffic and road construction work. As a result, our results of operations for the first and fourth calendar quarters are generally lower than for those for the second and third quarters, which may cause volatility in the price of our common stock. Further, reduced agricultural work during the winter months somewhat depresses demand for diesel fuel in the winter months. In addition to the overall seasonality of our business, unseasonably cool weather in the summer months and/or unseasonably warm weather in the winter months in the markets in which we sell our petroleum products could have the effect of reducing demand for gasoline and diesel fuel which could result in lower prices and reduce operating margins.

We face significant competition, both within and outside of our industry. Competitors who produce their own supply of feedstocks, have extensive retail outlets, make alternative fuels or have greater financial resources than we do may have a competitive advantage over us.

The refining industry is highly competitive with respect to both feedstock supply and refined product markets. If we are unable to compete effectively with our competitors within and outside of our industry, we may be unable to sustain our current level of profitability. We compete with numerous other companies for available supplies of crude oil and other feedstocks and for outlets for our refined products. We are not engaged in the petroleum exploration and production business and therefore we do not produce any of our crude oil feedstocks. We do not have a retail business and therefore are dependent upon others for outlets for our refined products. We do not have any long-term arrangements for much of our output. Many of our competitors in the United States as a whole, and one of our regional competitors, obtain significant portions of their feedstocks from company-owned production and have extensive retail outlets. Competitors that have their own production or extensive retail outlets with brand-name recognition are at times able to offset losses from refining operations with profits from producing or retailing operations, and may be better positioned to withstand periods of depressed refining margins or feedstock shortages. A number of our competitors also have materially greater financial and other resources than us providing them the ability to add incremental capacity in environments of high crack spreads. These competitors have a greater ability to bear the economic risks inherent in all phases of the refining industry. An expansion or upgrade of our competitors’ facilities, price volatility, international political and economic developments and other factors beyond our control are likely to continue to play an important role in refining industry economics and may add additional competitive pressure on us. In addition, we compete with other industries that provide alternative means to satisfy the energy and fuel requirements of our industrial, commercial and individual consumers. The more successful these alternatives become as a result of governmental regulations, technological advances, consumer demand, improved pricing or otherwise, the greater the impact on pricing and demand for our products and our profitability. There are presently significant governmental and consumer pressures to increase the use of alternative fuels in the United States.

Environmental laws and regulations will require us to make substantial capital expenditures in the future.

Current or future federal, state and local environmental laws and regulations could cause us to expend substantial amounts to install controls or make operational changes to comply with environmental requirements. In addition, future environmental laws and regulations, or new interpretations of existing laws or regulations, could limit our ability to market and sell our products to end users. We cannot assure you that any such future environmental laws or governmental regulations will not have a significant impact on the results of our operations.

In March 2004, we entered into a Consent Decree with the United States Environmental Protection Agency, or the EPA, and the Kansas Department of Health and Environment, or the KDHE, to address certain allegations of Clean Air Act violations by Farmland at the Coffeyville oil refinery in order to reduce environmental risks and liabilities going forward. Pursuant to the Consent Decree, in the short-term, we have increased the use of catalyst additives to the fluid catalytic cracking unit at the facility to reduce emissions of sulfur dioxide, or SO2. We will begin adding catalyst to reduce oxides of nitrogen, or NOx, in 2007. In the long term, we will install controls to minimize both SO2 and NOx emissions, which under terms of the Consent Decree require that final controls be in place by January 1, 2011. In addition, pursuant to the Consent Decree, we assumed certain cleanup obligations at our Coffeyville refinery and Phillipsburg terminal, and we agreed to retrofit some heaters at the refinery with Ultra Low NOx burners. All heater retrofits have been performed and we are currently verifying that the heaters meet the Ultra Low NOx standards required by the Consent Decree. The Ultra Low NOx heater technology is in widespread use throughout the industry. There are other permitting, monitoring, recordkeeping and reporting requirements associated with the Consent Decree, and we are required to provide periodic reports on our compliance with the terms and conditions of the Consent Decree. The overall costs of complying with the Consent Decree over the next four years are expected to be approximately $23 million. To date, we have met all deadlines and requirements of the Consent Decree and we have not had to pay any stipulated penalties, which are required to be paid for failure to comply with various terms and conditions of the Consent Decree. Availability of equipment and technology performance, as well as EPA interpretations of provisions of the Consent Decree that differ from ours, could have a material adverse effect on our ability to meet the requirements imposed by the Consent Decree.

We will make capital expenditures over the next several years in order to comply with regulations under the Clean Air Act establishing stringent low sulfur content specifications for our petroleum products, including the Tier II gasoline standards, as well as regulations with respect to on- and off-road diesel fuel, which are designed to reduce air emissions from the use of these products. In February 2004, the EPA granted us a “hardship waiver” that would allow us to defer meeting final low sulfur Tier II gasoline standards until January 1, 2011 in exchange for requiring us to meet low sulfur highway diesel requirements by January 1, 2007. We are currently in the startup phase of our Ultra Low Sulfur Diesel Hydrodesulfurization unit, which utilizes technology with widespread use throughout the industry. Based on our preliminary estimates, we believe that compliance with the Tier II gasoline standards and on-road diesel standards will require us to spend approximately $97 million during 2006 (most of which has already been spent), approximately $11 million in 2007 and approximately $12 million between 2008 and 2010. Changes in these laws or interpretations thereof could result in significantly greater expenditures.

Changes in our credit profile may affect our relationship with our suppliers, which could have a material adverse effect on our liquidity.

Changes in our credit profile may affect the way crude oil suppliers view our ability to make payments and may induce them to shorten the payment terms of their invoices. Given the large dollar amounts and volume of our feedstock purchases, a change in payment terms may have a material adverse effect on our liquidity and our ability to make payments to our suppliers.

We may have additional capital needs for which our internally generated cash flows and other sources of liquidity may not be adequate.

If we cannot generate cash flow or otherwise secure sufficient liquidity to support our short-term and long-term capital requirements, we may be unable to comply with certain environmental standards or pursue our business strategies, in which case our operations may not perform as well as we currently expect. We have substantial short-term and long-term capital needs, including capital expenditures we are required to make to comply with Tier II gasoline standards, on-road diesel regulations, off-road diesel regulations and the Consent Decree. Our short-term working capital needs are primarily crude oil purchase requirements, which fluctuate with the pricing and sourcing of crude oil. We also have significant long-term needs for cash. We currently estimate that mandatory capital and turnaround expenditures, excluding the non-recurring capital expenditures required to comply with Tier II gasoline standards, on-road diesel regulations, off-road diesel regulations and the Consent Decree described above, to average approximately $45 million per year over the next five years.

Risks Related to Our Nitrogen Fertilizer Business

Our nitrogen fertilizer plant has high fixed costs. If natural gas prices fall below a certain level, our nitrogen fertilizer business may not generate sufficient revenue to operate profitably or cover its costs.

Our nitrogen fertilizer plant has high fixed costs. As a result, downtime or low productivity due to reduced demand, weather interruptions, equipment failures, low prices for our products or other causes can result in significant operating losses. Unlike our competitors, whose primary costs are related to the purchase of natural gas and whose fixed costs are minimal, we have high fixed costs not dependent on the price of natural gas. A decline in natural gas prices generally has the effect of reducing the base sale price for our products while our costs remain substantially the same. Any decline in the price of our fertilizer products could have a material negative impact on our profitability and results of operations.

Our nitrogen fertilizer business is cyclical, which exposes us to potentially significant fluctuations in our financial condition and results of operations, which could result in volatility in the price of our common stock.

A significant portion of our nitrogen fertilizer product sales consists of sales of agricultural commodity products, exposing us to fluctuations in supply and demand in the agricultural industry. These fluctuations historically have had and could in the future have significant effects on prices across all of our nitrogen fertilizer products and, in turn, our nitrogen fertilizer business’ results of operations and financial condition, which could result in significant volatility in the price of our common stock. The prices of nitrogen fertilizer products depend on a number of factors which are largely outside of our control, including general economic conditions, cyclical trends in end-user markets, supply and demand imbalances, and weather conditions, which have a greater relevance because of the seasonal nature of fertilizer application. Changes in supply result from capacity additions or reductions and from changes in inventory levels. Demand for fertilizer products is dependent, in part, on demand for crop nutrients by the global agricultural industry. Periods of high demand, high capacity utilization, and increasing operating margins have tended to result in new plant investment and increased production until supply exceeds demand, followed by periods of declining prices and declining capacity utilization until the cycle is repeated.

Our fertilizer products are global commodities, and we face intense competition from other nitrogen fertilizer producers.

We are subject to intense price competition in our fertilizer business from both U.S. and foreign sources, including competitors operating in the Persian Gulf, Asia-Pacific, the Caribbean and the former Soviet Union. Fertilizers are global commodities, with little or no product differentiation, and customers make their purchasing decisions principally on the basis of delivered price and availability of the product. We compete with a number of U.S. producers and producers in other countries, including state-owned and government-subsidized entities. The United States and the European Commission each have trade regulatory measures in effect which are designed to address this type of unfair trade. Changes in these measures could have an adverse impact on our sales and profitability of the particular products involved. Some of our competitors have greater total resources and are less dependent on earnings from fertilizer sales, which makes them less vulnerable to industry downturns and better positioned to pursue new expansion and development opportunities. In addition, recent consolidation in the fertilizer industry has increased the resources of several of our competitors. In light of this industry consolidation, our competitive position could suffer to the extent we are not able to expand our own resources either through investments in new or existing operations or through acquisitions, joint ventures or partnerships. Our inability to compete successfully could result in the loss of customers, which could adversely affect our sales and profitability.

Adverse weather conditions during peak fertilizer application periods may have a negative effect upon our results of operations and financial condition, as our agricultural customers are geographically concentrated.

Sales of our fertilizer products to agricultural customers are concentrated in the Great Plains and Midwest states and are seasonal in nature. For example, our nitrogen fertilizer business generates greater net sales and operating income in the spring. Accordingly, an adverse weather pattern affecting agriculture in these regions or during this season could have a negative effect on fertilizer demand, which could, in turn, result in a decline in our net sales, lower margins and otherwise negatively affect our financial condition and results of operations. Our quarterly results may vary significantly from one year to the next due primarily to weather-related shifts in planting schedules and purchase patterns, as well as the relationship between natural gas and nitrogen fertilizer product prices.

Our margins and results of operations may be adversely affected by the supply and price levels of pet coke and other essential raw materials.

Pet coke is a key raw material used in the manufacture of our nitrogen fertilizer products. Increases in the price of pet coke could result in a decrease in our profit margins or results of operations. Our profitability is directly affected by the price and availability of pet coke obtained from our oil refinery and purchased from third parties. If we are unable to obtain the majority of the pet coke we need from our adjacent oil refinery we will be required to purchase significantly greater amounts of pet coke on the open market, which would subject us to greater sensitivity to fluctuations in the price of pet coke on the open market. We have no way of predicting to what extent pet coke prices will rise in the future. In addition, the air separation plant that provides oxygen, nitrogen, and compressed dry air to our nitrogen fertilizer plant’s gasifier has experienced numerous short-term (one to five minute) interruptions in our gasifier operations. If we cannot maintain a reliable supply of raw materials for our operations, we may be unable to produce our products at current levels and our reputation, customer relationships and results of operations may be materially harmed.

We cannot assure you that we will be able to maintain an adequate supply of pet coke and other essential raw materials or that this supply will not be delayed or interrupted, resulting in production delays or in cost increases if alternative sources of supply prove to be more expensive or difficult to obtain. If our raw material costs were to increase, or if we were to experience an extended interruption in the supply of raw materials, including pet coke, to our production facilities, we could lose sale opportunities, damage our relationships with or lose customers, suffer lower margins, and experience other negative effects to our business, results of operations and financial condition. In addition, if natural gas prices in the United States were to decline to a level that prompts those U.S. producers who have permanently or temporarily closed production facilities to resume fertilizer production, this would likely contribute to a global supply/demand imbalance that could negatively affect our margins, results of operations and financial condition.

Ammonia can be very volatile. If we are held liable for accidents involving ammonia that cause severe damage to property and/or injury to the environment and human health, our financial condition and the price of our common stock could decline. In addition, the costs of transporting ammonia could increase significantly in the future.

We manufacture, process, store, handle, distribute and transport ammonia, which is very volatile. Accidents, releases or mishandling involving ammonia could cause severe damage or injury to property, the environment and human health, as well as a possible disruption of supplies and markets. Such an event could result in civil lawsuits and regulatory enforcement proceedings, both of which could lead to significant liabilities. Any damage to persons, equipment or property or other disruption of our ability to produce or distribute our products could result in a significant decrease in operating revenues and significant additional cost to replace or repair and insure our assets, which could negatively affect our operating results and financial condition. In addition, we may incur significant losses or costs relating to the operation of railcars used for the purpose of carrying various products, including ammonia. Due to the dangerous and potentially toxic nature of the cargo, in particular ammonia on board railcars, a railcar accident may result in uncontrolled or catastrophic circumstances, including fires, explosions, and pollution. These circumstances may result in severe damage and/or injury to property, the environment and human health. In the event of pollution, we may be strictly liable. If we are strictly liable, we could be held responsible even if we are not at fault and we complied with the laws and regulations in effect at the time. Litigation arising from accidents involving ammonia may result in our being named as a defendant in lawsuits asserting claims for large amounts of damages, which could have a material adverse effect on our financial condition and the price of our common stock.

Given the risks inherent in transporting ammonia, the costs of transporting ammonia could increase significantly in the future. Ammonia is most typically transported by railcar. A number of initiatives are underway in the railroad and chemicals industries which may result in changes to railcar design in order to minimize railway accidents involving hazardous materials. If any such design changes are implemented, or if accidents involving hazardous freight increases the insurance and other costs of railcars, our freight costs could significantly increase.

Prior to our acquisition of the nitrogen fertilizer plant in 2004 and continuing into our ownership, the facility experienced equipment malfunctions, resulting in air releases of ammonia into the environment. This and other critical equipment has since been replaced. We have reported the excess emissions of ammonia to the EPA and the KDHE as part of an air permitting audit of the facility. We cannot assure you that additional equipment or repairs will not be required or that significant government enforcement or third-party claims will not result from the excess ammonia emissions.

Environmental laws and regulations could require us to make substantial capital expenditures in the future.

We manufacture, process, store, handle, distribute and transport fertilizer products, including ammonia, that are subject to federal, state and local environmental laws and regulations. Presently existing or future environmental laws and regulations could cause us to expend substantial amounts to install controls or make operational changes to comply with changes in environmental requirements. In addition, future environmental laws and regulations, or new interpretations of existing laws or regulations, could limit our ability to market and sell our products to end users. We cannot assure you that any such future environmental laws or governmental regulations will not have a significant impact on the results of our operations.

Our nitrogen fertilizer operations are dependent on a few third-party suppliers. Failure by key third-party suppliers of oxygen, nitrogen and electricity to perform in accordance with their contractual obligations may have a negative effect upon our results of operations and financial condition.

Our operations depend in large part on the performance of third-party suppliers, including The BOC Group, for the supply of oxygen and nitrogen, and the City of Coffeyville for the supply of electricity. The contract with The BOC Group extends through 2020 and the electricity contract extends through 2019. Should either of those two suppliers fail to perform in accordance with the existing contractual arrangements, our gasification operation would be forced to a halt. We may be unable to obtain alternate sources of supply of oxygen, nitrogen or electricity on similar terms or at all should either of these two suppliers fail to perform. Any shutdown of our operations could have a material negative effect upon our results of operations and financial condition.

Risks Related to Our Entire Business

Our operations involve environmental risks that may require us to make substantial capital expenditures to remain in compliance or to remediate current or future contamination that could give rise to material liabilities.

Our results of operations may be affected by increased costs resulting from compliance with the extensive federal, state and local environmental laws and regulations to which our facilities are subject and from contamination of our facilities as a result of accidental spills, discharges or other historical releases of petroleum or hazardous substances.

Our operations are subject to a variety of federal, state and local environmental laws and regulations relating to the protection of the environment, including those governing the emission or discharge of pollutants into the environment, product specifications and the generation, treatment, storage, transportation, disposal and remediation of solid and hazardous waste and materials. Environmental laws and regulations that affect the operations, processes and margins for our refined products are extensive and have become progressively more stringent. Violations of these laws and regulations or permit conditions can result in substantial penalties, injunctive orders compelling installation of additional controls, civil and criminal sanctions, permit revocations and/or facility shutdowns.

In addition, new environmental laws and regulations, new interpretations of existing laws and regulations, increased governmental enforcement of laws and regulations or other developments could require us to make additional unforeseen expenditures. Many of these laws and regulations are becoming increasingly stringent, and the cost of compliance with these requirements can be expected to increase over time. We are not able to predict the impact of new or changed laws or regulations or changes in the ways that such laws or regulations are administered, interpreted or enforced. The requirements to be met, as well as the technology and length of time available to meet those requirements, continue to develop and change. These expenditures or costs for environmental compliance could have a material adverse effect on our financial condition and results of operations.

Our business is inherently subject to accidental spills, discharges or other releases of petroleum or hazardous substances into the environment. Past or future spills related to any of our operations, including our refinery, pipelines, product terminals, fertilizer plant or transportation of products or hazardous substances from those facilities, may give rise to liability (including strict liability, or liability without fault, and potential cleanup responsibility) to governmental entities or private parties under federal, state or local environmental laws, as well as under common law. For example, we could be held strictly liable under the Comprehensive Environmental Responsibility, Compensation and Liability Act, or CERCLA, for past or future spills without regard to fault or whether our actions were in compliance with the law at the time of the spills. Pursuant to CERCLA and similar state statutes, we could be held liable for contamination associated with facilities we currently own or operate, facilities we formerly owned or operated and facilities to which we transported or arranged for the transportation of wastes or by-products containing hazardous substances for treatment, storage, or disposal. The potential penalties and clean-up costs for past or future releases or spills, liability to third parties for damage to their property or exposure to hazardous substances, or the need to address newly discovered information or conditions that may require response actions could be significant and could have a material adverse effect on our business, financial condition and results of operations. We cannot assure you that we will not become involved in litigation or any other proceedings involving contamination or that, if we were to be held responsible for damages or required to reimburse costs in any future litigation or other proceedings, such damages or costs would be covered by insurance or would not be material.

Two of our facilities, including our Coffeyville oil refinery and the Phillipsburg terminal (which operated as a refinery until 1991), have environmental contamination. We have assumed Farmland’s responsibilities under certain Resource Conservation and Recovery Act, or RCRA, corrective action orders related to contamination at or that originated from the Coffeyville refinery (which includes portions of the fertilizer plant) and the Phillipsburg terminal. If significant unforeseen liabilities that have been undetected to date by our extensive soil and groundwater investigation and sampling programs arise in the areas where we have assumed liability for the corrective action, that liability could have a material adverse effect on our results of operations and financial condition and may not be covered by insurance.

In addition, we may face liability for alleged personal injury or property damage due to exposure to chemicals or other hazardous substances located at or released from our facilities. We may also face liability for personal injury, property damage, natural resource damage or for cleanup costs for the alleged migration of contamination or other hazardous substances from our facilities to adjacent and other nearby properties.

We may face future liability for the off-site disposal of hazardous wastes. Pursuant to CERCLA, companies that dispose of, or arrange for the disposal of, hazardous substances at off-site locations can be held jointly and severally liable for the costs of investigation and remediation of contamination at those off-site locations, regardless of fault. Although we have not been identified as a potentially responsible party under CERCLA for off-site disposal of our hazardous wastes, we cannot assure you that we will not become involved in litigation or any other proceedings involving off-site waste disposal or that, if we were to be held responsible for damages or required to reimburse costs in any future litigation or other proceedings, the damages or costs would be covered by insurance or would not be material.

We have a limited operating history as a stand-alone company and previous financial statements may not be indicative of our future performance.

Our limited historical financial performance as a stand-alone company makes it difficult for you to evaluate our business and results of operations to date and to assess our future prospects and viability. Further, our brief operating history has resulted in period over period revenue and profitability growth rates that may not be indicative of our future results of operations. We have been operating during a recent period of significant growth in the profitability of the refined products industry and there can be no assurance that these conditions will continue or that these conditions will not reverse. As a result, our results of operations may be lower than we currently expect and the price of our common stock may be volatile.

Our commodity derivative activities could result in losses and may result in period-to-period earnings volatility.

The nature of our operations results in exposure to fluctuations in commodity prices. If we do not effectively manage our derivative activities, we could incur significant losses. We monitor our exposure and, when appropriate, utilize derivative financial instruments and physical delivery contracts to mitigate the potential impact from changes in commodity prices. If commodity prices change from levels specified in our various derivative agreements, a fixed price contract or an option price structure could limit us from receiving the full benefit of commodity price changes. In addition, by entering into these derivative activities, we may suffer financial loss if we are unable to produce oil to fulfill our obligations. In the event we are required to pay a margin call on a derivative contract we may be unable to benefit fully from an increase in the value of the commodities we sell. In addition, we may be required to make a margin payment before we are able to realize a gain on a sale resulting in a reduction in cash flow, particularly if prices decline by the time we are able to sell.

In June 2005, Coffeyville Acquisition LLC entered into the Cash Flow Swap, which is not subject to margin calls, in the form of three swap agreements for the period from July 1, 2005 to June 30, 2010 with J. Aron in connection with the Subsequent Acquisition. These agreements were subsequently assigned from Coffeyville Acquisition LLC to Coffeyville Resources, LLC on June 24, 2005. Pursuant to the Cash Flow Swap, sales representing approximately 70% and 17% of then forecasted refinery output for the periods from July 2005 through June 2009, and July 2009 through June 2010, respectively, have been economically hedged. In addition, under the terms of the existing credit facilities, management has the discretion to change the amount of hedged volumes under the Cash Flow Swap therefore affecting our exposure to market volatility. Because this derivative is based on NYMEX prices while our revenue is based on prices in the Coffeyville supply area, the contracts cannot completely eliminate all risk of price volatility. If the price of products on NYMEX is different than the value contracted in the swap, then we will receive from or owe to the counterparty the difference on each unit of product that contracted in the swap. In addition, as a result of the accounting treatment of these contracts, unrealized gains and losses are charged to our earnings based on the increase or decrease in the market value of the unsettled position and the inclusion of such hedging gains or losses in earnings may produce significant period-to-period earnings volatility that is not necessarily reflective of our underlying operating performance. The positions under the Cash Flow Swap resulted in unrealized losses of $98.2 million for the six months ended June 30, 2006. As of June 30, 2006, a $1.00 change in quoted prices for the crack spreads utilized in the Cash Flow Swap would result in a $77.2 million change to the fair value of derivative commodity position and the same change to net income. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Cash Flow Swap.”

We depend on our significant customers, and the loss of one or several of our significant customers may have a material adverse impact on our results of operations and financial condition.

We have a high concentration of customers in both our petroleum and nitrogen fertilizer businesses. Our four largest customers in the petroleum business represented 58.7% and 42.3% of our petroleum sales for the year ended December 31, 2005 and the six months ended June 30, 2006, respectively. Further, in the aggregate our top five ammonia customers represented 55.2% and 52.6% of our ammonia sales for the year ended December 31, 2005 and the six months ended June 30, 2006, respectively, and our top five UAN customers represented 43.1% and 29.2% of our UAN sales, respectively for the same periods. Several of our significant petroleum, ammonia and UAN customers each account for more than 10% of sales of petroleum, ammonia and UAN, respectively. Given the nature of our business, and consistent with industry practice, we do not have long-term minimum purchase contracts with any of our customers. The loss of one or several of our significant customers, or a significant reduction in purchase volume by any of them, could have a material adverse effect on our results of operations and financial condition.

We may not be able to successfully implement our business strategies, which include completion of significant capital programs.

One of our business strategies is to implement a number of capital expenditure projects designed to increase productivity and profitability of our facilities. Many factors beyond our control may prevent or hinder our implementation of some or all of these projects, including compliance with or liability under environmental regulations, a downturn in refining margins, technical or mechanical problems, lack of availability of capital and other factors. Costs and delays have increased significantly during the past two years and the large number of capital projects underway in the industry has led to shortages in skilled craftsmen, engineering services and equipment manufacturing. Our capital projects were designed during periods of strong profitability for refiners which may not continue at the time these projects are undertaken. Failure to successfully implement our profit-enhancing strategy may materially adversely affect our business prospects and competitive position in the industry.

We are scheduled to execute a major turnaround and expansion beginning in the first quarter of 2007. Major equipment is scheduled to be delivered before the turnaround commences. These projects could be significantly delayed if equipment is not delivered on time or if adequate labor is not available. We may incur additional costs and these projects could run significantly over budget given escalation of labor and equipment costs recently experienced across the refining industry.

We are a holding company and depend upon our subsidiaries for our cash flow.

We are a holding company. Our subsidiaries conduct all of our operations and own substantially all of our assets. Consequently, our cash flow and our ability to meet our obligations or to pay dividends or make other distributions in the future will depend upon the cash flow of our subsidiaries and the payment of funds by our subsidiaries to us in the form of dividends, tax sharing payments or otherwise. In addition, Coffeyville Resources, LLC, our indirect subsidiary and the primary obligor under our existing credit facilities, is a holding company and its ability to meet its debt service obligations depends on the cash flow of its subsidiaries. The ability of our subsidiaries to make any payments to us will depend on their earnings, the terms of their indebtedness, including the terms of our first lien credit facility and second lien credit facility, tax considerations and legal restrictions.

Our significant indebtedness may affect our ability to operate our business, and may have a material adverse effect on our financial condition and results of operation.

As of June 30, 2006, we had total debt of $508.3 million and availability of $55.2 million under our revolving credit facility. We and our subsidiaries may be able to incur significant additional indebtedness in the future. If new indebtedness is added to our current indebtedness, the risks described below could increase. Our high level of indebtedness could have important consequences, such as:

•	limiting our ability to obtain additional financing to fund our working capital, acquisitions, expenditures, debt service requirements or for other purposes;

•	limiting our ability to use operating cash flow in other areas of our business because we must dedicate a substantial portion of these funds to service debt;

•	limiting our ability to compete with other companies who are not as highly leveraged;

•	placing restrictive financial and operating covenants in the agreements governing our and our subsidiaries’ long-term indebtedness and bank loans, including, in the case of certain indebtedness of subsidiaries, certain covenants that restrict the ability of subsidiaries to pay dividends or make other distributions to us;

•	exposing us to potential events of default (if not cured or waived) under financial and operating covenants contained in our or our subsidiaries’ debt instruments that could have a material adverse effect on our business, financial condition and operating results;

•	increasing our vulnerability to a downturn in general economic conditions or in pricing of our products; and

•	limiting our ability to react to changing market conditions in our industry and in our customers’ industries.

In addition to our debt service obligations, our operations require substantial investments on a continuing basis. Our ability to make scheduled debt payments, to refinance our obligations with respect to our indebtedness and to fund capital and non-capital expenditures necessary to maintain the condition of our operating assets, properties and systems software, as well as to provide capacity for the growth of our business, depends on our financial and operating performance, which, in turn, is subject to prevailing economic conditions and financial, business, competitive, legal and other factors, many of which are beyond our control. There can be no assurance that our current level of operating results will continue or improve. In addition, we are and will be subject to covenants contained in agreements governing our present and future indebtedness. These covenants include and will likely include restrictions on certain payments, the granting of liens, the incurrence of additional indebtedness, dividend restrictions affecting subsidiaries, asset sales, transactions with affiliates and mergers and consolidations. There can be no assurance that our operating results will be sufficient to service our indebtedness or to fund our other expenditures or that we will be able to obtain financing to meet these requirements.

If we lose any of our key personnel, we may be unable to effectively manage our business or continue our growth.

Our future performance depends to a significant degree upon the continued contributions of our senior management team and key technical personnel. The loss or unavailability to us of any member of our senior management team or a key technical employee could negatively affect our ability to operate our business and pursue our strategy. We face competition for these professionals from our competitors, our customers and other companies operating in our industry. To the extent that the services of members of our senior management team and key technical personnel would be unavailable to us for any reason, we would be required to hire other personnel to manage and operate our company and to develop our products and strategy. We cannot assure you that we would be able to locate or employ such qualified personnel on acceptable terms or at all.

A substantial portion of our workforce is unionized and we are subject to the risk of labor disputes and adverse employee relations, which may disrupt our business and increase our costs.

As of June 30, 2006, approximately 38% of our employees were represented by labor unions under collective bargaining agreements expiring in 2009. We may not be able to renegotiate our collective bargaining agreements when they expire on satisfactory terms or at all. A failure to do so may increase our costs. In addition, our existing labor agreements may not prevent a strike or work stoppage at any of our facilities in the future, and any work stoppage could negatively affect our results of operations and financial condition.

The requirements of being a public company, including compliance with the reporting requirements of the Exchange Act and the requirements of the Sarbanes-Oxley Act, may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, and the corporate governance standards of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act. These requirements may place a strain on our management, systems and resources. The Exchange Act will require that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act will require that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Due to our limited operating history as a stand-alone company, our disclosure controls and procedures and internal controls may not meet all of the standards applicable to public companies. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight will be required. This may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and the price of our common stock.

We will be exposed to risks relating to evaluations of controls required by Section 404 of the Sarbanes-Oxley Act.

We are in the process of evaluating our internal controls systems to allow management to report on, and our independent auditors to audit, our internal controls over financial reporting. We will be performing the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, and may be required to comply with Section 404 as of December 31, 2007. However, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations. Furthermore, upon completion of this process, we may identify control deficiencies of varying degrees of severity under applicable U.S. Securities and Exchange Commission, or SEC, and Public Company Accounting Oversight Board rules and regulations that remain unremediated. As a public company, we will be required to report, among other things, control deficiencies that constitute a “material weakness” or changes in internal controls that, or that are reasonably likely to, materially affect internal controls over financial reporting. A “material weakness” is a significant deficiency or combination of significant deficiencies that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

If we fail to implement the requirements of Section 404 in a timely manner, we might be subject to sanctions or investigation by regulatory authorities such as the SEC or the PCAOB. If we are unable to implement improvements to our disclosure controls and procedures or to our internal controls in a timely manner, our independent registered public accounting firm may not be able to certify as to the effectiveness of our internal controls over financial reporting pursuant to an audit of our internal controls over financial reporting. This may subject us to adverse regulatory consequences or a loss of confidence in the reliability of our financial statements. We could also suffer a loss of confidence in the reliability of our financial statements if our independent registered public accounting firm reports a material weakness in our internal controls, if we are unable to develop and maintain effective controls and procedures or if we are otherwise unable to deliver timely and reliable financial information. Any loss of confidence in the reliability of our financial statements or other negative reaction to our failure to develop timely or adequate disclosure controls and procedures or internal controls could result in a decline in the price of our common stock. In addition, if we fail to remedy any material weakness, our financial statements may be inaccurate, we may face restricted access to the capital markets and our stock price may be adversely affected.

We are a “controlled company” within the meaning of the           rules and, as a result, will qualify for, and may rely on, exemptions from certain corporate governance requirements.

A company of which more than 50% of the voting power is held by an individual, a group or another company is a “controlled company” within the meaning of the           rules and may elect not to comply with certain corporate governance requirements of the          , including:

•	the requirement that a majority of our board of directors consist of independent directors;

•	the requirement that we have a nominating/corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

Following this offering, we may utilize some or all of these exemptions. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the          .

New regulations concerning the transportation of hazardous chemicals, risks of terrorism, the security of chemical manufacturing facilities and increased insurance costs could result in higher operating costs.

The costs of complying with regulations relating to the transportation of hazardous chemicals and security associated with our refining and nitrogen fertilizer facilities may have a negative impact on our operating results and may cause the price of our common stock to decline. Targets such as refining and chemical manufacturing facilities may be at greater risk of future terrorist attacks than other targets in the United States. As a result, the petroleum and chemical industries have responded to the issues that arose due to the terrorist attacks on September 11, 2001 by starting new initiatives relating to the security of petroleum and chemical industry facilities and the transportation of hazardous chemicals in the United States. Simultaneously, local, state and federal governments have begun a regulatory process that could lead to new regulations impacting the security of refinery and chemical plant locations and the transportation of petroleum and hazardous chemicals. Our business or our customers’ businesses could be materially adversely affected because of the cost of complying with new regulations.

If we are not able to successfully defend against third-party claims of intellectual property infringement, our business may be adversely affected.

While we attempt to ensure that we obtain adequate licenses to all third-party intellectual property that we use in our business, we cannot be certain that we have licenses for all such third-party intellectual property or that the conduct of our business does not infringe the intellectual property rights of others. There are currently no claims pending against us relating to the infringement of any third-party intellectual property rights; however, in the future we may face claims of infringement that could interfere with our ability to use technology that is material to our business operations. Any litigation of this type, whether successful or unsuccessful, could result in substantial costs to us and diversions of our resources, either of which could negatively affect our business, profitability or growth prospects. In the event a claim of infringement against us is successful, we may be required to pay royalties or license fees for past or continued use of the infringing technology, or we may be prohibited from using the infringing technology altogether. If we are prohibited from using any technology as a result of such a claim, we may not be able to obtain licenses to alternative technology adequate to substitute for the technology we can no longer use, or licenses for such alternative technology may only be available on terms that are not commercially reasonable or acceptable to us. In addition, any substitution of new technology for currently licensed technology may require us to make substantial changes to our manufacturing processes or equipment or to our products, and may have a material adverse effect on our business, profitability or growth prospects.

If we are not able to continue to license the technology used in our operations, our business may be adversely affected.

We have licensed, and may license in the future, a combination of patent, trade secret and other intellectual property rights of third parties for use in our business. Although we do not anticipate severing our relationship with any of our licensors, we cannot assure you that our licensors will not seek to terminate their license agreements with us. If any of our license agreements were to be terminated, we may not be able to obtain licenses to alternative technology adequate to substitute for technology we no longer license, or we may only be able to obtain licenses for such alternative technology on terms that are not commercially reasonable or acceptable to us. In addition, any substitution of new technology for currently-licensed technology may require us to make substantial changes to our manufacturing processes or equipment or to our products, and may have a material adverse effect on our business, profitability or growth prospects.

Risks Related to this Offering

There is no existing market for our common stock, and we do not know if one will develop to provide you with adequate liquidity. If our stock price fluctuates after this offering, you could lose a significant part of your investment.

Prior to this offering, there has not been a public market for our common stock. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the           or otherwise or how liquid that market might become. The initial public offering price for the shares will be determined by negotiations between us, the selling stockholder and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price paid by you in this offering. The market price of our common stock may be influenced by many factors, some of which are beyond our control, including:

•	the failure of securities analysts to cover our common stock after this offering or changes in financial estimates by analysts;

•	announcements by us or our competitors of significant contracts or acquisitions;

•	variations in quarterly results of operations;

•	loss of a large customer or supplier;

•	general economic conditions;

•	terrorist acts;

•	future sales of our common stock; and

•	investor perceptions of us and the industries in which our products are used.

As a result of these factors, investors in our common stock may not be able to resell their shares at or above the initial offering price. In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like us. These broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance.

Following the completion of this offering, the Goldman Sachs Funds and the Kelso Funds will continue to control us and may have conflicts of interest with other stockholders. Conflicts of interest may arise because our principal stockholders or their affiliates have continuing agreements and business relationships with us.

Upon completion of this offering, the Goldman Sachs Funds and the Kelso Funds will control          % of our outstanding common stock, or          % if the underwriters exercise their option in full, through their controlling interest in Coffeyville Acquisition LLC, which will own          shares of our common stock. As a result, the Goldman Sachs Funds and the Kelso Funds will continue to be able to control the election of our directors, determine our corporate and management policies and determine, without the consent of our other stockholders, the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including potential mergers or acquisitions, asset sales and other significant corporate transactions. The Goldman Sachs Funds and the Kelso Funds will also have sufficient voting power to amend our organization documents.

Conflicts of interest may arise between our principal stockholders and us. Affiliates of some of our principal stockholders engage in transactions with our company. We obtain the majority of our crude oil supply through a crude oil credit intermediation agreement with J. Aron, a subsidiary of The Goldman Sachs Group, Inc. and an affiliate of the Goldman Sachs Funds, and Coffeyville Resources, LLC currently has outstanding commodity derivative contracts (swap agreements) with J. Aron for the period from July 1, 2005 to June 30, 2010. See “Certain Relationships and Related Party Transactions.” Further, the Goldman Sachs Funds and the Kelso Funds are in the business of making investments in companies and may, from time to time, acquire and hold interests in businesses that compete directly or indirectly with us and they may either directly, or through affiliates, also maintain business relationships with companies that may directly compete with us. In general, the Goldman Sachs Funds and the Kelso Funds or their affiliates could pursue business interests or exercise their voting power as stockholders in ways that are detrimental to us, but beneficial to themselves or to other companies in which they invest or with whom they have a material relationship. Conflicts of interest could also arise with respect to business opportunities that could be advantageous to the Goldman Sachs Funds and the Kelso Funds and they may pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us.

We cannot assure you that the interests of the Goldman Sachs Funds and the Kelso Funds will coincide with the interests of our company or other holders of our common stock. So long as the Goldman Sachs Funds and the Kelso Funds continue to control a significant amount of the outstanding shares of our common stock, the Goldman Sachs Funds and the Kelso Funds will continue to be able to strongly influence or effectively control our decisions, including potential mergers or acquisitions, asset sales and other significant corporate transactions.

You will incur immediate and substantial dilution.

The initial public offering price of our common stock is substantially higher than the adjusted net tangible book value per share of our outstanding common stock. As a result, if you purchase shares in this offering, you will incur immediate and substantial dilution in the amount of $      per share. See “Dilution.”

Shares eligible for future sale may cause the price of our common stock to decline.

Sales of substantial amounts of our common stock in the public market, or the perception that these sales may occur, could cause the market price of our common stock to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. Under our amended and restated articles of incorporation, we are authorized to issue up to           shares of common stock, of which           shares of common stock will be outstanding following this offering. Of these shares, shares of common stock sold in this offering will be freely transferable without restriction or further registration under the Securities Act by persons other than “affiliates,” as that term is defined in Rule 144 under the Securities Act. Our selling stockholder, our directors and executive officers will enter into lock-up agreements, pursuant to which they are expected to agree, subject to certain exceptions, not to sell or transfer, directly or indirectly, any shares of our common stock for a period of 180 days from the date of this prospectus, subject to extension in certain circumstances. We cannot predict the size of future issuances of our common stock or the effect, if any, that future sales and issuances of shares of our common stock would have on the market price of our common stock. See “Shares Eligible for Future Sale.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions or that include the words “believe,” “expect,” “anticipate,” “intend,” “estimate” and other expressions that are predictions of or indicate future events and trends and that do not relate to historical matters identify forward-looking statements. Our forward-looking statements include statements about our business strategy, our industry, our future profitability, our expected capital expenditures and the impact of such expenditures on our performance, the costs of operating as a public company, our capital programs and environmental expenditures. These statements involve known and unknown risks, uncertainties and other factors, including the factors described under “Risk Factors,” that may cause our actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. Such risks and uncertainties include, among other things:

•	volatile margins in the refining industry;

•	exposure to the risks associated with volatile crude prices;

•	disruption of our ability to obtain an adequate supply of crude oil;

•	decreases in the light/heavy and/or the sweet/sour crude oil price spreads;

•	refinery operating hazards and interruptions, including unscheduled maintenance or downtime, and the availability of adequate insurance coverage;

•	interruption of the pipelines supplying feedstock and in the distribution of our products;

•	the seasonal nature of our petroleum business;

•	competition in the petroleum and nitrogen fertilizer businesses;

•	capital expenditures required by environmental laws and regulations;

•	changes in our credit profile;

•	the availability of adequate cash and other sources of liquidity for our capital needs;

•	fluctuations in the price of natural gas;

•	the cyclical nature of our nitrogen fertilizer business;

•	adverse weather conditions;

•	the supply and price levels of essential raw materials;

•	the volatile nature of ammonia, potential liability for accidents involving ammonia that cause severe damage to property and/or injury to the environment and human health and potential increased costs relating to transport of ammonia;

•	the dependence of our nitrogen fertilizer operations on a few third-party suppliers;

•	our limited operating history as a stand-alone company;

•	our commodity derivative activities;

•	our dependence on significant customers;

•	our potential inability to successfully implement our business strategies, including the completion of significant capital programs;

•	our significant indebtedness;

•	the dependence on our subsidiaries for cash to meet our debt obligations;

•	the potential loss of key personnel;

•	labor disputes and adverse employee relations;

•	potential increases in costs and distraction of management resulting from the requirements of being a public company;

•	risks relating to evaluations of internal controls required by Section 404 of the Sarbanes-Oxley Act;

•	the operation of our company as a “controlled company”;

•	new regulations concerning the transportation of hazardous chemicals, risks of terrorism and the security of chemical manufacturing facilities;

•	successfully defending against third-party claims of intellectual property infringement; and

•	our ability to continue to license the technology used in our operations.

You should not place undue reliance on our forward-looking statements. Although forward-looking statements reflect our good faith beliefs, reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise.

USE OF PROCEEDS

We expect to receive $      million of gross proceeds from the sale of shares by us in this offering, based on an assumed initial public offering price of $      per share, the mid-point of the range set forth on the cover page of this prospectus. We expect to use the net proceeds of this offering for debt repayment and general corporate purposes. In particular, we intend to use $      million to repay indebtedness under the first lien credit facility, or the First Lien Credit Facility, and $      million to repay indebtedness under the second lien credit facility, or the Second Lien Credit Facility. We will not receive any proceeds from the purchase by the underwriters of up to          shares from the selling stockholder.

Our subsidiary, Coffeyville Resources, LLC, entered into the First Lien Credit Facility and the Second Lien Credit Facility in connection with the Subsequent Acquisition in June 2005. The First Lien Credit Facility matures on June 23, 2012. The Second Lien Credit Facility matures on June 24, 2013. The tranche C term loans of the First Lien Credit Facility bear interest at either LIBOR plus 2.25% or, at the borrower’s election, the prime rate plus 1.25%, subject to adjustment in specified circumstances. Borrowings under the Second Lien Credit Facility bear interest at LIBOR plus 6.75% or, at the borrower’s election, the prime rate plus 5.75%. At June 30, 2006, the interest rate on the tranche C term loans of the First Lien Credit Facility was 7.70% and the interest rate on the Second Lien Credit Facility was 12.19%.

DIVIDEND POLICY

Following the completion of this offering, we do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and the expansion of our business. Any future determination to pay cash dividends will be at the discretion of our board of directors and will be dependent upon our financial condition, results of operations, capital requirements and other factors that the board deems relevant. In addition, the covenants contained in Coffeyville Resources, LLC’s First Lien Credit Facility and Second Lien Credit Facility limit the ability of our subsidiaries to pay dividends to us, which limits our ability to pay dividends. Our ability to pay dividends also may be limited by covenants contained in the instruments governing future indebtedness that we or our subsidiaries may incur in the future. See “Description of Our Indebtedness and the Cash Flow Swap.”

CAPITALIZATION

The following table describes our cash and cash equivalents and our consolidated capitalization as of June 30, 2006:

•	on an actual basis for Coffeyville Acquisition LLC; and

•	as adjusted to give effect to the sale by us of shares in this offering at an assumed initial offering price of $ per share, the mid-point of the range set forth on the cover page of this prospectus, the use of proceeds from this offering and the Transactions.

You should read this table in conjunction with “Use of Proceeds,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the consolidated financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2006
	Actual	As Adjusted
	(in millions)

Cash and cash equivalents	$127.9	$

Term debt (including current portion)
First lien credit facility(1)	$233.3	$
Second lien credit facility	275.0
Total term debt	508.3
Management voting common units subject to redemption, net of note receivable from management unitholder, 227,500 units	12.2
Members’ equity(2):
Members’ voting common equity, 25,588,500 units	168.2
Operating override units, 919,630 units	1.2
Value override units, 1,839,265 units	0.7
Total members’ equity	170.1
Stockholders’ equity(2):
Common stock, $0.01 par value per share, shares authorized; shares issued and outstanding as adjusted	—
Preferred stock, $0.01 par value; shares authorized; no shares issued and outstanding as adjusted	—
Additional paid-in capital(2)	—
Total stockholders’ equity	—

Total capitalization	$690.6	$

(1)	As of June 30, 2006, we had availability of $55.2 million under the revolving credit facility.

(2)	On an actual basis, the Members’ equity reflects the unit ownership at Coffeyville Acquisition LLC which is structured as a partnership for tax purposes. Upon completion of this offering, the reporting entity will be CVR Energy, Inc., a corporation. The ownership at Coffeyville Acquisition LLC will not be reported, and as such, the components of Members’ equity do not appear in the “As Adjusted” column. Upon completion of this offering, common stock in CVR Energy, Inc. will be issued and reflected in Common stock in the “As Adjusted” column. Members’ equity will be eliminated and replaced with Stockholders’ equity to reflect the new corporate structure. Any difference in the total value of equity upon completion of this offering and the par value of the common stock issued will be reflected in Additional paid-in capital.

DILUTION

Purchasers of common stock offered by this prospectus will suffer immediate and substantial dilution in net tangible book value per share. Our pro forma net tangible book value as of June 30, 2006 was approximately $      million, or approximately $      per share of common stock. Pro forma net tangible book value per share represents the amount of tangible assets less total liabilities, divided by the number of shares of common stock outstanding.

Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of our common stock in this offering and the pro forma net tangible book value per share of our common stock immediately after this offering. After giving effect to the sale of           shares of common stock in this offering at an assumed initial public offering price of $      per share, the mid-point of the range set forth on the cover page of this prospectus, and after deduction of the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of June 30, 2006 would have been approximately $      million, or $      per share. This represents an immediate increase in net tangible book value of $      per share of common stock to our existing stockholder and an immediate pro forma dilution of $      per share to purchasers of common stock in this offering. The following table illustrates this dilution on a per share basis.

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of June 30, 2006	$

Pro forma increase per share attributable to new investors	$

Net tangible book value per share after the offering		$

Dilution per share to new investors		$

The following table sets forth as of June 30, 2006 the number of shares of common stock purchased or to be purchased from us, total consideration paid or to be paid and the average price per share paid by our existing stockholder and by new investors, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us at an assumed initial public offering price of $      per share.

	Shares Purchased			Total Consideration			Average Price
	Number	Percent		Amount	Percent		Per Share

Existing stockholder			%	$		%
New investors

Total		100.0%		$	100.0%

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

On June 24, 2005, pursuant to a stock purchase agreement dated May 15, 2005, Coffeyville Acquisition LLC acquired all of the subsidiaries of Coffeyville Group Holdings, LLC, which we refer to as the Subsequent Acquisition.

The following unaudited pro forma condensed consolidated statement of operations of CVR Energy, Inc. for the year ended December 31, 2005 has been derived from (1) the historical statement of operations of Coffeyville Group Holdings, LLC and subsidiaries, excluding Leiber Holdings, LLC, as discussed in note 1 to our consolidated financial statements included elsewhere in this prospectus, which we collectively refer to as Immediate Predecessor, for the 174 day period ended June 23, 2005 and (2) the historical statement of operations of Coffeyville Acquisition LLC and subsidiaries, which we refer to as the Successor, for the 233 day period ended December 31, 2005, adjusted to give pro forma effect to the Subsequent Acquisition as if it occurred on January 1, 2005.

The unaudited pro forma condensed consolidated statement of operations are provided for informational purposes only and do not purport to represent or be indicative of the results that actually would have been obtained had the transactions described above occurred on January 1, 2005 and are not intended to project our results of operations for any future period.

The pro forma adjustments are based on available information and certain assumptions that we believe are reasonable. The pro forma adjustments and certain assumptions are described in the accompanying notes. Other information included under this heading has been presented to provide additional analysis. The allocation of the purchase price of the Subsequent Acquisition to the net assets acquired has been performed in accordance with Statement of Financial Accounting Standards (SFAS) 141.

The unaudited pro forma statement of operations set forth below should be read in conjunction with the historical financial statements, the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

CVR Energy, Inc.
Unaudited Pro Forma Condensed Consolidated Statement of Operations
For the Year Ended December 31, 2005

	Historical
	Immediate	Historical		Pro Forma
	Predecessor	Successor		Adjustments To
	174 Days	233 Days	Combined	Give Effect		Pro Forma
	Ended	Ended	Year Ended	to the		Year Ended
	June 23,	December 31,	December 31,	Subsequent		December 31,
	2005	2005	2005	Acquisition		2005
			(non-GAAP)
Net Sales	980,706,261	1,454,259,542	2,434,965,803	—		2,434,965,803
Cost of goods sold	850,037,564	1,277,217,863	2,127,255,427	22,456,692	(a)(b)(c)	2,149,712,119

Gross profit (loss)	130,668,697	177,041,679	307,710,376	(22,456,692)		285,253,684
Operating expenses:
Selling, general and administrative expenses	18,413,003	18,506,617	36,919,620	(602,559	)(b)(c)(d)	36,317,061

Total operating expenses	18,413,003	18,506,617	36,919,620	(602,559)		36,317,061

Operating income	112,255,694	158,535,062	270,790,756	(21,854,133)		248,936,623
Other income (expense):
Interest (expense)	(7,801,821)	(25,007,159)	(32,808,980)	(14,779,995	)(e)	(47,588,975)
Loss on derivatives	(7,664,725)	(316,062,111)	(323,726,836)	—		(323,726,836)
Loss on extinguishment of debt	(8,093,754)	—	(8,093,754)	8,093,754	(f)	—
Other income (expense)	(250,929)	409,074	158,145	—		158,145

Total other income (expense)	(23,811,229)	(340,660,196)	(364,471,425)	(6,686,241)		(371,157,666)

Income (loss) before income taxes	88,444,465	(182,125,134)	(93,680,669)	(28,540,374)		(122,221,043)
Income taxes expense (benefit)	36,047,516	(62,968,044)	(26,920,528)	(12,402,290	)(g)	(39,322,818)

Net income (loss)	52,396,949	(119,157,090)	(66,760,141)	(16,138,084)		(82,898,225)

Pro forma earnings per share, basic and diluted(h)		$—				$—

Pro forma weighted average earnings per share, basic and diluted(h)

(a)	To reflect the increase in depreciation resulting from the step-up of property, plant, and equipment, depreciated on a straight-line basis over 3 to 30 years.

The allocation of the purchase price at June 24, 2005, the date of the Subsequent Acquisition, as more fully described in note 1 to the consolidated financial statements, was as follows (in thousands):

Assets acquired
Cash	$666.5
Accounts receivable	37,329.0
Inventories	156,171.3
Prepaid expenses and other current assets	4,865.2
Intangibles, contractual agreements	1,322.0
Goodwill	83,774.9
Other long-term assets	3,837.6
Property, plant, and equipment	750,910.2

Total assets acquired	$1,038,876.7

Liabilities assumed
Accounts payable	$47,259.1
Other current liabilities	16,017.2
Current income taxes	5,076.0
Deferred income taxes	276,888.8
Other long-term liabilities	7,843.5

Total liabilities assumed	$353,084.6

Cash paid for acquisition of Immediate Predecessor	$685,792.1

(b)	To increase amortization expense due to the amortization of identifiable intangibles using a straight-line method over a weighted average life of eight years.

(c)	To reverse the share based compensation expense associated with senior management share based compensation plans of Immediate Predecessor and to recognize share based compensation expense as if the senior management share based compensation plans of Successor had gone into effect on January 1, 2005.

(d)	To reflect the increase in fees related to the funded letter of credit in support of the cash flow swaps, which are required under the terms of the senior secured credit facility refinanced on June 24, 2005.

(e)	To increase interest expense for (1) interest resulting from the issuance of debt to refinance our senior secured credit facility on June 24, 2005 to finance the cash portion of the purchase price giving pro forma effect to the refinancing of our debt as if it had occurred on January 1, 2005 and (2) the amortization of deferred financing cost resulting from $24.6 million of deferred financing charges related to the debt incurred on June 24, 2005 amortized using an effective interest amortization method over the term of the debt. An assumed average interest rate of 8.48% based on the interest rate in effect on the term loan as of June 24, 2005 was used to calculate interest expense on an average annual balance of $498.9 million of term debt as if the First Lien Credit Facility and the Second Lien Credit Facility were entered into on January 1, 2005.

(f)	To reverse the write-off of $8.1 million of deferred financing costs incurred in connection with the refinancing of our senior secured credit facility on June 24, 2005.

(g)	To reflect the income tax effect of the pro forma pre-tax loss adjustments of $28,540,374 for the year ended December 31, 2005, based on an effective tax rate of 43.5%. The effective tax rate was determined by applying a combined federal and state statutory income tax rate of approximately 39.7% to pro forma pre-tax loss adjustments of $31,240,024. There was no tax effect on pro forma adjustments of pre-tax income of $2,699,650 relating to non-deductible unearned compensation expense.

(h)	To calculate earnings per share on a pro forma basis, based on an assumed number of shares outstanding at the time of the initial public offering with respect to the existing shares. All information in this prospectus assumes that prior to the initial public offering, two newly formed direct wholly owned subsidiaries of CVR Energy, Inc. will merge with two wholly owned subsidiaries of Coffeyville Acquisition LLC, CVR Energy, Inc. will effect a for stock split prior to completion of this offering and CVR Energy, Inc. will issue shares of common stock in this offering. No effect has been given to any shares that might be issued in this offering pursuant to the exercise by the underwriters of their option.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

You should read the selected historical consolidated financial data presented below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

The selected consolidated financial information presented below under the caption Statement of Operations Data for the year ended December 31, 2003, for the 62-day period ended March 2, 2004, for the 304 days ended December 31, 2004, for the 174-day period ended June 23, 2005 and for the 233-day period ended December 31, 2005, and the selected consolidated financial information presented below under the caption Balance Sheet Data as of December 31, 2004 and 2005 have been derived from our audited consolidated financial statements included elsewhere in this prospectus, which financial statements have been audited by KPMG LLP, independent registered public accounting firm. The consolidated financial information presented below under the caption Statement of Operations Data for the years ended December 31, 2001 and 2002, and the consolidated financial information presented below under the caption Balance Sheet Data at December 31, 2001, 2002 and 2003, are derived from our audited consolidated financial statements that are not included in this prospectus. The selected unaudited interim consolidated financial information presented below under the caption Statement of Operations Data presented below for the 49-day period ended June 30, 2005 and the six month period ended June 30, 2006, and the selected unaudited interim consolidated financial information presented below under the caption Balance Sheet Data as of June 30, 2006, have been derived from our unaudited interim consolidated financial statements, which are included elsewhere in this prospectus and have been prepared on the same basis as the audited consolidated financial statements. In the opinion of management, the interim data reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of results for these periods. Operating results for the six month period ended June 30, 2006 are not necessarily indicative of the results that may be expected for the year ended December 31, 2006.

Prior to March 3, 2004, our assets were operated as a component of Farmland. Farmland filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code on May 31, 2002. On March 3, 2004, Coffeyville Resources, LLC completed the purchase of these assets from Farmland in a sales process under Chapter 11 of the U.S. Bankruptcy Code. See note 1 to our consolidated financial statements included elsewhere in this prospectus. As a result of certain adjustments made in connection with this acquisition, a new basis of accounting was established on the date of the acquisition and the results of operations for the 304 days ended December 31, 2004 are not comparable to prior periods.

During Original Predecessor periods, Farmland allocated certain general corporate expenses and interest expense to Original Predecessor. The allocation of these costs is not necessarily indicative of the costs that would have been incurred if Original Predecessor had operated as a stand-alone entity. Further, the historical results are not necessarily indicative of the results to be expected in future periods.

We calculate earnings per share for Successor on a pro forma basis, based on an assumed number of shares outstanding at the time of the initial public offering with respect to the existing shares. All information in this prospectus assumes that in conjunction with the initial public offering, the two direct wholly owned subsidiaries of Successor will merge with two of our direct wholly owned subsidiaries, we will effect a     -for-      stock split prior to completion of this offering, and we will issue           shares of common stock in this offering. No effect has been given to any shares that might be issued in this offering pursuant to the exercise by the underwriters of their option.

We have omitted earnings per share data for Immediate Predecessor because we operated under a different capital structure than what we will operate under at the time of this offering and, therefore, the information is not meaningful.

We have omitted per share data for Original Predecessor because, under Farmland’s cooperative structure, earnings of Original Predecessor were distributed as patronage dividends to members and associate members based on the level of business conducted with Original Predecessor as opposed to a common stockholder’s proportionate share of underlying equity in Original Predecessor.

Original Predecessor was not a separate legal entity, and its operating results were included with the operating results of Farmland and its subsidiaries in filing consolidated federal and state income tax returns. As a cooperative, Farmland was subject to income taxes on all income not distributed to patrons as qualifying patronage refunds and Farmland did not allocate income taxes to its divisions. As a result, Original Predecessor periods do not reflect any provision for income taxes.

On June 24, 2005, pursuant to a stock purchase agreement dated May 15, 2005, Coffeyville Acquisition LLC acquired all of the subsidiaries of Coffeyville Group Holdings, LLC. See note 1 to our consolidated financial statements included elsewhere in this prospectus. As a result of certain adjustments made in connection with this acquisition, a new basis of accounting was established on the date of the acquisition. Since the assets and liabilities of Successor and Immediate Predecessor were each presented on a new basis of accounting, the financial information for Successor, Immediate Predecessor and Original Predecessor is not comparable.

Financial data for the 2005 fiscal year is presented as the 174 days ended June 23, 2005 and the 233 days ended December 31, 2005. Financial data for the first six months of 2005 is presented as the 174 days ended June 23, 2005 and the 49 days ended June 30, 2005. Successor had no financial statement activity during the period from May 13, 2005 to June 24, 2005, with the exception of certain crude oil, heating oil, and gasoline option agreements entered into with a related party as of May 16, 2005.

	Immediate
	Predecessor	Successor	Successor
	174 Days	49 Days	Six Months
	Ended	Ended	Ended
	June 23,	June 30,	June 30,
	2005	2005	2006
		(unaudited)	(unaudited)
	(in millions, except as otherwise indicated)
Statement of Operations Data:
Net sales	$980.7	$49.7	1,550.6
Gross profit (loss)	130.7	(12.8)	235.5
Selling, general and administrative expense	18.4	0.8	20.6

Operating income (loss)	$112.3	$(13.6)	$214.9
Other income (expense) and gain (loss) on sale in joint ventures(1)	(8.4)	0.1	1.4
Interest (expense)	(7.8)	(1.0)	(22.3)
Gain (loss) on derivatives	(7.6)	(151.8)	(126.5)

Income (loss) before taxes	$88.5	$(166.3)	$67.5
Income tax (expense) benefit	(36.1)	56.1	(25.7)

Net income (loss)	$52.4	$(110.2)	$41.8
Pro forma earnings per share, basic and diluted
Pro forma weighted average shares, basic and diluted
Historical dividends per unit(2):
Preferred	$0.70	$—	$—
Common	$0.70	$—	$—
Balance Sheet Data:
Cash and cash equivalents			$127.9
Working capital			139.7
Total assets			1,406.1
Total debt, including current portion			508.3
Management units subject to redemption			12.2
Divisional/members’ equity			170.1
Other Financial Data:
Depreciation and amortization	$1.1	$0.9	$24.0
Net income (loss) adjusted for unrealized gain or loss from Cash Flow Swap(3)	52.4	(33.5)	101.0
Adjusted EBITDA(4)	105.5	2.1	212.9
Cash flows provided by (used in) operating activities	12.7	(22.4)	120.3
Cash flows (used in) investing activities	(12.3)	(685.5)	(86.2)
Cash flows provided by (used in) financing activities	(52.4)	717.7	29.0
Capital expenditures for property, plant and equipment	12.3	0.4	86.2
Key Operating Statistics:
Petroleum Business
Production (barrels per day)(5)(6)	99,171	103,750	106,915
Crude oil throughput (barrels per day)(5)(6)	88,012	95,467	94,083
Nitrogen Fertilizer Business
Production Volume:
Ammonia (tons in thousands)(5)	193.2	8.4	205.6
UAN (tons in thousands)(5)	309.9	12.3	328.3

	Original Predecessor				Immediate Predecessor		Successor
				62 Days	304 Days	174 Days	233 Days
	Year Ended			Ended	Ended	Ended	Ended
	December 31,			March 2,	December 31,	June 23,	December 31,
	2001	2002	2003	2004	2004	2005	2005
	(in millions, except as otherwise indicated)
Statement of Operations Data:
Net sales	$1,630.2	$887.5	$1,262.2	$261.1	$1,479.9	$980.7	$1,454.3
Gross profit (loss)	6.8	(58.5)	63.9	15.9	116.5	130.7	177.0
Selling, general and administrative expenses	24.8	16.3	23.6	4.7	16.5	18.4	18.5
Impairment, earnings (losses) in joint ventures, and other charges(7)	(2.8)	(375.1)	(10.9)	—	—	—	—

Operating income (loss)	$(20.8)	$(449.9)	$29.4	$11.2	$100.0	$112.3	$158.5
Other income (expense) and gain (loss) on sale in joint ventures(1)	19.2	0.1	(0.5)	—	(6.9)	(8.4)	0.4
Interest (expense)	(18.3)	(11.7)	(1.3)	—	(10.1)	(7.8)	(25.0)
Gain (loss) on derivatives	0.5	(4.2)	0.3	—	0.5	(7.6)	(316.1)

Income (loss) before taxes	$(19.4)	$(465.7)	$27.9	$11.2	$83.5	$88.5	$(182.2)
Income tax (expense) benefit	—	—	—	—	(33.8)	(36.1)	63.0

Net income (loss)	$(19.4)	$(465.7)	$27.9	$11.2	$49.7	$52.4	$(119.2)
Pro forma earnings per share, basic and diluted
Pro forma weighted average shares, basic and diluted
Historical dividends per unit(2):
Preferred					$1.50	$0.70
Common					$0.48	$0.70
Balance Sheet Data:
Cash and cash equivalents	$0.0	$0.0	$0.0		$52.7		$64.7
Working capital(8)	71.2	122.2	150.5		106.6		108.0
Total assets	300.3	172.3	199.0		229.2		1,221.5
Liabilities subject to compromise(9)	—	105.2	105.2		—		—
Total debt, including current portion	—	—	—		148.9		499.4
Management units subject to redemption	—	—	—		—		3.7
Divisional/members’ equity	241.4	49.8	58.2		14.1		115.8
Other Financial Data:
Depreciation and amortization	$19.1	$30.8	$3.3	$0.4	$2.4	$1.1	$24.0
Net income (loss) adjusted for unrealized gain or loss from Cash Flow Swap(3)	(19.4)	(465.7)	27.9	11.2	49.7	52.4	23.6
Adjusted EBITDA(4)	18.7	(30.8)	42.1	11.6	108.0	$105.5	$146.6
Cash flows provided by (used in) operating activities	65.4	(1.7)	20.3	53.2	89.8	12.7	82.5
Cash flows (used in) investing activities	17.9	(272.4)	(0.8)	—	(130.8)	(12.3)	(730.3)
Cash flows provided by (used in) financing activities	(83.3)	274.1	(19.5)	(53.2)	93.6	(52.4)	712.5
Capital expenditures for property, plant and equipment	8.2	272.4	0.8	—	14.2	12.3	45.2

	Original Predecessor				Immediate Predecessor		Successor
				62 Days	304 Days	174 Days	233 Days
	Year Ended			Ended	Ended	Ended	Ended
	December 31,			March 2,	December 31,	June 23,	December 31,
	2001	2002	2003	2004	2004	2005	2005
	(in millions, except as otherwise indicated)
Key Operating Statistics:
Petroleum Business
Production (barrels per day)(5)(6)	94,758	84,343	95,701	106,645	102,046	99,171	107,177
Crude oil throughput (barrels per day)(5)(6)	84,605	74,446	85,501	92,596	90,418	88,012	93,908
Nitrogen Fertilizer Business
Production Volume:
Ammonia (tons in thousands)(5)	198.5	265.1	335.7	56.4	252.8	193.2	220.0
UAN (tons in thousands)(5)	286.2	434.6	510.6	93.4	439.2	309.9	353.4

(1)	Includes a gain on sale of joint venture interest of $18.0 million that was recorded in 2001 for the disposition of our share in Country Energy, LLC. During the 304 days ended December 31, 2004 and the 174 days ended June 23, 2005, we recognized a loss of $7.2 million and $8.1 million, respectively, on early extinguishment of debt, respectively.

(2)	Historical dividends per unit for the 304-day period ended December 31, 2004 and the 174-day period ended June 23, 2005 are calculated based on the ownership structure of Immediate Predecessor.

(3)	Net income adjusted for unrealized gain or loss from Cash Flow Swap results from adjusting for the derivative transaction that was executed in conjunction with the Subsequent Acquisition. On June 16, 2005, Coffeyville Acquisition LLC entered into the Cash Flow Swap with J. Aron, a subsidiary of The Goldman Sachs Group, Inc., and a related party of ours. The Cash Flow Swap was subsequently assigned from Coffeyville Acquisition LLC to Coffeyville Resources, LLC on June 24, 2005. Under these agreements, sales representing approximately 70% and 17% of then forecasted refinery output for the periods from July 2005 through June 2009, and July 2009 through June 2010, respectively, have been economically hedged. The derivative took the form of three NYMEX swap agreements whereby if crack spreads fall below the fixed level, J. Aron agreed to pay the difference to us, and if crack spreads rise above the fixed level, we agreed to pay the difference to J. Aron. See “Description of Our Indebtedness and the Cash Flow Swap.”

We have determined that the Cash Flow Swap does not qualify as a hedge for hedge accounting purposes under current GAAP. As a result, our periodic statements of operations reflect material amounts of unrealized gains and losses based on the increases or decreases in market value of the unsettled position under the swap agreements which is accounted for as a liability on our balance sheet. As the crack spreads increase we are required to record an increase in this liability account with a corresponding expense entry to be made to our statement of operations. Conversely, as crack spreads decline we are required to record a decrease in the swap related liability and post a corresponding income entry to our statement of operations. Because of this inverse relationship between the economic outlook for our underlying business (as represented by crack spread levels) and the income impact of the unrecognized gains and losses, and given the significant periodic fluctuations in the amounts of unrealized gains and losses, management utilizes Net income adjusted for gain or loss from Cash Flow Swap as a key indicator of our business performance and believes that this non-GAAP measure is a useful measure for investors in analyzing our business. The adjustment has been made for the unrealized loss from Cash Flow Swap net of its related tax benefit.

Net income adjusted for gain or loss from Cash Flow Swap is not a recognized term under GAAP and should not be substituted for net income as a measure of our performance but instead should be utilized as a supplemental measure of performance in evaluating our business. Also, our presentation of this non-GAAP measure may not be comparable to similarly titled measures of other companies.

The following is a reconciliation of Net income adjusted for unrealized gain or loss from Cash Flow Swap to Net income:

	Immediate
	Predecessor	Successor	Successor
	174 Days	49 Days	Six Months
	Ended	Ended	Ended
	June 23,	June 30,	June 30,
	2005	2005	2006
		(unaudited)	(unaudited)
	(in millions)
Net income (loss) adjusted for unrealized gain or loss from Cash Flow Swap	$52.4	$(33.5)	$101.0
Less:
Unrealized loss from Cash Flow Swap, net of tax benefit	—	76.7	59.2

Net income (loss)	$52.4	$(110.2)	$41.8

	Original Predecessor				Immediate Predecessor		Successor
				62 Days	304 Days	174 Days	233 Days
	Year Ended			Ended	Ended	Ended	Ended
	December 31,			March 2,	December 31,	June 23,	December 31,
	2001	2002	2003	2004	2004	2005	2005
	(in millions)

Net income (loss) adjusted for unrealized gain or loss from Cash Flow Swap	$(19.4)	$(465.7)	$27.9	$11.2	$49.7	$52.4	$23.6
Less:
Unrealized loss from Cash Flow Swap, net of tax benefit	—	—	—	—	—	—	142.8

Net income (loss)	$(19.4)	$(465.7)	$27.9	$11.2	$49.7	$52.4	$(119.2)

(4)	Adjusted EBITDA represents earnings before interest expense, taxes, depreciation and amortization, and the unrealized gain or loss on the Cash Flow Swap, as further adjusted for some other special charges (described below in footnotes (a) through (h) to the Adjusted EBITDA to net income reconciliation) that we believe aid in providing a meaningful comparison of period-to-period results. Management believes that Adjusted EBITDA is a useful adjunct to net income and other measurements under GAAP because it is a meaningful measure for evaluating our performance in a given period compared to prior periods and compared to other companies in our industry, as interest expense, taxes, depreciation and amortization can vary significantly across periods and between companies due in part to differences in accounting policies, tax strategies, levels of indebtedness, capital purchasing practices and interest rates. Adjusted EBITDA also assists management in evaluating operating performance. EBITDA, with adjustments specified in our credit facilities, is also the basis for calculating our financial debt covenants under our existing credit facilities.

Adjusted EBITDA is net of the impact of the realized losses from Cash Flow Swap, which were $33.4 million for the six months ended June 30, 2006 and $59.3 million for the combined year ended December 31, 2005.

Adjusted EBITDA has distinct limitations as compared to GAAP information, such as net income, income from continuing operations or operating income. By excluding interest expense and income tax expense, for example, it may not be apparent that both represent a reduction in cash available to us. Likewise, depreciation and amortization, while non-cash items, represent generally the decreases in value of assets that produce revenue for us. We present Adjusted EBITDA as a supplemental measure of our performance. We prepare Adjusted EBITDA by adjusting EBITDA to eliminate the impact of a number of items we do not consider indicative of our ongoing operating performance. We believe additional adjustments to EBITDA for these special charges provide a meaningful comparison of period-to-period results. In addition, in evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses similar to the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by these kinds of items or other items that are not indicative of our operating performance. Adjusted EBITDA should not be substituted as an alternative to net income or income from operations, which are measures of performance in accordance with GAAP. Our computation of Adjusted EBITDA for this purpose may not be comparable to other similarly titled measures computed for other purposes or by other companies because all companies do not calculate Adjusted EBITDA in the same fashion.

The following is a reconciliation of Adjusted EBITDA to net income:

	Immediate Predecessor	Successor	Successor
	174 Days Ended June 23,	49 Days Ended June 30,	Six Months Ended June 30,
	2005	2005	2006
		(unaudited)	(unaudited)
		(in millions)
Adjusted EBITDA	$105.5	$2.1	$212.9
Less:
Income tax expense	36.1	—	25.7
Interest expense	7.8	1.0	22.3
Depreciation and amortization	1.1	0.9	24.0
Loss on extinguishment of debt(d)	8.1	—	—
Inventory fair market value adjustment(e)	—	14.3	—
Funded letter of credit and interest rate swap not included in interest expense(f)	—	—	0.6

Major scheduled turnaround expense	—	—	0.3
Loss on termination of swap	—	25.0	—
Unrealized loss from Cash Flow Swap	—	127.2	98.2
Plus:
Income tax benefit	—	56.1	—

Net income (loss)	$52.4	$(110.2)	$41.8

	Original Predecessor				Immediate Predecessor		Successor
	Year			62 Days	304 Days	174 Days	233 Days
	Ended			Ended	Ended	Ended	Ended
	December 31,			March 2,	December 31,	June 23,	December 31,
	2001	2002	2003	2004	2004	2005	2005
	(in millions)
Adjusted EBITDA	$18.7	$(30.8)	$42.1	$11.6	$108.0	$105.5	$146.6
Less:
Income tax expense	—	—	—	—	33.8	36.1	—
Interest expense	18.3	11.7	1.3	—	10.1	7.8	25.0
Depreciation and amortization	19.1	30.8	3.3	0.4	2.4	1.1	24.0
Impairment of property, plant and equipment(a)	—	375.1	9.6	—	—	—	—
Fertilizer lease payments(b)	18.7	0.3	—	—	—	—	—
Loss on extinguishment of debt(d)	—	—	—	—	7.2	8.1	—
Inventory fair market value adjustment(e)	—	—	—	—	3.0	—	16.6
Funded letter of credit expense and interest rate swap not included in interest expense(f)	—	—	—	—	—	—	2.3
Major scheduled turnaround expense(g)	—	17.0	—	—	1.8	—	—
Loss on termination of swap(h)	—	—	—	—	—	—	25.0
Unrealized loss from Cash Flow Swap	—	—	—	—	—	—	235.9
Plus:
Interest tax benefit	—	—	—	—	—	—	63.0
Gain on sale of joint venture(c)	18.0	—	—	—	—	—	—

Net income (loss)	$(19.4)	$(465.7)	$27.9	$11.2	$49.7	$52.4	$(119.2)

(a)	During the year ended December 31, 2002, we recorded a $375.1 million asset impairment related to the write-down of our refinery and nitrogen fertilizer plant to estimated fair value. During the year ended December 31, 2003, we recorded an additional charge of $9.6 million related to the asset impairment of our refinery and nitrogen fertilizer plant based on the expected sales price of the assets in the Initial Acquisition.

(b)	Reflects the impact of an operating lease structure utilized by Farmland to finance the nitrogen fertilizer plant which operating lease structure is not currently in use. The cost of this plant under the operating lease was $263.0 million and the rental payments were $18.7 million and $0.3 million for the periods ended December 31, 2001 and 2002, respectively. In February 2002, Farmland refinanced the operating lease into a secured loan structure, which effectively terminated the lease and all of Farmland’s obligations under the lease.

(c)	Reflects the gain on sale of $18.0 million, which was recorded for the disposition of Original Predecessor’s share in Country Energy, LLC.

(d)	Represents the write-off of $7.2 million of deferred financing costs in connection with the refinancing of our senior secured credit facility on May 10, 2004 and the write-off of $8.1 million of deferred financing costs in connection with the refinancing of our senior secured credit facility on June 23, 2005.

(e)	Consists of the additional cost of goods sold expense due to the step up to estimated fair value of certain inventories on hand at March 3, 2004 and June 24, 2005, as a result of the allocation of the purchase price of the Initial Acquisition and the Subsequent Acquisition to inventory.

(f)	Consists of fees which are expensed to Selling, general and administrative expenses in connection with the funded letter of credit facility of $150.0 million issued in support of the Cash Flow Swap. We consider these fees to be equivalent to interest expense and the fees are treated as such in the calculation of EBITDA in the First Lien Credit Facility and the Second Lien Credit Facility.

(g)	Represents expense associated with a major scheduled turnaround at our nitrogen fertilizer plant.

(h)	Represents the expense associated with the expiration of the crude oil, heating oil and gasoline option agreements entered into by Coffeyville Acquisition LLC in May 2005.

(5)	Operational information reflected for the 49 day Successor period ended June 30, 2005 includes only seven days of operational activity. Operational information reflected for the 233 day Successor period ended December 31, 2005 includes only 191 days of operational activity. Successor was formed on May 13, 2005 but had no financial statement activity during the 42-day period from May 13, 2005 to June 24, 2005, with the exception of certain crude oil, heating oil and gasoline option agreements entered into with J. Aron as of May 16, 2005 which expired unexercised on June 16, 2005.

(6)	Barrels per day is calculated by dividing the volume in the period by the number of calendar days in the period. Barrels per day as shown here is impacted by plant down-time and other plant disruptions and does not represent the capacity of the facility’s continuous operations.

(7)	Includes the following:

•	During the year ended December 31, 2001, we recognized expenses of $2.8 million for our share of losses of Country Energy, LLC.

•	During the year ended December 31, 2002, we recorded a $375.1 million asset impairment related to the write-down of the refinery and nitrogen fertilizer plant to estimated fair value.

•	During the year ended December 31, 2003, we recorded an additional charge of $9.6 million related to the asset impairment of the refinery and nitrogen plant based on the expected sales price of the assets in the Initial Acquisition. In addition, we recorded a charge of $1.3 million for the rejection of existing contracts while operating under Chapter 11 of the U.S. Bankruptcy Code.

(8)	Excludes liabilities subject to compromise due to Original Predecessor’s bankruptcy of $105.2 million as of December 31, 2002 and 2003 in calculating Original Predecessor’s working capital.

(9)	While operating under Chapter 11 of the U.S. Bankruptcy Code, Original Predecessor’s financial statements were prepared in accordance with SOP 90-7 “Financial Reporting by Entities in Reorganization under Bankruptcy Code.” SOP 90-7 requires that pre-petition liabilities be segregated in the Balance Sheet.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our financial statements and related notes included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including, but not limited to, those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview and Executive Summary

We are an independent refiner and marketer of high value transportation fuels and a premier producer of ammonia and UAN fertilizers. We are one of only seven petroleum refiners and marketers in the Coffeyville supply area (Kansas, Oklahoma, Missouri, Nebraska and Iowa) and, at current natural gas prices, the lowest cost producer and marketer of ammonia and UAN in North America.

We have two business segments: petroleum and nitrogen fertilizer. For the fiscal years ended December 31, 2004 and 2005 and the twelve months ended June 30, 2006, we generated combined net sales of $1.7 billion, $2.4 billion and $3.0 billion, respectively. Our petroleum business generated $1.6 billion, $2.3 billion and $2.8 billion of our combined net sales, respectively, over these periods, with our nitrogen fertilizer business generating substantially all of the remainder. In addition, during these three periods, our petroleum business contributed 76%, 74% and 81% of our combined operating income, respectively, with our nitrogen fertilizer business contributing substantially all of the remainder.

Our petroleum business includes a 108,000 bpd complex full coking sour crude refinery in Coffeyville, Kansas. In addition, supporting businesses include (1) a crude oil gathering system serving central Kansas and northern Oklahoma, (2) storage and terminal facilities for asphalt and refined fuels in Phillipsburg, Kansas, and (3) a rack marketing division supplying product directly to customers located in close geographic proximity to Coffeyville and Phillipsburg and at throughput terminals on Magellan’s refined products distribution systems. In addition to rack sales, bulk sales are made into the mid-continent markets via Magellan and into Colorado and other destinations utilizing the product pipeline networks owned by Magellan, Enterprise and Valero. Our refinery is situated approximately 80 miles from Cushing, Oklahoma, the largest crude oil trading and storage hub in the United States, served by numerous pipelines from locations including the U.S. Gulf Coast and Canada, which provides us with access to virtually any crude variety in the world capable of being transported by pipeline.

Throughput at the refinery has markedly increased since July 2005. Management’s focus on crude slate optimization, reliability, technical support and operational excellence coupled with prudent expenditures on equipment has significantly improved the operating metrics of the refinery. Historically, the Coffeyville refinery operated at an average crude throughput rate of less than 90,000 bpd. In the second quarter of 2006, the plant averaged over 102,000 bpd of crude throughput with peak daily rates in excess of 108,000 bpd. Not only were rates increased but yields were simultaneously improved. Since June 2005 the refinery has eclipsed monthly record (30 day) processing rates on approximately 70% of the individual units on site.

Crude is supplied to our refinery through our wholly owned gathering system and by a Plains pipeline from Cushing, Oklahoma. We maintain capacity on the Spearhead Pipeline from Canada and receive foreign and deepwater domestic crudes via the Seaway Pipeline system. We also maintain leased storage in Cushing to facilitate optimal crude purchasing and blending. We have significantly expanded the variety of crude grades processed in any given month from a limited few to nearly a dozen, including onshore and offshore domestic grades, various Canadian sours, heavy sours and sweet synthetics, and a variety of South American and West African imported grades. As a result of the crude slate optimization, we have improved the crude purchase cost discount to WTI by approximately $2.00 per barrel in the first half of 2006 compared to the first half of 2005.

Prior to July 2005, we did not maintain shipper status on the Magellan pipeline system. Instead, we rack marketed products at our owned terminals and sold the remaining petroleum products on a bulk spot or term basis to third parties. Today our growing rack marketing network sells over 20% of produced transportation fuels at enhanced margins. For the first half of 2006, we improved net income on rack sales compared to alternative pipeline bulk sales that occurred in the first half of 2005.

Our nitrogen fertilizer business in Coffeyville, Kansas includes a unique pet coke gasification facility that produces high purity hydrogen which in turn is converted to ammonia at our ammonia synthesis plant. Ammonia is further upgraded into UAN solution in our state of the art UAN plant. Pet coke is a low value by-product of the refinery coking process. Approximately 80% of the pet coke consumed by the fertilizer plant is produced by our refinery.

We are the lowest cost producer of ammonia and UAN in North America. Our fertilizer plant is the only commercial facility in North America utilizing a coke gasification process to produce nitrogen fertilizers. Our redundant train gasifier provides exceptional on-stream reliability and the use of low cost by-product pet coke feed to produce hydrogen provides us with a significant competitive advantage due to high and volatile natural gas prices. Our competition utilizes natural gas to produce ammonia. Continual operational improvements resulted in producing over 800,000 tons of product in 2005. Recently the first phase of a planned expansion successfully resulted in further output. We are also considering a fertilizer plant expansion, which we estimate could increase our capacity to upgrade ammonia into premium priced UAN by approximately 50% to 1,040,000 tons per year.

Management has identified and developed several significant capital projects with a total cost of approximately $400 million. Substantially all of these capital expenditures are expected to be made before the end of 2007. Our experienced engineering and construction team is managing these projects in-house with support from established specialized contractors, thus giving us maximum control and oversight of execution. Major projects include construction of a new diesel hydrotreater, a new continuous catalytic reformer, a new sulfur recovery unit, a new plant-wide flare system, a technology upgrade to the fluid catalytic cracking unit and a refinery-wide capacity expansion. The spare gasifier at our fertilizer plant was expanded and ammonia production was increased by 5,500 tons per year. The refinery expansion is expected to allow us to process up to 120,000 bpd of crude. Once completed, these projects are intended to significantly enhance the profitability of the refinery in environments of high crack spreads and allow the refinery to operate more profitably at lower crack spreads than is currently possible.

Factors Affecting Comparability

Our results over the past three years have been influenced by the following factors, which are fundamental to understanding comparisons of our period-to-period financial performance.

Acquisitions

On March 3, 2004, Coffeyville Resources, LLC completed the acquisition of the former Farmland petroleum division and one facility within Farmland’s eight-plant nitrogen fertilizer manufacturing and marketing division which now comprise our business. As a result, financial information as of and for the periods prior to March 3, 2004 discussed below and included elsewhere in this prospectus was derived from the financial statements and reporting systems of Farmland. Prior to March 3, 2004, Farmland’s petroleum division was primarily comprised of our current petroleum business. Our nitrogen fertilizer plant, however, was the only coke gasification facility within Farmland’s eight-plant nitrogen fertilizer manufacturing and marketing division.

A new basis of accounting was established on the date of the Initial Acquisition and, therefore, the financial position and operating results after March 3, 2004 are not consistent with the operating results before the Initial Acquisition date. However, management believes the most meaningful way to comment on the statement of operations data due to the short period from January 1, 2004 to March 2, 2004 is to compare the sum of the operating results for both periods in 2004 with the corresponding period in 2003. Management believes it is not practical to comment on the cash flows from operating activities in the same manner because the Initial Acquisition resulted in some comparisons not being meaningful. For instance, we did not assume the accounts receivable or the accounts payable of Farmland. Farmland collected and made payments on these accounts after March 3, 2004 and these transactions are not included in our consolidated statements of cash flows.

On June 24, 2005, pursuant to a stock purchase agreement dated May 15, 2005, Coffeyville Acquisition LLC acquired all of the subsidiaries of Coffeyville Group Holdings, LLC. As a result of certain adjustments made in connection with this acquisition, a new basis of accounting was established on the date of the acquisition and the results of operations for the 233 days ended December 31, 2005 are not comparable to prior periods. In connection with the acquisition, Coffeyville Resources, LLC entered into a series of commodity derivative contracts, the Cash Flow Swap, in the form of three long-term swap agreements pursuant to which sales representing approximately 70% 17% of then forecasted refinery output for the periods from July 2005 through June 2009, and July 2009 through June 2010, respectively, has been economically hedged. We have determined that the Cash Flow Swap does not qualify as a hedge for hedge accounting purposes under Statement of Financial Accounting Standards, or SFAS, No. 133, Accounting for Derivative Instruments and Activities. Therefore, in the financial statements for all periods after July 1, 2005, the statement of operations reflects all the realized and unrealized gains and losses from this swap. For the 233 day period ending December 31, 2005, we recorded realized and unrealized losses of $59.3 million and $235.9 million, respectively. For the six month period ending June 30, 2006, we recorded realized and unrealized losses of $33.4 million and $98.2 million, respectively.

Original Predecessor Corporate Allocations

Our financial statements prior to March 3, 2004 reflect an allocation of certain general corporate expenses of Farmland, including general and corporate insurance, property insurance, corporate retirement and benefits, human resource and payroll department salaries, facility costs, information services, and information systems support. For the year ended December 31, 2003 and for the 62 day period ended March 2, 2004, these costs allocated to our businesses were approximately $12.7 million and $3.9 million, respectively. Our financial statements prior to March 3, 2004 also reflect an allocation of interest expense from Farmland. These allocations were made by Farmland on a basis deemed meaningful for their internal management needs and may not be representative of the actual expense levels required to operate the businesses at that time or as they have been operated after March 3, 2004. With the exception of insurance, the net impact to our financial statements as a result of these allocations is higher selling, general and administrative expense for the period from January 1, 2003 to March 2, 2004. Our insurance costs are greater now as compared to the period prior to March 3, 2004 as we have elected to obtain additional insurance coverage that had not been carried by Farmland. Examples of this additional insurance coverage are business interruption insurance and a remediation cost cap policy related to assumed RCRA corrective orders related to contamination at or that originated from our refinery and the Phillipsburg terminal. The preceding examples and other coverage changes resulted in additional insurance costs for us.

Asset Impairments

In December 2002, Farmland implemented SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, resulting in a reorganization expense from the impairment of long-lived assets. Under this Statement, recoverability of assets to be held and used is measured by comparison of the carrying amount of an asset to the estimated undiscounted future net cash flows expected to be generated by the asset. It was determined that the carrying amount of the petroleum assets and the carrying amount of our nitrogen fertilizer plant in Coffeyville exceeded their estimated future undiscounted net cash flow. As a result, impairment charges of $144.3 million and $230.8 million were recognized for each of the refinery and fertilizer assets, based on Farmland’s best assumptions regarding the use and eventual disposition of those assets, primarily from indications of value received from potential bidders through the bankruptcy sale process. In 2003, as a result of receiving a bid from Coffeyville Resources, LLC in the bankruptcy court’s sales process, Farmland revised its estimate for the amount to be generated from the disposition of these assets, and an additional impairment charge was taken. The charge to earnings in 2003 was $3.9 million and $5.7 million, respectively, for the refinery and fertilizer assets.

Original Predecessor Agreements with CHS, Inc. and Agriliance, LLC

In December 2001, Farmland entered into an agreement to sell to CHS, Inc. all of Farmland’s refined products produced at the Coffeyville refinery through November 2003. The selling price for this production was set by reference to daily market prices within a defined geographic region. Subsequent to the expiration of the CHS agreement, the petroleum business began marketing its refined products in the open market to multiple customers.

The revenue received by the petroleum business under the CHS agreement was limited due to the pricing formula and product mix. From December 2001 through November 2003, under the CHS agreement both sales of bulk pipeline shipments and truckload quantities at the Coffeyville truck rack were priced at Group III Platts Low. Currently, all sales at the Coffeyville truck rack are sold at the Platts mean price or higher. Our term contracted bulk product sales are priced between the Platts low and Platts mean prices. All other bulk sales are sold at spot market prices. In addition, we are selling several value added products that were not produced under the CHS agreement.

For the period ending December 31, 2003 and the first 62 days of 2004, Farmland’s sales of nitrogen fertilizer products were subject to a marketing agreement with Agriliance, LLC. Under the agreement, Agriliance, LLC was responsible for marketing substantially all of the nitrogen made by Farmland on a basis deemed meaningful to their internal management. Following the Initial Acquisition, we began marketing nitrogen fertilizer products directly to distributors and dealers. As a result, we have been able to generate higher average netbacks on sales of fertilizer products as a percentage of market average prices. For example, in 2004, we generated average netbacks as a percentage of market averages of 90.1% and 80.2% for ammonia and UAN, respectively, compared to average netbacks as a percentage of market averages of 86.6% and 75.9% for ammonia and UAN, respectively, in 2003.

Refinancing and Prior Indebtedness

At March 3, 2004, Immediate Predecessor entered into an agreement with a financial institution for a term loan of $21.9 million with an interest rate based on the greater of the Index Rate (the greater of prime or the federal funds rate plus 50 basis points per year) plus 4.5% or 9% and a $100 million revolving credit facility with interest at the borrower’s election of either the Index Rate plus 3% or LIBOR plus 3.5%. Amounts totaling $21.9 million of the term loan borrowings and $38,821,970 of the revolving credit facility were used to finance the Initial Acquisition on March 3, 2004 as described above. Outstanding borrowings on May 10, 2004 were repaid in connection with the refinancing described below.

Effective May 10, 2004, Immediate Predecessor entered into a term loan of $150 million and a $75 million revolving loan facility with a syndicate of banks, financial institutions, and institutional lenders. Both loans were secured by substantially all of Immediate Predecessor’s real and personal property, including receivables, contract rights, general intangibles, inventories, equipment, and financial assets. There were outstanding borrowings of $148,875,000 under the term loan and $56,510 under the revolving loan facility at December 31, 2004. Outstanding borrowings on June 23, 2005 were repaid in connection with the Subsequent Acquisition as described above.

Effective June 24, 2005, Coffeyville Resources, LLC entered into the First Lien Credit Facility and the Second Lien Credit Facility. The First Lien Credit Facility is in an aggregate amount not to exceed $525 million, consisting of $225 million tranche C term loans; $50 million of delayed draw term loans available for the first 18 months of the agreement and subject to accelerated payment terms; a $100 million revolving loan facility; and a funded letter of credit facility (funded facility) of $150 million for the benefit of the Cash Flow Swap provider. The First Lien Credit Facility is secured by substantially all of Coffeyville Resources, LLC’s assets. At June 30, 2006, $223 million of tranche C term loans was outstanding, $10 million of delayed draw term loans was outstanding and there was $55.2 million available under the revolving loan facility. At June 30, 2006, Coffeyville Resources, LLC had $150 million in a funded letter of credit outstanding to secure payment obligations under derivative financial instruments. The Second Lien Credit Facility is a $275 million term loan facility secured by substantially all of Coffeyville Resources, LLC’s assets on a second priority basis.

Public Company Expenses

We expect that our general and administrative expenses will increase due to the costs of operating as a public company, such as increases in legal, accounting and compliance, insurance premiums, and investor relations. We estimate that the increase in these costs will total approximately $2.5 million to $3.0 million on an annual basis excluding the costs associated with this offering and the costs of the initial implementation of our Sarbanes-Oxley Section 404 internal controls review and testing. Our financial statements following this offering will reflect the impact of these expenses and will affect the comparability with our financial statements of periods prior to the completion of this offering.

Changes in Legal Structure

Original Predecessor was not a separate legal entity, and its operating results were included within the operating results of Farmland and its subsidiaries in filing consolidated federal and state income tax returns. As a cooperative, Farmland was subject to income taxes on all income not distributed to patrons as qualified patronage refunds, and Farmland did not allocate income taxes to its divisions. As a result, the accompanying Original Predecessor financial statements do not reflect any provision for income taxes.

Industry Factors

Earnings for our petroleum business depend largely on refining industry margins, which have been and continue to be volatile. Crude oil and refined product prices depend on factors beyond our control. While it is impossible to predict refining margins due to the uncertainties associated with global crude oil supply and global and domestic demand for refined products, we believe that refining margins for U.S. refineries will generally remain above those experienced in the period from and including 1998 through 2003 as growth in demand for refining products in the United States, particularly transportation fuels, continues to exceed the ability of domestic refiners to increase capacity. In addition, changes in global supply and demand and other factors have constricted the extent to which product importation to the United States can relieve domestic supply deficits. This phenomenon is more pronounced in our marketing region, where demand for refined products exceeded refining production by approximately 24% in 2005.

During 2004, the market price of distillates relative to crude oil was above average due to low industry inventories and strong consumer demand brought about by the relatively cold winter weather in the Midwest and high natural gas prices. In addition, gasoline margins were above average, and substantially so during the spring and summer driving seasons, primarily because of very low pre-driving season inventories exacerbated by high demand growth. The increased demand for refined products due to the relatively cold winter and the decreased supply due to high turnaround activity led to increasing refining margins during the early part of 2004. The key event of 2005 to our industry was the hurricane season which produced a record number of named storms. The location and intensity of these storms caused extreme amount of damages to both crude and natural gas production as well as extensive disruption to many U.S. Gulf Coast refinery operations. These events caused both price spikes in the commodity markets as well as substantial increases in crack spreads. The U.S. Gulf Coast refining market was most affected which then led to very strong margins in the Group 3 market as the U.S. Gulf Coast refined products were not being shipped north. In addition, several environmental mandates took effect in 2005 and 2006, such as the banning of MTBE in the gasoline pool and initial implementation of the reduced sulfur requirements on diesel fuels, which caused price fluctuations due to logistical and supply/demand implications.

Average discounts for sour and heavy sour crude oil compared to sweet crude increased in 2005 and 2006 from already favorable 2004 levels due to increasing worldwide production of sour and heavy sour crude oil relative to the worldwide production of light sweet crude oil coupled with the continuing demand for light sweet crude oil. In 2004, the average discount for West Texas Sour, or WTS, compared to WTI widened to $3.96 per barrel and again in 2005 to $4.61. With the newly discovered deepwater Gulf of Mexico production combined with the introduction of Canadian sours to the mid-continent this sweet/sour spread continues to exceed average historic levels, as evidenced by the average discount of $5.84 per barrel for the first six months of 2006 and the average discount of $4.53 per barrel for the first eight months of 2006. WTI also continues to trade at a premium to WTS due to continued high demand for sweet crude oil resulting from the more stringent fuel specifications implemented both in the United States and globally. We expect to continue to recognize significant benefits from our ability to meet current fuel specifications using predominantly heavy and medium sour crude oil feedstocks to the extent the discount for heavy and medium sour crude oil compared to WTI continues at its current level.

Earnings for our nitrogen fertilizer business depend largely on the prices of nitrogen fertilizer products, the floor price of which is directly influenced by natural gas prices. Natural gas prices have been and continue to be volatile.

Factors Affecting Results

Petroleum Business

In our petroleum business, earnings and cash flow from operations are primarily affected by the relationship between refined product prices and the prices for crude oil and other feedstocks. The cost to acquire feedstocks and the price for which refined products are ultimately sold depend on factors beyond our control, including the supply of, and demand for, crude oil, as well as gasoline and other refined products which, in turn, depend on, among other factors, changes in domestic and foreign economies, weather conditions, domestic and foreign political affairs, production levels, the availability of imports, the marketing of competitive fuels and the extent of government regulation. While our net sales fluctuate significantly with movements in crude oil prices, these prices do not generally have a direct long-term relationship to net income. Because we apply first-in, first-out, or FIFO, accounting to value our inventory, crude oil price movements may impact net income in the short term because of instantaneous changes in the value of the minimally required, unhedged on hand inventory. The effect of changes in crude oil prices on our results of operations is influenced by the rate at which the prices of refined products adjust to reflect these changes.

Feedstock and refined product prices are also affected by other factors, such as product pipeline capacity, local market conditions and the operating levels of competing refineries. Crude oil costs and the prices of refined products have historically been subject to wide fluctuations. An expansion or upgrade of our competitors’ facilities, price volatility, international political and economic developments and other factors beyond our control are likely to continue to play an important role in refining industry economics. These factors can impact, among other things, the level of inventories in the market, resulting in price volatility and a reduction in product margins. Moreover, the refining industry typically experiences seasonal fluctuations in demand for refined products, such as increases in the demand for gasoline during the summer driving season and for home heating oil during the winter, primarily in the Northeast. For further details on the economics of refining, see “Industry Overview — Oil Refining Industry.”

In order to assess our operating performance, we compare our gross margin excluding manufacturing expenses against an industry gross margin benchmark. The industry gross margin is calculated by assuming that two barrels of benchmark light sweet crude oil is converted, or cracked, into one barrel of conventional gasoline and one barrel of distillate. This benchmark is referred to as the 2-1-1 crack spread. Because we calculate the benchmark margin using the market value of New York gasoline and diesel fuel against the market value of WTI crude oil, we refer to the benchmark as the New York 2-1-1 crack spread, or simply, the 2-1-1 crack spread. The 2-1-1 crack spread is expressed in dollars per barrel and is a proxy for the per barrel margin that a sweet crude refinery would earn assuming it produced and sold the benchmark production of conventional gasoline and distillate.

Because our refinery has certain feedstock costs and/or logistical advantages as compared to a benchmark refinery, our gross margin excluding manufacturing expenses generally exceeds the 2-1-1 crack spread by a significant amount. Our refinery is able to process significant quantities of heavy and medium sour crude oil that has historically cost less than WTI crude oil. We measure the cost advantage of our crude oil slate by calculating the spread between the price of our delivered crude oil to the price of WTI crude oil, a light sweet crude oil. The spread is referred to as our consumed crude differential. Our consumed crude differential will move directionally with changes in the WTS differential to WTI and the Maya differential to WTI as both these differentials indicate the relative price of heavier, more sour slate to WTI. The correlation between our consumed crude differential and published differentials will vary depending on the volume of heavy medium sour crude we purchase as a percent of our total crude volume and will correlate more closely with such published differentials the heavier and more sour the crude oil slate.

The value of our products is also an important consideration in understanding our results. We produce a high volume of high value products, such as gasoline, diesel fuel and heating oil. We benefit from the fact that our marketing region consumes more refined products than it produces so that the market prices of our products have to be high enough to cover the logistics cost for U.S. Gulf Coast refineries to ship into our region.

Our manufacturing expense structure is also important to our profitability. Major manufacturing expenses include energy, employee labor, maintenance, contract labor, and environmental compliance. Our predominant variable cost is energy and the most important benchmark for energy costs is the value of natural gas. Our variable manufacturing expenses are largely energy related and therefore sensitive to the movements of natural gas prices. We believe our fixed manufacturing expenses in this line of business are low as compared to our peers’ partially because of the flexibility our current union contracts provide us.

Consistent, safe, and reliable operations at our refineries are key to our financial performance and results of operations. Unplanned downtime of our refinery may result in lost margin opportunity, increased maintenance expense and a temporary increase in working capital investment and related inventory position. We seek to mitigate the financial impact of planned downtime, such as major turnaround maintenance, through a diligent planning process that takes into account the margin environment, the availability of resources to perform the needed maintenance, feedstock logistics and other factors.

Other than locally produced crude we gather ourselves, we purchase crude oil from third parties using a credit intermediation agreement. Our credit intermediation agreement is structured such that we take title, and the price of the crude oil is set, when it is metered and delivered at Broome Station, which is approximately 22 miles from our refinery. The terms of this agreement provide that we will obtain all of the crude oil for our refinery, other than the crude we obtain through our own gathering system, through J. Aron. Once we identify cargos of crude oil and pricing terms that meet our requirements, we notify J. Aron and J. Aron then provides credit, transportation and other logistical services to us for a fee. This agreement significantly reduces the investment that we are required to maintain in petroleum inventories relative to our competitors and reduces the time we are exposed to market fluctuations before the inventory is priced to a customer.

Because petroleum feedstocks and products are essentially commodities, we have no control over the changing market value of our investment. Therefore, the lower target inventory we are able to maintain significantly reduces the impact of commodity price volatility on our hydrocarbon inventory position relative to other refiners. This target inventory position is generally not hedged. To the extent our inventory position deviates from the target level, we consider risk mitigation activities usually through the purchase or sale of futures contracts on the New York Mercantile Exchange, or NYMEX. Our hedging activities carry customary time, location and product grade basis risks generally associated with hedging activities. Because most of our titled inventory is valued under the FIFO costing method, price fluctuations on our target level of titled inventory have a major effect on our financial results unless the market value of our target inventory is increased above cost.

Nitrogen Fertilizer Business

In our nitrogen fertilizer business, earnings and cash flow from operations are primarily affected by the relationship between nitrogen fertilizer product prices and manufacturing expenses. Unlike our competitors, we use minimal natural gas as feedstock and, as a result, are not directly heavily impacted in terms of cost, by high or volatile swings in natural gas prices. Instead, our adjacent oil refinery primarily supplies our coke feedstock. The price at which nitrogen fertilizer products are ultimately sold depends on numerous factors beyond our control, including the supply of, and the demand for, nitrogen fertilizer products which, in turn, depends on, among other factors, the price of natural gas, the cost and availability of fertilizer transportation infrastructure, changes in the world population, weather conditions, grain production levels, the availability of imports, and the extent of government intervention in agriculture markets. While our net sales could fluctuate significantly with movements in natural gas prices during periods when fertilizer markets are weak and sell at the floor price, high natural gas prices do not force us to shut down our operations because we employ pet coke as a feedstock to produce ammonia and UAN.

Nitrogen fertilizer prices are also affected by other factors, such as local market conditions and the operating levels of competing facilities. Natural gas costs and the price of nitrogen fertilizer products have historically been subject to wide fluctuations. An expansion or upgrade of our competitors’ facilities, price volatility, international political and economic developments and other factors beyond our control are likely to continue to play an important role in nitrogen fertilizer industry economics. These factors can impact, among other things, the level of inventories in the market resulting in price volatility and a reduction in product margins. Moreover, the industry typically experiences seasonal fluctuations in demand for nitrogen fertilizer products. The demand for fertilizers is affected by the aggregate crop planting decisions and fertilizer application rate decisions of individual farmers. Individual farmers make planting decisions based largely on the prospective profitability of a harvest, while the specific varieties and amounts of fertilizer they apply depend on factors like crop prices, their current liquidity, soil conditions, weather patterns and the types of crops planted. For further details on the economics of fertilizer, see “Industry Overview — Nitrogen Fertilizer Industry.”

Natural gas is the most significant raw material required in the production of most nitrogen fertilizers. North American natural gas prices have increased substantially and, since 1999, have become significantly more volatile. In 2005, North American natural gas prices reached unprecedented levels due to the impact hurricanes Katrina and Rita had on an already tight natural gas market. Recently, natural gas prices have moderated, returning to pre-hurricane levels or lower.

In order to assess our operating performance, we calculate netbacks, or plant gate price, to determine our operating margin. Netbacks refer to the unit price of fertilizer, in dollars per ton, offered on a delivered basis, excluding shipment costs. Given our use of low cost pet coke, we are not presently subjected to the high raw materials costs of competitors that use natural gas, the cost of which has been high in recent periods. Instead of experiencing high variability in the cost of raw materials, we utilize less than 1% of the natural gas relative to other natural gas-based fertilizers and we estimate that we would continue to have a production cost advantage in comparison to U.S. Gulf Coast ammonia producers at natural gas prices as low as $2.50 per million Btu. The spot price for natural gas at Henry Hub on June 30, 2006 was $6.104 per million Btu.

Because our fertilizer plant has certain logistical advantages relative to end users of ammonia and UAN and so long as demand relative to production remains high, we can afford to target end users in the U.S. farm belt where we incur lower freight costs as compared to our competitors. We do not incur any intermediate transfer, storage, barge freight or pipeline freight charges. Currently, our distribution cost advantage over U.S. Gulf Coast importers is approximately $65 per ton for ammonia production and $37 per ton for UAN, assuming in each case freight rates and handling charges for U.S. Gulf Coast importers as in effect in June 2006. Such cost differentials represent a significant portion of the market price of these commodities. For example, since the end of 2004, Southern Plains ammonia prices have fluctuated between $290 and $424 per ton, and Cornbelt UAN prices have fluctuated between $175 and $230 per ton. Selling products to customers in close proximity to our fertilizer plant and keeping transportation costs low are keys to maintaining our profitability.

The value of our nitrogen fertilizer products is also an important consideration in understanding our results. We currently upgrade two-thirds of our ammonia production into UAN, a product that presently generates a greater value for the upgraded ammonia. As the largest fully integrated single train UAN production facility in North America, UAN production is a major contributor to our profitability.

Our manufacturing expense structure is also important to our profitability. Using a pet coke gasification process, we have significantly higher fixed costs than natural gas-based fertilizer plants. Major manufacturing expenses include electrical energy, employee labor, maintenance, including contract labor, and outside services. The predominant variable manufacturing expense is the cost of pet coke that we obtain primarily from our refinery.

Consistent, safe, and reliable operations at our nitrogen fertilizer plant are critical to our financial performance and results of operations. Unplanned downtime of our nitrogen fertilizer plant may result in lost margin opportunity, increased maintenance expense and a temporary increase in working capital investment and related inventory position. The financial impact of planned downtime, such as major turnaround maintenance, is mitigated through a diligent planning process that takes into account margin environment, the availability of resources to perform the needed maintenance, feedstock logistics and other factors.

Results of Operations

As discussed in note 1 to our consolidated financial statements, effective March 3, 2004, Immediate Predecessor acquired the net assets of Original Predecessor in a business combination accounted for as a purchase, and effective June 24, 2005, Successor acquired the net assets of Immediate Predecessor in a business combination accounted for as a purchase. As a result of these acquisitions, the consolidated financial statements for the periods after the acquisitions are presented on a different cost basis than that for the periods before the acquisitions and, therefore, are not comparable. However, we believe the most meaningful way to comment on the results of operations for the various periods is to compare the sum of the combined operating results for the 2004 and 2005 calendar years with prior fiscal years and to compare the sum of the combined operating results for the six months ended June 30, 2005 with the six months ended June 30, 2006.

The following tables provide supplementary income statement and operating data and do not represent income statements presented in accordance with GAAP. Selected items in each of the periods are discussed separately below. Our consolidated results of operations include certain other unallocated corporate activities and the elimination of intercompany transactions and therefore are not a sum of only the operating results of our petroleum and nitrogen fertilizer businesses.

Net sales consist principally of sales of refined fuel and nitrogen fertilizer products. For the petroleum business, net sales are mainly affected by crude oil and refined product prices, changes to the input mix and volume changes caused by operations. Product mix refers to the percentage of production represented by higher value light products, such as gasoline, rather than lower value finished products, such as pet coke. In the nitrogen fertilizer business, net sales are primarily impacted by manufactured tons and nitrogen fertilizer prices.

Gross margin excluding manufacturing expenses is net sales less raw material cost, inclusive of transportation, and all other components of cost of sales except manufacturing expenses which are displayed separately for discussion purposes. Industry-wide petroleum results are driven and measured by the relationship, or margin, between refined products and the prices for crude oil referred to as crack spreads. See “— Factors Affecting Results.” We discuss our results of petroleum operations in the context of per barrel consumed crack spreads and gross margin excluding manufacturing expenses. Our nitrogen fertilizer gross margin excluding manufacturing expenses is principally driven by the relationship or margin between nitrogen fertilizer products and the cost of pet coke. In contrast to our petroleum business, gross margin excluding manufacturing expenses is not a significant indicator of profitability in the nitrogen business as the vast majority of expenses associated with our nitrogen business are classified as manufacturing expenses.

We believe that gross margin excluding manufacturing expenses is a useful supplement to gross profit and other measures under GAAP because it is commonly used in the refining industry to compare operating performance against the industry gross margin benchmark, known as crack spread. Therefore, we believe it assists investors in evaluating our performance. Gross margin excluding manufacturing expenses has distinct limitations as compared to gross profit and should not be substituted as an alternative to gross profit, which is a measure of performance under GAAP. By excluding manufacturing expenses (including depreciation, amortization, and overhead), the total cost of our products may not be apparent.

The manufacturing expenses shown in the tables below are included in the calculation of gross profit but are excluded from gross margin excluding manufacturing expenses.

		Original
		Predecessor	Immediate	Immediate
		and Immediate	Predecessor	Predecessor
		Predecessor	and Successor	and Successor
	Original	Combined	Combined	Combined
	Predecessor	(non-GAAP)	(non-GAAP)	(non-GAAP)	Successor
	Year Ended December 31,			Six Months Ended June 30,
Consolidated Financial Results	2003	2004	2005	2005	2006
	(in millions)

Net sales	$1,262.2	$1,741.0	$2,435.0	$1,030.4	$1,550.6
Cost of goods sold	1,198.3	1,608.6	2,127.3	912.5	1,315.1
Gross profit	63.9	132.4	307.7	117.9	235.5
Operating income	29.4	111.2	270.8	98.7	214.9
Net income (loss)	27.9	60.9	(66.8)	(57.8)	41.8
Net income adjusted for unrealized gain or loss from Cash Flow Swap(1)	27.9	60.9	76.0	18.9	101.0
Adjusted EBITDA(2)	42.1	119.6	252.1	107.6	212.9
Reconciliation of Gross margin excluding manufacturing expenses to Gross profit:
Gross margin excluding manufacturing expenses	205.7	283.3	507.7	204.5	351.5
Less:
Manufacturing expenses excluding depreciation and amortization	138.5	148.1	175.2	84.7	92.1
Depreciation and amortization included in gross profit	3.3	2.8	24.8	1.9	23.9

Gross profit	$63.9	$132.4	$307.7	$117.9	$235.5

(1)	Net income adjusted for unrealized gain or loss from Cash Flow Swap results from adjusting for the derivative transaction that was executed in conjunction with the Subsequent Acquisition. On June 16, 2005, Coffeyville Acquisition LLC entered into the Cash Flow Swap with J. Aron, a subsidiary of The Goldman Sachs Group, Inc., and a related party of ours. The Cash Flow Swap was subsequently assigned from Coffeyville Acquisition LLC to Coffeyville Resources, LLC on June 24, 2005. Under these agreements, sales representing approximately 70% and 17% of then forecasted refinery output for the periods from July 2005 through June 2009, and July 2009 through June 2010, respectively, have been economically hedged. The derivative took the form of three NYMEX swap agreements whereby if crack spreads fall below the fixed level, J. Aron agreed to pay the difference to us, and if crack spreads rise above the fixed level, we agreed to pay the difference to J. Aron. See “Description of Our Indebtedness and the Cash Flow Swap.”

We have determined that the Cash Flow Swap does not qualify as a hedge for hedge accounting purposes under current GAAP. As a result, our periodic statements of operations reflect material amounts of unrealized gains and losses based on the increases or decreases in market value of the unsettled position under the swap agreements which is accounted for as a liability on our balance sheet. As the crack spreads increase we are required to record an increase in this liability account with a corresponding expense entry to be made to our statement of operations. Conversely, as crack spreads decline we are required to record a decrease in the swap related liability and post a corresponding income entry to our statement of operations. Because of this inverse relationship between the economic outlook for our underlying business (as represented by crack spread levels) and the income impact of the unrecognized gains and losses, and given the significant periodic fluctuations in the amounts of unrealized gains and losses, management utilizes Net income adjusted for gain or loss from Cash Flow Swap as a key indicator of our business performance and believes that this non-GAAP measure is a useful measure for investors in analyzing our business. The adjustment has been made for the unrealized loss from Cash Flow Swap net of its related tax benefit.

Net income adjusted for unrealized gain or loss from Cash Flow Swap is not a recognized term under GAAP and should not be substituted for net income as a measure of our performance but instead should be utilized as a supplemental measure of performance in evaluating our business. Also, our presentation of this non-GAAP measure may not be comparable to similarly titled measures of other companies.

The following is a reconciliation of Net income adjusted for unrealized gain or loss from Cash Flow Swap to Net income:

		Original
		Predecessor	Immediate	Immediate
		and Immediate	Predecessor	Predecessor
		Predecessor	and Successor	and Successor
	Original	Combined	Combined	Combined
	Predecessor	(non-GAAP)	(non-GAAP)	(non-GAAP)	Successor
	Year Ended December 31,			Six Months Ended June 30,
	2003	2004	2005	2005	2006
	(in millions)

Net Income adjusted for unrealized gain or loss from Cash Flow Swap	$27.9	$60.9	$76.0	$18.9	$101.0
Less:
Unrealized loss from Cash Flow Swap, net of tax benefit	—	—	142.8	76.7	59.2

Net income (loss)	$27.9	$60.9	$(66.8)	$(57.8)	$41.8

(2)	Adjusted EBITDA represents earnings before interest expense, taxes, depreciation and amortization, and the unrealized gain or loss on the Cash Flow Swap, as further adjusted for some other special charges (described below in footnotes (a) through (f) to the Adjusted EBITDA to net income reconciliation) that we believe aid in providing a meaningful comparison of period-to-period results. Management believes that Adjusted EBITDA is a useful adjunct to net income and other measurements under GAAP because it is a meaningful measure for evaluating our performance in a given period compared to prior periods and compared to other companies in our industry, as interest expense, taxes, depreciation and amortization can vary significantly across periods and between companies due in part to differences in accounting policies, tax strategies, levels of indebtedness, capital purchasing practices and interest rates. Adjusted EBITDA also assists management in evaluating operating performance. EBITDA, with adjustments specified in our credit facilities, is also the basis for calculating our financial debt covenants under our existing credit facilities.

Adjusted EBITDA is net of the impact of the realized losses from Cash Flow Swap, which were $33.4 million for the six months ended June 30, 2006 and $59.3 million for the combined year ended December 31, 2005.

Adjusted EBITDA has distinct limitations as compared to GAAP information, such as net income, income from continuing operations or operating income. By excluding interest expense and income tax expense, for example, it may not be apparent that both represent a reduction in cash available to us. Likewise, depreciation and amortization, while non-cash items, represent generally the decreases in value of assets that produce revenue for us. We present Adjusted EBITDA as a supplemental measure of our performance. We prepare Adjusted EBITDA by adjusting EBITDA to eliminate the impact of a number of items we do not consider indicative of our ongoing operating performance. We believe additional adjustments to EBITDA for these special charges provide a meaningful comparison of period-to-period results. In addition, in evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses similar to the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by these kinds of items or other items that are not indicative of our operating performance. Adjusted EBITDA should not be substituted as an alternative to net income or income from operations, which are measures of performance in accordance with GAAP. Our computation of Adjusted EBITDA for this purpose may not be comparable to other similarly titled measures computed for other purposes or by other companies because all companies do not calculate Adjusted EBITDA in the same fashion.

The following is a reconciliation of Adjusted EBITDA to net income:

		Original
		Predecessor	Immediate	Immediate
		and Immediate	Predecessor	Predecessor
		Predecessor	and Successor	and Successor
	Original	Combined	Combined	Combined
	Predecessor	(non-GAAP)	(non-GAAP)	(non-GAAP)	Successor
	Year Ended December 31,			Six Months Ended June 30,
	2003	2004	2005	2005	2006
	(in millions)

Adjusted EBITDA	$42.1	$119.6	$252.1	$107.6	$212.9
Less:
Income tax expense	—	33.8	—	—	25.7
Interest expense	1.3	10.1	32.8	8.8	22.3
Depreciation and amortization	3.3	2.8	25.1	2.0	24.0
Impairment of property, plant and equipment(a)	9.6	—	—	—	—
Loss of extinguishment of debt(b)	—	7.2	8.1	8.1	—
Inventory fair market value adjustment(c)	—	3.0	16.6	14.3	—
Funded letter of credit expense & interest rate swap not included in interest expense(d)	—	—	2.3	—	0.6
Major scheduled turnaround expense(e)	—	1.8	—	—	0.3
Loss on termination of swap(f)	—	—	25.0	25.0	—
Unrealized loss from Cash Flow Swap	—	—	235.9	127.2	98.2
Plus:
Income tax benefit	—	—	26.9	20.0	—

Net income (loss)	$27.9	$60.9	$(66.8)	$(57.8)	$41.8

(a)	During the year ended December 31, 2003, we recorded an additional charge of $9.6 million related to the asset impairment of our refinery and nitrogen fertilizer plant based on the expected sales price of the assets in the Initial Acquisition.

(b)	Represents the write-off of $7.2 million of deferred financing costs in connection with the refinancing of our senior secured credit facility on May 10, 2004 and the write-off of $8.1 million of deferred financing costs in connection with the refinancing of our senior secured credit facility on June 23, 2005.

(c)	Consists of the additional cost of goods sold expense due to the step up to estimated fair value of certain inventories on hand at March 3, 2004 and June 24, 2005, as a result of the allocation of the purchase price of the Initial Acquisition and the Subsequent Acquisition to inventory.

(d)	Consists of fees which are expensed to selling, general and administrative expense in connection with the funded letter of credit facility of $150.0 million issued in support of the Cash Flow Swap. We consider these fees to be equivalent to interest expense and the fees are treated as such in the calculation of EBITDA in the First Lien Credit Facility and the Second Lien Credit Facility.

(e)	Represents expenses associated with a major scheduled turnaround at our nitrogen fertilizer plant.

(f)	Represents the expense associated with the expiration of the crude oil, heating oil and gasoline option agreements entered into by Coffeyville Acquisition LLC in May 2005.

Petroleum Business Results of Operations

		Original
		Predecessor	Immediate	Immediate
		and Immediate	Predecessor	Predecessor
		Predecessor	and Successor	and Successor
	Original	Combined	Combined	Combined
	Predecessor	(non-GAAP)	(non-GAAP)	(non-GAAP)	Successor
	Year Ended December 31,			Six Months Ended June 30,
Petroleum Business Financial Results	2003	2004	2005	2005	2006
	(in millions)

Net sales	$1,161.3	$1,632.4	$2,267.2	$950.4	$1,457.7
Cost of goods sold	1,122.2	1,535.2	2,043.0	874.5	1,265.3
Gross profit	39.1	97.2	224.2	75.9	192.4
Operating income (loss)	21.5	84.8	199.7	63.4	178.0
Reconciliation of Gross margin excluding manufacturing expenses to Gross profit:
Gross margin excluding manufacturing expenses	121.3	188.7	352.0	130.2	267.2
Less:
Manufacturing expenses excluding depreciation and amortization	80.1	89.7	111.5	52.9	59.2
Depreciation and amortization included in gross profit	2.1	1.8	16.3	1.4	15.6

Gross profit	$39.1	$97.2	$224.2	$75.9	$192.4

		Original
		Predecessor	Immediate	Immediate
		and Immediate	Predecessor	Predecessor
	Original	Predecessor	and Successor	and Successor
	Predecessor	Combined	Combined	Combined	Successor
	Year Ended December 31,			Six Months Ended June 30,
Market Indicators	2003	2004	2005	2005	2006
	(dollars per barrel)

West Texas Intermediate (WTI) crude oil	$30.99	$41.47	$56.70	$51.66	$67.10
NYMEX 2-1-1 Crack Spread	5.53	7.43	11.62	9.61	11.88
Crude Oil Differentials:
WTI less WTS (sour)	2.67	3.96	4.61	4.53	5.84
WTI less Maya (heavy sour)	6.78	11.40	15.67	15.17	15.85
WTI less Dated Brent (foreign)	2.16	3.20	2.18	2.02	1.44
PADD II Group 3 versus NYMEX Basis:
Gasoline	0.62	(0.52)	(0.53)	(0.63)	0.82
Heating Oil	1.11	1.24	3.20	1.59	5.61

		Original
		Predecessor	Immediate	Immediate
		and Immediate	Predecessor	Predecessor
	Original	Predecessor	and Successor	and Successor
	Predecessor	Combined	Combined	Combined	Successor
	Year Ended December 31,			Six Months Ended June 30,
Company Operating Statistics	2003	2004	2005	2005	2006
	(in millions)

Per barrel profit, margin and expense of crude oil throughput:
Gross profit	$1.25	$2.93	$6.75	$4.75	$11.31
Gross margin excluding manufacturing expenses	3.89	5.68	10.59	8.15	15.69
Manufacturing expenses excluding depreciation and amortization	2.57	2.70	3.35	3.31	3.48
Per gallon sales price:
Gasoline	0.91	1.19	1.61	1.45	1.94
Distillate	0.84	1.15	1.71	1.49	1.97

			Original
			Predecessor		Immediate		Immediate
			and Immediate		Predecessor and		Predecessor and
	Original		Predecessor		Successor		Successor
	Predecessor		Combined		Combined		Combined		Successor
	Year Ended December 31,						Six Months Ended June 30,
	2003		2004		2005		2005		2006
	Barrels		Barrels		Barrels		Barrels		Barrels
Selected Company Volumetric Data	Per Day	%	Per Day	%	Per Day	%	Per Day	%	Per Day	%

Production:
Total gasoline	48,230	50.4	48,420	47.1	45,275	43.8	42,590	42.9	48,250	45.1
Total distillate	34,363	35.9	38,104	37.1	39,997	38.7	38,725	39.0	42,275	39.5
Total other	13,108	13.7	16,301	15.9	18,090	17.5	18,033	18.2	16,390	15.3

Total all production	95,701	100.0	102,825	100.0	103,362	100.0	99,348	100.0	106,915	100.0
Crude oil throughput	85,501	93.4	90,787	92.8	91,097	92.6	88,300	93.6	94,083	92.8
All other inputs	6,085	6.6	7,023	7.2	7,246	7.4	6,084	6.4	7,276	7.2

Total feedstocks	91,586	100.0	97,810	100.0	98,343	100.0	94,384	100.0	101,359	100.0

			Original
			Predecessor		Immediate		Immediate
			and Immediate		Predecessor and		Predecessor and
	Original		Predecessor		Successor		Successor
	Predecessor		Combined		Combined		Combined		Successor
	Year Ended December 31,						Six Months Ended June 30,
	2003		2004		2005		2005		2006
	Total		Total		Total		Total		Total
	Barrels	%	Barrels	%	Barrels	%	Barrels	%	Barrels	%

Crude oil throughput by crude type:
Sweet	18,187,215	58.3	15,232,022	45.8	13,958,567	42.0	6,944,320	43.5	7,497,863	44.0
Light/medium sour	12,311,203	39.4	17,995,949	54.2	19,291,951	58.0	9,038,005	56.5	9,531,125	56.0
Heavy sour	709,300	2.3	—	—	—	—	—	—	—	—

Total crude oil throughput	31,207,718	100.0	33,227,971	100.0	33,250,518	100.0	15,982,325	100.0	17,028,988	100.0

Six Months Ended June 30, 2006 Compared to Six Months Ended June 30, 2005 (Non-GAAP Combined).

Net Sales.  Petroleum net sales increased $507.3 million, or 53%, to $1,457.7 million in the six months ended June 30, 2006 from $950.4 million in the six months ended June 30, 2005. This increase primarily resulted from significantly higher refined product prices and increased sales volumes over the comparable periods. Our average sales price per gallon for the six months ending June 30, 2006 for gasoline of $1.94 and distillate of $1.97 increased by 34% and 32%, respectively, as compared to the six months ended June 30, 2005. Overall sales volumes of refined fuels for the six months ended June 30, 2006 increased 15% as compared to the six months ended June 30, 2005. The increased sales volume primarily resulted from higher production levels of refined fuels during the six months ended June 30, 2006 as compared to the same period in 2005 because of our increased focus on process unit maximization and lower production levels in 2005 due to a scheduled reformer regeneration and minor maintenance in the coker unit and one of our crude units.

Gross Margin Excluding Manufacturing Expenses.  Petroleum gross margin excluding manufacturing expenses increased by $137.0 million, or 105%, to $267.2 million in the six months ended June 30, 2006 from $130.2 million in the six months ended June 30, 2005. This increase was attributable to strong differentials between refined fuel prices and crude oil prices as exemplified in the average NYMEX crack spread of $11.88 per barrel in the six months ended June 30, 2006 as compared to $9.61 in the same period of 2005. Increased discount for heavy crude oils demonstrated by the $0.68, or 5%, increase in the spread between the WTI price, which is a market indicator for the price of light sweet crude, and the Maya price, which is an indicator for the price of heavy crude, in the six months ended June 30, 2006 as compared to the six months ended June 30, 2005 also contributed to the increased gross margin over the comparable periods. In addition to the widening of the NYMEX crack spread and the increase in crude differentials, positive regional differences between refined fuel prices in our primary marketing region (the Coffeyville supply area) and those of the NYMEX, known as basis, significantly contributed to the dramatic increase in our consumed crack spread in the six months ended June 30, 2006 as compared to the six months ended June 30, 2005. The average distillate basis for the six months ended June 30, 2006 increased $4.02 per barrel to $5.61 per barrel compared to $1.59 per barrel in the comparable period of 2005. The average gasoline basis in the six months ended June 30, 2006 increased $1.45 per barrel to $0.82 per barrel in comparison to a negative basis of $0.63 per barrel in the comparable period of 2005.

Market prices and gross margins during the first and second quarters of 2006 increased primarily due to increased turnaround activity in the industry, implementation of more restrictive sulfur regulations on refined fuels, increased utilization of ethanol in reformulated gasoline pool and limited capacity expansions in the industry due to the high cost of environmental regulations, resulting in tighter supplies of refined products and strong refining margins.

Under our FIFO accounting method, changes in crude oil prices can cause significant fluctuations in the inventory valuation of our crude oil, work in process and finished goods, thereby resulting in FIFO inventory gains when crude oil prices increase and FIFO inventory losses when crude oil prices decrease. For the six months ended June 30, 2006, we reported FIFO inventory gains of $20.0 million compared to FIFO inventory gains of $13.5 million for the six months ended June 30, 2005.

In contrast to the positive effects of rising crude oil prices related to FIFO inventory gains, the 30% increase in crude oil prices as of June 30, 2006 as compared to June 30, 2005 pushed the losses on by-product sales (primarily pet coke, slurry and propane) from $65.8 million for the six months ended June 30, 2005 to $90.0 million for the comparable period of 2006. In general, the selling prices of by-products do not react in a correlative manner to changes in crude prices. Therefore, higher crude price environments result in a widening of losses on by-product sales.

Manufacturing Expenses Excluding Depreciation and Amortization.  Petroleum manufacturing expenses excluding depreciation and amortization increased by $6.3 million, or 12%,

for the six months ended June 30, 2006 as compared to manufacturing expenses of $52.9 million for the comparable period of 2005. On a per barrel of crude throughput basis, manufacturing expenses excluding depreciation and amortization per barrel of crude throughput for the six months ending June 30, 2006 increased to $3.48 per barrel as compared to $3.31 per barrel for the six months ending June 30, 2005. This increase was the result of increases in expenses associated with direct labor, environmental compliance, operating materials repairs and maintenance, chemicals, energy and outside services.

Depreciation and Amortization Included in Gross Profit.  Petroleum depreciation and amortization included in gross profit increased by $14.2 million to $15.6 million in the six months ended June 30, 2006 as compared to the six months ended June 30, 2005. The increase was primarily the result of the step-up in our property, plant and equipment for the Subsequent Acquisition. See “— Factors Affecting Comparability.”

Operating Income.  Petroleum operating income increased $114.6 million, or 181%, to $178.0 million in the six months ended June 30, 2006 from $63.4 million in the comparable period of 2005. This increase was due to the factors discussed above, and was particularly driven by favorable market conditions in the domestic refining industry.

Year Ended December 31, 2005 (Non-GAAP Combined) Compared to Year Ended December 31, 2004 (Non-GAAP Combined).

Net Sales.  Petroleum net sales increased $634.8 million, or 39%, to $2,267.2 million in the year ended December 31, 2005 from $1,632.4 million in the year ended December 31, 2004. This revenue increase was primarily attributable to increases in average refined fuel prices as compared to 2004. As compared to 2004, sales prices of gasoline and distillates increased 35% and 49%, respectively. Sales prices increased primarily as a result of increased crude oil prices and improvements in the gasoline and distillate crack spreads. The increase in average refined product prices was partially offset by a 3% decrease in refined fuels sales volume due to a 1% reduction in refined fuels production volumes in 2005 as compared to 2004. Refined fuels production was negatively impacted in 2005 due to a scheduled reformer regeneration and an outage in the fluidized catalytic cracking unit at our Coffeyville refinery.

Gross Margin Excluding Manufacturing Expenses.  Petroleum gross margin excluding manufacturing expenses increased by $163.3 million, or 87%, to $352.0 million in the year ended December 31, 2005 from $188.7 million in the year ended December 31, 2004. This increase was attributable to historically high differentials between refined fuel prices and crude oil prices as exemplified in the average NYMEX crack spread of $11.62 per barrel for the year ended December 31, 2005 as compared to $7.43 per barrel for 2004. Increased discount for heavy crude oils demonstrated by the $4.27, or 37%, increase in the spread between the WTI price, which is a market indicator for the price of light sweet crude, and the Maya price, which is an indicator for the price of heavy crude, in the year ended December 31, 2005 compared to the same period in 2004 also contributed to the increased gross margin over the comparable period. In addition to the widening of the NYMEX crack spread and the increase in crude differentials, positive regional differences between refined fuel prices in our primary marketing region (PADD II, Group 3) and those of the NYMEX, known as basis, also contributed to the dramatic increase in our consumed crack spread in the year ended December 31, 2005 as compared to 2004. The average distillate basis for the year ended December 31, 2005 increased $1.96 per barrel to $3.20 per barrel as compared to $1.24 per barrel for the comparable period of 2004. The average gasoline basis for the year ended December 31, 2005 as compared to the year ended December 31, 2004 was essentially flat at a negative basis of $0.53 per barrel as compared to a negative basis of $0.52 per barrel in 2004.

Under our FIFO accounting method, changes in crude oil prices can cause significant fluctuations in the inventory valuation of our crude oil, work in process and finished goods, thereby resulting in FIFO inventory gains when crude oil prices increase and FIFO inventory losses when crude oil prices decrease. For the year ended December 31, 2005, we reported FIFO inventory gains of $18.6 million compared to FIFO inventory gains of $9.2 million for the comparable period of 2004.

In contrast to the positive effects of rising crude oil prices related to FIFO inventory gains, the 37% increase in crude oil prices at December 31, 2005 as compared to December 31, 2004 pushed the losses on by-product sales (primarily pet coke, slurry and propane) from $114.8 million in 2004 to $156.4 million in 2005. In general, the selling prices of by-products do not react in a correlative manner to changes in crude prices. Therefore, higher crude price environments result in a widening of losses on by-product sales.

Manufacturing Expenses Excluding Depreciation and Amortization.  Petroleum manufacturing expenses excluding depreciation and amortization increased by $21.8 million to $111.5 million, or 24%, for the year ended December 31, 2005 as compared to manufacturing expenses of $89.7 million in 2004. On a per barrel of crude throughput basis, manufacturing expenses excluding depreciation and amortization per barrel of crude throughput for 2005 increased to $3.35 per barrel as compared to $2.70 per barrel for 2004. This increase was the result of increases in expenses associated with direct labor, incentive bonuses, environmental compliance, repairs and maintenance, chemicals, natural gas and outside services.

Depreciation and Amortization Included in Gross Profit.  Petroleum depreciation and amortization included in gross profit increased by $14.5 million to $16.3 million in the year ended December 31, 2005 as compared to the year ended December 31, 2004. The increase was primarily the result of the step-up in our property, plant and equipment for the Subsequent Acquisition. See “— Factors Affecting Comparability.”

Operating Income.  Petroleum operating income increased $114.9 million, or 136%, to $199.7 million in the year ended December 31, 2005 from $84.8 million in the year ended December 31, 2004. This increase was due to the factors discussed above, and particularly driven by favorable market conditions in the domestic refining industry.

Year Ended December 31, 2004 (Non-GAAP combined) Compared to Year Ended December 31, 2003.

Net Sales.  Petroleum net sales increased $471.1 million, or 41%, to $1,632.4 million in the year ended December 31, 2004 from $1,161.3 million in the year ended December 31, 2003. This revenue increase was attributable to increased production volumes and higher refined product prices, which reacted favorably to the increase in global crude oil prices over the period. The higher prices resulted in additional net sales of $365.1 million in 2004 as compared to 2003. In 2004, crude oil throughput increased by an average of 5,286 bpd, or 6%, as compared to 2003. The higher crude throughput experienced in 2004 as compared to 2003 was directly attributable to Farmland’s inability, because of its impending reorganization, to purchase optimum crude oil blends necessary to operate the refinery at 2004 levels in 2003. During 2004, our petroleum business experienced increases in gasoline and distillate prices of 31% and 37%, respectively, as compared to the same period in 2003.

Gross Margin Excluding Manufacturing Expenses.  Petroleum gross margin excluding manufacturing expenses increased by $67.4 million, or 56%, to $188.7 million in the year ended December 31, 2004 from $121.3 million in the year ended December 31, 2003. This increase was attributable to strong differentials between refined products prices and crude oil prices as exemplified in the average NYMEX crack spread of $7.43 per barrel for the year ended December 31, 2004 as compared to $5.53 per barrel in the comparable period of 2003. Increased discount for heavy crude oils demonstrated by the $4.62, or 68%, increase in the spread between the WTI price, which is a market indicator for the price of light sweet crude, and the Maya price, which is a market indicator for the price of heavy crude, in the year ended December 31, 2004 as compared to the same period in 2003 also contributed to the increase in gross margin over the comparable periods. Diluting the positive impact of the widening of the NYMEX crack spread and the increased crude differentials was the negative impact of gasoline prices in our primary marketing area (PADD II, Group 3) in comparison to gasoline prices on the NYMEX, known as basis. The average gasoline basis for the year ended December 31, 2004 decreased $1.14 per barrel to a negative basis of $0.52 per barrel as compared to $0.62 per barrel for 2003. The average distillate basis for the year ended December 31, 2004 was $1.24 per barrel compared to $1.11 per barrel in 2003. In 2004 we also benefited from increased refined fuels production volume compared to the comparable period of 2003 of 3,931 barrels per day.

Our gross margin excluding manufacturing expenses for the year ended December 31, 2004 improved as a result of the termination of a single customer product marketing agreement in November 2003. During 2003 Farmland was party to a marketing agreement that required it to sell all refined products to a single customer at a fixed differential to an index price. Subsequent to the conclusion of the contract, we have expanded our customer base and increased the realized differential to that index. In addition, we have been able to supply value added fuels such as boutique blends for the Kansas City and Denver markets that trade at a premium price to regular unleaded gasoline.

Manufacturing Expenses Excluding Depreciation and Amortization.  Petroleum manufacturing expenses excluding depreciation and amortization increased by $9.6 million, or 12%, to $89.7 million in 2004 from $80.1 million in the corresponding period of 2003, primarily due to higher energy costs. Manufacturing expenses per barrel for the year ended December 31, 2004 increased by $0.13 per barrel compared to manufacturing expenses per barrel of $2.57 in 2003.

Depreciation and Amortization Included in Gross Profit.  Petroleum depreciation and amortization included in gross profit decreased by $0.3 million to $1.8 million in the year ended December 31, 2004 as compared to the year ended December 31, 2003. The decrease was primarily the result of the petroleum assets’ useful lives being reset to longer periods in the Initial Acquisition as compared to the prior period based on management’s assessment of the condition of the petroleum assets acquired, offset by the impact of the step-up in value of the acquired assets in the Initial Acquisition.

Operating Income.  Petroleum operating income increased $63.3 million, or 294%, to $84.8 million in the year ended December 31, 2004 from $21.5 million in the year ended December 31, 2003. This increase was due to the factors discussed above, and was particularly driven by favorable market conditions in the domestic refining industry.

Nitrogen Fertilizer Business Results of Operations

		Original
		Predecessor	Immediate	Immediate
		and Immediate	Predecessor	Predecessor
		Predecessor	and Successor	and Successor
	Original	Combined	Combined	Combined
	Predecessor	(non-GAAP)	(non-GAAP)	(non-GAAP)	Successor
Nitrogen Fertilizer	Year Ended December 31,			Six Months Ended June 30,
Business Financial Results	2003	2004	2005	2005	2006
	(in millions)

Net sales	$100.9	$112.9	$173.0	$82.5	$95.6
Cost of goods sold	76.1	77.7	89.7	41.0	52.7
Gross profit	24.8	35.2	83.3	41.5	42.9
Operating income (loss)	7.8	26.4	71.0	35.0	37.1
Reconciliation of Gross margin excluding manufacturing expenses to Gross profit:
Gross margin excluding manufacturing expenses	84.4	94.6	146.6	70.0	79.6
Less:
Manufacturing expenses excluding depreciation and amortization	58.4	58.4	54.6	27.9	28.3
Depreciation and amortization included in gross profit	1.2	1.0	8.7	0.6	8.4

Gross profit	$24.8	$35.2	$83.3	$41.5	$42.9

	Year Ended			Six Months
	December 31,			Ended June 30,
Market Indicators	2003	2004	2005	2005	2006

Natural gas (dollars per million Btu)	$5.49	$6.18	$9.01	$6.73	$7.24
Ammonia — southern plains (dollars per ton)	274	297	355	318	386
UAN — corn belt (dollars per ton)	143	171	211	205	207

		Original
		Predecessor	Immediate	Immediate
		and Immediate	Predecessor	Predecessor
	Original	Predecessor	and Successor	and Successor
	Predecessor	Combined	Combined	Combined	Successor
	Year Ended December 31,			Six Months Ended June 30,
Company Operating Statistics	2003	2004	2005	2005	2006

Production (thousand tons):
Ammonia	335.7	309.2	413.2	201.6	205.6
UAN	510.6	532.6	663.3	322.2	328.3

Total	846.3	841.8	1,076.5	523.8	533.9
Sales (thousand tons)(1):
Ammonia	134.8	103.9	141.8	71.0	66.3
UAN	528.9	541.6	646.5	317.6	339.3

Total	663.7	645.5	788.3	388.6	405.6
Product pricing (plant gate) (dollars per ton)(1):
Ammonia	$235	$266	$324	$296	376
UAN	107	136	173	170	181
On-stream factor(2):
Gasification	90.1%	92.4%	98.1%	97.5%	97.3%
Ammonia	89.6%	79.9%	96.7%	95.2%	94.7%
UAN	81.6%	83.3%	94.3%	93.2%	93.8%
Capacity utilization:
Ammonia(3)	83.6%	76.8%	102.9%	101.3%	103.2%
UAN(4)	93.3%	97.0%	121.2%	118.7%	120.9%
Reconciliation to net sales (dollars in thousands):
Freight in revenue	$12,535	$11,429	$15,010	$7,396	$9,441
Sales net plant gate	88,373	101,439	157,989	75,110	86,191

Total net sales	100,908	112,868	172,999	82,506	95,632

(1)	Plant gate sales per ton represents net sales less freight revenue divided by sales tons. Plant gate pricing per ton is shown in order to provide industry comparability.

(2)	On-stream factor is the total number of hours operated divided by the total number of hours in the reporting period.

(3)	Based on nameplate capacity of 1,100 tons per day.

(4)	Based on nameplate capacity of 1,500 tons per day.

Six Months Ended June 30, 2006 Compared to Six Months Ended June 30, 2005 (Non-GAAP Combined).

Net Sales.  Nitrogen fertilizer net sales increased $13.1 million, or 16%, to $95.6 million for the six months ended June 30, 2006 as compared to net sales of $82.5 million for the six months ended June 30, 2005. This increase was the result of increases in overall sales volumes and selling prices of our fertilizer products as compared to the six months ended June 30, 2005.

In regard to product sales volumes for the six months ended June 30, 2006, our nitrogen operations experienced a slight decrease of 7% in ammonia sales unit volumes (4,784 tons) and an increase of 7% in UAN sales unit volumes (21,673 tons), resulting in an overall increase in sales volumes of 4% (16,888 tons) as compared to the six months ended June 30, 2005. The decrease in ammonia sales volumes over the comparable periods was the result of drought conditions in parts of Texas, Oklahoma and Kansas, which reduced overall demand. The improvement in UAN sales during the comparable periods was due to increased production for the six months ending June 30, 2006 of 6,117 tons as compared to the six months ending June 30, 2005 and increased market penetration by our fertilizer marketing group. On-stream factors (total number of hours operated divided by total hours in the reporting period) for all units of our nitrogen operations (gasifier, ammonia plant and UAN plant) were essentially flat during the comparable periods despite various brief disruptions during both comparable periods. It is typical to experience brief outages in complex manufacturing operations such as our nitrogen fertilizer plant which result in less than one hundred percent on-stream availability for one or more specific units.

Plant gate prices are prices FOB the delivery point less any freight cost we absorb to deliver the product. We believe plant gate price is meaningful because we sell products both FOB our plant gate (sold plant) and FOB the customer’s designated delivery site (sold delivered) and the percentage of sold plant versus sold delivered can change month to month or year to year. The plant gate price provides a measure that is consistently comparable period to period. Plant gate prices for the six months ended June 30, 2006 for both ammonia and UAN were greater than the comparable period of 2005 by 27% and 7%, respectively. These strong price comparisons were the result of prepay contracts executed during the period of relatively high natural gas prices that resulted from the impact of hurricanes Katrina and Rita on an already tight natural gas market.

The demand for fertilizer is affected by the aggregate crop planting decisions and fertilizer application rate decisions of individual farmers. Individual farmers make planting decisions based largely on the prospective profitability of a harvest, while the specific varieties and amounts of fertilizer they apply depend on factors like crop prices, their current liquidity, soil conditions, weather patterns and the types of crops planted.

Manufacturing Expenses Excluding Depreciation and Amortization.  Nitrogen fertilizer manufacturing expenses excluding depreciation and amortization for the six months ended June 30, 2006 increased to $28.3 million, or 1%, as compared to $27.9 million for the six months ended June 30, 2005. This increase was primarily the result of increases in outside services, electricity and insurance partially offset by reductions in repairs and maintenance expense and catalyst expense.

Depreciation and Amortization Included in Gross Profit.  Nitrogen fertilizer depreciation and amortization included in gross profit increased by $7.8 million to $8.4 million for the six months ended June 30, 2006 as compared to the six months ended June 30, 2005. This increase was primarily the result of the step-up in property, plant and equipment for the Subsequent Acquisition. See “— Factors Affecting Comparability.”

Operating Income.  Nitrogen fertilizer operating income increased $2.1 million, or 6%, to $37.1 million in the six months ended June 30, 2006 from $35.0 million for the six months ended June 30, 2005. This increase was due to the factors discussed above.

Year Ended December 31, 2005 (Non-GAAP Combined) Compared to Year Ended December 31, 2004 (Non-GAAP Combined).

Net Sales.  Nitrogen fertilizer net sales increased $60.1 million, or 53%, to $173.0 million for the year ended December 31, 2005 as compared to net sales of $112.9 million for the year ended December 31, 2004. This increase was the result of increases in both sales volumes and selling prices of ammonia and UAN as compared to 2004.

In regard to product sales volumes for the year, nitrogen fertilizer experienced an increase of 36% in ammonia sales unit volumes (37,949 tons) and an increase of 19% in UAN sales unit volumes (104,982 tons) as compared to 2004. The increases in both ammonia and UAN sales were due to improved on-stream factors for all units of the nitrogen operations (gasifier, ammonia plant and UAN plant) in 2005 as compared to 2004. On-stream factors in 2004 were negatively impacted during September 2004 by additional downtime from a scheduled turnaround, which resulted from delay in start-up associated with projects completed during the turnaround and outages in the ammonia plant to repair a damaged heat exchanger.

Plant gate prices are prices FOB the delivery point less any freight cost we absorb to deliver the product. We believe plant gate price is meaningful because we sell products both FOB our plant gate (sold plant) and FOB the customers designated delivery site (sold delivered) and the percentage of sold plant as compared to sold delivered can change month to month or year to year. The plant gate price provides a measure that is consistently comparable period to period. Plant gate prices in 2005 for ammonia and UAN were greater than 2004 by 22% and 27%, respectively. These prices reflected the strong market conditions in the nitrogen fertilizer business as reflected in relatively high natural gas prices during 2005.

The demand for fertilizer is affected by the aggregate crop planting decisions and fertilizer application rate decisions of individual farmers. Individual farmers make planting decisions based largely on the prospective profitability of a harvest, while the specific varieties and amounts of fertilizer they apply depend on factors like their current liquidity, soil conditions, weather patterns and the types of crops planted.

Manufacturing Expenses Excluding Depreciation and Amortization.  Nitrogen fertilizer manufacturing expenses excluding depreciation and amortization in 2005 decreased to $54.6 million, or 6%, as compared to $58.4 million in 2004. This decrease was primarily the result of the reduction in turnaround and catalyst expenses.

Depreciation and Amortization Included in Gross Profit.  Nitrogen fertilizer depreciation and amortization included in gross profit increased by $7.7 million to $8.7 million in the year ended December 31, 2005 as compared to the year ended December 31, 2004. This increase was primarily the result of the step-up in property, plant and equipment for the Subsequent Acquisition. See “— Factors Affecting Comparability.”

Operating Income.  Nitrogen fertilizer operating income increased $44.6 million, or 169%, to $71.0 million in the year ended December 31, 2005 from $26.4 million in the year ended December 31, 2004. This increase was due to the factors discussed above, and particularly driven by historically high natural gas prices during 2005.

Year Ended December 31, 2004 (Non-GAAP Combined) Compared to Year Ended December 31, 2003.

Net Sales.  Nitrogen fertilizer net sales increased $12.0 million, or 12%, to $112.9 million in 2004 from $100.9 million in 2003. This revenue increase was entirely attributable to increased nitrogen fertilizer prices, which more than offset a slight decline in total production volume due to a planned turnaround in August 2004. For 2004, southern plains ammonia and corn belt UAN prices increased 8% and 20%, respectively, as compared to the comparable period in 2003. In addition, due to our direct marketing efforts, our actual plant gate prices, relative to the market indices presented above improved substantially. Plant gate prices for the year ended December 31, 2004 for ammonia and UAN were greater than the comparable period in 2003 by 13% and 27%, respectively. Plant gate prices are prices FOB the delivery point less any freight cost we absorb to deliver the product. We believe the plant gate price is meaningful because we sell products both FOB our plant gate (sold plant) and FOB the customer’s designated delivery site (sold delivered) and the percentage of sold plant versus sold delivered can change month to month or year to year. The plant gate price provides a measure that is consistently comparable period to period. The improvement in plant gate price relative to the market index was the result of eliminating the reseller discount offered under the terms of our prior marketing agreement and maximizing shipments to customers that were more freight logical to our facility.

Manufacturing Expenses Excluding Depreciation and Amortization.  Nitrogen fertilizer manufacturing expenses excluding depreciation and amortization were unchanged at $58.4 million during the year ended December 31, 2004 and during the year ended December 31, 2003.

Depreciation and Amortization Included in Gross Profit.  Nitrogen fertilizer depreciation and amortization included in gross profit decreased by $0.2 million, or 17%, to $1.0 million in 2004 from $1.2 million in 2003. This decrease was principally due to the nitrogen fertilizer assets’ useful lives being reset to longer periods in the Initial Acquisition compared to the prior period based on management’s assessment of the condition of the nitrogen fertilizer assets acquired offset by the impact of the step-up in value of the acquired nitrogen fertilizer assets in the Initial Acquisition.

Operating Income.  Nitrogen fertilizer operating income increased $18.6 million, or 238%, to $26.4 million in 2004 from $7.8 million in 2003. This increase was due to continued strong market conditions in the domestic nitrogen fertilizer industry described above. For the 304 day period ended December 31, 2004 the nitrogen fertilizer business was charged $4.3 million for pet coke transferred from our refinery. During the Original Predecessor period, pet coke was transferred at zero value.

Consolidated Results of Operations

Six Months Ended June 30, 2006 Compared to Six Months Ended June 30, 2005 (Non-GAAP Combined).

Net Sales.  Consolidated net sales increased $520.2 million, or 50%, to $1,550.6 million in the six months ended June 30, 2006 from $1,030.4 million for the six months ended June 30, 2005. This increase was primarily due to an increase in petroleum net sales of $507.3 million, as described above, and an increase in nitrogen fertilizer net sales of $13.1 million, as described above.

Gross Margin Excluding Manufacturing Expenses.  Consolidated gross margin excluding manufacturing expenses increased by $147.0 million, or 72%, to $351.5 million for the six months ended June 30, 2006 from $204.5 million for the six months ended June 30, 2005. This increase was primarily due to an increase in petroleum gross margin excluding manufacturing expenses of $137.0 million, as described above.

Manufacturing Expenses Excluding Depreciation and Amortization.  Consolidated manufacturing expenses excluding depreciation and amortization increased by $7.4 million, or 9%, to $92.1 million for the six months ended June 30, 2006 from $84.7 million for the six months ended June 30, 2005. This increase was due to an increase in petroleum manufacturing expenses of $6.3 million and nitrogen fertilizer manufacturing expenses of $0.4 million.

Depreciation and Amortization Included in Gross Profit.  Consolidated depreciation and amortization included in gross profit increased by $22.0 million to $23.9 million for the six months ended June 30, 2006 from $1.9 million for the six months ended June 30, 2005. This increase was due to an increase in petroleum depreciation and amortization of $14.2 million and in nitrogen fertilizer depreciation and amortization of $7.8 million.

Operating Income.  Consolidated operating income increased by $116.2 million, or 118%, to $214.9 million for the six months ended June 30, 2006 from $98.7 million for the six months ended June 30, 2005. Petroleum operating income increased $114.6 million and nitrogen fertilizer operating income increased by $2.1 million.

Selling, General and Administrative Expenses.  Consolidated selling, general and administrative expenses increased $1.4 million, or 7%, to $20.6 million for the six months ended June 30, 2006 from $19.2 million for the six months ended June 30, 2005. Consolidated selling, general and administrative expenses for the six months ended June 30, 2005 were negatively impacted by certain expenses associated with $3.3 million of unearned compensation related to the management equity of Immediate Predecessor in relation to the Subsequent Acquisition. Adjusting for this expense, consolidated selling, general and administrative expenses increased $4.6 million for the six months ended June 30, 2006 as compared to the six months ended June 30, 2005. This variance was primarily the result of increases in insurance costs associated with Successor’s $1.25 billion property insurance limit requirement, letter of credit fees due under our $150.0 million funded letter of credit facility utilized as collateral for the Cash Flow Swap which was not in place in the prior period, management fees, deferred compensation, office expenses and outside services.

Interest Expense.  We reported consolidated interest expense for the six months ended June 30, 2006 of $22.3 million as compared to interest expense of $8.8 million for the six months ended June 30, 2005. This 153% increase for the six months ended June 30, 2006 as compared to the six months ended June 30, 2005 was the direct result of increased borrowings associated with our current borrowing facility completed in association with the Subsequent Acquisition (see “— Liquidity and Capital Resources — Debt”) and an increase in the actual rate of our borrowings due to increases both in index rates (LIBOR and prime rate) and applicable margins. The comparability of interest expense during the comparable periods has been impacted by the differing capital structures of Successor and Immediate Predecessor periods. See “— Factors Affecting Comparability.”

Interest Income.  Interest income increased $1.2 million, or 240%, from $0.5 million in the six months ended June 30, 2005 to $1.7 million in the six months ended June 30, 2006 due to larger cash balances and higher yields on invested cash.

Gain (loss) on Derivatives.  For the six months ended June 30, 2006, we reported $126.5 million in losses on derivatives. This compares to a $159.5 million loss on derivatives during the comparable period of 2005. This decrease in losses on derivatives was primarily attributable to our Cash Flow Swap and the accounting treatment for all of our derivative transactions. We determined that the Cash Flow Swap and our other derivative instruments do not qualify as hedges for hedge accounting purposes under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The $159.5 million loss on derivatives during the six months ended June 30, 2005 is inclusive of the expensing of a $25.0 million option entered into by Successor for the purpose of hedging certain levels of refined product margins. At closing of the Subsequent Acquisition, we determined that this option was not economical and we allowed the option to expire worthless which resulted in the expensing of the associated premium in the six months ended June 30, 2005. See “— Quantitative and Qualitative Disclosures About Market Risk — Commodity Price Risk.”

Extinguishment of Debt.  On June 24, 2005 and in connection with the acquisition of Immediate Predecessor by Coffeyville Acquisition LLC (see “— Factors Affecting Comparability”), we raised $800.0 million in long-term debt commitments under both the First Lien Credit Facility and Second Lien Credit Facility. See “— Liquidity and Capital Resources — Debt.” As a result of the retirement of Immediate Predecessor’s outstanding indebtedness consisting of $150.0 million term loan and revolving credit facilities, we recognized $8.1 million as a loss on extinguishment of debt in 2005. There was no similar expense in 2006.

Other Income (Expense).  For the six months ended June 30, 2006, other income (expense) increased $1.0 million to $0.2 million from a loss of $0.8 million for the comparable period of 2005. This change was primarily the result of asbestos related accruals, which resulted in other expense during the six months ending June 30, 2005.

Provision for Income Taxes.  Income tax expense for the six months ended June 30, 2006 was $25.7 million, or 38.1% of earnings before income taxes, as compared to a tax benefit of $20.0 million for the six months ended June 30, 2005. The effective tax rate for 2005 was impacted by a realized loss on option agreements that expired unexercised. Coffeyville Acquisition LLC was party to these agreements and the loss was incurred at that level which we effectively treated as a permanent non-deductible loss.

Net Income.  For the six months ended June 30, 2006, net income increased $99.6 million to $41.8 million as compared to a net loss of $57.8 million in the six months ended June 30, 2005, primarily due to improved margins as noted above.

Year Ended December 31, 2005 (Non-GAAP Combined) Compared to Year Ended December 31, 2004 (Non-GAAP Combined).

Net Sales.  Consolidated net sales increased $694 million, or 40%, to $2,435.0 million in the year ended December 31, 2005 from $1,741.0 million for the year ended December 31, 2004. This increase was primarily due to an increase in petroleum net sales of $634.8 million, as described above, and an increase in nitrogen fertilizer net sales of $60.1 million, as described above.

Gross Margin Excluding Manufacturing Expenses.  Consolidated gross margin excluding manufacturing expenses increased by $224.4 million, or 79%, to $507.7 million for the year ended December 31, 2005 from $283.3 million for the year ended December 31, 2004. This increase was primarily due to an increase in petroleum gross margin excluding manufacturing expenses of $163.3 million, as described above, and an increase in nitrogen fertilizer margin excluding manufacturing expenses of $52.0 million due to increased net sales, as described above.

Manufacturing Expenses Excluding Depreciation and Amortization.  Consolidated manufacturing expenses excluding depreciation and amortization increased by $27.1 million, or 18%, to $175.2 million for the year ended December 31, 2005 from $148.1 million for the year ended December 31, 2004. This increase was due to an increase in petroleum manufacturing expenses of $21.8 million, offset by a decrease in nitrogen fertilizer manufacturing expenses of $3.8 million.

Depreciation and Amortization Included in Gross Profit.  Consolidated depreciation and amortization included in gross profit increased by $22.0 million, or 786%, to $24.8 million for the year ended December 31, 2005 from $2.8 million for the year ended December 31, 2004. This increase was due to an increase in petroleum depreciation and amortization of $14.5 million and in nitrogen fertilizer depreciation and amortization of $7.7 million.

Operating Income.  Consolidated operating income increased by $159.6 million, or 144%, to $270.8 million for the year ended December 31, 2005 from $111.2 million for the year ended December 31, 2004. Petroleum operating income increased $114.9 million and nitrogen fertilizer operating income increased by $44.6 million.

Selling, General and Administrative Expenses.  Consolidated selling, general and administrative expenses increased $15.7 million, or 74.1%, to $36.9 million for the year ended December 31, 2005 from $21.2 million for the year ended December 31, 2004. This increase was primarily the result of increases in insurance costs associated with Successor’s $1.25 billion property insurance limit requirement, letter of credit fees due under our $150.0 million funded letter of credit facility utilized as collateral for the Cash Flow Swap which was not in place in the prior period, management fees, discretionary bonuses and the write-off of unearned compensation associated with the Subsequent Acquisition.

Interest Expense.  Consolidated interest expense for the year ended December 31, 2005 was $32.8 million as compared to interest expense of $10.1 million for the year ended December 31, 2004. This 225% increase for 2005 was the direct result of increased borrowings in 2005 associated with our current borrowing facility completed in association with the Subsequent Acquisition (See “— Liquidity and Capital Resources — Debt”) and an increase in the actual rate of our borrowings due to both increases in index rates (LIBOR and prime rate) and applicable margins. The comparability of 2005 and 2004 interest expense has been impacted by the differing capital structures of Successor, Immediate Predecessor and Original Predecessor. See “— Factors Affecting Comparability.”

Interest Income.  Interest income increased $1.3 million, or 650%, from $0.2 million in the year ended December 31, 2004 to $1.5 million in the year ended December 31, 2005, due to larger cash balances and higher yields on invested cash.

Gain (loss) on Derivatives.  For the year ended December 31, 2005, we reported $323.7 million in losses on derivatives. This compared to a $0.5 million gain on derivatives during 2004. This dramatic increase in losses on derivatives was primarily attributable to our Cash Flow Swap and the accounting treatment for all of our derivative transactions. We determined that the Cash Flow Swap and our other derivative instruments do not qualify as hedges for hedge accounting purposes under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. Therefore, the net income for the year ended December 31, 2005 included both the realized and the unrealized losses on all derivatives. Since the Cash Flow Swap had a significant term remaining as of December 31, 2005 (approximately four years) and the NYMEX crack spread that is the basis for the underlying swap contracts that comprised the Cash Flow Swap had improved substantially, the unrealized losses on the Cash Flow Swap increased significantly as of December 31, 2005. The impact of these unrealized losses on all derivatives, including the Cash Flow Swap, resulted in unrealized losses of $229.8 million for 2005. Realized losses on derivative transaction comprised the balance of the losses for 2005 or $93.9 million. See “— Quantitative and Qualitative Disclosures About Market Risk — Commodity Price Risk.”

Extinguishment of Debt.  On June 24, 2005 and in connection with the acquisition of Immediate Predecessor by Coffeyville Acquisition LLC (see “— Factors Affecting Comparability”), we raised $800.0 million in long-term debt commitments under the First Lien Credit Facility and the Second Lien Credit Facility. As a result of the retirement of Immediate Predecessor’s outstanding indebtedness consisting of $150.0 million term loan and revolving credit facilities, we recognized $8.1 million as a loss on extinguishment of debt in 2005. This compares to a loss on extinguishment of debt of $7.2 million for the year ended December 31, 2004. On May 10, 2004, we used proceeds from a $150.0 million term loan to pay off our then existing debt which was originally incurred on March 3, 2004. In connection with the extinguishment of debt, we recognized $7.2 million as a loss on extinguishment of debt in the 304 day period ended December 31, 2004.

Other Income (Expense).  For the year ended December 31, 2005, other income (expense) decreased $1.4 million to an expense of $1.3 million from income of $0.1 million in 2004. This decrease was primarily the result of asbestos related accruals in 2005.

Provision for Income Taxes.  Our income tax benefit in the year ended December 31, 2005 was $(26.9) million, or 28.7% of loss before income tax, as compared to $33.8 million in 2004. The effective tax rate for 2005 was impacted by a realized loss on option agreements that expired unexercised. Coffeyville Acquisition LLC was the party to these agreements and the loss was incurred at that level which we effectively treated as a permanent non-deductible loss, therefore generating a lower effective tax rate on the net loss for the year.

Net Income.  For the year ended December 31, 2005, net income decreased $127.7 million to a loss of $66.8 million as compared to net income of $60.9 million in 2004, primarily due to losses on derivatives offset by improved margins in the year ending December 31, 2005 as compared to 2004, as described above.

Year Ended December 31, 2004 (Non-GAAP Combined) Compared to Year Ended December 31, 2003.

Net Sales.  Consolidated net sales increased $478.8 million, or 38%, to $1,741 million in the year ended December 31, 2004 from $1,262.2 million for the year ended December 31, 2003. The increase was primarily due to an increase in petroleum net sales of $471.1 million, as described above, and an increase in nitrogen fertilizer net sales of $12.0 million, as described above.

Gross Margin Excluding Manufacturing Expenses.  Consolidated gross margin excluding manufacturing expenses increased by $77.6 million, or 38%, to $283.3 million for the year ended December 31, 2004 from $205.7 million for the year ended December 31, 2003. This increase was primarily due to an increase in petroleum gross margin excluding manufacturing expenses of $67.4 million, as described above.

Manufacturing Expenses Excluding Depreciation and Amortization.  Consolidated manufacturing expenses excluding depreciation and amortization increased by $9.6 million, or 7%, to $148.1 million for the year ended December 31, 2004 from $138.5 million for the year ended December 31, 2003. The increase was primarily due to an increase in petroleum manufacturing expenses of $9.7 million.

Depreciation and Amortization Included in Gross Profit.  Consolidated depreciation and amortization included in gross profit decreased by $0.5 million, or 15%, to $2.8 million for the year ended December 31, 2004 from $3.3 million for the year ended December 31, 2003. This decrease was due to a decrease in petroleum depreciation and amortization of $0.3 million and a decrease in nitrogen fertilizer depreciation and amortization of $0.2 million.

Operating Income.  Consolidated operating income increased by $81.8 million, or 278%, to $111.2 million for the year ended December 31, 2004 from $29.4 million for the year ended December 31, 2003. Petroleum operating income increased $63.3 million and nitrogen fertilizer operating income increased by $18.6 million.

Selling, General and Administrative Expenses, Reorganization Expenses and Interest Expense.  Consolidated selling, general and administrative expenses for the period from March 2, 2004 through December 31, 2004 were $16.6 million. These expenses represented the cost associated with corporate governance, legal expenses, treasury, accounting, marketing, human resources and maintaining corporate offices in New York and Kansas City. During the predecessor periods, Farmland allocated corporate overhead based on internal needs, which may not have been representative of the actual cost to operate the businesses. In addition, during the year ended December 31, 2003, Farmland incurred a number of charges related to its bankruptcy. As a result of the charges and issues related to allocations, a comparison of selling, general and administrative expenses for the year ended December 31, 2004 to the year ended December 31, 2003 is not meaningful.

Extinguishment of Debt.  On May 10, 2004, we used proceeds from a $150.0 million dollar term loan to pay off our then existing debt which was originally incurred on March 3, 2004. In connection with the extinguishment of debt, we recognized $7.2 million as a loss on extinguishment of debt in the 304 day period ended December 31, 2004.

Provision for Income Taxes.  Original Predecessor was not a separate legal entity, and its operating results were included with the operating results of Farmland and its subsidiaries in filing consolidated federal and state income tax returns. Farmland did not allocate income taxes to its divisions. As a result, Original Predecessor periods do not reflect any provision for income taxes.

Net Income.  Net income increased $33.0 million in 2004 to $60.9 million from $27.9 million for the comparable period in 2003. This increase was due to both the change in ownership and improved results in both the petroleum business and the nitrogen fertilizer business as discussed in greater detail for each business above.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with GAAP. In order to apply these principles, management must make judgments, assumptions and estimates based on the best available information at the time. Actual results may differ based on the accuracy of the information utilized and subsequent events. Our accounting policies are described in the Notes to our audited Financial Statements included elsewhere in this prospectus. Our critical accounting policies, which are described below, could materially affect the amounts recorded in our financial statements.

Impairment of Long-Lived Assets

During 2001, Farmland accounted for long-lived assets in accordance with SFAS No. 121, Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of.  SFAS No. 121 was superseded by SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which was adopted by Farmland effective January 1, 2002.

In accordance with both SFAS No. 144 and SFAS No. 121, Farmland reviewed its long-lived assets for impairment whenever events or changes in circumstances indicated that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeded its estimated future undiscounted net cash flows, an impairment charge was recognized by the amount by which the carrying amount of the assets exceeded the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying value or fair value less cost to sell, and are no longer depreciated.

In its Plan of Reorganization, Farmland stated, among other things, its intent to dispose of its petroleum and nitrogen fertilizer assets. Despite this stated intent, these assets were not classified as held for sale under SFAS 144 until October 7, 2003 because, ultimately, any disposition must be approved by the bankruptcy court and the bankruptcy court did not approve such disposition until that date. Since Farmland determined that it was more likely than not that its assets would be disposed of, those assets were tested for impairment in 2002 pursuant to SFAS 144, using projected undiscounted net cash flows. Based on Farmland’s best assumptions regarding the use and eventual disposition of those assets, primarily from indications of value received from potential bidders in the bankruptcy sales process, the assets were determined to exceed the fair value expected to be received on disposition by approximately $375.1 million. Accordingly, an impairment charge was recognized for that amount in 2002. The ultimate proceeds from disposition of these assets were decided in a bidding and auction process conducted in the bankruptcy proceedings. In 2003, as a result of receiving a bid from Coffeyville Resources, LLC, Farmland revised its estimate of the amount to be generated from the disposition of these assets and an additional impairment charge of $9.6 million was taken in the year ended December 31, 2003.

As of June 30, 2006, net property, plant and equipment totaled $834.6 million. To the extent events or circumstances change indicating the carrying amounts of our assets may not be recoverable, we could experience asset impairments in the future.

Derivative Instruments and Fair Value of Financial Instruments

We use futures contracts, options, and forward contracts primarily to reduce exposure to changes in crude oil prices, finished goods product prices and interest rates to provide economic hedges of inventory positions and anticipated interest payments on long term-debt. Although management considers these derivatives economic hedges, the Cash Flow Swap and our other derivative instruments do not qualify as hedges for hedge accounting purposes under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and accordingly are recorded at fair value in the balance sheet. Changes in the fair value of these derivative instruments are recorded into earnings as a component of other income (expense) in the period of change. The estimated fair values of forward and swap contracts are based on quoted market prices and assumptions for the estimated forward yield curves of related commodities in periods when quoted market prices are unavailable. Our petroleum business recorded net losses from derivative instruments of $323.7 million and $126.4 million in other income (expense) for the fiscal year ended December 31, 2005 and the six months ended June 30, 2006.

As of June 30, 2006, a $1.00 change in quoted prices for the crack spreads utilized in the Cash Flow Swap would result in a $77.2 million change to the fair value of derivative commodity position and the same change to net income.

Environmental Expenditures

Liabilities related to future remediation of contaminated properties are recognized when the related costs are considered probable and can be reasonably estimated. Estimates of these costs are based upon currently available facts, existing technology, site-specific costs, and currently enacted laws and regulations. In reporting environmental liabilities, no offset is made for potential recoveries. All liabilities are monitored and adjusted as new facts or changes in law or technology occur. Environmental expenditures are capitalized when such costs provide future economic benefits. Changes in laws, regulations or assumptions used in estimating these costs could have a material impact to our financial statements. The amount recorded for environmental obligations at June 30, 2006 totaled $7.4 million, including $1.3 million included in current liabilities.

Share-Based Compensation

We account for share-based compensation in accordance with Statement of Financial Accounting Standards (SFAS) No. 123(R), Share-Based Payments. SFAS 123(R) requires that compensation costs relating to share-based payment transactions be recognized in a company’s financial statements. SFAS 123(R) applies to transactions in which an entity exchanges its equity instruments for goods or services and also may apply to liabilities an entity incurs for goods or services that are based on the fair value of those equity instruments.

In accordance with SFAS 123(R), we apply a fair-value-based measurement method in accounting for share-based override units and phantom points. See “Management — Employment Agreements, Separation and Consulting Agreement and Other Arrangements.” This measurement method, which uses binomial modeling, is based upon significant assumptions related to (1) volatility, (2) projected undiscounted future cash flows, (3) discount rate and (4) marketability and minority discounts.

Override units are equity classified awards measured using the grant date fair value with compensation expense recognized over the respective vesting period. Phantom points are liability classified awards marked to market based on their fair value at the end of each reporting period with compensation expense recognized over the respective vesting period.

There is considerable judgment in the determination of the significant assumptions used in determining the fair value for our share based compensation. Changes in these assumptions could result in material changes in the amounts recognized as compensation expense in our consolidated financial statements. For example, if we increased volatility or projected undiscounted future cash flows, or decreased the discount rate or marketability and minority discounts, the measurement date fair value of the override units and the phantom points could materially increase, which could materially increase the amount of compensation expense recognized in our consolidated financial statements.

Purchase Price Accounting and Allocation

The Initial Acquisition and the Subsequent Acquisition described in note 1 to our audited consolidated financial statements included elsewhere in this prospectus have been accounted for using the purchase method of accounting as of March 3, 2004 and June 24, 2005, respectively. The allocations of the purchase prices to the net assets acquired have been performed in accordance with SFAS No. 141, Business Combinations. In connection with the allocations of the purchase prices, management used estimates and assumptions to determine the fair value of the assets acquired and liabilities assumed. Changes in these assumptions and estimates such as discount rates and future cash flows used in the appraisal process could have a material impact on how the purchase prices were allocated at the dates of acquisition.

Income Taxes

Income tax expense is estimated based on the projected effective tax rate based upon future tax return filings. The amounts anticipated to be reported in those filings may change between the time the financial statements are prepared and the time the tax returns are filed. Further, because tax filings are subject to review by taxing authorities, there is also the risk that a position on a tax return may be challenged by a taxing authority. If the taxing authority is successful in asserting a position different than that taken by us, differences in a tax expense or between current and deferred tax items may arise in future periods. Any of these differences which could have a material impact on our financial statements would be reflected in the financial statements when management considers them probable of occurring and the amount reasonably estimatable.

Valuation allowances reduce deferred tax assets to an amount that will more likely than not be realized. Management’s estimates of the realization of deferred tax assets is based on the information available at the time the financial statements are prepared and may include estimates of future income and other assumptions that are inherently uncertain. No valuation allowance is currently recorded, as we expect to realize our deferred tax assets.

Liquidity and Capital Resources

Our principal sources of liquidity are from cash and cash equivalents, cash from operations and borrowings under Coffeyville Resources, LLC’s senior secured credit facilities.

Cash Balance and Other Liquidity

As of June 30, 2006, we had cash, cash equivalents and short-term investments of $127.9 million. We believe our June 30, 2006 cash levels, together with the availability of borrowings under our revolving loan facilities and the proceeds we receive from this offering, will be adequate to fund our cash requirements based on our current level of operations for at least the next twelve months. As of June 30, 2006, we had available up to $55.2 million under our revolving loan facilities, which are discussed in more detail below.

Debt

On June 24, 2005 and in conjunction with the Subsequent Acquisition, we completed a recapitalization of Successor with a new First Lien Credit Facility and a new Second Lien Credit Facility. The First Lien Credit Facility was for an aggregate commitment not to exceed $525.0 million and the Second Lien Credit Facility consisted of a $275.0 million term loan. The First Lien Credit Facility consisted of $225.0 million of tranche B term loans; $50.0 million of delayed draw term loans; a $100.0 million revolving loan facility; and a $150.0 million funded letter of credit facility issued in support of the Cash Flow Swap. The primary borrower under the First Lien Credit Facility is our subsidiary, Coffeyville Resources, LLC. The First Lien Credit Facility matures on June 23, 2012, is guaranteed by all of our subsidiaries and is secured by substantially all of their assets including equity of our subsidiaries on a first lien priority basis.

The tranche B term loan, initially $225 million, is subject to quarterly principal amortization payments of 0.25% of the outstanding balance commencing on October 1, 2005 and increasing to 23.5% of the outstanding principal balance on October 1, 2011, with a final payment of the aggregate outstanding balance on June 23, 2012.

The delayed draw term loans of $50.0 million are available for drawing through December 2006. We obtained the delayed draw term loan commitment to fund a portion of the capital requirements for two specific petroleum business capital projects: the continuous catalytic reformer and the fluidized catalytic cracking unit. As of June 24, 2005, the estimated cost to complete these projects was approximately $140.0 million with the difference between the delayed draw term commitment and the estimated project costs being funded by incremental equity contributions to Successor or other cash from operations under certain conditions. The delayed draw term loan is subject to quarterly principal amortization payments of 0.25% of the outstanding balance commencing on the last date of the first quarter following the delayed draw term loan termination date or the date on which the delayed draw term loans have been fully funded through June 24, 2011. Thereafter, the delayed draw term loans are amortized in equal quarterly installments until June 24, 2012. As of June 30, 2006, we have used $10.0 million of the delayed draw term loan.

The revolving loan facility of $100.0 million provides for direct cash borrowings for general corporate purposes and on a short-term basis. Letters of credit issued under the revolving loan facility are subject to a $50.0 million sub-limit. The revolving loan commitment matures on June 24, 2011. The borrower has an option to extend this maturity upon written notice to the lenders; however, the revolving loan maturity cannot be extended beyond the final maturity of the term loans, which is June 24, 2012. As of June 30, 2006, we had available $55.2 million under the revolving credit facility.

The $150.0 million funded letter of credit facility provides credit support for our obligations under the Cash Flow Swap. The funded letter of credit facility is fully cash collateralized by the funding by the lenders of cash into a credit linked deposit account. This account is held by the funded letter of credit issuing bank. Contingent upon the requirements of the Cash Flow Swap, the borrower has the ability to reduce the funded letter of credit at any time upon written notice to the lenders.

In addition to the First Lien Credit Facility, our subsidiary Coffeyville Resources, LLC also entered into the Second Lien Credit Facility on June 24, 2005 for $275.0 million. The Second Lien Credit Facility is guaranteed by all of our subsidiaries and is secured by substantially all of their assets including equity of our subsidiaries on a second lien priority basis. The Second Lien Credit Facility is not subject to scheduled principal amortization; however, the principal outstanding is due and payable upon final maturity on June 24, 2013.

The net proceeds from the tranche B term loan of $225.0 million, second lien term loans of $275.0 million, $12.6 million of revolving loan facilities and a $227.7 million equity contribution from Coffeyville Acquisition LLC were utilized to fund the following upon the closing of the Subsequent Acquisition:

•	$685.8 million for cash proceeds to Immediate Predecessor ($1,038.9 million of assets acquired less $353.1 million of liabilities assumed), including $12.6 million of legal, accounting, advisory, transaction and other expenses associated with the Subsequent Acquisition;

•	$49.6 million of other fees and expenses related to the Subsequent Acquisition; and

•	$4.9 million of cash to fund our operating accounts.

The First Lien Credit Facility was subsequently amended and restated on June 29, 2006 under substantially the same terms as the June 24, 2005 agreement. The tranche B term loans were refinanced into tranche C term loans. The primary reason for the amendment and restatement was to reduce the applicable margin spreads for borrowings on the first lien term loans and the funded letter of credit facility.

The amended and restated First Lien Credit Facility incorporated the following pricing by facility type:

•	Tranche C term loans and delayed draw term loans bear interest at either LIBOR plus 2.25%, or at the borrower’s election, the prime rate plus 1.25% (with step-downs to LIBOR plus 2.00% or the prime rate plus 1%, respectively, upon achievement of certain rating conditions).

•	Revolving loan facility borrowings bear interest at either LIBOR plus 2.50% or, at the borrower’s election, the prime rate plus 1.50% (with step-downs to LIBOR plus 2.25% or the prime rate plus 1.25%, respectively, and then to LIBOR plus 2.00% or the prime rate plus 1%, respectively, upon certain prepayments of the term loans and substantial completion of certain capital expenditure projects).

•	Letters of credit issued under the $50.0 million sub-limit available under the revolving loan facility are subject to a fee equal to the applicable margin on revolving LIBOR loans owing to all revolving lenders and a fronting fee of 0.25% owing to the issuing lender.

•	Funded letters of credit are subject to a fee equal to the applicable margin on term LIBOR loans owed to all funded letter of credit lenders and a fronting fee of 0.125% owing to the issuing lender. The borrower is also obligated to pay a fee of 0.10% to the administrative agent on a quarterly basis based on the average balance of funded letters of credit outstanding during the calculation period, for the maintenance of a credit-linked deposit account backstopping funded letters of credit.

In addition to the fees stated above, the amended and restated First Lien Credit Facility requires the borrower to pay 0.50% in commitment fees on the unused portion of the revolving loan facility and 1.00% in commitment fees on the unused portion of the delayed draw term loan commitment.

The Second Lien Credit Facility borrowings bear interest at LIBOR plus 6.75% or, at the borrower’s option, the prime rate plus 5.75%.

The First Lien Credit Facility is subject to mandatory prepayments and/or commitment reductions associated with asset sales, insurance or condemnation proceeds or debt issuances. In addition, the First Lien Credit Facility also requires prepayment of loans subject to excess cash flow provisions under the agreement.

Under the First Lien Credit Facility, in certain circumstances, the borrower is required to prepay all or part of the First Lien Credit Facility. In addition, the borrower may, at its option, elect to prepay all or part of the First Lien Credit Facility, subject to LIBOR breakage costs. This offering will not trigger a mandatory prepayment of the First Lien Credit Facility. Any voluntary prepayment or refinancing of the Second Lien Credit Facility is subject to a prepayment premium until June 24, 2008.

Both the First Lien Credit Facility and the Second Lien Facility contain customary covenants and events of default, including an event of default upon the occurrence of a change of control. Accordingly, these agreements impose significant operating and financial restrictions on our operations. These restrictions, among other things, limit incurrence of additional indebtedness, maintenance of certain commodity agreements, capital expenditures, creation of liens, payment of dividends, significant investments and sales of assets. These limitations are subject to critical exceptions and exclusions and are not designed to protect investors in our common stock.

In particular, the agreements require the borrower to maintain certain financial ratios as follows:

Second Lien
	First Lien Credit Facility		Credit Facility
	Minimum	Maximum	Maximum
	interest	leverage	leverage
Fiscal quarter ending	coverage ratio	ratio	ratio

June 30, 2006	2.25:1.00	5.00:1.00	5.25:1.00
September 30, 2006	2.25:1.00	5.00:1.00	5.25:1.00
December 31, 2006	2.25:1.00	5.00:1.00	5.25:1.00
March 31, 2007	2.25:1.00	4.75:1.00	5.00:1.00
June 30, 2007	2.50:1.00	4.50:1.00	4.75:1.00
September 30, 2007	2.75:1.00	4.25:1.00	4.75:1.00
December 31, 2007	3.00:1.00	3.50:1.00	4.00:1.00
March 31, 2008	3.25:1.00	3.50:1.00	4.00:1.00
June 30, 2008	3.25:1.00	3.25:1.00	3.75:1.00
September 30, 2008	3.25:1.00	3.00:1.00	3.50:1.00
December 31, 2008	3.25:1.00	2.75:1.00	3.25:1.00
March 31, 2009 and thereafter	3.50:1.00	2.50:1.00	3.00:1.00

The computation of these ratios is governed by the specific terms of the credit agreements and may not be comparable to other similarly titled measures computed for other purposes or by other companies.

In addition to the financial covenants summarized in the table above, the First Lien Credit Facility restricts the borrower’s capital expenditures to $230.0 million in 2006, $70.0 million in 2007 and $40.0 million in 2008 and each year thereafter. The capital expenditures are measured based on actual capital expenditures excluding the continuous catalytic reformer and fluidized catalytic crack unit projects and include a mechanism for carrying over the excess of any previous year’s capital expenditure limit. The continuous catalytic reformer and fluidized catalytic cracking unit projects are subject to their own specific capital expenditure limitation of $165.0 million.

The credit agreements are subject to an intercreditor agreement between the lenders of both credit agreements and the Cash Flow Swap provider, which deal with, among other things, priority of liens, payments and proceeds of sale of collateral.

At June 30, 2006, funded long-term debt, including current maturities, totaled $223.3 million of tranche C term loans, $10.0 million of delayed draw term loans and $275.0 million of second lien term loans. Other commitments included a $150.0 million funded letter of credit facility and a $100.0 million revolving credit facility. As of June 30, 2006, the commitments outstanding on the revolving loan facilities were $3.2 million in letters of credit issued in support of certain environmental obligations, $3.2 million in letters of credit to secure transportation services for a crude oil pipeline and a $38.5 million letter of credit issued in support of the purchase of crude oil.

We are required to measure our compliance with the financial ratios and other required metrics under the first and second lien credit agreements on a quarterly basis and we were in compliance with those ratios as of June 30, 2006. As of June 30, 2006, our minimum interest coverage ratio was 6.93:1 and our maximum leverage ratio was 1.39:1, in each case as such ratios are defined and calculated in the first and second lien credit agreements.

Capital Spending

We divide our capital spending needs into two categories, non-discretionary, which is either capitalized or expensed, and discretionary, which is capitalized. Non-discretionary capital spending, such as for planned turnarounds and other maintenance, is required to maintain safe and reliable operations or to comply with environmental, health and safety regulations. We estimate that our total non-discretionary capital spending needs, including turnaround expenses, will be approximately $153 million in 2006, approximately $85 million in 2007 and approximately $142 million in the aggregate over the three-year period beginning 2008. These estimates include, among other items, the capital costs necessary to comply with environmental regulations, including Tier II gasoline standards and on-road diesel regulations. As described above, our credit facilities limit the amount we can spend on capital expenditures.

We estimate that compliance with the Tier II gasoline and on-road diesel standards will require us to spend approximately $97 million during 2006 (most of which has already been spent), approximately $11 million during 2007 and approximately $12 million between 2008 and 2010. See “Business — Environmental Matters — Fuel Regulations — Tier II, Low Sulfur Fuels.”

The following table sets forth our estimate of our non-discretionary spending for the years presented as of June 30, 2006:

						Cumulative
						Through
	2006	2007	2008	2009	2010	2010
	(in millions)

Environmental capital needs	$115.5	$27.8	$18.5	$15.4	$8.5	$185.7
Sustaining capital needs	32.0	26.5	21.9	21.4	17.6	119.4

Subtotal	$147.5	$54.3	$40.4	$36.8	$26.1	$305.1
Turnaround expenses	5.6	30.8	3.0	3.0	33.0	75.4

Total estimated non-discretionary spending	$153.1	$85.1	$43.4	$39.8	$59.1	$380.5

We undertake discretionary capital spending based on the expected return on incremental capital employed. Discretionary capital projects generally involve an expansion of existing capacity, improvement in product yields, and/or a reduction in manufacturing expenses. As of June 30, 2006, we had committed approximately $150 million towards discretionary capital spending in 2006.

Cash Flows

Comparability of cash flows from operating activities for the six months ended June 30, 2006 and 2005 and the years ended December 31, 2005, 2004 and 2003 has been impacted by the Initial Acquisition and the Subsequent Acquisition. See “Factors Affecting Comparability.” Therefore, we have presented our discussion of cash flows from operations by comparing (1) the six months ending June 30, 2006 with the 174 days ended June 23, 2005 and the 49 days ended June 30, 2005, (2) the 233 days ended December 31, 2005, the 174 days ended June 23, 2005, the 304 days ended December 31, 2004 and the 62 days ended March 2, 2004 and (3) the year ended December 31, 2003, the 62 days ended March 2, 2004, and the 304 days ended December 31, 2004.

We believe that the most meaningful way to comment on cash flows from investing and financing activities is to compare the sum of the combined cash flows for the six months ended June 30, 2006 and 2005 and the twelve months ended December 31, 2005 and 2004.

Operating Activities

Comparison of Six Months Ended June 30, 2006, the 174 Days Ended June 23, 2005 and the 49 Days Ended June 30, 2005.

Comparability of cash flows from operating activities for the six months ended June 30, 2006 and the six months ended June 30, 2005 has been impacted by the Initial Acquisition and the Subsequent Acquisition. See “— Factors Affecting Comparability.” For instance, completion of the Subsequent Acquisition by Successor required a mark up of purchased inventory to fair market value at the closing of the transaction on June 24, 2005. This had the effect of reducing overall cash flow for Successor as it capitalized that portion of the purchase price of the assets into cost of goods sold. Therefore, the discussion of cash flows from operations has been broken down into three separate periods: the 174 days ended June 23, 2005, the 49 days ended June 30, 2005 and the six months ending June 30, 2006.

Net cash flows from operating activities for the six months ended June 30, 2006 was $120.3 million. The positive cash flow from operating activities generated over this period was primarily driven by our strong operating environment and favorable changes in other working capital over the period. Net income for the period was not indicative of the strong operating margins for the period. This is the result of the accounting treatment of our derivatives in general and more specifically, the Cash Flow Swap. See “— Consolidated Results of Operations — Six Months Ended June 30, 2006 Compared to Six Months Ended June 30, 2005 (Non-GAAP Combined).” We have determined that the Cash Flow Swap does not qualify as a hedge for hedge accounting purposes under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. Therefore, the net income for the six months ended June 30, 2006 included both the realized and the unrealized losses on the Cash Flow Swap. Since the Cash Flow Swap had a significant term remaining as of June 30, 2006 (approximately four years) and the NYMEX crack spread that is the basis for the underlying swaps had improved substantially, the unrealized losses on the Cash Flow Swap significantly reduced our Net Income over this period. The impact of these unrealized losses on all derivatives, including the Cash Flow Swap, is apparent in the $112.2 million unrealized loss related to the increase in the payable to swap counterparty. Reducing our operating earnings for the six months ended June 30, 2006 was a $20.6 million use of cash related to an increase in trade working capital. For the six months ending June 30, 2006, accounts receivable decreased approximately $8.0 million while inventory increased $25.4 million. The primary reason for the increase in inventory relates to the increased overall volumes in inventory and also overall price increases in the related crude oil and refined product inventory. In addition to the $112.2 million unrealized loss related to the increase in the payable to swap counterparty, accrued income taxes increased $6.4 million during the period. This unrealized loss was partially offset by a reduction in deferred revenue of $10.5 million for the six months ending June 30, 2006 as a result of deliveries of fertilizer products that were completed.

Net cash flows from operating activities for the 174 days ended June 23, 2005 was $12.7 million. The positive cash flow generated over this period was primarily driven by strong income of $52.4 million, offset by a $54.3 million increase in trade working capital. For purposes of this cash flow discussion, we define trade working capital as accounts receivable, plus inventory, less accounts payable. Other working capital is defined as all other current assets and liabilities except trade working capital. During this period, accounts receivable and inventory increased $11.3 million and $59.0 million, respectively. These uses of cash were primarily the result of our expansion into the rack marketing business, which offered increased accounts receivable credit terms relative to bulk refined product sales, an increase in product sales prices and an increase in overall inventory levels.

Net cash flows used in operating activities for the 49 days ended June 30, 2005 was a use of $22.4 million. The negative cash flow from operating activities during this period was primarily the result of the expensing of a $25.0 million option entered into by Successor for the purpose of hedging certain levels of refined product margins and the accounting treatment of our derivatives in general and more specifically, the Cash Flow Swap. At the closing of the Subsequent Acquisition, we determined that this option was not economical and we allowed the option to expire worthless and thus resulted in the expensing of the associated premium. See “— Quantitative and Qualitative Disclosures About Market Risk — Commodity Price Risk” and “— Consolidated Results of Operations — Six Months Ended June 30, 2006 Compared to Six Months Ended June 30, 2005 (Non-GAAP Combined).” We have determined that the Cash Flow Swap does not qualify as a hedge for hedge accounting purposes under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. Therefore, the net income for the six months ended June 30, 2005 included the unrealized losses on the Cash Flow Swap. Since the Cash Flow Swap became effective July 1, 2005 and had an original term of approximately five years and the NYMEX crack spread that is the basis for the underlying swaps had improved since the trade date of the Cash Flow Swap on June 16, 2005, the unrealized losses on the Cash Flow Swap significantly reduced our net income over this period. The impact of these unrealized losses on all derivatives, including the Cash Flow Swap, is apparent in the $127.2 million unrealized loss in the period related to the increase in the payable to swap counterparty. Additionally and as a result of the closing of the Subsequent Acquisition, Successor marked up the value of purchased inventory to fair market value at the closing of the transaction on June 24, 2005. This had the effect of reducing overall cash flow for Successor as it capitalized that portion of the purchase price of the assets into cost of goods sold. The total impact of this for the 49 days ended June 30, 2005 was $14.3 million. Offsetting the uses of cash from operating activities highlighted above were sources of cash of $15.9 million from favorable changes in net working capital.

Comparison of the 233 Days Ended December 31, 2005, the 174 Days Ended June 23, 2005, the 304 Days Ended December 31, 2004 and the 62 Days Ended March 2, 2004.

Comparability of cash flows from operating activities for the year ended December 31, 2005 to the year ended December 31, 2004 has been impacted by the Initial Acquisition and the Subsequent Acquisition. See “— Factors Affecting Comparability.” Immediate Predecessor did not assume the accounts receivable or the accounts payable of Farmland. As a result, Farmland collected and made payments on these accounts after March 3, 2004 and these transactions are not included on our consolidated statements of cash flows. In addition, Coffeyville Acquisition LLC’s acquisition of the subsidiaries of Coffeyville Group Holdings, LLC required a mark up of purchased inventory to fair market value at the closing of the Initial Acquisition on June 24, 2005. This had the effect of reducing overall cash flow for Coffeyville Acquisition LLC as it capitalized that portion of the purchase price of the assets into cost of goods sold. Therefore, the discussion of cash flows from operations has been broken down into four separate periods: the 233 days ended December 31, 2005, the 174 days ended June 23, 2005, the 304 days ended December 31, 2004 and the 62 days ended March 2, 2004.

Net cash flows for operating activities for the 233 days ended December 31, 2005 was $82.5 million. The positive cash flow from operating activities generated over this period was primarily driven by our strong operating environment and favorable changes in other working capital over the period. For purposes of this cash flow discussion, we define trade working capital as accounts receivable, plus inventory, less accounts payable. Other working capital is defined as all other current assets and liabilities except trade working capital. The net income for the period was not indicative of the excellent operating margins for the period. This is the result of the accounting treatment of our derivatives in general and more specifically, the Cash Flow Swap. See “— Consolidated Results of Operations — Year Ended December 31, 2005 (Non-GAAP Combined) Compared to Year Ended December 31, 2004 (Non-GAAP Combined).” We have determined that the Cash Flow Swap does not qualify as a hedge for hedge accounting purposes under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. Therefore, the net income for the 233 days ended December 31, 2005 included both the realized and the unrealized losses on the Cash Flow Swap. Since the Cash Flow Swap had a significant term remaining as of December 31, 2005 (approximately four and one-half years) and the NYMEX crack spread that is the basis for the underlying swaps had improved substantially, the unrealized losses on the Cash Flow Swap significantly reduced our Net Income over this period. The impact of these unrealized losses on all derivatives, including the Cash Flow Swap, is apparent in the $256.7 million unrealized loss in the period related to the increase in the payable to swap counterparty. Contributing to the sources of cash for operating activities during the period was a decrease of trade working capital of $8.0 million and an increase in both deferred revenue and other current liabilities of $10.0 million and $10.5 million, respectively. Primary uses of cash during the period were related to increases in prepaid expenses of $6.5 million due to increases in insurance and other prepaids and an increase in deferred income taxes associated with purchase price accounting for the transaction of $98.4 million.

Net cash flows for operating activities for the 174 days ended June 23, 2005 was $12.7 million. The positive cash flow generated over this period was primarily driven by income of $52.4 million, offset by a $54.3 million increase in trade working capital. During this period, accounts receivable and inventory increased $11.3 million and $59.0 million, respectively. These uses of cash were primarily the result of our expansion into the rack marketing business, which offered increased accounts receivable credit terms relative to bulk refined product sales, an increase in product sales prices and an increase in overall inventory levels.

Net cash flow from operating activities for the 304 days ended December 31, 2004 was $89.8 million. The primary driver for the positive cash flow from operations over this period was cash earnings and favorable changes in trade working capital. During this period, we experienced favorable market conditions in our petroleum and nitrogen fertilizer businesses. Changes in trade working capital produced cash flow of approximately $27.6 million during this period. For the 304 days ended December 31, 2004, we experienced a $20.1 million decrease in inventory due to an effort to reduce inventory carrying levels and a $31.1 million increase in accounts payable due to the extension of credit terms by several crude oil vendors and a large electricity vendor. These positive cash flows from operations were partially offset by an increase in accounts receivable of $23.6 million as Immediate Predecessor assumed ownership of the business from Farmland. In addition, changes in other working capital generated approximately $8.7 million in cash during the period. This was primarily the result of increases in other current liabilities by $13.0 million as a result of accruals for personnel, taxes other than income taxes, leases, freight and professional services, offset by reductions in certain prepaid expenses.

Net cash from operating activities for the 62 days ended March 2, 2004 was $53.2 million. The positive cash flow generated over this period was primarily driven by cash earnings and favorable changes in other working capital of $34.4 million. With respect to other working capital, $25.7 million in cash resulted from reductions in prepaid expenses and other current assets due to the reduction in prepaid crude oil required by Farmland due to the Initial Acquisition by Coffeyville Group Holdings, LLC and $8.3 million of deferred revenue resulting primarily from prepaid fertilizer contract activity of our nitrogen fertilizer operations. The $6.5 million of cash flows generated from trade working capital was mainly the result of a $19.6 million decrease in accounts receivable due to the collection of a large petroleum account, which had been past due.

Comparison of the Year Ended December 31, 2003, the 62 Days Ended March 2, 2004 and the 304 Days Ended December 31, 2004.

Comparability of cash flows from operating activities for the year ended December 31, 2004 to 2003 has been impacted by the closing of the Initial Acquisition on March 3, 2004. We did not assume the accounts receivable or the accounts payable of Farmland. As a result, Farmland collected and made payments on these accounts after March 3, 2004 and these transactions are not included on our consolidated statements of cash flows. Therefore, this discussion of the cash flow from operations has been separated into three periods: the year ended December 31, 2003, the 62 days ended March 2, 2004 and the 304 days ended December 31, 2004.

Net cash flow from operating activities for the 304 days ended December 31, 2004 was $89.8 million. The primary driver for the positive cash flow from operations over this period was cash earnings and favorable changes in trade working capital. For purposes of this cash flow discussion, we define trade working capital as accounts receivable, plus inventory, less accounts payable. Other working capital is defined as all other current assets and liabilities except trade working capital. During this period, we experienced favorable market conditions in our petroleum and nitrogen fertilizer businesses. Changes in trade working capital produced cash flow of approximately $27.6 million during this period. For the 304 days ended December 31, 2004, we experienced a $20.1 million decrease in inventory due to an effort to reduce inventory carrying levels and a $31.1 million increase in accounts payable due to the extension of credit terms by several crude oil vendors and a large electricity vendor. These positive cash flows from operations were partially offset by an increase in accounts receivable of $23.6 million as Immediate Predecessor assumed ownership of the business from Farmland. In addition, changes in other working capital generated approximately $8.7 million in cash during the period. This was primarily the result of increases in other current liabilities by $13.0 million as a result of accruals for personnel, taxes other than income taxes, leases, freight and professional services, offset by reductions in certain prepaid expenses.

Net cash flow from operating activities for the 62 days ended March 2, 2004 was $53.2 million. The positive cash flow generated over this period was primarily driven by cash earnings and favorable changes in other working capital of $34.4 million. With respect to other working capital, $25.7 million in cash resulted from reductions in prepaid expenses and other current assets due to the reduction in prepaid crude oil required by Farmland due to the Initial Acquisition by Coffeyville Group Holdings, LLC and $8.3 million of deferred revenue resulting primarily from prepaid fertilizer contract activity of our nitrogen fertilizer operations. The $6.5 million of cash flows generated from trade working capital was mainly the result of a $19.6 million decrease in accounts receivable due to the collection of a large petroleum account, which had been past due.

Net cash flow from operating activities for the year ended December 31, 2003 was $20.3 million. The positive cash flow from operations over this period was directly attributable to cash earnings offset by unfavorable changes in trade and other working capital. The positive cash earnings were the result of an improvement in the environment for both our petroleum and nitrogen fertilizer businesses versus the prior period. The $6.6 million cash outflow resulting from changes in trade working capital was primarily attributable to a $25.3 million increase in accounts receivable due to the delinquency of a large petroleum customer. This increase in accounts receivable was partially offset by a reduction in inventory by $10.4 million and an $8.3 million increase in accounts payable. The increase in other working capital of $21.8 million was primarily driven by a $23.8 million increase in prepaid expenses and other current assets directly attributable to the necessity for Farmland to prepay its crude oil supply during its bankruptcy.

Investing Activities

Six Months Ended June 30, 2006 Compared to Six Months Ended June 30, 2005 (Non-GAAP Combined).

Net cash used in investing activities for the six months ended June 30, 2006 was $86.2 million compared to $697.7 million for the six months ended June 30, 2005. Investing activities for the six months ended June 30, 2006 was the result of a capital spending increase associated with Tier II fuel compliance and other capital expenditures. Investing activities for the six months ended June 30, 2005 included $685.1 million related to the Subsequent Acquisition. The other primary use of cash for investing activities for the six months ended June 30, 2005 was approximately $12.6 million in capital expenditures.

Year Ended December 31, 2005 (Non-GAAP Combined) Compared to Year Ended December 31, 2004 (Non-GAAP Combined).

Net cash used in investing activities for the year ended December 31, 2005 was $742.6 million as compared to $130.8 million in 2004. Both periods included acquisition costs associated with successive owners of the assets. Investing activities for the year ended December 31, 2005 included the $685.1 million related to the Subsequent Acquisition. Investing activities for the year ended December 31, 2004 included the $116.6 million acquisition of our assets by Immediate Predecessor from Original Predecessor on March 3, 2004. The other primary use of cash for investing activities was $57.4 million for capital expenditures in 2005 as compared to $14.2 million for 2004. This increase in capital expenditures was primarily the result of a capital spending increase associated with Tier II fuel compliance and other capital expenditures.

Year Ended December 31, 2004 (Non-GAAP Combined) Compared to Year Ended December 31, 2003.

Net cash used in investing activities for 2004 was $130.8 million compared to $0.8 million in 2003. This difference is directly attributable to an increase in capital expenditures and the acquisition of the Farmland assets during the comparable periods. Throughout its bankruptcy, Farmland maintained capital expenditures for its petroleum and nitrogen assets at a minimum.

Financing Activities

Six Months Ended June 30, 2006 Compared to Six Months Ended June 30, 2005 (Non-GAAP Combined).

Net cash provided by financing activities in the six months ended June 30, 2006 was $29.0 million as compared to $665.2 million for the six months ended June 30, 2005. The primary sources of cash for the six months ended June 30, 2006 were $20.0 million of additional equity contributions into Coffeyville Acquisition LLC, which was subsequently contributed to our operating subsidiaries, and $10.0 million of additional delayed draw term loans. These sources of cash were specifically generated to fund a portion of two discretionary capital expenditures at our refining operations. During this period, we also paid $1.1 million of scheduled principal payments on the first lien term loans. The primary sources of cash for the six months ended June 30, 2005 related to the funding of Successor’s acquisition of the assets on June 24, 2005 in the form of $500.0 million in long-term debt and $225.6 million of equity. Additional sources of funds during the six months ending June 30, 2005 were obtained through the borrowing of $15.8 million in revolving loan proceeds, net of $10.0 million of repayments. Offsetting these sources of cash from financing activities during the six months ending June 30, 2005 were $23.6 million in deferred financing costs associated with the first and second lien debt commitments raised by Successor in connection with the Subsequent Acquisition (see “— Liquidity and Capital Resources — Debt”) and a $52.2 million cash distribution to Immediate Predecessor prior to the Subsequent Acquisition.

Year Ended December 31, 2005 (Non-GAAP Combined) Compared to Year Ended December 31, 2004 (Non-GAAP Combined).

Net cash provided by financing activities in the year ended December 31, 2005 was $660.0 million as compared to $40.4 million in 2004. The primary sources of cash for 2005 related to the funding of Successor’s acquisition of the assets on June 24, 2005 in the form of $500.0 million in long-term debt and $227.7 million of equity. Additional equity of $10.0 million was contributed into Coffeyville Acquisition LLC subsequent to the aforementioned acquisition, which was subsequently contributed to our operating subsidiaries, in order to fund a portion of two discretionary capital expenditures at our refining operations. Offsetting these sources of cash from financing activities during the year ended December 31, 2005 were $24.7 million in deferred financing costs associated with the first and second lien debt commitments raised by Coffeyville Acquisition LLC in connection with the Subsequent Acquisition (see “— Liquidity and Capital Resources — Debt”) and a $52.2 million cash distribution to the owners of Coffeyville Group Holdings, LLC prior to the Subsequent Acquisition.

The uses of cash for financing activities in the year ended December 31, 2004 related primarily to the prepayment of the $23.0 million term loan, a $100.0 million cash distribution to the holders of the preferred and common units issued by Coffeyville Group Holdings, LLC, $1.2 million repayment of a capital lease obligation, $16.3 million in financing costs and $53.2 million in net divisional equity distribution to Farmland. We used cash from operations, a $63.3 million equity contribution related to the Initial Acquisition and a new term loan for $150.0 million completed on May 10, 2004 to finance the aforementioned cash outflows in 2004.

Year Ended December 31, 2004 (Non-GAAP Combined) Compared to Year Ended December 31, 2003.

Net cash provided by financing activities in 2004 was $40.4 million. The uses of cash for financing activities over this period related primarily to the prepayment of the $23.0 million term loan, a $100.0 million cash distribution to the holders of the preferred and common units issued by Coffeyville Group Holdings, LLC, $1.2 million repayment of a capital lease obligation, $16.3 million in financing costs and $53.2 million in net divisional equity distribution to Farmland. We used cash from operations, a $63.3 million equity contribution related to the Initial Acquisition and a new term loan for $150.0 million completed on May 10, 2004 to finance the aforementioned cash outflows in 2004. In 2003, we used $19.5 million in cash to fund a net divisional equity distribution.

Prior to the Initial Acquisition, our petroleum and nitrogen fertilizer businesses were organized as divisions within Farmland. As such, these divisions did not have a discreet legal structure from Farmland and the cash flows from these operations were collected and disbursed under Farmland’s centralized approach to cash management and the financing of its operations. The net divisional equity distribution characterized on the accompanying financial statements represents the net cash generated by these divisions and funded to Farmland to finance its overall operations.

Capital and Commercial Commitments

In addition to long-term debt, we are required to make payments relating to various types of obligations. The following table summarizes our minimum payments as of June 30, 2006 relating to long-term debt, operating leases, unconditional purchase obligations and other specified capital and commercial commitments for the six months ending December 31, 2006, the four-year period following December 31, 2006 and thereafter.

Our ability to make payments on and to refinance our indebtedness, to fund planned capital expenditures and to satisfy our other capital and commercial commitments will depend on our ability to generate cash flow in the future. This, to a certain extent, is subject to refining spreads, fertilizer margins and general economic financial, competitive, legislative, regulatory and other factors that are beyond our control. Based on our current level of operations, we believe our cash flow from operations, available cash and available borrowings under our revolving loan facility and the proceeds we receive from this offering will be adequate to meet our future liquidity needs for at least the next twelve months.

	Payments Due by Period
		Six Months
		Ending
		December 31,
	Total	2006	2007	2008	2009	2010	Thereafter
	(in millions)

Contractual Obligations
Long-term debt(1)	$508.3	$1.1	$2.3	$2.3	$2.3	$2.2	$498.1
Operating leases(2)	14.6	1.7	3.8	3.7	2.9	1.6	0.9
Unconditional purchase obligations(3)	247.1	12.5	24.0	19.7	19.6	17.3	154.0
Other long-term liabilities included in the balance sheet(4)	0.3	0.3	—	—	—	—	—
Environmental liabilities(5)	10.3	0.6	1.7	0.9	0.5	0.3	6.3
Funded letter of credit fees(6)	16.6	2.1	4.1	4.2	4.1	2.1	—
Interest payments(7)	338.1	26.3	52.0	51.9	51.6	51.4	104.9

Total	$1,135.3	$44.6	$87.9	$82.7	$81.0	$74.9	$764.2
Other Commercial Commitments
Standby letters of credit(8)	$44.8	$41.6	$3.2	$—	$—	$—	$—

(1)	Long-term debt amortization is based on the contractual terms of our existing credit facilities. See “Description of Our Indebtedness and the Cash Flow Swap.”

(2)	We lease various facilities and equipment, primarily railcars for our nitrogen fertilizer business under non-cancelable operating leases for various periods.

(3)	The amount includes (1) commitments under several agreements in our petroleum operations related to pipeline usage, petroleum products storage and petroleum transportation and (2) commitments under an electric supply agreement with the City of Coffeyville.

(4)	The amount includes contractual payments due to Farmland related to rejection damages for the electricity contract with the City of Coffeyville.

(5)	Environmental liabilities represents our estimated payments required by federal and/or state environmental agencies related to closure of hazardous waste management units at our sites in Coffeyville and Phillipsburg, Kansas. We also have other environmental liabilities which are not contractual obligations but which would be necessary for our continued operations. See “Business — Environmental Matters.”

(6)	This amount represents the total of all fees related to the funded letter of credit issued under our First Lien Credit Facility. The funded letter of credit is utilized as credit support for the Cash Flow Swap. See “— Quantitative and Qualitative Disclosures About Market Risk — Commodity Price Risk.”

(7)	Interest payments are based on interest rates in effect at June 30, 2006 and assume contractual amortization payments.

(8)	Standby letters of credit include our obligations under $3.2 million of letters of credit issued in connection with environmental liabilities, $3.2 million to secure transportation expenses related to the Transportation Services Agreement with CCPS Transportation, LLC and a $38.5 million letter of credit issued to support certain crude oil purchases. This letter of credit was subsequently cancelled on July 5, 2006.

Our business may not generate sufficient cash flow from operations, and future borrowings may not be available to us under our revolving credit facility in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. We may seek to sell additional assets to fund our liquidity needs but may not be able to do so. We may also need to refinance all or a portion of our indebtedness on or before maturity. We may not be able to refinance any of our indebtedness on commercially reasonable terms or at all.

Recently Issued Accounting Standards

In December 2004, the Financial Accounting Standards Board, or FASB, issued FASB No. 123 (revised 2004), Share-Based Payment, which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. This Statement requires us to measure the cost of employee services received in exchange for an award of equity based on the grant-date fair value of the award (with limited exceptions). Incremental compensation costs arising from subsequent modifications of awards after the grant date must be recognized. Successor elected early adoption of SFAS 123(R) for the 233 day period ended December 31, 2005. The effect of the adoption of this standard is described in the footnotes to the Audited Financial Statements.

In December 2004, the FASB issued FASB No. 151, Inventory Costs, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and spoilage. Under FASB 151, such items will be recognized as current-period charges. In addition, Statement No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. We adopted SFAS 151 effective January 1, 2006. There was not a significant impact on our financial position or results of operation.

In March 2005, the FASB issued FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations, which requires companies to recognize a liability for the fair value of a legal obligation to perform asset-retirement activities that are conditional on a future event when the amount can be reasonably estimated. FIN No. 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation under SFAS 143. We adopted FIN 47, as required, for the year ending December 31, 2005. A net asset retirement obligation of $636,000 was included in other liabilities on the consolidated balance sheet.

The Emerging Issues Task Force, or EITF, reached a consensus on Issue No. 04-13, Accounting for Purchases and Sales of Inventory with the Same Counterparty, and the FASB ratified it on September 28, 2005. This Issue addresses accounting matters that arise when one company both sells inventory to and buys inventory from another company in the same line of business, specifically, when it is appropriate to measure purchases and sales of inventory at fair value and record them in cost of sales and revenues, and when they should be recorded as an exchange measured at the book value of the item sold. This Issue is to be applied to new arrangements entered into in reporting periods beginning after March 15, 2006. There was not a significant impact on our financial position or results of operations as a result of adoption.

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes, by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. If a tax position is more likely than not to be sustained upon examination, then an enterprise would be required to recognize in its financial statements the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transition. The application of FIN No. 48 is effective for fiscal years beginning after December 15, 2006 and is not expected to have a material impact on our financial position or results of operations.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, which replaces APB Opinion No. 20, Accounting Changes and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS 154 retained accounting guidance related to changes in estimates, changes in a reporting entity and error corrections. However, changes in accounting principles must be accounted for retrospectively by modifying the financial statements of prior periods unless it is impracticable to do so. SFAS 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005. The adoption of SFAS 154 did not have a material impact on our financial position or results of operations.

Off-Balance Sheet Arrangements

We do not have any “off-balance sheet arrangements” as such term is defined within the rules and regulations of the SEC.

Quantitative and Qualitative Disclosures About Market Risk

The risk inherent in our market risk sensitive instruments and positions is the potential loss from adverse changes in commodity prices and interest rates. None of our market risk sensitive instruments are held for trading.

Commodity Price Risk

We, as a manufacturer of refined petroleum products and nitrogen fertilizer products, are “naturally long” processing capacity. In order to realize value from this processing capacity, a positive spread between the cost of raw materials and the value of finished products must be achieved (i.e., gross margin or crack spread). The physical commodities that comprise our raw materials and finished goods are typically bought and sold at a spot or index price that can be highly variable.

We use a crude oil purchasing intermediary which allows us to take title and price of our crude oil at the refinery, as opposed to the crude origination point, reducing our risk associated with volatile commodity prices by shortening the commodity conversion cycle time. The commodity conversion cycle time refers to the time elapsed between raw material acquisition and the sale of finished goods.

In addition, we seek to reduce the variability of commodity price exposure by engaging in hedging strategies and transactions that will serve to protect gross margins as forecasted in the annual operating plan. Accordingly, we use financial derivatives to economically hedge future cash flows (i.e., gross margin or crack spreads) and product inventories. With regard to our hedging activities, we may enter into, or have entered into, derivative instruments which serve to:

•	lock in or fix a percentage of the anticipated or planned gross margin in future periods when the derivative market offers commodity spreads that generate positive cash flows; and

•	hedge the value of inventories in excess of minimum required inventories.

Further, we intend to engage only in risk mitigating activities directly related to our business.

Basis Risk.  The effectiveness of our derivative strategies is dependent upon the correlation of the price index utilized for the hedging activity and the cash or spot price of the physical commodity for which price risk is being mitigated. Basis risk is a term we use to define that relationship. Basis risk can exist due to several factors including time or location differences between the derivative instrument and the underlying physical commodity. Our selection of the appropriate index to utilize in a hedging strategy is a prime consideration in our basis risk exposure.

Examples of our basis risk exposure are as follows:

•	Time Basis — In entering over-the-counter swap agreements, the settlement price of the swap is typically the average price of the underlying commodity for a designated calendar period. This settlement price is based on the assumption the underling physical commodity will price ratably over the swap period. If the commodity does not move ratably over the period then weighted average physical prices will be weighted differently than the swap price as the result of timing.

•	Location Basis — In hedging NYMEX crack spreads, we experience location basis as the settlement of NYMEX refined products (related more to New York Harbor cash markets) which may be different than the prices of refined products in our Group 3 pricing area.

Price and Basis Risk Management Activities.  Our most prevalent risk management activity is to sell forward the crack spread when opportunities exist to lock in a margin sufficient to meet our cash obligations or our operating plan. Selling forward derivative contracts for which the underlying commodity is the crack spread enables us to lock in a margin on the spread between the price of crude oil and price of refined products. The commodity derivative contracts are either exchange-traded contracts in the form of futures contracts or over-the-counter contracts in the form of commodity price swaps.

In the event our inventories exceed our target base level of inventories, we may enter into commodity derivative contracts to manage our price exposure to our inventory positions that are in excess of our base level. Excess inventories are typically the result of plant operations such as a turnaround or other plant maintenance. The commodity derivative contracts are either exchange-traded contracts in the form of futures contracts or over-the-counter contracts in the form of commodity price swaps.

To reduce the basis risk between the price of products for Group 3 and that of the NYMEX associated with selling forward derivative contracts for NYMEX crack spreads, we may enter into basis swap positions to lock the price difference. If the difference between the price of products on the NYMEX and Group 3 (or some other price benchmark as we may deem appropriate) is different than the value contracted in the swap, then we will receive from or owe to the counterparty the difference on each unit of product contracted in the swap, thereby completing the locking of our margin. An example of our use of a basis swap is in the winter heating oil season. The risk associated with not hedging the basis when using NYMEX forward contracts to fix future margins is if the crack spread increases based on prices traded on NYMEX while Group 3 pricing remains flat or decreases then we would be in a position to lose money on the derivative position while not earning an offsetting additional margin on the physical position based on the Group 3 pricing.

At June 30, 2006, we had the following open commodity derivative contracts whose unrealized gains and losses are included in other (income) expense in the consolidated statements of operations:

•	Successor’s Petroleum Segment holds commodity derivative contracts in the form of three swap agreements for the period from July 1, 2005 to June 30, 2010 with J. Aron, a subsidiary of The Goldman Sachs Group, Inc. and a related party of ours. The swap agreements were originally executed on June 16, 2005 in conjunction with the Subsequent Acquisition of Immediate Predecessor and required under the terms of our long-term debt agreements. These agreements were subsequently assigned from Coffeyville Acquisition LLC to Coffeyville Resources, LLC on June 24, 2005. The notional quantities on the date of execution were 100,911,000 barrels of crude oil; 2,348,802,750 gallons of unleaded gasoline and 1,889,459,250 gallons of heating oil. In June 2006, a subsequent swap was entered into with J. Aron to effectively reduce our unleaded notional quantity and increase our heating oil notional quantity by 229,671,750 over the period July 1, 2007 to June 30, 2010. The swap agreements were executed at the prevailing market rate at the time of execution and management believed the swap agreements would provide an economic hedge on future transactions. At June 30, 2006 the net notional open amounts under these swap agreements were 77,186,000 barrels of crude oil, 1,620,906 gallons of heating oil and 1,620,906 gallons of unleaded gasoline. The purpose of these contracts is to economically hedge 38,593,000 barrels of heating oil crack spreads, the price spread between crude oil and heating oil and 38,593,000 barrels of unleaded gas crack spreads, the price spread between crude oil and unleaded gasoline. These open contracts had total unrealized net loss at June 30, 2006 of approximately $334.3 million.

•	Successor’s Petroleum Segment holds another commodity derivative contract for the period from July 1, 2006 to September 30, 2006 with J. Aron. The notional quantity was 230,000 barrels of unleaded gasoline. The swap agreement was executed to economically hedge location basis between the NYMEX Unleaded price and the Platts U.S. Gulf Coast Unleaded price. This open contract had an unrealized gain of $0.2 million at June 30, 2006.

•	Successor’s Petroleum Segment also holds various NYMEX positions through ABN Amro. At June 30, 2006, we were short 300 crude contract, 45 heating oil contracts and 135 unleaded contracts reflecting an unrealized loss of $1.3 million on that date.

As of June 30, 2006, a $1.00 change in quoted futures price for the crack spreads described in the first bullet point would result in a $77.2 million change to the fair value of the derivative commodity position and the same change in net income.

Interest Rate Risk

As of June 30, 2006, all of our $508.3 million of outstanding debt was at floating rates. An increase of 1.0% in the LIBOR rate would result in an increase in our interest expense of approximately $5.2 million per year.

In an effort to mitigate the interest rate risk highlighted above and as required under the current first and second lien credit agreements, we entered into several interest rate swap agreements in 2005. These swap agreements were entered into with counterparties that we believe to be creditworthy. Under the swap agreements, we pay fixed rates and receive floating rates based on the three-month LIBOR rates, with payments calculated on the notional amounts set for in the table below. The swap is settled quarterly and marked to market at each reporting date.

	Effective	Maturity	Fixed
Notional Amount	Date	Date	Rate

$375.0 million	6/30/06	3/30/07	4.038%
$325.0 million	3/30/07	6/29/07	4.038%
$325.0 million	6/29/07	3/31/08	4.195%
$250.0 million	3/31/08	3/31/09	4.195%
$180.0 million	3/31/09	3/31/10	4.195%
$110.0 million	3/31/10	6/30/10	4.195%

We have determined that these derivative instruments do not qualify as hedges for hedge accounting purposes. Therefore, changes in the fair value of these derivative instruments are included in income in the period of change. Net realized and unrealized gains or losses are reflected in the gain (loss) for derivative activities at the end of each period. For the six month period ending June 30, 2006, we had $7.4 million of realized and unrealized gains on these interest rate swaps.

INDUSTRY OVERVIEW

Oil Refining Industry

Oil refining is the process of separating the wide spectrum of hydrocarbons present in crude oil, and in certain processes, modifying the constituent molecular structures, for the purpose of converting them into marketable finished, or refined, petroleum products optimized for specific end uses. Refining is primarily a margin-based business where both the feedstocks and the refined finished products are commodities. It is important for a refinery to maintain high throughput rates and capacity utilization given the substantial fixed component in the total operating costs. There are also material variable costs associated with the fuel and by-product components that become increasingly expensive as crude prices increase. The refiner’s goal is to achieve highest profitability by maximizing the yields of high value finished products and by minimizing feedstock and operating costs.

According to the Energy Information Administration, or the EIA, as of January 1, 2006, there were 142 oil refineries operating in the United States, with the 15 smallest each having a capacity of 11,000 bpd or less, and the 10 largest having capacities ranging from 306,000 to 562,500 bpd. Refiners typically are structured as part of a fully or partially integrated oil company, or as an independent entity, such as our Company.

Refining Margins

A variety of so called “crack spread” indicators are used to track the profitability of the refining industry. Among those of most relevance to our refinery are (1) the gas crack spread, (2) the heat crack spread, and (3) the 2-1-1 crack spread. The gas crack spread is the simple difference in per barrel value of reformulated gasoline in New York Harbor as traded on the New York Mercantile Exchange, or NYMEX, and the NYMEX prompt price of West Texas Intermediate, or WTI, on any given day. This provides a measure of the profitability when producing gasoline. The heat crack spread is the similar measure of the price of Number 2 heating oil in New York Harbor as traded on the NYMEX, relative to the value of WTI crude which provides a measure of the profitability of producing diesel and heating oil. The 2-1-1 crack spread is a composite spread that assumes for simplification and comparability purposes that for every two barrels of WTI consumed, a refinery produces one barrel of gasoline and one barrel of heating oil; the spread is based on the NYMEX price and delivery of gasoline and heating oil in New York Harbor. The 2-1-1 crack spread provides a measure of the general profitability of a medium high complexity refinery on the day that the spread is computed. The ability of a crack spread to measure profitability is affected by the absolute crude price.

Our refinery uses a consumed 2-1-1 crack spread to measure its specific daily performance in the market. The consumed 2-1-1 crack spread assumes the same relative production of gasoline and heating oil from crude, so like the NYMEX based 2-1-1 crack spread, it has an inherent inaccuracy because the refinery does not produce exactly two barrels of high valued products for each two barrels of crude oil, and the relative proportions of gasoline to heating oil will vary somewhat from the 1:1 relationship. However, the consumed 2-1-1 crack spread is an economically more accurate measure of performance than the NYMEX based 2-1-1 crack spread since the crude price used represents the price of our actual charged crude slate and is based on the actual sale values in our marketing region, rather than on New York Harbor NYMEX numbers. Average 2-1-1 crack spreads vary from region to region depending on the supply and demand balances of crude oils and refined products and can vary seasonally and from year to year reflecting more macroeconomic factors.

Although refining margins, the difference between the per barrel prices for refined products and the cost of crude oil, can be volatile during short term periods of time due to seasonality of demand, refinery outages, extreme weather conditions and fluctuations in levels of refined product held in storage, longer-term averages have steadily increased over the last 10 years as a result of the improving fundamentals for the refining industry. For example, the NYMEX based 2-1-1 crack spread averaged $3.88 per barrel from 1994 through 1998 compared to $5.83 per barrel from 2000 to 2004. The following chart shows a rolling average of the NYMEX based 2-1-1 crack spread from 1994 through June 2006:

Source: Platts

Refining Market Trends

The supply and demand fundamentals of the domestic refining industry have improved since the 1990s and are expected to remain favorable as the growth in demand for refined products continues to exceed increases in refining capacity. Over the next two decades, the EIA projects that U.S. demand for refined products will grow at an average of 1.5% per year compared to total domestic refining capacity growth of only 1.3% per year. Approximately 83.3% of the projected demand growth is expected to come from the increased consumption of light refined products (including gasoline, diesel, jet fuel and liquefied petroleum gas), which are more difficult and costly to produce than heavy refined products (including asphalt and carbon black oil).

High capital costs, historical excess capacity and environmental regulatory requirements have limited the construction of new refineries in the United States over the past 30 years. According to the EIA, domestic refining capacity decreased approximately 7% between January 1981 and January 2006 from 18.6 million bpd to 17.3 million bpd, as more than 175 generally small and unsophisticated refineries that were unable to process heavy crude into a marketable product mix have been shut down, and no new major refinery has been built in the United States. The implementation of the federal Tier II low sulfur fuel regulations is expected to further reduce existing refining capacity.

In order to meet the increasing demands of the market, U.S. refineries have pursued efficiency measures to improve existing production levels. These efficiency measures and other initiatives, generally known as capacity creep, have raised productive capacity of existing refineries by approximately 1% per year since 1993. According to the EIA, between 1981 and 2004, refinery utilization increased from 69% to 93%. Over the next 20 years, the EIA projects that utilization will remain high relative to historic levels, ranging from 92% to 95% of design capacity.

Source: EIA

The price discounts available to refiners of heavy sour crude oil have widened as many refiners have turned to sweeter and lighter crude oils to meet lower sulfur fuel specifications, which has resulted in increasing the surplus of sour and heavy crude oils. As the global economy has improved, worldwide crude oil demand has increased, and OPEC and other producers have tended to incrementally produce more of the sour or heavier crude oil varieties. We believe that the combination of increasing worldwide supplies of lower cost sour and heavy crude oils and increasing demand for sweet and light crude oils will provide a cost advantage to refineries with configurations that are able to process sour crude oils.

We expect refined products that meet new and evolving fuel specifications will account for an increasing share of total fuel demand, which will benefit refiners who are able to efficiently produce these fuels. As part of the Clean Air Act, major metropolitan areas in the United States with air pollution problems must require the sale and use of reformulated gasoline meeting certain environmental standards in their jurisdictions. Boutique fuels, such as low vapor pressure Kansas City gasoline, enable refineries capable of producing such refined products to achieve higher margins.

Due to the ongoing supply and demand imbalance, the United States continues to be a net refined products importer. Imports, largely from northwest Europe and Asia, accounted for almost 14% of total U.S. consumption in 2004. The level of imports generally increases during periods when refined product prices in the United States are materially higher than in Europe and Asia.

Based on the strong fundamentals for the global refining industry, capital investments for refinery expansions and new refineries in international markets have increased during the recent year. However, the competitive threat faced by domestic refiners is limited by U.S. fuel specifications and increasing foreign demand for refined products, particularly for light transportation fuels.

Certain regional markets in the United States, such as the Coffeyville supply area, do not have the necessary refining capacity to produce a sufficient amount of refined products to meet area demand and therefore rely on pipelines and other modes of transportation for incremental supply from other regions of the United States and globally. The shortage of refining capacity is a factor that results in local refiners serving these markets earning generally higher margins on their product sales than those who have to transport their products to this region over long distances.

Notwithstanding the trends described above, the refining industry is cyclical and volatile and has undergone downturns in the past. See “Risk Factors.”

Refinery Locations

A refinery’s location can have an important impact on its refining margins because location can influence access to feedstocks and efficient distribution. There are five regions in the United States, the Petroleum Administration for Defense Districts (PADDs) that have historically experienced varying levels of refining profitability due to regional market conditions. Refiners located in the U.S. Gulf Coast region operate in a highly competitive market due to the fact that this region (PADD III) accounts for approximately 37% of the total number of U.S. refineries and approximately 48% of the country’s refining capacity. PADD I represents the East Coast, PADD IV the Rocky Mountains and PADD V is the West Coast.

Coffeyville operates in the Midwest (PADD II) region of the US. In 2005, demand for gasoline and distillates exceeded refining production in the Coffeyville supply area by approximately 24% which creates a need to import a significant portion of the region’s requirement for petroleum products from the U.S. Gulf Coast and other regions. The deficit of local refining capacity benefits local refined product pricing and could generally lead to higher margins for local refiners such as our company.

Nitrogen Fertilizer Industry

Plant Nutrition and Nitrogen Fertilizers

Commercially produced fertilizers give plants the primary nutrients needed in a form they can readily absorb and use. Nitrogen is an essential element for plant growth. Absorbed by plants in larger amounts than other nutrients, nitrogen makes plants green and healthy and is the nutrient most responsible for increasing yields in crop plants. Although plants will absorb nitrogen from organic matter and soil materials, this is usually not sufficient to satisfy the demands of crop plants. The supply of nutrients must, accordingly, be supplemented with fertilizers to meet the requirements of crops during periods of plant growth, to replenish nutrients removed from the soil through crop harvesting and to provide those nutrients that are not already available in appropriate amounts in the soil. The two most important sources of nutrients are manufactured or mineral fertilizers and organic manures. Farmers determine the types, quantities and proportions of fertilizer to apply to their fields depending on, among other factors, the crop, soil and weather conditions, regional farming practices, and fertilizer and crop prices.

Nitrogen, which typically accounts for approximately 60% of worldwide fertilizer consumption in any planting season, is an essential element for most organic compounds in plants as it promotes protein formation and is a major component of chlorophyll, which helps to promote green healthy growth and high yields. There are no substitutes for nitrogen fertilizers in the cultivation of high-yield crops. The four principal nitrogen based fertilizer products are:

Ammonia.  Ammonia is used in limited quantities as a direct application fertilizer, and is primarily used as a building block for other nitrogen products, including intermediate products for industrial applications and finished fertilizer products. Ammonia, consisting of 82% nitrogen, is stored either as a refrigerated liquid at minus 27 degrees, or under pressure if not refrigerated. It is gaseous at ambient temperatures and is injected into the soil as a gas. The direct application of ammonia requires farmers to make a considerable investment in pressurized storage tanks and injection machinery, and can take place only under a narrow range of ambient conditions.

Urea.  Urea is formed by reacting ammonia with carbon dioxide, or CO2, at high pressure. From the warm urea liquid produced in the first, wet stage of the process, the finished product is mostly produced as a coated, granular solid containing 46% nitrogen and suitable for use in bulk fertilizer blends containing the other two principal fertilizer nutrients, phosphate and potash. We do not produce merchant urea.

Ammonium Nitrate.  Ammonium nitrate is another dry, granular form of nitrogen based fertilizer. It is produced by converting ammonia to nitric acid in the presence of a platinum catalyst reaction, then further reacting the nitric acid with additional volumes of ammonia to form ammonium nitrate. We do not produce this product.

Urea Ammonium Nitrate Solution (UAN).  Urea can be combined with ammonium nitrate solution to make liquid nitrogen fertilizer (urea ammonium nitrate or UAN). These solutions contain 32% nitrogen and are easy to store and transport and provide the farmer with the most flexibility in tailoring fertilizer, pesticide and fungicide applications.

We currently produce approximately 430,000 tons per year of ammonia, of which approximately two-thirds is upgraded into approximately 720,000 tons per year of UAN.

Ammonia Production Technology — Advantages of Coke Gasification

Ammonia is produced by reacting gaseous nitrogen with hydrogen at high pressure and temperature in the presence of a catalyst. Traditionally, nearly all hydrogen produced for the manufacture of nitrogen based fertilizers is produced by reforming natural gas at a high temperature and pressure in the presence of water and a catalyst. This process consumes a significant amount of natural gas and is believed to become unprofitable as the natural gas input costs increase above $8.50-$10.00/per million Btu.

Alternatively, hydrogen for ammonia can also be produced by gasifying pet coke. This process, which is commercially employed at our nitrogen fertilizer plant, the only such plant in North America, takes advantage of the large cost differential between pet coke and natural gas in current markets. Our coke gasification process allows us to use less than 1% of the natural gas relative to other nitrogen based fertilizer facilities that are heavily dependent upon natural gas and are thus heavily impacted by natural gas price swings. We also benefit from the ready availability of pet coke supply from our refinery plant. Pet coke is a refinery by-product which if not used in the fertilizer plant would otherwise be sold as fuel, generating less value to the combined company.

Fertilizer Consumption Trends

Global demand for fertilizers typically grows at predictable rates and tends to correspond to growth in grain production. Global fertilizer demand is driven in the long-term primarily by population growth, increases in disposable income and associated improvements in diet. Short-term demand depends on world economic growth rates and factors creating temporary imbalances in supply and demand. These factors include weather patterns, the level of world grain stocks relative to consumption, agricultural commodity prices, energy prices, crop mix, fertilizer application rates, farm income and temporary disruptions in fertilizer trade from government intervention, such as changes in the buying patterns of large countries like China or India. According to the International Fertilizer Industry Association, or IFA, from 1960 to 2005, global fertilizer demand has grown 3.7% annually and global nitrogen demand has grown at a faster rate of 4.8% annually. According to the IFA, during that 45-year period, North American fertilizer demand has grown 2.4% annually with North American nitrogen demand growing at a faster rate of 3.3% annually.

In a report entitled “Fertilizer Requirements in 2015 and 2030” prepared in 2000, the FAO projected an increase in major world crop production from 1995/97 to 2030 of approximately 76%. The annual growth rate for fertilizer consumption through 2030 is projected by the FAO to be between 0.7% and 1.3% per year. This forecast assumes a slow down in the growth of the world’s population and crop production, and an improvement in fertilizer use efficiency.

The Farm Belt Nitrogen Market

All of our product shipments target freight advantaged destinations located in the U.S. farm belt. Because shipping ammonia requires refrigerated or pressured containers and UAN is more than 65% water, transportation cost is substantial for ammonia and UAN producers. As a result, locally based fertilizer producers, such as our company, enjoy a distribution cost advantage over U.S. Gulf Coast ammonia and UAN importers. Southern Plains ammonia and Corn Belt UAN prices averaged $272/ton and $157/ton, respectively, for the 2002 through 2005 period. The distribution cost for a U.S. Gulf Coast importer represents approximately one quarter percent of both ammonia’s and UAN’s price. The volumes of ammonia and UAN sold into the farm belt markets are set forth in the table below:

Current United States Ammonia and UAN Demand in Selected Mid-continent Areas

	Ammonia	UAN
State	Quantity	Quantity
	(thousand tons per year)

Texas	2,285	840
Oklahoma	95	240
Kansas	370	635
Missouri	315	235
Iowa	625	840
Nebraska	450	1100
Minnesota	360	210

Source: Blue Johnson & Associates Inc.

Fertilizer Pricing Trends

The nitrogen fertilizer industry is cyclical and relatively volatile, reflecting the commodity nature of ammonia and the major finished fertilizer products (e.g., urea). Although domestic industrywide sales volumes of nitrogen based fertilizers vary little from one fertilizer season to the next due to the need to apply nitrogen every year to maintain crop yields, in the normal course of business industry participants are exposed to fluctuations in supply and demand, which can have significant effects on prices across all participants’ commodity business areas and products and, in turn, their operating results and profitability. Changes in supply can result from capacity additions or reductions and from changes in inventory levels. Demand for fertilizer products is dependent on demand for crop nutrients by the global agricultural industry, which, in turn, depends on, among other things, weather conditions in particular geographical regions. Periods of high demand, high capacity utilization and increasing operating margins tend to result in new plant investment, higher crop pricing and increased production until supply exceeds demand, followed by periods of declining prices and declining capacity utilization, until the cycle is repeated. Due to dependence of the prevalent nitrogen fertilizer technology on natural gas, the marginal cost and pricing of fertilizer products also tend to exhibit positive correlation with the price of natural gas.

The historical average annual U.S. ammonia prices as well as natural gas and crude oil prices are detailed in the table below.

	Natural Gas	WTI	Ammonia
Year	($/million btu)	($/bbl)	($/ton)

1990	1.78	24.53	125
1991	1.53	21.55	130
1992	1.73	20.57	134
1993	2.11	18.43	139
1994	1.94	17.16	197
1995	1.69	18.38	238
1996	2.50	22.01	217
1997	2.48	20.59	220
1998	2.16	14.43	162
1999	2.32	19.26	145
2000	4.32	30.28	208
2001	4.06	25.92	262
2002	3.39	26.19	191
2003	5.49	31.03	292
2004	5.90	41.47	326
2005	8.92	56.58	394
2006 (through June 30)	7.09	66.92	400

Source: Bloomberg and Blue Johnson & Associates, Inc.

BUSINESS

We are an independent refiner and marketer of high value transportation fuels and a premier producer of ammonia and UAN fertilizers. We are one of only seven petroleum refiners and marketers in the Coffeyville supply area (Kansas, Oklahoma, Missouri, Nebraska and Iowa) and, at current natural gas prices, the lowest cost producer and marketer of ammonia and UAN in North America.

Our petroleum business includes a 108,000 bpd, complex full coking sour crude refinery in Coffeyville, Kansas. In addition, our supporting businesses include (1) a crude oil gathering system serving central Kansas and northern Oklahoma, (2) storage and terminal facilities for asphalt and refined fuels in Phillipsburg, Kansas, and (3) a rack marketing division supplying product directly to customers located in close geographic proximity to Coffeyville and Phillipsburg and at throughput terminals on Magellan refined products distribution systems. In addition to rack sales, we make bulk sales into the mid-continent markets via Magellan and into Colorado and other destinations utilizing the product pipeline networks owned by Magellan, Enterprise and Valero. Our refinery is situated approximately 80 miles from Cushing, Oklahoma, the largest crude oil trading and storage hub in the United States, served by numerous pipelines from locations including the U.S. Gulf Coast and Canada, providing us with access to virtually any crude variety in the world capable of being transported by pipeline.

Our nitrogen fertilizer business is the only operation in North America that utilizes a coke gasification process to produce ammonia. A majority of the ammonia produced by our fertilizer plant is further upgraded to UAN fertilizer. By using pet coke instead of natural gas as raw material, we are the lowest cost producer of ammonia and UAN in North America. Furthermore, approximately 80% of the pet coke utilized by us is produced and supplied to the fertilizer plant as a by-product of our refinery. As such, we benefit from high natural gas prices, as fertilizer prices increase with natural gas prices, while our input costs remain substantially the same.

We have two business segments: petroleum and nitrogen fertilizer. For the fiscal years ended December 31, 2004 and 2005 and the twelve months ended June 30, 2006, we generated combined net sales of $1.7 billion, $2.4 billion and $3.0 billion, respectively, and combined Adjusted EBITDA of $119.6 million, $252.1 million and $357.4 million, respectively. Our petroleum business generated $1.6 billion, $2.3 billion and $2.8 billion of our combined net sales, respectively, over these periods, with our nitrogen fertilizer business generating substantially all of the remainder. In addition, during these three periods, our petroleum business contributed 76%, 74% and 81% of our combined operating income, respectively, with our nitrogen fertilizer business contributing substantially all of the remainder.

Significant Milestones Since the Change of Control in June 2005

Following the acquisition by certain affiliates of The Goldman Sachs Group, Inc. (whom we collectively refer to in this prospectus as the Goldman Sachs Funds) and certain affiliates of Kelso & Company (whom we collectively refer to in this prospectus as the Kelso Funds) in June 2005, a new senior management team led by Jack Lipinski, our Chief Executive Officer, was formed that blended the best of existing management with highly experienced new members. Our new senior management team has executed several key strategic initiatives that we believe have significantly enhanced our competitive position and improved our financial and operational performance.

Increased Refinery Throughput and Yields.  Management’s focus on crude slate optimization, reliability, technical support and operational excellence coupled with prudent expenditures on equipment has significantly improved the operating metrics of the refinery. Historically, the refinery operated at an average crude throughput rate of less than 90,000 bpd. In the second quarter of 2006, the plant averaged over 102,000 bpd of crude throughput with peak daily rates in excess of 108,000 bpd of crude. Recent operational improvements at the refinery have also allowed us to produce higher volumes of favorably priced distillates, premium gasoline and boutique gasoline grades for the Kansas City and Denver markets and to improve our liquid volume yield.

Diversified Crude Feedstock Variety.  To improve profitability, we have expanded the variety of crude grades processed in any given month from a limited few to nearly a dozen, including onshore and offshore domestic grades, various Canadian sours, heavy sours and sweet synthetics, and a variety of South American and West African imported grades. As a result of the crude slate optimization, we have improved our crude purchase cost discount to WTI by approximately $2.00 per barrel in the first half of 2006 compared to the first half of 2005.

Expanded Direct Rack Sales.  To improve profitability, we have significantly expanded and intend to continue to expand rack marketing of refined products directly to customers rather than origin bulk sales. Today, we sell over 20% of our produced transportation fuels throughout the Coffeyville supply area within the mid-continent, at enhanced margins, through our proprietary terminals and at Magellan’s throughput terminals. With the expanded rack sales program, we improved our net income for the first half of 2006 compared to the first half of 2005.

Significant Plant Improvement and Capacity Expansion Projects.  Management has identified and developed several significant capital projects with an estimated total cost of approximately $400 million primarily aimed at (1) expanding refinery capacity, (2) enhancing operating reliability and flexibility, (3) complying with more stringent environmental, health and safety standards, and (4) improving our ability to process heavy sour crude feedstock varieties. Substantially all of these capital expenditures are expected to be made before the end of 2007.

The following major projects under this program are expected to be completed in 2006:

•	Construction of a new 23,000 bpd high pressure diesel hydrotreater and associated new sulfur recovery unit, which will allow the facility to meet the EPA Tier II Ultra Low Sulfur Diesel federal regulations; and

•	Expansion of one of the two gasification units within the fertilizer complex, which is expected to increase ammonia production by 5,500 tons per year.

The following major projects under this program expected to be completed in 2007 are intended to increase refinery processing capacity to up to 120,000 bpd, increase gasoline production and improve our liquid volume yield:

•	Refinery-wide capacity expansion by increasing throughput of the existing fluid catalytic cracking unit, delayed coker, and other major process units to be completed during a plant-wide turnaround scheduled to begin in the first quarter of 2007; and

•	Construction of a new grass roots 24,000 bpd continuous catalytic reformer to be completed in the third quarter of 2007.

Once completed, these projects are intended to significantly enhance the profitability of the refinery in environments of high crack spreads and allow the refinery to operate more profitably at lower crack spreads than is currently possible. Our experienced engineering and construction team is managing these projects in-house with support from established specialized contractors, thus giving us maximum control and oversight of execution.

We have also undertaken a study to review expansion of the refinery beyond the program described above. Preliminary engineering for the first stage of a potential multi-stage expansion has been approved by our board of directors. If approved for implementation, each stage of this expansion is intended to lower the refinery crude cost by allowing the plant to process significant additional volumes of lower cost heavy sour crude from Canada or offshore. If approved for implementation, the first phase of this expansion is intended to be completed during 2009.

Our Competitive Strengths

Regional Advantage and Strategic Asset Location.  Our refinery is one of only seven refineries located in the Coffeyville supply area within the mid-continent, a region where demand for refined products exceeded refining production by approximately 24% in 2005. Due to this favorable supply/demand imbalance combined with our lower pipeline transportation cost as compared to the U.S. Gulf Coast refiners, we estimate that the refining margins in our markets, as measured by the 2-1-1 crack spread, have exceeded U.S. Gulf Coast refining margins by approximately $1.39 per barrel on average for the last four years. Our nitrogen fertilizer business is well positioned to supply products to markets in Kansas, Missouri, Nebraska, Iowa, Illinois and Texas without incurring intermediate transfer, storage, barge or pipeline freight charges. We estimate that this locational advantage provides us with a distribution cost benefit over U.S. Gulf Coast ammonia importers of approximately $65 per ton and over U.S. Gulf Coast UAN importers of approximately $37 per ton, assuming in each case freight rates and handling charges for U.S. Gulf Coast importers as in effect in June 2006. These cost differentials represent a significant portion of the market price of these commodities.

Access to and Ability to Process Multiple Crude Oils.  Since June 2005 we have significantly expanded the variety of crude grades processed in any given month and have reduced our acquisition cost of crude relative to WTI by approximately $2.00 per barrel in the first half of 2006 compared to the first half of 2005. Proximity to the Cushing crude oil trading hub minimizes the likelihood of an interruption of supply. We intend to further diversify our sources of crude oil and, among other initiatives, have secured shipper rights on the newly built Spearhead pipeline, owned by CCPS Transportation, LLC (which is ultimately owned by Enbridge), which connects Chicago to the Cushing hub and provides us with an ability to secure incremental oil supplies from Canada. Further, we own and operate a crude gathering system located in northern Oklahoma and central Kansas which allows us to acquire quality crudes at a discount to WTI.

High Quality, Modern Asset Base with Solid Track Record.  We operate a complex full coking sour crude refinery. Our complexity allows us to optimize the yields of higher value transportation fuels, which currently account for over 95% of our liquid production output. From 1995 through the first half of 2006, we have invested approximately $300 million to modernize our oil refinery and to meet more stringent U.S. environmental, health and safety requirements. These expenditures in combination with our management’s operational expertise, have allowed us to increase our average refinery crude throughput rate from less than 90,000 bpd prior to June 2005 to over 102,000 bpd in the second quarter of 2006 with peak daily rates in excess of 108,000 bpd. Management’s consistent focus on reliability and safety earned us the NPRA Gold Award for safety in 2005. Our fertilizer plant, completed in 2000, is the newest, most efficient facility of its kind in North America and, since 2003, has demonstrated a consistent record of operating near full capacity. The fertilizer plant underwent a scheduled turnaround in 2006, and we have recently completed an expansion of the spare gasifier to increase the fertilizer production capacity.

Near Term Internal Expansion Opportunities.  Since June 2005, we have identified and developed several significant capital projects with an estimated total cost of approximately $400 million primarily aimed at (1) expanding refinery capacity, (2) enhancing operating reliability and flexibility, (3) complying with more stringent environmental, health and safety standards and (4) improving our ability to process heavy sour crude feedstock varieties. Once completed, these projects in aggregate are expected to significantly enhance the profitability of the refinery in environments of high crack spreads and allow the refinery to operate more profitably at lower crack spreads than is currently possible. We are also considering a fertilizer plant expansion, which we estimate could increase our capacity to upgrade ammonia into premium priced UAN by approximately 50% to 1,040,000 tons per year.

Unique Coke Gasification Fertilizer Plant.  Our nitrogen fertilizer plant is the only one of its kind in North America utilizing a coke gasification process to produce ammonia, and has significantly lower feedstock costs than all other predominantly natural gas-based fertilizer plants. We estimate that we would continue to have a production cost advantage in comparison to U.S. Gulf Coast ammonia producers at natural gas prices as low as $2.50 per million Btu. This cost advantage has been more pronounced in today’s natural gas price environment, as the reported Henry Hub natural gas price has fluctuated between $4.50 to $15.00 per million Btu since the end of 2003. Our fertilizer business has a secure raw material supply as approximately 80% of the pet coke required by the fertilizer plant is supplied by our refinery. The sustaining capital requirements for this business are low compared to its earnings and are expected to be in the range of $3 million to $5 million per year compared to operating income of our nitrogen fertilizer segment of $71.0 million for the combined twelve months ended December 31, 2005.

Experienced Management Team.  In conjunction with the acquisition of our business by Coffeyville Acquisition LLC in June 2005, a new senior management team was formed that blended the best of existing management with highly experienced new members. Our senior management team averages over 28 years of refining and fertilizer industry experience. Mr. John J. (Jack) Lipinski, our Chief Executive Officer, has over 34 years experience in the refining and chemicals industries, and prior to joining us in connection with the acquisition of Coffeyville Resources in June 2005, was in charge of a 550,000 bpd refining system and a multi-plant fertilizer system. Mr. Stanley A. Riemann, our Chief Operating Officer, has over 32 years of experience, and prior to joining us in March 2004, was in charge of one of the largest fertilizer manufacturing systems in the United States. Mr. James T. Rens, our Chief Financial Officer, has over 15 years experience in the energy and fertilizer industries, and prior to joining us in March 2004, was the chief financial officer of two fertilizer manufacturing companies. Our management team has made significant and rapid improvements on many fronts since the acquisition of Coffeyville Resources and has succeeded in increasing operating income and shareholder value.

Our Business Strategy

Our objective is to continue to increase economic throughput for our operating facilities, control manufacturing expenses and take advantage of market opportunities as they arise. We intend to use the following strategies to achieve this objective:

•	Continue to take advantage of favorable supply and demand dynamics in the mid-continent region;

•	Selectively invest in significant projects that enhance our operating efficiency and expand our capacity while rigorously controlling costs;

•	Continue to evaluate attractive growth opportunities through acquisitions and/or strategic alliances;

•	Increase our sales and supply capabilities of UAN, and other high value products, while finding lower cost sources of raw materials;

•	Continue to focus on being a reliable, low cost producer of petroleum and fertilizer products; and

•	Continue to focus on the reliability, safety and environmental performance of our operations.

Our History

Prior to March 3, 2004, our assets were operated as a small component of Farmland, an agricultural cooperative. Farmland filed for bankruptcy protection on May 31, 2002. Coffeyville Resources, LLC, a subsidiary of Coffeyville Group Holdings, LLC, won the bankruptcy court auction for Farmland’s petroleum business and a nitrogen fertilizer plant and completed the purchase of these assets on March 3, 2004. On June 24, 2005, pursuant to a stock purchase agreement dated May 15, 2005, Coffeyville Acquisition LLC acquired all of the subsidiaries of Coffeyville Group Holdings, LLC. The Goldman Sachs Funds and the Kelso Funds own substantially all of the common units of Coffeyville Acquisition LLC, which currently owns all of our capital stock.

Petroleum Business

Asset Description

We operate one of the seven refineries located in the Coffeyville supply area (Kansas, Oklahoma, Missouri, Nebraska and Iowa). The Company’s complex cracking and coking oil refinery has the capacity to produce 108,000 bpd which accounts for approximately 15% of the region’s output. As part of our comprehensive capital expenditure program, we expect to increase the refinery capacity to up to 120,000 bpd in 2007. The facility is situated on approximately 440 acres in southeast Kansas, approximately 80 miles from the Cushing, Oklahoma crude oil trading and storage hub.

The Coffeyville refinery is a complex facility. Complexity is a measure of a refinery’s ability to process crude in a more economic manner. It is also a measure of a refinery’s ability to convert lower cost, more abundant heavier and sour crudes into greater volumes of higher valued refined products such as gasoline, thereby providing a competitive advantage over less complex refineries. At the time of the Subsequent Acquisition we had a modified Solomon complexity score of approximately 10.0. Due to the refinery’s complexity, higher value products such as gasoline and diesel represent approximately an 89% product yield on a total throughput basis. Other products include slurry, light cycle oil, vacuum tower bottom, or VTB, reformer feeds, gas oil, pet coke and sulfur. All of our pet coke by-product is consumed by our adjacent nitrogen fertilizer business, which enables the fertilizer plant to be cost effective, because pet coke is utilized in lieu of higher priced natural gas.

The refinery has undergone numerous expansions and upgrades over the last 10 years, with aggregate non-maintenance capital expenditures of approximately $200 million. Following completion of our present capital expenditure program we expect the Solomon complexity score to rise from 10.0 to 11.2, making the Coffeyville refinery one of the most complex mid-continent refineries.

The refinery consists of two crude units with maximum sustainable capacities of 75,000 bpd and 45,000 bpd. It has two vacuum units with 21,000 bpd and 16,000 bpd capacities. The availability of more than one crude and vacuum unit creates redundancy in the refinery system and enables us to continue to run the refinery even if one of these units were to shut down for scheduled or unscheduled plant maintenance and upgrades. However, the maximum combined capacity of the crude units is limited by the overall downstream capacity of the vacuum units and other units.

Our petroleum business also includes the following auxiliary operating assets:

•	Crude Oil Gathering System. We own and operate a 25,000 bpd crude oil gathering system comprised of over 300 miles of feeder and trunk pipelines, 40 trucks and associated storage facilities for gathering light, sweet Kansas and Oklahoma crude oils purchased from independent crude producers. We have also leased a section of a third-party pipeline that will allow us to gather additional volumes of attractively priced quality crudes.

•	Phillipsburg Terminal. We own storage and terminalling facilities for asphalt and refined fuels at Phillipsburg, Kansas. The asphalt facilities are leased to third parties on a throughput basis.

Feedstocks Supply

Our refinery has the capability to process a blend of heavy sour as well as light sweet crudes. Currently, our refinery processes crude from a broad array of sources, approximately two-thirds domestic and one-third foreign. We purchase foreign crudes from Latin America, South America, the Middle East, West Africa, the North Sea and Canada. We purchase domestic crudes that meet pipeline specifications from Kansas, Oklahoma, Texas, and offshore deepwater Gulf of Mexico production. Given our refinery’s ability to process a wide variety of crudes and ready access to multiple sources of crude, we have never curtailed production due to lack of crude access. Other feedstocks include natural gasoline, various grades of butanes, vacuum gas oil, vacuum tower bottom, or VTB, and others which are sourced from the Conway/Group 140 storage facility or regional refinery suppliers. Below is a summary of our historical feedstock inputs:

	Year Ended December 31,						Six Months Ended June 30,
	2000	2001	2002	2003	2004	2005	2005	2006
	(in barrels)

Crude oil	31,286,728	30,880,860	27,172,830	31,207,718	33,227,971	33,250,518	15,982,325	17,028,988
Natural gasoline	766,228	694,552	1,093,629	483,362	317,874	455,587	111,620	163,371
Normal butane	—	—	—	—	530,575	467,176	158,116	163,116
Isobutane	924,875	1,142,098	1,037,855	1,627,989	1,615,898	1,398,694	645,660	745,698
Alky feed	—	—	—	—	—	68,636	51,961	24,796
Gas oil	—	—	—	—	—	155,344	34,574	189,744
Vacuum tower bottom	53,453	32,951	98,371	109,974	105,981	99,362	99,234	30,208

Total Inputs	33,031,284	32,750,461	29,402,685	33,429,043	35,798,299	35,895,317	17,083,490	18,345,921

Crude is supplied to our refinery through our wholly owned gathering system and by pipeline.

Our crude gathering system was expanded in 2006 and now supplies in excess of 22,000 bpd of crude to the refinery (approximately 20% of total supply). A third party pipeline was leased in 2006 that will serve as part of our pipeline system and will allow for further buying of attractively priced locally produced crudes. Locally produced crudes are delivered to the refinery at a discount to WTI and are of similar quality to WTI. These lighter sweet crudes allow us to blend higher percentages of low cost crudes such as heavy sour Canadian while maintaining our target medium sour blend.

Crude oils sourced outside of our proprietary gathering system are first delivered by common carrier pipelines (primarily Seaway) into various terminals in Cushing, Oklahoma, where they are blended and then delivered to Caney, Kansas via a pipeline owned by Plains All American L.P. Crudes are delivered to our refinery from Caney, Kansas via a 145,000 bpd proprietary pipeline system, which we own. We also maintain capacity on the Spearhead Pipeline owned by Enbridge from Canada. As part of our crude supply optimization efforts, we lease approximately 1,550,000 barrels of crude oil storage in Cushing, and recently contracted to purchase approximately 300 acres of land in the heart of the Cushing crude storage district, which we expect will provide us a storage expansion option should the addition of crude storage be required in the future.

The following table sets forth the feedstock pipelines used by the oil refinery as of June 30, 2006:

Nominal
Pipeline	Capacity (bpd)

Seaway Pipeline (TEPPCO) from U.S. Gulf Coast to Cushing, Oklahoma	350,000
Spearhead (CCPS/Enbridge) from Griffith (Chicago) to Cushing, Oklahoma	125,000
Coffeyville Crude Oil Pipeline System from Caney, Kansas to Oil Refinery	145,000
Coffeyville Crude Oil Gathering and Trucking System	25,000
Natural Gas Liquid (NGL) Connection from/to Conway, Kansas through MAPCO and ONEOK	15,000
Plains-Cushing to Caney, Kansas	97,000
Sun Logistics Pipeline from U.S.G.C. to Cushing, Oklahoma	120,000

We purchase most of our crude oil requirements outside of our proprietary gathering system under a credit intermediation agreement with J. Aron. The credit intermediation agreement helps us reduce our inventory position and mitigate crude pricing risk. Once we identify cargos of crude oil and pricing terms that meet our requirements, we notify J. Aron which then provides, for a fee, credit, transportation and other logistical services for delivery of the crude to the crude oil tank farm. Generally, we select crude oil approximately 30 to 45 days in advance of the time the related refined products are to be marketed, except for Canadian and West African crude purchases which require an additional 30 days of lead time due to transit considerations.

Transportation Fuels

•	Gasoline. Gasoline typically accounts for approximately 47% of our refinery’s production. Our oil refinery produces various grades of gasoline, ranging from 84 sub-octane regular unleaded to 91 octane premium unleaded and uses a computerized component blending system to optimize gasoline blending.

•	Distillates. Kerosene, diesel and off-road diesel typically account for approximately 41% of the refinery’s production. The majority of the diesel fuel we produce is low-sulfur.

The following table summarizes our historical oil refinery yields:

	Year Ended					Six Months Ended
	December 31,					June 30,
	2001	2002	2003	2004	2005	2005	2006
	(in barrels)

Gasoline:
Regular unleaded	15,118,607	14,071,304	16,531,362	16,703,566	16,154,172	7,512,804	8,382,403
Premium unleaded	423,898	306,334	298,789	220,908	261,467	136,075	270,207
Sub-octane unleaded	803,590	754,264	773,831	797,416	109,774	59,986	80,599

Total gasoline	16,346,095	15,131,902	17,603,982	17,721,890	16,525,413	7,708,865	8,733,209
Distillate:
Kerosene	25,675	26,085	25,149	23,256	32,302	8,091	(5,542)
Jet fuel	97,354	—	—	—	—
No. 1 distillate	278,325	124,741	342,363	99,832	261,048	28,857	3,272
No. 2 low sulfur distillate	6,708,536	6,526,883	7,899,132	8,896,701	9,129,518	4,062,492	5,599,539
No. 2 high sulfur distillate	3,138,236	2,268,116	3,017,785	3,500,351	3,916,658	2,160,909	2,031,624
Diesel	2,105,709	1,923,370	1,258,279	1,425,897	1,259,308	748,896	22,869

Total distillate	12,353,835	10,869,195	12,542,708	13,946,037	14,598,834	7,009,245	7,651,762
Liquid by-products:
NGL (propane, butane)	676,753	583,095	734,737	1,137,645	696,637	337,088	342,989
Slurry	507,407	445,784	532,236	500,692	562,657	229,339	375,492
Light cycle oil sales	214,504	84,146	42,571	—	—	—
VTB sales	188,684	8,212	26,438	150,700	134,899		25,949
Reformer feed sales	207,154	—	—	79,906	230,785	147,178	180,360
Gas oil sales	—	84,673	—	—	66,274	66,274	—

Total liquid by-products	1,794,502	1,205,910	1,335,982	1,868,943	1,691,252	779,879	924,790
Solid by-products:
Coke	2,751,298	2,068,031	1,956,619	2,384,414	2,439,297	1,193,304	1,273,412
Sulfur	92,918	74,226	131,137	88,744	100,035	36,434	44,755

Total solid by-products	2,844,216	2,142,257	2,087,756	2,473,158	2,539,332	1,229,738	1,318,167
NGL production	226,159	52,682	(8,539)	—	548,883	291,635	218,419
In process change	(347,599)	114,945	(120,122)	(12,369)	265,280	200,697	(307,639)
Produced fuel	1,369,413	1,268,388	1,489,030	1,636,665	1,557,689	762,026	812,823
Processing loss (gain)	(1,836,160)	(1,382,594)	(1,501,754)	(1,836,025)	(1,831,366)	(898,595)	(1,005,610)

Total yields	32,750,461	29,402,685	33,429,043	35,798,299	35,895,317	17,083,490	18,345,921

Our oil refinery’s long-term capacity utilization has steadily improved over the years. To further enhance capacity utilization, our operations management initiatives and capital expenditures program are focused on improving crude slate flexibility, increasing inbound NGL pipeline capacity and optimizing use of raw materials and in-process feedstock.

The following table summarizes storage capacity at the oil refinery as of June 30, 2006 which we believe is sufficient for our current needs:

Product	Capacity (barrels)

Gasoline	767,000
Distillates	1,068,000
Intermediates	1,004,000
Crude oil(1)	1,194,000

(1)	Crude oil storage consists of 674,000 barrels of refinery storage capacity and 520,000 barrels of field storage capacity.

Distribution Pipelines and Product Terminals

We focus our marketing efforts on the midwestern states of Oklahoma, Kansas, Missouri, Nebraska, and Iowa for the sale of our petroleum products because of their relative proximity to our oil refinery and their pipeline access. Since the Subsequent Acquisition, we have significantly expanded our rack sales directly to the customers as opposed to origin bulk sales. Currently, approximately 20% of the refinery’s products are sold through the rack system directly to retail and wholesale customers while the remaining 80% is sold through pipelines via bulk spot and term contracts.

We are able to distribute gasoline, diesel fuel, and natural gas liquids produced at the refinery either into the Magellan or Enterprise pipeline and further on through Valero and other Magellan systems or via the trucking system. The Magellan #2 and #3 pipelines are connected directly to the refinery and transport products to Kansas City and other northern cities. The Valero and Magellan (Mountain) pipelines are accessible via the Enterprise outbound line or through the Magellan system at El Dorado, Kansas. Our modern three-bay, bottom-loading fuels loading rack has been in service since July 1998 with a maximum delivery capability of 225 trucks per day or 40,000 bpd of finished gasoline and diesel fuels. We own and operate storage and terminalling facilities in Phillipsburg, Kansas. We lease this storage to third parties and charge for the terminalling services. The truck terminal includes two loading locations with a capacity of approximately 95 trucks per day.

Below is a detailed summary of our product distribution pipelines and their capacities:

Pipeline	Capacity (bpd)

Magellan Pipeline #3-8” Line (from Coffeyville to northern cities via Caney, Kansas)	32,000
Magellan Pipeline #2-10” Line (from Coffeyville to northern cities via Barnsdall, Oklahoma)	81,000
Enterprise Pipeline (provides accessibility to Magellan (Mountain) and Valero systems at El Dorado, Kansas)	12,000
Truck Loading Rack Delivery System	40,000

The following map depicts part of the Magellan pipeline, which the oil refinery uses for the majority of its distribution.

Source: Magellan Midstream Partners, L.P.

Nitrogen Fertilizer Business

We operate the largest single train ammonia and UAN production facility in North America, with ammonia production capacity of 430,000 tons per year and UAN production capacity of 720,000 tons per year. It is the only nitrogen fertilizer plant in North America utilizing a coke gasification process to generate hydrogen feedstock that is further converted to ammonia for the production of nitrogen fertilizers. We are also considering a fertilizer plant expansion, which we estimate could increase our capacity to upgrade ammonia into premium priced UAN by approximately 50% to 1,040,000 tons per year.

Our facility uses a gasification process licensed from The General Electric Company, or General Electric to convert pet coke to high purity hydrogen for subsequent conversion to ammonia. It uses between 950 to 1,050 tons per day of pet coke from the refinery and another 250 to 300 tons per day from third-party sources and converts it all to approximately 1,200 tons per day of ammonia. Our fertilizer plant has demonstrated consistent levels of production at levels close to full capacity and has the following advantages compared to competing natural gas-based facilities:

Significantly Lower Cost Position.  Our coke gasification process allows us to use less than 1% of the natural gas relative to other nitrogen based fertilizer facilities that are heavily dependent upon natural gas and are thus heavily impacted by natural gas price swings. Because our plant uses pet coke, we have a significant cost advantage over other North American natural gas-based fertilizer producers. The adjacent refinery supplies approximately 80% of our raw material.

Strategic Location with Transportation Advantage.  We believe that selling products to customers in close proximity to our UAN plant and reducing transportation costs are keys to maintaining our profitability. Due to our favorable location relative to end users and high product demand relative to production volume all of our product shipments are targeted to freight advantaged destinations located in the U.S. farm belt. The available ammonia production at our nitrogen fertilizer plant is small and easily sold into truck and rail delivery points. Our products leave the plant either in trucks for direct shipment to customers or in railcars for principally Union Pacific Railroad destinations. We do not incur any intermediate transfer, storage, barge freight, or pipeline freight charges. Consequently, we estimate that our plant enjoys a distribution cost advantage over U.S. Gulf Coast ammonia importers of approximately $65 per ton and over U.S. Gulf Coast UAN importers of approximately $37 per ton, assuming in each case freight rates and handling charges for U.S. Gulf Coast importers as in effect in June 2006. Such cost differentials represent a significant portion of the market price of these commodities. For example, since the end of 2004, ammonia prices have fluctuated between $290 and $424 per ton, and UAN prices have fluctuated between $175 and $230 per ton.

High and Increasing Capacity Utilization.  Capacity utilization has increased steadily over the last five and a half years of operation. The gasifier on-stream factor (a measure of how long the gasifier has been operational over a period) was 98.1% and 97.4% for 2005 and for the first six months of 2006, respectively. We expect that efficiency of the plant will continue to improve with operator training, replacement of unreliable equipment, and reduced dependence on contract maintenance.

	Year Ended
	December 31,				Six Months Ended June 30,
	2002	2003	2004	2005	2005	2006

Gasifier on-stream(1)	78.6%	90.1%	92.4%	98.1%	97.5%	97.4%
Ammonia capacity utilization(2)	66.0%	83.6%	76.8%	102.9%	101.3%	103.2%
UAN capacity utilization(3)	79.4%	93.3%	97.0%	121.2%	118.7%	121.0%

(1)	On-stream factor is the total number of hours operated divided by the total number of hours in the reporting period.

(2)	Based on nameplate capacity of 1,100 tons per day.

(3)	Based on nameplate capacity of 1,500 tons per day.

Raw Material Supply

Our nitrogen fertilizer facility’s primary input is pet coke, approximately 80% of which is supplied by our adjacent oil refinery at market prices. Historically we have obtained a small amount of pet coke from third parties. We have had a reliable and sufficient supply of third-party pet coke from other Midwestern refineries at spot prices. We believe that optimization of the use of our oil refinery’s coker should reduce the need for third-party pet coke. If necessary, the gasifier can also operate on low grade coal, which provides an additional raw material source. There are significant supplies of low grade coal within a 60 mile radius of our plant.

The BOC Group owns, operates, and maintains the air separation plant that provides contract volumes of oxygen, nitrogen, and compressed dry air to the gasifier for a monthly fee. We provide and pay for all utilities required for operation of the air separation unit. The air separator plant has not experienced any long-term operating problems. The nitrogen fertilizer plant is covered for business insurance for up to $1.25 billion in case of any interruption in the supply of oxygen from The BOC Group. Our agreement with The BOC Group expires in 2020.

We import start-up steam for the fertilizer plant from our adjacent oil refinery, and then export steam back to the oil refinery once all units are in service. Monthly charges and credits are booked with steam valued at the gas price for the month.

Production Process

Our nitrogen fertilizer plant was built in 2000 with a pair of gasifiers to provide reliability. Following a turnaround completed in the second quarter of 2006, the plant is capable of processing approximately 1,300 tons per day of pet coke from the oil refinery and third-party sources and converting it into approximately 1,200 tons per day of ammonia. It uses a gasification process licensed from General Electric to convert the pet coke to high purity hydrogen for subsequent conversion to ammonia. A majority of the ammonia is converted to approximately 2,075 tons per day of UAN. Typically 0.41 tons of ammonia are required to produce one ton of UAN.

Pet coke is first ground and blended with water and a fluxant to form a slurry that is then pumped into the partial oxidation gasifier. The slurry is then contacted with oxygen from an air separation unit, or ASU. Partial oxidation reactions take place and the synthesis gas, or syngas, consisting predominantly of hydrogen and carbon monoxide, is formed. The mineral residue from the slurry is a molten slag and flows along with the syngas into a quench chamber. The syngas and slag are rapidly cooled and the syngas is separated from the slag.

Slag becomes a by-product of the process. The syngas is scrubbed and saturated with moisture. The syngas next flows through a shift unit where the carbon monoxide in the syngas is reacted with the moisture to form hydrogen and carbon dioxide. The heat from this reaction generates saturated steam. This steam is combined with steam produced in the ammonia unit and the excess steam not consumed by the process is sent to the adjacent oil refinery.

After additional heat recovery, the high-pressure syngas is cooled and processed in the acid gas removal, or AGR, unit. The syngas is then fed to a pressure swing absorption, or PSA, unit, where the remaining impurities are extracted. The PSA unit reduces residual carbon monoxide and carbon dioxide levels to trace levels, and the moisture-free, high-purity hydrogen is sent directly to the ammonia synthesis loop.

The hydrogen is reacted with nitrogen from the ASU in the ammonia unit to form the ammonia product. A portion of the ammonia is converted to UAN.

The following is an illustrative Nitrogen Fertilizer Plant Process Flow Chart:

Critical equipment is set up on routine maintenance schedules using our own maintenance technicians. We have a Technical Services Agreement with General Electric which licensed the gasification technology to us. Under this agreement, General Electric experts provide technical advice and technological updates from their ongoing research as well as other licensees’ operating experiences.

Distribution

The primary geographic markets for our fertilizer products are Kansas, Missouri, Nebraska, Iowa, Illinois, and Texas. We market our ammonia products to industrial and agricultural customers and our UAN products to agricultural customers. The direct application agricultural demand from our nitrogen fertilizer plant occurs in three main use periods. The summer wheat pre-plant occurs in

August and September. The fall pre-plant occurs in late October and November. The highest level of ammonia demand is traditionally observed in the spring pre-plant period, from March through May. There are also small fill volumes that move in the off-season to fill the available storage at the dealer level.

Ammonia and UAN are distributed by truck or by railcar. If delivered by truck, products are sold on a freight-on-board basis, and freight is normally arranged by the customer. We also own and lease a fleet of railcars. We also negotiate with distributors that have their own leased railcars to utilize these assets to deliver products. We own all of the truck and rail loading equipment at our facility. We operate two truck loading and eight rail loading racks for each of ammonia and UAN.

Sales and Marketing

Petroleum Business

We focus our marketing efforts on the Midwestern states of Oklahoma, Kansas, Missouri, Nebraska, and Iowa and frequently Colorado, as economics dictate, for the sale of our petroleum products because of their relative proximity to our refinery and their pipeline access. Our refinery produces approximately 90,000 bpd of gasoline and distillates, which we estimate was approximately 11% of the demand for gasoline and distillates in our target market area in the first half of 2006.

Nitrogen Fertilizer Business

The primary geographic markets for our fertilizer products are Kansas, Missouri, Nebraska, Iowa, Illinois, and Texas. We market our ammonia products to industrial and agricultural customers and our UAN products to agricultural customers. The direct application agricultural demand from our nitrogen fertilizer plant occurs in three main use periods. The summer wheat pre-plant occurs in August and September. The fall pre-plant occurs in late October and in November. The highest level of ammonia demand is traditionally in the spring pre-plant period, from March through May. There are also small fill volumes that move in the off-season to fill the available storage at the dealer level.

We market our agricultural products to destinations that produce the best margins for our business. These markets are primarily located on the Union Pacific railroad or destinations which can be supplied by truck. By securing this business directly, we reduce our dependence on distributors serving the same customer base, which enables us to capture a larger margin and allows us to better control our product distribution. Most of our agricultural sales are made on a competitive spot basis. We also offer products on a prepay basis for in-season demand. The heavy in-season demand periods are spring and fall in the corn belt and summer in the wheat belt. Some of our industrial sales are spot sales, but most are on annual or multiyear contracts. Industrial demand for ammonia provides consistent sales and allows us to better manage inventory control and generate consistent cash flow.

Customers

Petroleum Business

Customers for our petroleum products include other refiners, convenience store companies, railroads and farm cooperatives. We have bulk term contracts in place with most of these customers, which typically extend from a few months to one year in length. Our shipments to these customers are typically in the 10,000 to 60,000 barrel range (420,000 to 2,250,000 gallons) and are delivered by pipeline. We enter into these types of contracts in order to lock in a committed volume at market prices to ensure an outlet for our refinery production. For the year ended December 31, 2005, CHS Inc., SemFuel LP, QuikTrip Corporation and GROWMARK, Inc. accounted for 16.2%, 15.9%, 15.8% and 10.8%, respectively, of our petroleum business sales and for the six months ended June 30, 2006, they accounted for 2.1%, 13.6%, 16.8% and 9.8%, respectively. We sell bulk products based on industry market related indexes such as Platt’s or NYMEX related Group Market (Midwest) prices.

In addition to bulk sales, we have implemented an aggressive rack marketing initiative. Utilizing the Magellan pipeline system we are able to reach customers such as QuikTrip, Casey’s, Murphy, Hy-Vee, Pilot Travel Centers, Flying J Truck Stops, Krause-Gentel (Kum and Go) and others. Our longer term, target customers may include industrial and commercial end users, railroads, and farm cooperatives that buy in truckload quantities. Truck terminal sales are at daily posted prices which are influenced by competitor pricing and spot market factors. Rack prices are typically higher than bulk prices.

Nitrogen Fertilizer Business

We sell ammonia to agricultural and industrial customers. We sell approximately 80% of the ammonia we produce to agricultural customers, such as farmers in the mid-continent area between North Texas and Canada, and approximately 20% to industrial customers. Our agricultural customers include distributors such as MFA, United Suppliers, Inc., Brandt Consolidated Inc., Interchem, GROWMARK, Inc., Mid West Fertilizer Inc., DeBruce Grain, Inc., and Agriliance, LLC. Our industrial customers include Tessenderlo Kerley, Inc. and Truth Chemical. We sell UAN products to retailers and distributors. For the year ended December 31, 2005 and the six months ended June 30, 2006, our top five ammonia customers in the aggregate represented 55.2% and 52.6% of our ammonia sales, respectively, and our top five UAN customers in the aggregate represented 43.1% and 29.2% of our UAN sales, respectively. During the year ended December 31, 2005, Brandt Consolidated Inc. and MFA accounted for 23.3% and 13.6% of our ammonia sales, respectively, and Agriliance and ConAgra Fertilizer accounted for 14.7% and 12.7% of our UAN sales, respectively. During the six months ended June 30, 2006, Brandt Consolidated Inc. and MFA accounted for 22.9% and 12.5% of our ammonia sales, respectively, and Agriliance and ConAgra Fertilizer accounted for 6.4% and 5.5% of our UAN sales, respectively.

Competition

We have experienced and expect to continue to meet significant levels of competition from current and potential competitors, many of whom have significantly greater financial and other resources. See “Risk Factors — Risks Related to Our Petroleum Business — We face significant competition, both within and outside of our industry. Competitors who produce their own supply of feedstocks, have extensive retail outlets, make alternative fuels or have greater financial resources than we do may have a competitive advantage over us” and “Risk Factors — Risks Related to Our Nitrogen Fertilizer Business — Our fertilizer products are global commodities, and we face intense competition from other nitrogen fertilizer producers.”

Petroleum Business

Our oil refinery in Coffeyville, Kansas ranks third in processing capacity and fifth in refinery complexity, among the seven mid-continent fuels refineries. The following table presents certain information about us and the six other major mid-continent fuel oil refineries with which we compete:

		Crude Capacity	Solomon
		(barrels per	Complexity
Company	Location	calendar day)	Index

ConocoPhillips	Ponca City, OK	187,000	12.5
Frontier Oil	El Dorado, KS	110,000	13.3
CVR Energy	Coffeyville, KS	108,000	10.0
Valero	Ardmore, OK	88,000	11.3
NCRA	McPherson, KS	82,200	14.1
Gary Williams Energy	Wynnewood, OK	52,500	8.0
Sinclair	Tulsa, OK	50,000	8.3

Mid-continent Total:		677,700

Source: Oil and Gas Journal. A Sunoco refinery located in Tulsa, Oklahoma was excluded from this table because it is not a stand-alone fuels refinery.

We compete with our competitors primarily on the basis of price, reliability of supply, availability of multiple grades of products and location. The principal competitive factors affecting our refining operations are costs of crude oil and other feedstock costs, refinery complexity, refinery efficiency, refinery product mix and product distribution and transportation costs. The location of our refinery provides us with a reliable supply of crude oil and a transportation cost advantage over our competitors.

Our competitors include trading companies such as SemFuel, L.P., Western Petroleum, Center Oil, Tauber Oil Company, Morgan Stanley and others. In addition to competing refineries located in the mid-continent United States, our oil refinery also competes with other refineries located outside the region that are linked to the mid-continent market through an extensive product pipeline system. These competitors include refineries located near the U.S. Gulf Coast and the Texas Panhandle region.

Our refinery competition also includes branded, integrated and independent oil refining companies such as BP, Shell, ConocoPhillips, Valero, Sunoco and Citgo, whose strengths include their size and access to capital. Their branded stations give them a stable outlet for refinery production although the branded strategy requires more working capital and a much more expensive marketing organization.

Nitrogen Fertilizer Business

Competition in the nitrogen fertilizer industry is dominated by price considerations. However, during the spring and fall application seasons, farming activities intensify and delivery capacity is a significant competitive factor. We maintain a large fleet of rail cars and we seasonally adjust inventory to enhance our manufacturing and distribution operations.

Domestic competition, mainly from regional cooperatives and integrated multinational fertilizer companies, is intense due to customers’ sophisticated buying tendencies and production strategies that focus on cost and service. Also, foreign competition exists from producers of fertilizer products manufactured in countries with lower cost natural gas supplies. In certain cases, foreign producers of fertilizer who export to the United States may be subsidized by their respective governments. Our major competitors include Koch Nitrogen, Terra and CF Industries, among others.

Our nitrogen fertilizer plant’s main competition in ammonia marketing are Koch’s plants at Beatrice, Nebraska, Dodge City, Kansas and Enid, Oklahoma, as well as Terra’s plants in Verdigris and Woodward, Oklahoma and Port Neal, Iowa.

Based on Fertecon and Blue Johnson research, our UAN production represents approximately 5.7% of the total U.S. demand. The net ammonia produced and marketed at Coffeyville represents less than 1% of the total U.S. demand.

Environmental Matters

Our business and operations are subject to extensive and frequently changing federal, state and local laws and regulations relating to the protection of the environment. These laws, their underlying regulatory requirements and the enforcement thereof, some of which are described below, impact our business and operations by imposing:

•	restrictions on operations and/or the need to install enhanced or additional controls;

•	the need to obtain and comply with permits and authorizations;

•	liability for the investigation and remediation of contaminated soil and groundwater at current and former facilities and off-site waste disposal locations; and

•	specifications for the products we market, primarily gasoline, diesel fuel, UAN and ammonia.

The petroleum refining industry is subject to frequent public and governmental scrutiny of its environmental compliance. As a result, the laws and regulations to which we are subject are often evolving and many of them have become more stringent or become subject to more stringent interpretation or enforcement by federal and state agencies. The ultimate impact of complying with existing laws and regulations is not always clearly known or determinable due in part to the fact that our operations may change over time and certain implementing regulations for laws such as the Resource Conservation and Recovery Act, or the RCRA, and the Clean Air Act have not yet been finalized, are under governmental or judicial review or are being revised. These regulations and other new air and water quality standards and stricter fuel regulations could result in increased capital, operating and compliance costs.

The principal environmental risks associated with our operations are air emissions, releases of hazardous substances into the environment, and the treatment and discharge of wastewater. The legislative and regulatory programs that affect these areas are outlined below.

The Clean Air Act

The Clean Air Act and its underlying regulations as well as the corresponding state laws and regulations that regulate emissions of pollutants into the air affect our operations both directly and indirectly. Direct impacts may occur through Clean Air Act permitting requirements and/or emission control requirements relating to specific air pollutants. The Clean Air Act indirectly affects our operations by extensively regulating the air emissions of sulfur dioxide, or SO2, volatile organic compounds, nitrogen oxides and other compounds including those emitted by mobile sources, which are direct or indirect users of our products.

The Clean Air Act imposes stringent limits on air emissions, establishes a federally mandated permit program and authorizes civil and criminal sanctions and injunctions for any failure to comply. The Clean Air Act also establishes National Ambient Air Quality Standards, or NAAQS, that states must attain. If a state cannot attain the NAAQS (i.e., is in nonattainment), the state will be required to reduce air emissions to bring the state into attainment. A geographic area’s attainment status is based on the severity of air pollution. A change in the attainment status in the area where our facilities are located could necessitate the installation of additional controls. At the current time, all areas that we operate in are classified as attainment for NAAQS.

There have been numerous other recently promulgated National Emission Standards for Hazardous Air Pollutants, NESHAP or MACT, including, but not limited to, the Organic Liquid Distribution MACT, the Miscellaneous Organic NESHAP, Gasoline Distribution Facilities MACT, Reciprocating Internal Combustion Engines MACT, Asphalt Processing MACT, Commercial and Institutional Boilers and Process Heaters standards. Some or all of these MACT standards or future promulgations of MACT standards may require the installation of controls or changes to our operations in order to comply. If we are required to install controls or change our operations, the costs could be significant. These new requirements, other requirements of the Clean Air Act, or other presently existing or future environmental regulations could cause us to expend substantial amounts to comply and/or permit our refinery to produce products that meet applicable requirements.

Air Emissions.  The regulation of air emissions under the Clean Air Act requires us to obtain various operating permits and to incur capital expenditures for the installation of certain air pollution control devices at our refinery. Various regulations specific to, or that directly impact, our industry have been implemented, including regulations that seek to reduce emissions from refineries’ flare systems, sulfur plants, large heaters and boilers, fugitive emission sources and wastewater treatment systems. Some of the applicable programs are the Benzene Waste Operations NESHAP, New Source Performance Standards, New Source Review, and Leak Detection and Repair. We have incurred, and expect to continue to incur, substantial capital expenditures to maintain compliance with these and other air emission regulations.

The EPA recently embarked on a Petroleum Refining Initiative alleging industry-wide noncompliance with four “marquee” issues — New Source Review, flaring, leak detection and repair, and the Benzene Waste Operations NESHAP. The Petroleum Refining Initiative has resulted in many refiners entering into consent decrees imposing civil penalties and requiring substantial expenditures for additional or enhanced pollution control. At this time, we do not know how, if at all, the Petroleum Refining Initiative will affect us. However, in March 2004, we entered into a Consent Decree with the EPA and the KDHE to resolve air compliance concerns raised by the EPA and KDHE related to Farmland’s prior operation of our oil refinery. The Consent Decree covers some, but not all, of the Petroleum Refining Initiative’s marquee issues.

Under the Consent Decree, we agreed to install controls on certain process equipment and make certain operational changes at our refinery. As a result of our agreement to install certain controls and implement certain operational changes, the EPA and KDHE agreed not to impose civil penalties, and provided a release from liability for Farmland’s alleged noncompliance with the issues addressed by the Consent Decree. Pursuant to the Consent Decree, in the short term, we have increased the use of catalyst additives to the fluid catalytic cracking unit at the facility to reduce emissions of SO2. We will begin adding catalyst to reduce oxides of nitrogen, or NOx, in 2007. In the long term, we will install controls to minimize both SO2 and NOx emissions, which under terms of the Consent Decree require that final controls be in place by January 1, 2011. In addition, pursuant to the Consent Decree, we assumed certain cleanup obligations at the Coffeyville refinery and the Phillipsburg terminal. We agreed to retrofit certain heaters at the refinery with Ultra Low NOx burners. All heater retrofits have been performed and we are currently verifying that the heaters meet the Ultra Low NOx standards required by the Consent Decree. The Ultra Low NOx heater technology is in widespread use throughout the industry. There are other permitting, monitoring, record-keeping and reporting requirements associated with the Consent Decree. The overall cost of complying with the Consent Decree is expected to be approximately $23 million, of which approximately $17 million is expected to be capital expenditures and which does not include the cleanup obligations. No penalties are expected to be imposed as a result of the Consent Decree.

Fertilizer Plant Audit.  We conducted an air permitting compliance audit of our fertilizer plant pursuant to agreements with EPA and KDHE immediately after Immediate Predecessor acquired the fertilizer plant in 2004. The audit revealed that the fertilizer plant was not properly permitted under the Clean Air Act and its implementing regulations and corresponding Kansas environmental statutes and regulations. As a result, the fertilizer plant performed air modeling to demonstrate that the current emissions from the facility are in compliance with federal and state air quality standards, and that the air pollution controls that are in place are the controls that are required to be in place. In the event that the EPA or KDHE determines that additional controls are required, we may incur significant expenditures to comply. The completion of this process requires that we submit a new permit application, which we have done. We are now awaiting the final permit approval from KDHE at which time we will file a Title V air operating permit application that will include the relevant terms and conditions of the new air permit.

Air Permitting.  The petroleum refinery is a “major source” of air emissions under the Title V permitting program of the federal Clean Air Act. A final Class I (major source) operating permit was issued for our oil refinery in August 2006. We are currently in the process of amending the Title V permit to include the recently approved expansion project permit and the continuous catalytic reformer permit.

The fertilizer plant has agreed to file a new Title V operating air permit application because the voluntary fertilizer plant audit (described in more detail above) revealed that the fertilizer plant should be permitted as a “major source” of certain air pollutants. In the meantime, the fertilizer plant is operating under the Clean Air Act’s “application shield” (which protects permittees from enforcement while an operating permit is being issued as long as the permittee complies with the permit conditions contained in the permit application), the current construction permits, other KDHE approvals and the protections of the federal and state audit policies. Once the current air permit application is approved, we will file the final Title V permit application that will contain all terms and conditions imposed under the new permit and any other permits and/or approvals in place. We do not anticipate significant cost or difficulty in obtaining these permits. However, in the event that the EPA or KDHE determines that additional controls are required, we may incur significant expenditures to comply.

We believe that we hold all material air permits required to operate the Phillipsburg Terminal and our crude oil transportation company’s facilities.

Release Reporting

The release of hazardous substances or extremely hazardous substances into the environment is subject to release reporting of threshold quantities under federal and state environmental laws. Our operations periodically experience releases of hazardous substances and extremely hazardous substances that could cause us to become the subject of a government enforcement action or third-party claims. We report such releases promptly to federal and state environmental agencies.

Prior to the acquisition of the nitrogen fertilizer plant by Immediate Predecessor in 2004 and during the period the plant was owned by Immediate Predecessor, the facility experienced heat exchanger equipment deterioration at an unanticipated rate, resulting in upset/malfunction air releases of ammonia into the environment. We replaced the equipment in August 2004 with a new metallurgy design that also experienced an unanticipated deterioration rate. The new equipment was subsequently replaced in 2005 by a redesigned exchanger with upgraded metallurgy, which has operated without additional ammonia emissions. Other critical exchanger metallurgy was upgraded during our most recent July 2006 turnaround. We have reported the excess emissions of ammonia to EPA and KDHE as part of an air permitting audit of the facility. Additional equipment, repairs to existing equipment, changes to current operations, government enforcement or third-party claims could result in significant expenditures and liability.

Fuel Regulations

Tier II, Low Sulfur Fuels.  The EPA interprets the Clean Air Act to authorize the EPA to require modifications in the formulation of the refined transportation fuel products we manufacture in order to limit the emissions associated with their final use. The EPA believes such limits are necessary to protect new automobile emission control systems that may be inhibited by sulfur in the fuel. For example, in February 2000, EPA promulgated the Tier II Motor Vehicle Emission Standards Final Rule

for all passenger vehicles, establishing standards for sulfur content in gasoline. These regulations mandate that the sulfur content of gasoline at any refinery shall not exceed 30 ppm during any calendar year beginning January 1, 2006. These requirements began being phased in during 2004. In addition, in January 2001, EPA promulgated its on-road diesel regulations, which required a 97% reduction in the sulfur content of diesel sold for highway use by June 1, 2006, with full compliance by January 1, 2010. EPA adopted a rule for off-road diesel in May 2004. The off-road diesel regulations will generally require a 97% reduction in the sulfur content of diesel sold for off-road use by June 1, 2010.

Modifications will be required at our refinery as a result of the Tier II gasoline and low sulfur diesel standards. In February 2004 EPA granted us approval under a “hardship waiver” that would defer meeting final low sulfur Tier II gasoline standards until January 1, 2011 in exchange for our meeting low sulfur highway diesel requirements by January 1, 2007. We are currently in the startup phase of our Ultra Low Sulfur Diesel Hydrodesulfurization unit, which utilizes technology with widespread use throughout the industry. Based on our preliminary estimates, we believe that compliance with the Tier II gasoline and on-road diesel standards will require us to spend approximately $97 million during 2006 (most of which has already been spent), approximately $11 million during 2007 and approximately $12 million between 2008 and 2010.

Methyl Tertiary Butyl Ether (MTBE).  The EPA previously required gasoline to contain a specified amount of oxygen in certain regions that exceed the National Ambient Air Quality Standards for either ozone or carbon monoxide. This oxygen requirement had been satisfied by adding to gasoline one of many oxygen-containing materials including, among others, methyl tertiary butyl ether, or MTBE. As a result of growing public concern regarding possible groundwater contamination resulting from the use of MTBE as a source of required oxygen in gasoline, MTBE has been banned for use as a gasoline additive. To the best of our knowledge, none of the Successor, the Immediate Predecessor or Farmland used MTBE in our petroleum products. We cannot make any assurance as to whether MTBE was added to our petroleum products after those products left our facilities or whether MTBE-containing products were distributed through our pipelines.

The Clean Water Act

The federal Clean Water Act of 1972 affects our operations by regulating the treatment of wastewater and imposing restrictions on effluent discharge into, or impacting, navigable water. Regular monitoring, reporting requirements and performance standards are preconditions for the issuance and renewal of permits governing the discharge of pollutants into water. We maintain numerous discharge permits as required under the National Pollutant Discharge Elimination System program of the Clean Water Act and have implemented internal programs to oversee our compliance efforts.

All of our facilities are subject to Spill Prevention, Control and Countermeasures, or SPCC, requirements under the Clean Water Act. The SPCC rules were modified in 2002 with the modifications to go into effect in 2004. In 2004, certain requirements of the rule were extended. Changes to our operations may be required to comply with the modified SPCC rule.

In addition, we are regulated under the Oil Pollution Act. Among other requirements, the Oil Pollution Act requires the owner or operator of a tank vessel or facility to maintain an emergency oil response plan to respond to releases of oil or hazardous substances. We have developed and implemented such a plan for each of our facilities covered by the Oil Pollution Act. Also, in case of such releases, the Oil Pollution Act requires responsible parties to pay the resulting removal costs and damages, provides for substantial civil penalties, and authorizes the imposition of criminal and civil sanctions for violations. States where we have operations have laws similar to the Oil Pollution Act.

Wastewater Management.  We have a wastewater treatment plant at our refinery permitted to handle an average flow of 2.2 million gallons per day. The facility uses a complete mix activated sludge, or CMAS, system with three CMAS basins. The plant operates pursuant to a KDHE permit.

We are also implementing a comprehensive spill response plan in accordance with the EPA rules and guidance.

Ongoing fuels terminal and asphalt plant operations at Phillipsburg generate only limited wastewater flows (e.g., boiler blowdown, asphalt loading rack condensate, groundwater treatment). These flows are handled in a wastewater treatment plant that includes a primary clarifier, aerated secondary clarifier, and a final clarifier to a lagoon system. The plant operates pursuant to a KDHE Water Pollution Control Permit. To control facility runoff, management implements a comprehensive Spill Response Plan. Phillipsburg also has a timely and current application on file with the KDHE for a separate storm water control permit.

Resource Conservation and Recovery Act (RCRA)

Our operations are subject to the RCRA requirements for the generation, treatment, storage and disposal of hazardous wastes. When feasible, RCRA materials are recycled instead of being disposed of on-site or off-site. RCRA establishes standards for the management of solid and hazardous wastes. Besides governing current waste disposal practices, RCRA also addresses the environmental effects of certain past waste disposal operations, the recycling of wastes and the regulation of underground storage tanks containing regulated substances.

Waste Management.  There are two closed hazardous waste units at the refinery and eight other hazardous waste units in the process of being closed pending state agency approval. In addition, one closed interim status hazardous waste landfarm located at the Phillipsburg terminal is under long-term post closure care.

We have set aside approximately $3.2 million in financial assurance for closure/post-closure care for hazardous waste management units at the Phillipsburg terminal and the Coffeyville refinery.

Impacts of Past Manufacturing.  We are subject to a 1994 EPA administrative order related to investigation of possible past releases of hazardous materials to the environment at the Coffeyville refinery. In accordance with the order, we have documented existing soil and ground water conditions, which require investigation or remediation projects. The Phillipsburg terminal is subject to a 1996 EPA administrative order related to investigation of possible past releases of hazardous materials to the environment at the Phillipsburg terminal, which operated as a refinery until 1991. The Consent Decree that we signed with EPA and KDHE requires us to complete all activities in accordance with federal and state rules.

The anticipated remediation costs through 2010 were estimated, as of September 8, 2006, to be as follows:

				Total
	Site		Total O&M	Estimated
	Investigation	Capital	Costs	Costs
Facility	Costs	Costs	Through 2010	Through 2010

Coffeyville Oil Refinery	$0.5	$—	$1.0	$1.5
Phillipsburg Terminal	0.3	—	1.9	2.2

Total Estimated Costs	$0.8	$—	$2.9	$3.7

These estimates are based on current information and could go up or down as additional information becomes available through our ongoing remediation and investigation activities. At this point, we have estimated that, over ten years, we will spend between $5.4 and $6.8 million to remedy impacts from past manufacturing activity at the Coffeyville refinery and to address existing soil and groundwater contamination at the Phillipsburg terminal. It is possible that additional costs will be required after this ten year period.

Environmental Insurance.  We have entered into several environmental insurance policies as part of our overall risk management strategy. Our pollution legal liability policy provides us with an aggregate limit of $50.0 million subject to a $1.0 million self-insured retention. This policy covers cleanup costs resulting from pre-existing or new pollution conditions and bodily injury and property damage resulting from pollution conditions. It also includes a $25.0 million business interruption sub-limit subject to a ten day waiting period. We also have a financial assurance policy that provides a $4.0 million limit per pollution incident and an $8.0 million aggregate policy limit related specifically to closed RCRA units at the Coffeyville refinery and the Phillipsburg terminal. Each of these policies contains substantial exclusions; as such, we cannot guarantee that we will have coverage for all or any particular liabilities.

We also have a cost cap remediation policy that provides $25.0 million of coverage for the cost of remediation exceeding $16.0 million, known as the attachment point, for the remediation program at the Coffeyville refinery and the Phillipsburg terminal. The policy expires in 2014. In February 2006, we were notified that credit ratings for the cost cap remediation insurance carrier deteriorated below the approved thresholds in our current borrowing agreements. We obtained a waiver and consent from our lenders to replace the current carrier with a carrier with acceptable credit ratings. We have until October 26, 2006 to replace this carrier per the waiver and consent.

On September 7, 2006, we requested permanent relief in the requirement to provide the cost cap remediation policy as it is our opinion that the replacement insurance is not economical and that the $16.0 million attachment point likely will not be exceeded. We have not yet received a formal response on this issue from our lenders.

Financial Assurance.  We were required in the Consent Decree to establish $15 million in financial assurance to cover the projected cleanup costs posed by the Coffeyville and Phillipsburg facilities in the event our company ceased to operate as a going concern. In accordance with the Consent Decree, this financial assurance is currently provided by a bond posted by Original Predecessor, Farmland. We will be required to replace the financial assurance currently provided by Farmland. If the financial assurance is not replaced by March 3, 2007, we must reimburse Farmland through eight equal quarterly payments beginning in April 2007. At this point, it is not clear what the amount of financial assurance will be when replaced. Although it may be significant, it is unlikely to be more than $15 million. The form of this financial assurance that will be required by EPA (cash, letter of credit, financial test, etc.) has not been determined.

Environmental Remediation

Under the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, RCRA, and related state laws, certain persons may be liable for the release or threatened release of hazardous substances. These persons include the current owner or operator of property where a release or threatened release occurred, any persons who owned or operated the property when the release occurred, and any persons who disposed of, or arranged for the disposal of, hazardous substances at a contaminated property. Liability under CERCLA is strict, retroactive and joint and several, so that any responsible party may be held liable for the entire cost of investigating and remediating the release of hazardous substances. The liability of a party is determined by the cost of investigation and remediation, the portion of the hazardous substance(s) the party contributed, the number of solvent potentially responsible parties, and other factors.

As is the case with all companies engaged in similar industries, we face potential exposure from future claims and lawsuits involving environmental matters. These matters include soil and water contamination, personal injury and property damage allegedly caused by hazardous substances which we, or potentially Farmland, manufactured, handled, used, stored, transported, spilled, released or disposed of. We cannot assure you that we will not become involved in future proceedings related to our release of hazardous or extremely hazardous substances or that, if we were held responsible for damages in any existing or future proceedings, such costs would be covered by insurance or would not be material.

Safety and Health Matters

We operate a comprehensive safety program, involving active participation of employees at all levels of the organization. We measure our success in this area primarily through the use of injury frequency rates administered by the Occupational Safety and Health Administration, or OSHA. In 2005, our oil refinery experienced a 45% reduction in injury frequency rates and our nitrogen fertilizer plant experienced a 59% reduction in such rate as compared to the average of previous years. The recordable injury rate reflects the number of recordable incidents per 200,000 hours worked, and for the year ended December 31, 2005, we had a recordable injury rate of 2.66 in our petroleum business and 2.98 in our nitrogen fertilizer business. Despite our efforts to achieve excellence in our safety and health performance, we cannot assure you that there will not be accidents resulting in injuries or even fatalities. We have implemented a new incident investigation program that is intended to improve the safety for our employees by identifying the root cause of accidents and potential accidents and by correcting conditions that could cause or contribute to accidents or injuries. We routinely audit our programs and consider improvements in our management systems.

Process Safety Management.  We maintain a Process Safety Management program. This program is designed to address all facets associated with OSHA guidelines for developing and maintaining a Process Safety Management program. We will continue to audit our programs and consider improvements in our management systems.

We have investigated and continue to implement improvements at our refinery’s process units, underground process piping and emergency isolation valves for control of process flows. We currently estimate the costs for implementing any recommended improvements to be between $7 and $9 million over a period of four years. These improvements, if warranted, would be intended to reduce the risk of releases, spills, discharges, leaks, accidents, fires or other events and minimize the potential effects thereof. We are currently completing the addition of a new $19 million refinery flare system that will replace atmospheric sumps in our refinery. We are also assessing the potential impacts on building occupancy caused by the location and design of our refinery and fertilizer plant control rooms and operator shelters. We expect the costs to upgrade or relocate these areas to be between $3 and $5 million over two to five years. The current plan would consolidate the refinery control boards and equipment into a central control building that would also house operations and technical personnel and would lead to improved communication and efficiency for operation of the refinery.

Emergency Planning and Response.  We have an emergency response plan that describes the organization, responsibilities and plans for responding to emergencies in the facilities. This plan is communicated to local regulatory and community groups. We have on-site warning siren systems and personal radios. We will continue to audit our programs and consider improvements in our management systems and equipment.

Community Advisory Panel (CAP).  We developed and continue to support ongoing discussions with the community to share information about our operations and future plans. Our CAP includes wide representation of residents, business owners and local elected representatives for the city and county.

Employees

As of June 30, 2006, we had a total of 570 employees, of which 401 were employed in our petroleum business and 108 were employed by our nitrogen fertilizer business. The remaining 61 employees were employed at our offices in Sugar Land, Texas and Kansas City, Kansas.

We entered into collective bargaining agreements which cover approximately 38% of our employees with the Metal Trades Union and the United Steelworkers of America, which expire in March 2009. We believe that our relationship with our employees is excellent.

Properties

Our executive offices are located at 2277 Plaza Drive in Sugar Land, Texas. We lease approximately 22,000 square feet at that location. The following table contains certain information regarding our other principal properties:

Location	Acres	Own/Lease	Use

Coffeyville, KS	440	Own	Oil refinery, nitrogen plant and office buildings
Phillipsburg, KS	200	Own	Terminal facility
Montgomery County, KS (Coffeyville Station)	20	Own	Crude oil storage
Montgomery County, KS (Broome Station)	20	Own	Crude oil storage
Bartlesville, OK	25	Own	Truck storage and office buildings
Winfield, KS	5	Own	Truck storage
Cushing, OK (pending)	300	Own	Crude oil storage
Cowley County, Kansas (Hooser Station)	80	Own	Crude oil storage
Holdrege, NE	7	Own	Crude oil storage
Stockton, KS	6	Own	Crude oil storage
Kansas City, KS	19,000 (square feet)	Lease	Office space

We expect that our current owned and leased facilities will be sufficient for our needs over the next twelve months.

Legal Proceedings

We are, and will continue to be, subject to litigation from time to time in the ordinary course of our business, including matters such as those described above under “— Environmental Matters.” We are not party to any pending legal proceedings that we believe will have a material impact on our business.

MANAGEMENT
Executive Officers and Directors

Prior to this offering, our business was operated by Coffeyville Acquisition LLC and its subsidiaries. In connection with the offering, Coffeyville Acquisition LLC formed a wholly owned subsidiary, CVR Energy, Inc., which will own all of Coffeyville Acquisition LLC’s subsidiaries and which will conduct our business through its subsidiaries following this offering. The following table sets forth the names, positions and ages (as of June 30, 2006) of each person who has been an executive officer or director of Coffeyville Acquisition LLC and who will be an executive officer or director of CVR Energy, Inc. upon completion of this offering.

Name	Age	Position

John J. Lipinski	55	Chief Executive Officer, President and Director
Stanley A. Riemann	55	Chief Operating Officer
James T. Rens	40	Chief Financial Officer
Edmund S. Gross	55	Vice President, General Counsel and Secretary
Robert W. Haugen	48	Executive Vice President Refining Operations
Wyatt E. Jernigan	54	Executive Vice President Crude Oil Acquisition and Petroleum Marketing
Kevan A. Vick	52	Executive Vice President, General Manager Nitrogen Fertilizer
Christopher G. Swanberg	48	Vice President, Environmental, Health and Safety
Wesley Clark	60	Director
Scott Lebovitz	31	Director
George E. Matelich	50	Director
Stanley de J. Osborne	35	Director
Kenneth A. Pontarelli	36	Director

John J. Lipinski has served as our chief executive officer and president and a member of our board of directors since September 2006 and as chief executive officer and president and a director of Coffeyville Acquisition LLC since June 24, 2005. Mr. Lipinski has more than 34 years experience in the petroleum refining and nitrogen fertilizer industries. He began his career with Texaco Inc. In 1985, Mr. Lipinski joined The Coastal Corporation eventually serving as Vice President of Refining with overall responsibility for Coastal Corporation’s refining and petrochemical operations. Upon the merger of Coastal with El Paso Corporation in 2001, Mr. Lipinski was promoted to Executive Vice President of Refining and Chemicals, where he was responsible for all refining, petrochemical, nitrogen based chemical processing, and lubricant operations, as well as the corporate engineering and construction group. Mr. Lipinski left El Paso in 2002 and became an independent management consultant. In 2004, he became a Managing Director and Partner of Prudentia Energy, an advisory and management firm. Mr. Lipinski graduated from Stevens Institute of Technology with a Bachelor of Engineering (Chemical) and received a Juris Doctor degree from Rutgers University School of Law.

Stanley A. Riemann has served as chief operating officer of our company and its predecessors since March 3, 2004. Prior to joining our company in March 2004, Mr. Riemann held various positions associated with the Crop Production and Petroleum Energy Division of Farmland Industries, Inc. over 29 years, including, most recently, Executive Vice President of Farmland Industries and President of Farmland’s Energy and Crop Nutrient Division. In this capacity, he was directly responsible for managing the petroleum refining operation and all domestic fertilizer operations, which included the Trinidad and Tobago nitrogen fertilizer operations. His leadership also extended to managing Farmland’s interests in SF Phosphates in Rock Springs, Wyoming and Farmland Hydro, L.P., a phosphate production operation in Florida, and managing all company-wide transportation assets and services. On May 31, 2002, Farmland Industries, Inc. filed for Chapter 11 bankruptcy protection. Mr. Riemann served as a board member and board chairman on several industry organizations including Phosphate Potash Institute, Florida Phosphate Council, and International Fertilizer Association. He currently serves on the Board of The Fertilizer Institute. Mr. Riemann received a bachelor of science from the University of Nebraska and an MBA from Rockhurst University.

James T. Rens has served as chief financial officer of our company and its predecessors since March 3, 2004. Before joining our company, Mr. Rens was a consultant to the Original Predecessor’s majority shareholder from November 2003 to March 2004, assistant controller at Koch Nitrogen Company from June 2003, which was when Koch acquired the majority of Farmland’s nitrogen fertilizer business, to November 2003 and Director of Finance of Farmland’s Crop Production and Petroleum Divisions from January 2002 to June 2003. From May 1999 to January 2002, Mr. Rens was Controller and chief financial officer of Farmland Hydro L.P. Mr. Rens has spent 15 years in various accounting and financial positions associated with the fertilizer and energy industry. Mr. Rens received a Bachelor of Science degree in accounting from Central Missouri State University.

Edmund S. Gross has served as general counsel of our company and its predecessors since July 2004. Prior to joining Coffeyville Resources, Mr. Gross was Of Counsel at Stinson Morrison Hecker LLP in Kansas City, Missouri from 2002 to 2004, was Senior Corporate Counsel with Farmland Industries, Inc. from 1987 to 2002 and was an associate and later a partner at Weeks,Thomas & Lysaught, a law firm in Kansas City, Kansas, from 1980 to 1987. Mr. Gross received a Bachelor of Arts degree in history from Tulane University, a Juris Doctor from the University of Kansas and an MBA from the University of Kansas.

Robert W. Haugen joined our business on June 24, 2005 and has served as executive vice president, refining, engineering and construction at our company since September 2006 and at Coffeyville Acquisition LLC since April 2006. Mr. Haugen brings 25 years of experience in the refining, petrochemical and nitrogen fertilizer business to our company. Prior to joining us, Mr. Haugen was a Managing Director and Partner of Prudentia Energy, an advisory and management firm focused on mid-stream/downstream energy sectors, from January 2004 to June 2005. On leave from Prudentia, he served as the Senior Oil Consultant to the Iraqi Reconstruction Management Office for the U.S. Department of State. Prior to joining Prudentia Energy, Mr. Haugen served in numerous engineering, operations, marketing and management positions at the Howell Corporation and at the Coastal Corporation. Upon the merger of Coastal and El Paso in 2001, Mr. Haugen was named Vice President and General Manager for the Coastal Corpus Christi Refinery, and later held the positions of Vice President of Chemicals and Vice President of Engineering and Construction. Mr. Haugen received a B.S. in Chemical Engineering from the University of Texas.

Wyatt E. Jernigan has served as executive vice president of crude oil acquisition and petroleum marketing at our company since September 2006 and at Coffeyville Acquisition LLC since June 24, 2005. Mr. Jernigan has 30 years of experience in the areas of crude oil and petroleum products related to trading, marketing, logistics and business development. Most recently, Mr. Jernigan was Managing Director with Prudentia Energy, an advisory and management firm focused on mid-stream/downstream energy sectors, from January 2004 to June 2005. Most of his career was spent with Coastal Corporation and El Paso, where he held several positions in crude oil supply, petroleum marketing and asset development, both domestic and international. Following the merger between Coastal Corporation and El Paso in 2001, Mr. Jernigan assumed the role of Managing Director for Petroleum Markets Originations. Mr. Jernigan attended Virginia Wesleyan College, majoring in Sociology, and has training in petroleum fundamentals from the University of Texas.

Kevan A. Vick has served as executive vice president and general manager of Coffeyville Resources Nitrogen Fertilizers Manufacturing at our company since September 2006 and at Coffeyville Acquisition LLC since March 3, 2004. He has served on the board of directors of Farmland MissChem Limited in Trinidad and SF Phosphates. He has nearly 30 years of experience in the Farmland organization and is one of the most highly respected executives in the nitrogen fertilizer industry, known for both his technical expertise and his in-depth knowledge of the commercial marketplace. Prior to joining Coffeyville Acquisition LLC, he was general manager of nitrogen manufacturing at Farmland from January 2001 to February 2004. Mr. Vick received a bachelor of science in chemical engineering from the University of Kansas and is a licensed professional engineer in Kansas, Oklahoma, and Iowa.

Christopher G. Swanberg has served as vice president environmental, health and safety at our company since September 2006 and at Coffeyville Resources LLC since June 24, 2005. He has served in numerous management positions in the petroleum refining industry such as Manager, Environmental Affairs for the refining and marketing division of Atlantic Richfield Company (ARCO), and Manager, Regulatory and Legislative Affairs for Lyondell-Citgo Refining. Mr. Swanberg’s experience includes technical and management assignments in project, facility and corporate staff positions in all environmental, safety and health areas. Prior to joining Coffeyville Resources, he was Vice President of Sage Environmental Consulting, an environmental consulting firm focused on petroleum refining and petrochemicals, from September 2002 to June 2005 and Senior HSE Advisor of Pilko & Associates, LP from September 2000 to September 2002. Mr. Swanberg received a B.S. in Environmental Engineering Technology from Western Kentucky University and an MBA from the University of Tulsa.

Wesley Clark has been a member of our board of directors since September 2006 and a member of the board of directors of Coffeyville Acquisition LLC since September 20, 2005. Since March 2003 he has been the Chairman and Chief Executive Officer of Wesley K. Clark & Associates, a business services and development firm based in Little Rock, Arkansas. Mr. Clark also serves as senior advisor to GS Capital Partners V Fund, L.P. From March 2001 to February 2003 he was a Managing Director of the Stephens Group Inc. From July 2000 to March 2001 he was a consultant for Stephens Group Inc. Prior to that time, Mr. Clark served as the Supreme Allied Commander of NATO and Commander-in-Chief for the United States European Command and as the Director of the Pentagon’s Strategic Plans and Policy operation. Mr. Clark retired from the United States Army as a four-star general in July 2000 after 38 years in the military and received many decorations and honors during his military career. Mr. Clark is a graduate of the United States Military Academy and studied as a Rhodes Scholar at the Magdalen College at the University of Oxford. Mr. Clark is a director of Argyle Security Acquisition Corp.

Scott Lebovitz has been a member of our board of directors since September 2006 and a member of the board of directors of Coffeyville Acquisition LLC since June 24, 2005. Mr. Lebovitz is a Vice President in the Merchant Banking Division of Goldman, Sachs & Co. Mr. Lebovitz joined Goldman Sachs in 1997. He is a director of Village Voice Media Holdings, LLC. He received his B.S. in Commerce from the University of Virginia.

George E. Matelich has been a member of our board of directors since September 2006 and a member of the board of directors of Coffeyville Acquisition LLC since June 24, 2005. Mr. Matelich has been a Managing Director of Kelso & Company since 1990. Mr. Matelich has been affiliated with Kelso since 1985. Mr. Matelich is a Certified Public Accountant and holds a Certificate in Management Consulting. Mr. Matelich received an M.B.A. (Finance and Business Policy) from the Stanford Graduate School of Business. He is a director of Waste Services, Inc. Mr. Matelich is also a Trustee of the University of Puget Sound.

Stanley de J. Osborne has been a member of our board of directors since September 2006 and a member of the board of directors of Coffeyville Acquisition LLC since June 24, 2005. Mr. Osborne has been a Vice President of Kelso & Company since 2004. Mr. Osborne has been affiliated with Kelso since 1998. Prior to joining Kelso, Mr. Osborne was an Associate at Summit Partners. Previously, Mr. Osborne was an Associate in the Private Equity Group and an Analyst in the Financial Institutions Group at J.P. Morgan & Co. He received a B.A. in Government from Dartmouth College. Mr. Osborne is a director of Custom Building Products, Inc. and Traxys, S.A.

Kenneth A. Pontarelli has been a member of our board of directors since September 2006 and a member of the board of directors of Coffeyville Acquisition LLC since June 24, 2005. Mr. Pontarelli is a managing director in the Merchant Banking Division of Goldman, Sachs & Co. Mr. Pontarelli joined Goldman, Sachs & Co. in 1992 and became a managing director in 2004. He is a director of Cobalt International Energy, L.P., an oil and gas exploration and development company, Horizon Wind Energy LLC, a developer, owner and operator of wind power projects, and NextMedia Group, Inc., a privately owned radio broadcasting and outdoor advertising company. He received a B.A. from Syracuse University and an M.B.A. from Harvard Business School.

Board of Directors

Our board of directors consists of six members. The current directors are included above. Our directors are elected annually to serve until the next annual meeting of stockholders or until their successors are duly elected and qualified.

Prior to the completion of this offering, our board will have an audit committee, a compensation committee and a nominating and corporate governance committee. Our board of directors has determined that we are a “controlled company” under the rules of          , and, as a result, will qualify for, and may rely on, exemptions from certain corporate governance requirements of the          .

Audit Committee.  Our audit committee will be comprised of Messrs.           ,          , and          . The audit committee’s responsibilities will be to review the accounting and auditing principles and procedures of our company with a view to providing for the safeguard of our assets and the reliability of our financial records by assisting the board of directors in monitoring our financial reporting process, accounting functions and internal controls; to oversee the qualifications, independence, appointment, retention, compensation and performance of our independent registered public accounting firm; to recommend to the board of directors the engagement of our independent accountants; to review with the independent accountants the plans and results of the auditing engagement; and to oversee “whistle-blowing” procedures and certain other compliance matters.

Compensation Committee.  Our compensation committee will be comprised of Messrs.          ,          , and          . The principal responsibilities of the compensation committee will be to establish policies and periodically determine matters involving executive compensation, recommend changes in employee benefit programs, grant or recommend the grant of stock options and stock awards and provide counsel regarding key personnel selection.

Nominating and Corporate Governance Committee.  Our nominating and corporate governance committee will be comprised of Messrs.           ,          , and          . The principal duties of the nominating and corporate governance committee will be to recommend to the board of directors proposed nominees for election to the board of directors by the stockholders at annual meetings and to develop and make recommendations to the board of directors regarding corporate governance matters and practices.

Compensation Committee Interlocks and Insider Participation

Mr. Lipinski, our chief executive officer, served on the compensation committee of Coffeyville Acquisition LLC during 2005 and 2006. Otherwise, no interlocking relationship exists between our board of directors or compensation committee and the board of directors or compensation committee of any other company.

Director Compensation

Non-employee directors who do not work for entities affiliated with us are entitled to receive an annual retainer of $40,000. In addition, all directors are reimbursed for travel expenses and other out-of-pocket costs incurred in connection with their attendance at meetings.

Executive Compensation

The following table sets forth certain information with respect to compensation for the year ended December 31, 2005 earned by our chief executive officer, former chief executive officer and our four other most highly compensated executive officers as of December 31, 2005. In this prospectus, we refer to these individuals as our named executive officers.

Summary Compensation Table

	Annual Compensation			All Other
Name and Principal Position	Year	Salary	Bonus(1)	Compensation

John J. Lipinski	2005	315,000	1,336,301	2,633,925	(2)
Chief Executive Officer
Philip L. Rinaldi	2005	180,385	—	382,599	(3)
Former Chief Executive Officer(4)
Stanley A. Riemann	2005	329,410	896,012	1,178,595	(5)
Chief Operating Officer
Kevan A. Vick	2005	183,061	307,931	609,641	(6)
Executive Vice President General Manager Nitrogen Fertilizer
James T. Rens	2005	211,346	269,971	609,641	(7)
Chief Financial Officer
Wyatt E. Jernigan	2005	116,376	340,515	609,641	(8)
Executive Vice President Crude Oil Acquisition and Petroleum Marketing

(1)	Bonuses are reported for the year in which they were earned, though they may have been paid the following year.

(2)	Includes the value of profit interests in Coffeyville Acquisition LLC that were granted on July 25, 2005. The value of the profit interests was determined by a third-party valuation using binomial modeling based on company projections of undiscounted future cash flows. The profit interests are more fully described below under “— Executives’ Interests in Coffeyville Acquisition LLC.”

(3)	Includes (1) a lump sum severance payment of $173,999.72 (which represents six months of base salary equal to $175,000 less the aggregate of Mr. Rinaldi’s share of premium payments for continuing health care coverage), (2) $3,470.40, which represents the dollar value of the company’s cost of continued health care coverage for six months, (3) $91,000, which represents a pro rata portion of Mr. Rinaldi’s 2005 bonus paid as a component of severance (4) $36,346, which represents 5.4 weeks of earned but unused vacation and paid time off, (5) $15,000 in lieu of outplacement services, (6) $23,332.99, which represents two months’ salary in lieu of receiving two months’ written notice from us less an amount paid by us to Mr. Rinaldi subsequent to his termination date of $35,000.01, (7) $30,000, which amount represents payment for consulting services provided by Mr. Rinaldi following his termination of employment and (8) $9,450, which represents a pre-separation company contribution under the company’s 401(k) plan in 2005.

(4)	Mr. Rinaldi served as Chief Executive officer from March 3, 2004 to June 24, 2005.

(5)	Includes (1) a company contribution of $9,450 under the company’s 401(k) plan in 2005 and (2) $1,169,145, which represents the value of profit interests in Coffeyville Acquisition LLC that were granted on July 25, 2005. The value of the profit interests was determined by a third-party valuation using binomial modeling based on company projections of undiscounted future cash flows. The profit interests are more fully described below under “Executives’ Interests in Coffeyville Acquisition LLC.”

(6)	Includes (1) a company contribution of $9,450 under the company’s 401(k) plan in 2005 and (2) $600,191, which represents the value of profit interests in Coffeyville Acquisition LLC that were granted on July 25, 2005. The value of the profit interests was determined by a third-party valuation using binomial modeling based on company projections of undiscounted future cash flows. The profit interests are more fully described below under “— Executives’ Interests in Coffeyville Acquisition LLC.”

(7)	Includes (1) a company contribution of $9,450 under the company’s 401(k) plan in 2005 and (2) $600,191, which represents the value of profit interests in Coffeyville Acquisition LLC that were granted on July 25, 2005. The value of the profit interests was determined by a third-party valuation using binomial modeling based on company projections of undiscounted future cash flows. The profit interests are more fully described below under “— Executives’ Interests in Coffeyville Acquisition LLC.”

(8)	Includes (1) a company contribution of $9,450 under the company’s 401(k) plan in 2005 and (2) $600,191, which represents the value of profit interests in Coffeyville Acquisition LLC that were granted on July 25, 2005. The value of the profit interests was determined by a third-party valuation using binomial modeling based on company projections of undiscounted future cash flows. The profit interests are more fully described below under “— Executives’ Interests in Coffeyville Acquisition LLC.”

Employment Agreements, Separation and Consulting Agreement and Other Arrangements

Employment Agreements

John J. Lipinski.  On July 12, 2005, Coffeyville Resources, LLC entered into an employment agreement with Mr. Lipinski, as Chief Executive Officer. The agreement has a rolling term of three years so that at the end of each month it automatically renews for one additional month, or the Rolling Contract Period, unless otherwise terminated by us or Mr. Lipinski. Mr. Lipinski receives an annual base salary of $650,000. Mr. Lipinski is eligible to receive a performance-based annual cash bonus with a target payment equal to 75% of his annual base salary to be based upon individual and/or company performance criteria as established by the board of directors of Coffeyville Resources, LLC for each fiscal year. The agreement provides that, for the period during which he was employed in 2005, Mr. Lipinski was eligible to receive a portion of his annual bonus pro-rated for the number of days Mr. Lipinski was employed during such period and based upon the individual and/or Company performance criteria established by the board of directors of Coffeyville Resources, LLC for such period. In addition to his annual bonus, Mr. Lipinski is eligible to participate in any special bonus program that the board of directors of Coffeyville Resources, LLC may implement to reward senior management for extraordinary performance on terms and conditions established by such board.

If Mr. Lipinski’s employment is terminated either by Coffeyville Resources, LLC without cause and other than for disability or by Mr. Lipinski for good reason (as these terms are defined in Mr. Lipinski’s agreement), then Mr. Lipinski is entitled to receive as severance (a) salary continuation for 36 months and (b) the continuation of medical benefits for thirty-six months at active-employee rates or until such time as Mr. Lipinski becomes eligible for medical benefits from a subsequent employer. If Mr. Lipinski’s employment is terminated as a result of his disability, then in addition to any payments to be made to Mr. Lipinski under disability plan(s), Mr. Lipinski is entitled to supplemental disability payments equal to, in the aggregate, Mr. Lipinski’s base salary as in effect immediately before his disability. Such supplemental disability payments will be made for a period of 36 months from the date of disability. If Mr. Lipinski’s employment is terminated at any time during the Rolling Contract Period by reason of his death, then Mr. Lipinski’s beneficiary (or his estate) will be paid the base salary Mr. Lipinski would have received had he remained employed through such date.

Notwithstanding the foregoing, Coffeyville Resources, LLC may, at its option, purchase insurance to cover the obligations with respect to either Mr. Lipinski’s supplemental disability payments or the payments due to Mr. Lipinski’s beneficiary or estate by reason of his death. Mr. Lipinski will be required to cooperate in obtaining such insurance. If any payments or distributions due to Mr. Lipinski would be subject to the excise tax imposed under Section 4999 of the Internal Revenue Code of 1986, as amended, then such payments or distributions will be “cutback” so that they will no longer be subject to the excise tax.

The agreement requires Mr. Lipinski to abide by restrictive covenants relating to non-disclosure, non-solicitation and non-competition during his employment and for specified periods following termination of his employment.

Stanley A. Riemann, Kevan A. Vick, James T. Rens and Wyatt E. Jernigan.  On July 12, 2005, Coffeyville Resources, LLC entered into employment agreements with each of Mr. Riemann, as Chief Operating Officer; Mr. Vick, as Executive Vice President — General Manager Nitrogen Fertilizer; Mr. Rens, as Chief Financial Officer; and Mr. Jernigan, as Executive Vice President — Crude Oil Acquisition and Petroleum Marketing. The agreements have a term of three years and expire on June 24, 2008, unless otherwise terminated earlier by the parties. The agreements provide for an annual base salary of $350,000 for Mr. Riemann, $250,000 for Mr. Rens, $225,000 for Mr. Jernigan and $200,000 for Mr. Vick. Each executive is eligible to receive a performance-based annual cash bonus with a target payment equal to 52% of his annual base salary (60% for Mr. Riemann) to be based upon individual and/or company performance criteria as established by the board of directors of Coffeyville Resources, LLC for each fiscal year. For the year 2005, each executive was also eligible to receive an annual bonus under the 2005 Coffeyville Resources, LLC and Affiliated Companies Performance Based Income Sharing Plan with appropriate adjustments to the performance criteria thereunder to reflect the impact, if any, of the transactions that were contemplated in the Stock Purchase Agreement among Coffeyville Acquisition LLC and the other parties thereto, dated May 15, 2005. In addition to their annual bonuses, the executives are eligible to participate in any special bonus program that the board of directors of Coffeyville Resources, LLC may implement to reward senior management for extraordinary performance on terms and conditions established by the board of directors of Coffeyville Resources, LLC. Mr. Riemann’s agreement provides that he will receive retention bonuses of approximately $245,833 in the aggregate during the years 2006 and 2007. Mr. Vick’s agreement provides that he will receive retention bonuses of approximately $105,115 in the aggregate during the years 2006 and 2007.

If an executive’s employment is terminated either by Coffeyville Resources, LLC without cause and other than for disability or by the executive for good reason (as such terms are defined in the relevant agreement), then the executive is entitled to receive as severance (a) salary continuation for 12 months (18 months for Mr. Riemann) and (b) the continuation of medical benefits for 12 months (18 months for Mr. Riemann) at active-employee rates or until such time as the executive becomes eligible for medical benefits from a subsequent employer. The agreements provide that if any payments or distributions due to an executive would be subject to the excise tax imposed under Section 4999 of the Internal Revenue Code, as amended, then such payments or distributions will be “cutback” so that they will no longer be subject to the excise tax.

The agreements require each of the executives to abide by restrictive covenants relating to non-disclosure, non-solicitation and non-competition during their employment and for specified periods following termination of their employment.

Separation and Consulting Agreement with Philip L. Rinaldi

Mr. Rinaldi served as chief executive officer from March 3, 2004 until June 24, 2005. In connection with his separation, Coffeyville Resources, LLC entered into a separation and consulting agreement with him. This agreement provides that Mr. Rinaldi would continue to provide various consulting services for one month commencing on the termination date in exchange for a consulting fee equal to $30,000. Mr. Rinaldi was previously a party to an employment agreement, and the following payments were provided pursuant to that agreement in connection with his separation: (a) a lump sum payment equal to six months’ of his base salary less his aggregate share of premium payments for continuing health care coverage (the total payment equaling approximately $174,000), (b) the continuation of his health care benefits for a period of six months and (c) an amount equal to approximately $165,679, which amount represents a pro rata portion of Mr. Rinaldi’s 2005 bonus, earned but unused vacation and paid time off, payment in lieu of outplacement services and salary in lieu of notice of termination that was required under his employment agreement. Mr. Rinaldi was subject to six-month post-separation non-solicitation and non-competition covenants. Mr. Rinaldi remains subject to a confidentiality covenant.

Stock Incentive Plan

We intend to adopt a stock incentive plan under which certain of our executives and employees may be granted options or other equity based compensation in respect of our stock. The stock incentive plan will be designed to enable us to attract, retain and motivate our officers and employees and to further align their interests with those of our stockholders by providing for, or increasing, their ownership interests in us.

Executives’ Interests in Coffeyville Acquisition LLC

The following is a summary of the material terms of the Coffeyville Acquisition LLC Second Amended and Restated Limited Liability Company Agreement, or the LLC Agreement, as they relate to the limited liability interests granted to our named executive officers (with the exception of Mr. Rinaldi) pursuant to the LLC Agreement as of June 30, 2006.

General

The LLC Agreement provides for two classes of interests in Coffeyville Acquisition LLC: common units and override units (which consist of either operating units or value units) (Common units and override units are collectively referred to as units). The common units provide for voting rights and have rights with respect to profits and losses of, and distributions from, Coffeyville Acquisition LLC. Such voting rights cease, however, if the executive holding common units ceases to provide services to Coffeyville Acquisition LLC or one of its subsidiaries. The common units were issued to our named executive officers in the following amounts in exchange for an initial capital contribution of $10 per common unit: Mr. Lipinski (65,000 units), Mr. Riemann (40,000 units), Mr. Rens (25,000 units), Mr. Vick (25,000 units) and Mr. Jernigan (10,000 units). These named executive officers were also granted override units, which consist of operating units and value units, in the following amounts: Mr. Lipinski (315,818 operating units and 631,637 value units), Mr. Riemann (140,185 operating units and 280,371 value units), Mr. Rens (71,965 operating units and 143,931 value units), Mr. Vick (71,965 operating units and 143,931 value units) and Mr. Jernigan (71,965 operating units and 143,931 value units). Override units have no voting rights attached to them, but have the rights with respect to profits and losses of, and distributions from, Coffeyville Acquisition LLC. Our named executive officers were not required to make any capital contribution with respect to the override units; override units were issued only to certain members of management who own common units and who agree to provide services to Coffeyville Acquisition LLC. In addition, common units were issued to the following executive officers in the following amounts in exchange for an initial capital contribution of $10 per common unit: Mr. Robert W. Haugen (10,000 units), Mr. Edmund Gross (3,000 units) and Mr. Chris Swanberg (2,500 units). Mr. Haugen was also granted override units in the following amounts: 71,965 operating units and 143,931 value units.

If all of our shares held by Coffeyville Acquisition LLC were sold at our initial public offering price and cash was distributed to members pursuant to the LLC Agreement, our named executive officers would receive a cash payment in respect of their override units in the following approximate amounts:

Mr. Lipinski ($     ), Mr. Riemann ($     ), Mr. Rens ($     ), Mr. Vick ($     ) and Mr. Jernigan ($     ).

Forfeiture of Override Units Upon Termination of Employment

If the executive ceases to provide services to Coffeyville Acquisition LLC or a subsidiary due to a termination for “Cause” (as such term is defined in the LLC Agreement), the executive will forfeit all of his override units. If the executive ceases to provide services for any reason other than Cause before the fifth anniversary of the date of grant of his operating units, and provided that an event that is an “Exit Event” (as such term is defined in the LLC Agreement) has not yet occurred and there is no definitive agreement in effect regarding a transaction that would constitute an Exit Event, then (a) unless the termination was due to the Executive’s death or “Disability” (as that term is defined in the LLC Agreement), in which case a different vesting schedule will apply based on when the death or Disability occurs, all value units will be forfeited and (b) a percentage of the operating units will be forfeited according to the following schedule: if terminated before the second anniversary of the date of grant, 100% of operating units are forfeited; if terminated on or after the second anniversary of the date of grant, but before the third anniversary of the date of grant, 75% of operating units are forfeited; if terminated on or after the third anniversary of the date of grant, but before the fourth anniversary of the date of grant, 50% of operating units are forfeited; and if terminated on or after the fourth anniversary of the date of grant, but before the fifth anniversary of the date of grant, 25% of his operating units are forfeited.

Adjustments to Capital Accounts; Distributions

Each of the executives has a capital account under which his balance is increased or decreased, as applicable, to reflect his allocable share of net income and gross income of Coffeyville Acquisition LLC, the capital that the executive contributed, distributions paid to such executive and his allocable share of net loss and items of gross deduction.

Value units owned by the executives do not participate in distributions under the LLC Agreement until the “Current Value” is at least two times the “Initial Price” (as these terms are defined in the LLC Agreement), with full participation occurring when the Current Value is four times the Initial Price and pro rata distributions when the Current Value is between two and four times the Initial Price. The board of directors of Coffeyville Acquisition LLC will determine the “Benchmark Amount” with respect to each override unit at the time of its grant, which for all override units granted as of July 25, 2005, was $10. Coffeyville Acquisition LLC may make distributions to its members to the extent that the cash available to it is in excess of the business’s reasonably anticipated needs. Distributions are generally made to members’ capital accounts in proportion to the number of units each member holds. Distributions in respect of override units (both operating units and value units), however, will be reduced until the total reductions in proposed distributions in respect of the override units equals the Benchmark Amount (i.e., for override units granted on July 25, 2005, $10). (There is also a catch-up provision with respect to any value unit that was not previously entitled to participate in a distribution because the Current Value was not at least four times the Initial Price.)

Put and Call Rights

The executives have put rights with respect to their common units, so that following their termination of employment, they have the right to sell all (but not less than all) of their common units to Coffeyville Acquisition LLC at their “Fair Market Value” (as that term is defined in the LLC Agreement) if they were terminated without “Cause,” or as a result of death, “Disability” or resignation with “Good Reason” (each as defined in the LLC Agreement) or due to “Retirement” (as that term is defined in the LLC Agreement). Coffeyville Acquisition LLC has call rights with respect to the executives’ common units, so that following the executives’ termination of employment, Coffeyville Acquisition LLC has the right to purchase the common units at their Fair Market Value if the executive was terminated without Cause, or as a result of the executive’s death, Disability or resignation with

Good Reason or due to Retirement. The call price will be the lesser of the common unit’s Fair Market Value or Carrying Value (which means the capital contribution, if any, made by the executive in respect of such interest less the amount of distributions made in respect of such interest) if the executive is terminated for Cause or he resigns without Good Reason. For any other termination of employment, the call price will be at the Fair Market Value or Carrying Value of such common units, in the sole discretion of Coffeyville Acquisition LLC’s board of directors. No put or call rights apply to override units following the executive’s termination of employment unless Coffeyville Acquisition LLC’s board of directors (or the compensation committee thereof) determines in its discretion that put and call rights will apply.

Other Provisions Relating to Units

The executives are subject to transfer restrictions on their units, although they may make certain transfers of their units for estate planning purposes. The LLC Agreement also provides for certain tag-along and drag-along rights with respect to members’ units.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table presents information regarding beneficial ownership of our common stock as of June 30, 2006, and as adjusted to reflect the sale of common stock in this offering by:

•	each of our directors;

•	each of our named executive officers;

•	each stockholder known by us to beneficially hold five percent or more of our common stock;

•	each selling stockholder who beneficially owns less than five percent of our common stock; and

•	all of our executive officers and directors as a group.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Unless indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of June 30, 2006 are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise indicated, the business address for each of our beneficial owners is c/o CVR Energy, Inc., 2277 Plaza Drive, Suite 500, Sugar Land, Texas 77479.

Prior to this offering, Coffeyville Acquisition LLC owned 100% of our outstanding common stock. Following the closing of this offering, Coffeyville Acquisition LLC will own             shares of our common stock, or approximately     % of our outstanding common stock, and the Goldman Sachs Funds and the Kelso Funds, along with certain members of management, will beneficially own their interests in our common stock set forth below through their ownership of Coffeyville Acquisition LLC. The information in the table below reflects the number of shares of our common stock that correspond to each named holder’s economic interest in common units in Coffeyville Acquisition LLC and does not reflect any economic interest in operating override units and value override units in Coffeyville Acquisition LLC.

Shares Beneficially
	Shares Beneficially		Owned After this Offering
	Owned Prior		Assuming the		Assuming the
	to this		Underwriters’ Option Is		Underwriters’ Option Is
	Offering		Not Exercised(1)		Exercised(1)
Name and Address	Number	Percent	Number	Percent	Number	Percent

Coffeyville Acquisition LLC(2)(3)
The Goldman Sachs Group, Inc.(2)
85 Broad Street
New York, New York 10004
Kelso Investment Associates VII, L.P.
KEP VI, LLC(3)
320 Park Avenue, 24th Floor
New York, New York 10022
John J. Lipinski
Stanley A. Riemann
James T. Rens
Edmund S. Gross
Robert W. Haugan
Wyatt E. Jernigan
Kevan A. Vick
Christopher G. Swanberg
Wesley Clark
Scott Lebovitz
George E. Matelich(3)
Stanley de J. Osborne
Kenneth A. Pontarelli
All directors and executive officers, as a group (13 persons)

(1)	The underwriters have an option to purchase up to an additional shares from the selling stockholder in this offering. If the underwriters exercise this option, shares would be sold to the underwriters by Coffeyville Acquisition LLC and Coffeyville Acquisition LLC would distribute the proceeds to its members.

(2)	The Goldman Sachs Group, Inc., and certain affiliates, including Goldman, Sachs & Co., may be deemed to directly or indirectly own in the aggregate shares of common stock which are owned directly or indirectly by investment partnerships, which we refer to as the Goldman Sachs Funds, of which affiliates of The Goldman Sachs Group, Inc. and Goldman, Sachs & Co. are the general partner, managing limited partner or the managing partner. Goldman, Sachs & Co. is the investment manager for certain of the Goldman Sachs Funds. Goldman, Sachs & Co. is a direct and indirect, wholly owned subsidiary of The Goldman Sachs Group, Inc. The Goldman Sachs Group, Inc., Goldman, Sachs & Co. and the Goldman Sachs Funds share voting power and investment power with certain of their respective affiliates. Shares beneficially owned by the Goldman Sachs Funds consist of: (1) shares of common stock owned by GS Capital Partners V Fund, L.P., (2) shares of common stock owned by GS Capital Partners V

Offshore Fund, L.P., (3) shares of common stock owned by GS Capital Partners V Institutional, L.P., and (4) shares of common stock owned by GS Capital Partners V GmbH & Co. KG. Ken Pontarelli is a managing director of Goldman, Sachs & Co. Mr. Pontarelli, The Goldman Sachs Group, Inc. and Goldman, Sachs & Co. each disclaims beneficial ownership of the shares of common stock owned directly or indirectly by the Goldman Sachs Funds, except to the extent of their pecuniary interest therein, if any. If the underwriters exercise their option to purchase additional shares in full, (1) shares of common stock will be sold in respect of member units owned by GS Capital Partners V Fund, L.P., (2) shares of common stock will be sold in respect of member units owned by GS Capital Partners V Offshore Fund, L.P., (3) shares of common stock will be sold in respect of member units owned by GS Capital Partners V Institutional, L.P. and (4) shares of common stock will be sold in respect of member units owned by GS Capital Partners V GmbH & Co. KG.

(3)	With respect to the total number of shares of common stock beneficially owned prior to this offering, the share amount includes (1) shares of common stock owned by Kelso Investment Associates VII, L.P., a Delaware limited partnership, or KIA VII, and (2) shares of common stock owned by KEP VI, LLC, a Delaware limited liability company, or KEP VI. KIA VII and KEP VI, due to their common control, could be deemed to beneficially own each of the other’s shares but each disclaims such beneficial ownership. Messrs. Nickell, Wall, Matelich, Goldberg, Wahrhaftig, Bynum, Berney, Loverro and Connors may be deemed to share beneficial ownership of shares of common stock owned of record, by virtue of their status as managing members of KEP VI and of Kelso GP VII, LLC, a Delaware limited liability company, the principal business of which is serving as the general partner of Kelso GP VII, L.P., a Delaware limited partnership, the principal business of which is serving as the general partner of KIA VII. Each of Messrs. Nickell, Wall, Matelich, Goldberg, Wahrhaftig, Bynum, Berney, Loverro and Connors share investment and voting power with respect to the ownership interests owned by KIA VII and KEP VI but disclaim beneficial ownership of such interests. If the underwriters exercise their option to purchase additional shares in full, (i) shares of common stock will be sold in respect of member units owned by KIA VII and (ii) shares of common stock will be sold in respect of member units owned by KEP VI.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Transactions with the Goldman Sachs Funds and the Kelso Funds

GS Capital Partners V Fund, L.P. and related entities, or the Goldman Sachs Funds, and Kelso Investment Associates VII, L.P. and related entity, the Kelso Funds, are the majority owners of Coffeyville Acquisition LLC.

Investments in Coffeyville Acquisition LLC

On June 24, 2005, pursuant to a stock purchase agreement dated May 15, 2005, between Coffeyville Group Holdings, LLC and Coffeyville Acquisition LLC, Coffeyville Acquisition LLC acquired all of the subsidiaries of Coffeyville Group Holdings, LLC. The Goldman Sachs Funds made capital contributions of $112,817,500 to Coffeyville Acquisition LLC and the Kelso Funds made capital contributions of $110,817,500 to Coffeyville Acquisition LLC in connection with the acquisition. The total proceeds received by Pegasus Partners II, L.P. and the other unit holders of Coffeyville Group Holdings, LLC, including then current management, in connection with the Subsequent Acquisition was $526,185,017, after repayment of Immediate Predecessor’s credit facility.

Coffeyville Acquisition LLC paid companies related to the Goldman Sachs Funds and the Kelso Funds each equal amounts totaling $6.0 million for the transaction fees related to the Subsequent Acquisition, as well as an additional $0.7 million paid to the Goldman Sachs Funds for reimbursed expenses related to the Subsequent Acquisition.

On July 25, 2005, the following executive officers and directors made the following capital contributions to Coffeyville Acquisition LLC: John J. Lipinski, $650,000; Stanley A. Riemann, $400,000; James T. Rens, $250,000; Kevan A. Vick, $250,000; Robert W. Haugan, $100,000; Wyatt E. Jernigan, $100,000; Chris Swanberg, $25,000. On September 12, 2005, Edmund Gross made a $30,000 capital contribution to Coffeyville Acquisition LLC. On September 20, 2005, Wesley Clark made a $250,000 capital contribution to Coffeyville Acquisition LLC. All but two of the executive officers received common units, operating units and value units of Coffeyville Acquisition LLC and the director received common units of Coffeyville Acquisition LLC.

On September 14, 2005, the Goldman Sachs Funds and the Kelso Funds each invested an additional $5.0 million in Coffeyville Acquisition LLC. On May 23, 2006, the Goldman Sachs Funds and the Kelso Funds each invested an additional $10.0 million in Coffeyville Acquisition LLC. In each case they received additional common units of Coffeyville Acquisition LLC.

J. Aron & Company

Coffeyville Acquisition LLC entered into commodity derivative contracts in the form of three swap agreements for the period from July 1, 2005 through June 30, 2010 with J. Aron, a subsidiary of The Goldman Sachs Group, Inc. The swap agreements were originally entered into by Coffeyville Acquisition LLC on June 16, 2005 in conjunction with the acquisition of Immediate Predecessor and were required under the terms of our long-term debt agreements. The swap agreements were executed at the prevailing market rate at the time of execution and management believes the swap agreements provide an economic hedge on future transactions. These agreements were assigned to Coffeyville Resources, LLC on June 24, 2005. The economically hedged volumes total approximately 70% of their forecasted production from July 2005 through June 2009 and approximately 17% from July 2009 through June 2010. At December 31, 2005, these positions resulted in unrealized losses of approximately $236.0 million and $98.0 million for the six months ended June 30, 2006. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Cash Flow Swap.”

Effective December 30, 2005, Coffeyville Acquisition LLC entered into a crude oil supply agreement with J. Aron. Other than locally produced crude we gather ourselves, we purchase crude oil from third parties using a credit intermediation agreement. The terms of this agreement provide that we will obtain all of the crude oil for our refinery, other than the crude we obtain through our own gathering system, through J. Aron. Once we identify cargos of crude oil and pricing terms that meet our requirements, we notify J. Aron and J. Aron then provides credit, transportation and other logistical services to us for a fee. This agreement significantly reduces the investment that we are required to maintain in petroleum inventories relative to our competitors and reduces the time we are exposed to market fluctuations before the inventory is priced to a customer. The initial term of our agreement with J. Aron is to December 31, 2006 and it continues one additional year unless either party terminates it effective December 31, 2006 and/or we may renegotiate the agreement with J. Aron, seek a similar arrangement with another party, or choose to obtain our crude supply directly without the use of an intermediary.

Coffeyville Acquisition LLC also entered into certain crude oil, heating oil, and gasoline option agreements with J. Aron as of May 16, 2005. These agreements expired unexercised on June 16, 2005 and resulted in an expense of $25,000,000 reported in the accompanying consolidated statements of operations as gain (loss) on derivatives for the 233 days ended December 31, 2005.

Consulting and Advisory Agreements

Under the terms of separate consulting and advisory agreements, dated June 24, 2005, between Coffeyville Acquisition LLC and each of Goldman, Sachs & Co. and Kelso & Company, L.P., Coffeyville Acquisition LLC was required to pay an advisory fee of $1,000,000 per year, payable quarterly in advance, to each of Goldman Sachs and Kelso for consulting and advisory services provided by Goldman Sachs and Kelso. The advisory agreements provide that Coffeyville Acquisition LLC will indemnify Goldman Sachs and Kelso and their respective affiliates, designees, officers, directors, partners, employees, agents and control persons (as such term is used in the Securities Act and the rules and regulations thereunder), to the extent lawful, against claims, losses and expenses as incurred in connection with the services rendered to Coffeyville Acquisition LLC under the consulting and advisory agreements or arising out of any such person being a controlling person of Coffeyville Acquisition LLC. The agreements also provide that Coffeyville Acquisition LLC will reimburse expenses incurred by Goldman Sachs and Kelso in connection with their investment in Coffeyville Acquisition and with respect to services provided to Coffeyville Acquisition LLC pursuant to the consulting and advisory agreements. The consulting and advisory agreements also provide for the payment of certain fees, as may be determined by mutual agreement, payable by Coffeyville Acquisition LLC to Goldman Sachs and Kelso in connection with transaction services and for the reimbursement of expenses incurred in connection with such services. Payments relating to the consulting and advisory agreements include $1,310,416 which was expensed in selling, general, and administrative expenses for the 233 days ended December 31, 2005. In addition, $1,046,575 was included in other current liabilities and approximately $78,671 was included in accounts payable at December 31, 2005.

On          , 2006, Coffeyville Acquisition LLC entered into termination agreements with Goldman Sachs and Kelso under which Coffeyville Acquisition LLC agreed to pay each of Goldman Sachs and Kelso a one-time fee of $5 million payable upon the consummation of this offering. Pursuant to the terms of the termination letter, in return for the $5 million fee, the annual advisory fee and any obligations with respect to certain other fees will terminate. In addition, pursuant to the termination letter, the obligations of Goldman Sachs and Kelso with respect to consulting and other services will terminate after Goldman Sachs or Kelso no longer have beneficial ownership of our common stock in excess of  % of our outstanding common stock. Coffeyville Acquisition LLC’s obligations with respect to the indemnification of Goldman Sachs and Kelso and reimbursement of expenses will survive the termination of the obligations of the parties described above.

Credit Facilities

Goldman Sachs Credit Partners L.P., an affiliate of Goldman, Sachs & Co., or Goldman Sachs, is one of the lenders under the First Lien Credit Facility and the Second Lien Credit Facility which were entered into in connection with the financing of the Subsequent Acquisition. Goldman Sachs Credit Partners is the sole lead arranger, sole bookrunner and syndication agent under the First Lien Credit Facility and the joint lead arranger, joint bookrunner and syndication agent under the Second Lien Credit Facility. Successor paid this Goldman Sachs affiliate a $22.1 million fee included in deferred financing costs. For the 233 days ended December 31, 2005, Successor made interest payments to this Goldman Sachs affiliate of $1.8 million recorded in interest expense and paid letter of credit fees of approximately $155,000 which were recorded in selling, general, and administrative expenses. See “Description of Our Indebtedness and the Cash Flow Swap.”

Transactions with John J. Lipinski

On June 30, 2005, Coffeyville Acquisition LLC loaned $500,000 to John J. Lipinski, CEO of Successor. This loan accrued interest at the rate of 7% per year. The loan was made in conjunction with Mr. Lipinski’s purchase of 50,000 common units of Coffeyville Acquisition LLC. The balance as of June 30, 2006 was $350,000. The loan, together with accrued and unpaid interest, was forgiven in full in September 2006.

Coffeyville Acquisition LLC Operating Agreement

The Goldman Sachs Funds, the Kelso Funds, and John J. Lipinski, Stanley A. Riemann, James T. Rens, Edmund Gross, Robert W. Haugan, Wyatt E. Jernigan, Kevan A. Vick, Christopher Swanberg, Wesley Clark, Magnetite Asset Investors III L.L.C. and other members of management beneficially own capital stock in our company through Coffeyville Acquisition LLC. The LLC Agreement includes (1) restrictions on the ability of members to transfer their interests in Coffeyville Acquisition LLC, (2) a right of first offer in the event of proposed sales by the Goldman Sachs Funds and/or the Kelso Funds, and (3) tag along and drag along rights in connection with transfers by the Goldman Sachs Funds and/or the Kelso Funds.

The LLC Agreement provides that the business and affairs of Coffeyville Acquisition LLC is managed by a board of directors. The number of directors of Coffeyville Acquisition LLC is established by mutual consent of the Goldman Sachs Funds and the Kelso Funds. The LLC Agreement provides that the board of Coffeyville Acquisition LLC shall consist of at least five members, including Mr. Lipinski, two directors designated by the Goldman Sachs Funds and two directors designated by the Kelso Funds. The board currently has six members. Of the current directors, Messrs. Lebovitz and Pontarelli were appointed by the Goldman Sachs Funds and Messrs. Matelich and Osborne were appointed by the Kelso Funds.

The Goldman Sachs Funds and the Kelso Funds each have the right to designate two directors to the board of Coffeyville Acquisition LLC so long as that party holds common units that represent both at least 20% of the common units then held by all members and at least 50% of the common units held by such party on June 24, 2005. The Goldman Sachs Funds and the Kelso Funds each have the right to designate one director for so long as such party continues to hold common units that represent at least 5% of the common units then held by all members. In addition, for so long as John Lipinski is President and Chief Executive Officer, he will be appointed to the board of Coffeyville Acquisition LLC. To the extent that the Goldman Funds or the Kelso Funds have no director designation rights, that party will have the right to designate a board observer to attend board meetings.

Most significant decisions involving Coffeyville Acquisition LLC and (prior to an initial public offering) its subsidiaries require the approval of the Goldman Sachs Funds or at least one Goldman Sachs Funds appointed director (for so long as the Goldman Sachs Funds have the right to appoint two directors) and the Kelso Funds or at least one Kelso Funds appointed director (for so long as the Kelso Funds have the right to appoint two directors).

The LLC Agreement provides that in the event that the Goldman Sachs Funds and the Kelso Funds elect to complete an initial public offering through a subsidiary of Coffeyville Acquisition LLC, (1) Coffeyville Acquisition LLC will not vote any shares in favor of any action without the prior written consent of the Goldman Sachs Funds or at least one Goldman Sachs Funds appointed director (for so long as the Goldman Sachs Funds have the right to appoint two directors) and the Kelso Funds or at least one Kelso Funds appointed director (for so long as the Kelso Funds have the right to appoint two directors), (2) the transfer restrictions, right of first offer, tag along rights and drag along rights contained in the LLC Agreement will cease to apply, and (3) Coffeyville Acquisition LLC will enter into a registration rights agreement with the initial public offering issuer.

For a summary of the material terms of the LLC Agreement as they relate to the limited liability interests granted to our executive officers, see “Management — Employment Agreements and Change-in-Control Arrangements — Executives’ Interests in Coffeyville Acquisition LLC.”

Registration Rights Agreement

We intend to enter into a registration rights agreement immediately prior to the completion of this offering with Coffeyville Acquisition LLC pursuant to which we may be required to register the sale of our shares held by Coffeyville Acquisition LLC and permitted transferees. Under the registration rights agreement, the Goldman Sachs Funds and the Kelso Funds will have the right to request that we register the sale of shares held by Coffeyville Acquisition LLC on their behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, the members of Coffeyville Acquisition LLC (including members of management) will have the ability to exercise certain piggyback registration rights if we elect to register any of our equity securities. The registration rights agreement is also expected to include provisions dealing with holdback agreements, indemnification and contribution, and allocation of expenses. Immediately after this offering, all of our shares held by Coffeyville Acquisition LLC will be entitled to these registration rights.

Transactions with Pegasus Partners II, L.P.

Pegasus Partners II, L.P., or Pegasus, was a majority owner of Coffeyville Group Holdings, LLC (Immediate Predecessor) during the period March 3, 2004 through June 24, 2005. On March 3, 2004, Coffeyville Group Holdings, LLC, through its wholly owned subsidiary, Coffeyville Resources, LLC, acquired the assets of the former Farmland petroleum division and one facility within Farmland’s nitrogen fertilizer manufacturing and marketing division through a bankruptcy court auction process for approximately $107 million and the assumption of approximately $23 million of liabilities.

On March 3, 2004, Coffeyville Group Holdings, LLC entered into a management services agreement with Pegasus Capital Advisors, L.P., pursuant to which Pegasus Capital Advisors, L.P. provided Coffeyville Group Holdings, LLC with managerial and advisory services. In consideration for these services, Coffeyville Group Holdings, LLC agreed to pay Pegasus Capital Advisors, L.P. an annual fee of up to $1.0 million plus reimbursement for any out-of-pocket expenses. During the year ended December 31, 2004, Immediate Predecessor paid an aggregate of approximately $545,000 to Pegasus Capital Advisors, L.P. in fees under this agreement. $1,000,000 was expensed to selling, general, and administrative expenses for the 174 days ended June 23, 2005. In addition, Immediate Predecessor paid approximately $455,000 in legal fees on behalf of Pegasus Capital Advisors, L.P. in lieu of the remaining amount owed under the management fee. This management services agreement terminated at the time of the Subsequent Acquisition in June 2005.

Coffeyville Group Holdings, LLC paid Pegasus Capital Advisors, L.P. a $4.0 million transaction fee upon closing of the acquisition on March 3, 2004. The transaction fee related to a $2.5 million merger and acquisition fee and a $1.5 million in deferred financing costs. In addition, in conjunction with the refinancing of our senior secured credit facility on May 10, 2004, Coffeyville Group Holdings, LLC paid an additional $1.25 million fee to Pegasus Capital Advisors, L.P. as a deferred financing cost.

On March 3, 2004, Coffeyville Group Holdings, LLC entered into Executive Purchase and Vesting Agreements with the then executive officers listed below providing for the sale by Immediate Predecessor to them of the number of our common units to the right of each executive officer’s name at a purchase price of approximately $0.0056 per unit. Pursuant to the terms of these agreements, as amended, each executive officer’s common units were to vest at a rate of 16.66% every six months with the first 16.66% vesting on November 10, 2004. In connection with their purchase of the common units pursuant to the Executive Purchase and Vesting Agreements, each of the executive officers at that time issued promissory notes in the amounts indicated below. These notes were paid in full on May 10, 2004.

	Number of	Amount of
	Common	Promissory
Executive Officer	Units	Note

Philip L. Rinaldi	3,717,647	$21,000
Abraham H. Kaplan	2,230,589	$12,600
George W. Dorsey	2,230,589	$12,600
Stanley A. Riemann	1,301,176	$7,350
James T. Rens	371,764	$2,100
Keith D. Osborn	650,588	$3,675
Kevan A. Vick	650,588	$3,675

On May 10, 2004, Mr. Rinaldi entered into another Executive Purchase and Vesting Agreement under the same terms as described above providing for the purchase of an additional 500,000 common units of Coffeyville Group Holdings, LLC for an aggregate purchase price of $2,850.

On May 10, 2004, Coffeyville Group Holdings, LLC refinanced its existing long-term debt with a $150 million term loan and used the proceeds of the borrowings to repay the outstanding borrowings under Coffeyville Group Holdings, LLC’s previous credit facility. The borrowings were also used to distribute a $99,987,509 dividend, which included a preference payment of $63,200,000 plus a yield of $1,802,956 to the preferred unit holders and a $63,000 payment to the common unit holders for undistributed capital per the LLC agreement. The remaining $34,921,553 was distributed to the preferred and common unit holders pro rata according to their ownership percentages, as determined by the aggregate of the common and preferred units.

On October 8, 2004, Coffeyville Group Holdings, LLC entered into a joint venture with The Leiber Group, Inc., a company whose majority stockholder was Pegasus Partners II, L.P., the principal stockholder of Immediate Predecessor. In connection with the joint venture, Coffeyville Group Holdings, LLC contributed approximately 68.7% of its membership interests in Coffeyville Resources, LLC to CL JV Holdings, LLC, a Delaware limited liability company, or CL JV Holdings, and The Leiber Group, Inc. contributed the Judith Leiber business to CL JV Holdings. At the time of the Subsequent Acquisition, in June 2005, the joint venture was effectively terminated.

On January 13, 2005, Immediate Predecessor’s board of directors authorized the following bonus payments to the following then executive officers, at that time, in recognition of the importance of retaining their services:

Executive Officer	Bonus Amount

Philip L. Rinaldi	$1,000,000
Abraham H. Kaplan	$600,000
George W. Dorsey	$300,000
Stanley A. Riemann	$700,000
James T. Rens	$150,000
Keith D. Osborn	$150,000
Kevan A. Vick	$150,000
Edmund S. Gross	$200,000

During 2004 and 2005, Immediate Predecessor shared office space with Pegasus in New York, New York for which we paid Pegasus $10,000 per month.

On June 23, 2005, immediately prior to the Subsequent Acquisition, Coffeyville Group Holdings, LLC used available cash balances to distribute a $52,211,493 dividend to its preferred and common unit holders pro rata according to their ownership percentages, as determined by the aggregate of the common and preferred units.

DESCRIPTION OF OUR INDEBTEDNESS AND THE CASH FLOW SWAP

First Lien Credit Facility and Second Lien Credit Facility

In connection with the acquisition of all of the subsidiaries of Coffeyville Group Holdings, LLC on June 24, 2005 by the Goldman Sachs Funds and the Kelso Funds, Coffeyville Resources, LLC, as the borrower, and Coffeyville Refining & Marketing, Inc., Coffeyville Nitrogen Fertilizers, Inc., Coffeyville Crude Transportation, Inc., Coffeyville Pipeline, Inc., Coffeyville Terminal, Inc., CL JV Holdings, LLC, which we refer to collectively as Holdings, and certain of their subsidiaries as guarantors entered into a first lien credit agreement, dated as of June 24, 2005, as amended on July 8, 2005 and December 16, 2005, and as further amended and restated as of June 29, 2006 (which we refer to as the First Lien Credit Facility) with Goldman Sachs Credit Partners, L.P., as sole lead arranger, sole bookrunner and syndication agent, Credit Suisse, Cayman Islands Branch, as Funded LC issuing bank, Wachovia Bank, National Association, as administrative agent, collateral agent, co-documentation agent and revolving issuing bank and Sumitomo Mitsui Banking Corporation, as a co-documentation agent, and a second lien credit facility, dated as of June 24, 2005 and amended as of July 8, 2005, which we refer to as the Second Lien Credit Facility, with Goldman Sachs Credit Partners, L.P., as joint lead arranger, joint bookrunner and syndication agent and Credit Suisse, Cayman Islands Branch, as joint lead arranger and joint bookrunner, administrative agent and collateral agent.

The following summary of the material terms of the First Lien Credit Facility and the Second Lien Credit Facility is only a general description and is not complete and, as such, is subject to and is qualified in its entirety by reference to the provisions of the First Lien Credit Facility and the Second Lien Credit Facility.

The First Lien Credit Facility provides financing of up to $523.3 million, consisting of $223.3 million of tranche C term loans, $50.0 million of delayed draw term loans available through December 2006 and subject to accelerated payment terms, a $100.0 million revolving loan facility, and a funded letter of credit facility of $150.0 million issued in support of the Cash Flow Swap. The Second Lien Credit Facility includes a $275.0 million term loan.

The revolving loan facility of $100.0 million provides for direct cash borrowings for general corporate purposes on a short-term basis. Letters of credit issued under the revolving loan facility are subject to a $50.0 million sub-limit. The revolving loan commitment matures on June 24, 2011. We have an option to extend this maturity upon written notice to our lenders; however, the revolving loan maturity cannot be extended beyond the final maturity of the term loans, which is June 24, 2012.

The $150.0 million funded letter of credit facility provides credit support for our obligations under the Cash Flow Swap. The funded letter of credit facility is fully cash collateralized by the funding by the lenders of cash into the credit linked deposit account. This account is held by the funded letter of credit issuing bank. Contingent upon the requirements of the Cash Flow Swap, we have the ability to reduce the funded letter of credit at any time upon written notice to the lenders.

The First Lien Credit Facility was subsequently amended and restated on June 29, 2006 under substantially the same terms as the original agreement, as amended. The tranche B term loans were refinanced into tranche C term loans. The primary reason for the amendment and restatement was to reduce the applicable margin spreads for borrowings on the first lien term loans and the funded letter of credit facility and to make the capital expenditure covenant less restrictive.

Interest Rate and Fees.

The First Lien Credit Facility.  The tranche C term loans and delayed draw term loans bear interest at either LIBOR plus 2.25%, or at the borrower’s election, prime rate plus 1.25% (with step-downs to LIBOR plus 2.00% and prime rate plus 1%, respectively, upon achievement of certain rating conditions). The revolving loan facility borrowings bear interest at either LIBOR plus 2.50% or, at the borrower’s election, prime rate plus 1.50% (with step-downs to LIBOR plus 2.25% and prime rate plus 1.25%, respectively, and then to LIBOR plus 2.00% and prime rate plus 1%, respectively, upon certain amounts of prepayments of the term loans and substantial completion of certain capital expenditure projects). Letters of credit issued under the $50.0 million sub-limit available under the revolving loan facility are subject to a fee equal to the applicable margin on revolving LIBOR loans owing to all revolving lenders and a fronting fee of 0.25% owing to the issuing lender. Funded letters of credit are subject to a fee equal to the applicable margin on term LIBOR loans owing to all funded letter of credit lenders and a fronting fee of 0.125% owing to the issuing lender. The borrower is also obligated to pay a fee of 0.10% to the administrative agent on a quarterly basis based on the average balance of funded letters of credit outstanding during the calculation period, for the maintenance of a credit-linked deposit account backstopping funded letters of credit. In addition to the fees stated above, the First Lien Credit Facility requires the borrower to pay 0.50% in commitment fees on the unused portion of the revolving loan facility and 1.00% in commitment fees on the unused portion of the delayed draw term loan commitment. The average weighted interest rate on borrowings under the First Lien Credit Facility on June 30, 2006 was 7.70%.

The Second Lien Credit Facility.  The Second Lien Credit Facility borrowings bear interest at LIBOR plus 6.75%, or at the borrower’s option, prime rate plus 5.75%.

Prepayments.  The First Lien Credit Facility and the Second Lien Credit Facility require the borrower to prepay outstanding loans, subject to certain exceptions, with:

•	100% of the net asset sale proceeds received by Holdings or any of its subsidiaries from specified asset sales and net insurance/condemnation proceeds, if the borrower does not reinvest those proceeds in assets to be used in its business or to make other certain permitted investments within 12 months or if, within 12 months of receipt, the borrower does not contract to reinvest those proceeds in assets to be used in its business or to make other certain permitted investments within 18 months of receipt, each subject to certain limitations;

•	100% of the cash proceeds from the incurrence of specified debt obligations by Holdings or any of its subsidiaries; and

•	75% of “consolidated excess cash flow” less 100% of voluntary prepayments made during the fiscal year; provided that this percentage will be reduced to 50% when the term loan repayment amount is at least $150.0 million.

Mandatory prepayments will be applied first to the term loan, second to the swing line loans, third to the revolving loans, fourth to outstanding reimbursement obligations with respect to revolving letters of credit and funded letters of credit, fifth to cash collateralize revolving letters of credit and funded letters of credit and sixth to the second lien terms loan under the Second Lien Credit Facility.

Voluntary prepayments of loans under the First Lien Credit Facility are permitted, in whole or in part, at the borrower’s option, without premium or penalty.

Voluntary prepayments of loans under the Second Lien Credit Facility are permitted, in whole or in part, at the borrower’s option, so long as no amounts are outstanding under the First Lien Credit Facility or unless the lenders under the First Lien Credit Facility provide the requisite consent. Similarly, mandatory prepayments of loans under the Second Lien Credit Facility apply only after no amounts are outstanding under the First Lien Credit Facility. Any voluntary prepayments as well as prepayments out of the cash proceeds from the incurrence of specified debt obligations made to the Second Lien Credit Facility after July 8, 2006 but before July 8, 2007 are subject to a 2.0% prepayment premium and any voluntary prepayments made after July 8, 2007 but before July 8, 2008 are subject to a 1.0% prepayment premium.

Amortization.

The First Lien Credit Facility.  The tranche C term loans are repayable in quarterly installments in a principal amount equal to the principal amount of the tranche C term loans outstanding on the quarterly installment date multiplied by 0.25% for each quarterly installment made prior to October 1, 2011 and 23.5% for each quarterly installment made during the period commencing on October 1, 2011 through maturity on June 24, 2012. The delayed draw term loan is subject to quarterly principal amortization payments of 0.25% of the outstanding balance commencing on the last date of the first quarter following the delayed draw term loan termination date or the date on which the delayed draw term loans have been fully funded through the sixth anniversary of the closing date or June 24, 2011. Thereafter, the delayed draw term loans are amortized in equal quarterly installments until June 24, 2012.

The Second Lien Credit Facility.  The Second Lien Credit Facility is not subject to scheduled principal amortization; however, the principal outstanding is due and payable upon final maturity on June 24, 2013.

Collateral and Guarantors.  All obligations under the First Lien Credit Facility and the Second Lien Credit Facility are guaranteed by Coffeyville Refining & Marketing, Inc., Coffeyville Nitrogen Fertilizers, Inc., Coffeyville Crude Transportation, Inc. Coffeyville Terminal, Inc., CL JV Holdings, LLC and their domestic subsidiaries. Indebtedness under the First Lien Credit Facility is secured by a first priority security interest in substantially all of Coffeyville Resources, LLC’s assets, including a pledge of all of the capital stock of its domestic subsidiaries and 65% of all the capital stock of each of its foreign subsidiaries on a first lien priority basis. The Second Lien Credit Facility is similarly secured but on a second lien priority basis.

Certain Covenants and Events of Default.  Both the First Lien Credit Facility and the Second Lien Credit Facility contain customary covenants and events of default. These agreements, among other things, restrict, subject to certain exceptions, the ability of Coffeyville Resources, LLC and its subsidiaries to incur additional indebtedness, create liens on assets, make restricted junior payments, enter into agreements that restrict subsidiary distributions, make investments, loans or advances, engage in mergers, acquisitions or sales of assets, dispose of subsidiary interests, enter into sale and leaseback transactions, engage in certain transactions with affiliates and shareholders, change the business conducted by the credit parties, and enter into hedging agreements. The agreements provide that Coffeyville Resources, LLC may not enter into commodity agreements if, after giving effect thereto, the exposure under all such commodity agreements exceeds 75% of Actual Production (the borrower’s estimated future production of refined products based on the actual production for the three prior months) or for a term of longer than six years from June 24, 2006. In addition, the borrower may not enter into material amendments related to any material rights under the Cash Flow Swap, the management agreements with the Goldman Sachs Funds and the Kelso Funds, or the May 2005 stock purchase agreement, without the prior written approval of the lenders.

The First Lien Credit Facility requires the borrower to maintain a minimum interest coverage ratio and a maximum total leverage ratio and the Second Lien Credit Facility requires the borrower to maintain a maximum total leverage ratio. These financial covenants are set forth in the table below:

Second Lien
	First Lien Credit Facility		Credit Facility
	Minimum	Maximum	Maximum
	interest	leverage	leverage
Fiscal quarter ending	coverage ratio	ratio	ratio

June 30, 2006	2.25:1.00	5.00:1.00	5.25:1.00
September 30, 2006	2.25:1.00	5.00:1.00	5.25:1.00
December 31, 2006	2.25:1.00	5.00:1.00	5.25:1.00
March 31, 2007	2.25:1.00	4.75:1.00	5.00:1.00
June 30, 2007	2.50:1.00	4.50:1.00	4.75:1.00
September 30, 2007	2.75:1.00	4.25:1.00	4.75:1.00
December 31, 2007	3.00:1.00	3.50:1.00	4.00:1.00
March 31, 2008	3.25:1.00	3.50:1.00	4.00:1.00
June 30, 2008	3.25:1.00	3.25:1.00	3.75:1.00
September 30, 2008	3.25:1.00	3.00:1.00	3.50:1.00
December 31, 2008	3.25:1.00	2.75:1.00	3.25:1.00
March 31, 2009 and thereafter	3.50:1.00	2.50:1.00	3.00:1.00

In addition, the First Lien Credit Facility also requires the borrower to maintain a maximum capital expenditures limitation of $75.0 million from June 24, 2005 through December 31, 2005, $230.0 million in 2006, $70.0 million in 2007, $40.0 million in 2008 and thereafter. If the actual amount of capital expenditures made in any fiscal year (excluding those made in connection with the continuous catalytic reformer and fluidized catalytic crack unit projects) is less than the amount permitted to be made in such fiscal year, the amount of such difference may be carried forward and used to make capital expenditures in succeeding fiscal years. The continuous catalytic reformer and the fluidized catalytic crack unit projects are subject to their own specific capital expenditure limitation of $165.0 million.

The First Lien Credit Facility and the Second Lien Credit Facility also contain certain customary affirmative covenants and events of default, including an event of default upon the occurrence of a change of control. Under the First Lien Credit Agreement, a “change of control” means (1) the Goldman Sachs Funds and the Kelso Funds cease to beneficially own on a fully diluted basis at least 35% of the economic and voting interests in the capital stock of Parent (Coffeyville Acquisition LLC or CVR Energy or any entity that owns all of the capital stock of Holdings), (2) any person or group other than the Goldman Sachs Funds and/or the Kelso Funds (a) acquires beneficial ownership of 35% or more on a fully diluted basis of the voting and/or economic interest in the capital stock of Holdings and the percentage voting and/or economic interest acquired exceeds the percentage owned by the Goldman Sachs Funds and the Kelso Funds or (b) shall have obtained the power to elect a majority of the board of Parent, (3) Parent shall cease to own and control, directly or indirectly, 100% on a fully diluted basis of the capital stock of the borrower, (4) Holdings ceases to beneficially own and control all of the capital stock of the borrower or (5) the majority of the seats on the board of Parent cease to be occupied by continuing directors approved by the then-existing directors.

Other.  The First Lien Credit Facility and the Second Lien Credit Facility are subject to an intercreditor agreement between the lenders of both credit agreements and the provider of the Cash Flow Swap, which deal with, among other things, priority of liens, payments and proceeds of sale of collateral.

Cash Flow Swap

In connection with the Subsequent Acquisition and as required under our existing credit facilities, Coffeyville Acquisition LLC entered into a crack spread hedging transaction with J. Aron. The agreements underlying the transaction were subsequently assigned from Coffeyville Acquisition LLC to Coffeyville Resources, LLC on June 24, 2005. See “Certain Relationships and Related Party Transactions.” The derivative transaction was entered into for the purpose of managing our exposure to the price fluctuations in crude oil, heating oil and gasoline markets.

The fixed prices for each product in each calendar quarter are specified in the applicable swap confirmation. The floating price for

•	crude oil for each quarter equals the average of the closing settlement price(s) on NYMEX for the Nearby Light Crude Futures Contract that is “first nearby” as of any determination date during that calendar quarter;

•	unleaded gasoline for each quarter equals the average of the closing settlement prices on NYMEX for the Unleaded Gasoline contract that is “first nearby” for any determination period to and including the determination period ending December 31, 2006 and the average of the closing settlement prices on NYMEX for Reformulated Gasoline Blendstock for Oxygen Blending futures contract that is “first nearby” for each determination period thereafter quoted in U.S. dollars per gallon; and

•	heating oil for each quarter equals to the average of the closing settlement prices on NYMEX for the Heating Oil Futures Contract that is “first nearby” as of any determination date during such calendar quarter quoted in U.S. dollars per gallon.

The hedge transaction is governed by the standard form 1992 International Swap Dealers Association, Inc., or ISDA, Master Agreement, which includes a schedule to the ISDA Master Agreement setting forth certain specific transaction terms.

Coffeyville Resources, LLC’s obligations under the hedge transaction are:

•	guaranteed by Coffeyville Refining & Marketing, Inc., Coffeyville Nitrogen Fertilizers, Inc., Coffeyville Crude Transportation, Inc. Coffeyville Terminal, Inc., CL JV Holdings, LLC and their domestic subsidiaries;

•	secured by a $150 million funded letter of credit issued under the First Lien Credit Facility in favor of J. Aron; and

•	to the extent J. Aron’s exposure under the derivative transaction exceeds $150 million, secured by the same collateral that secures our First Lien Credit Facility.

In addition, J. Aron is an additional named insured and loss payee under certain insurance policies of Coffeyville Resources, LLC.

The obligations of J. Aron under the derivative transaction are guaranteed by The Goldman Sachs Group, Inc.

The derivative transaction terminates on June 30, 2010. Prior to the termination date, neither party has a right to terminate the derivative transaction unless one of the termination events under the ISDA Master Agreement has occurred. In addition to standard termination events described in the ISDA Master Agreement, the schedules to the ISDA Master Agreement provide for the termination of the derivative transaction if:

•	Coffeyville Resources, LLC’s obligations under the derivative transaction cease to be secured as described above equally and ratably with the security interest granted under the First Lien Credit Facility;

•	Coffeyville Resources, LLC’s obligations under the derivative transaction cease to be guaranteed by Coffeyville Refining & Marketing, Inc., Coffeyville Nitrogen Fertilizers, Inc., Coffeyville Crude Transportation, Inc. Coffeyville Terminal, Inc., CL JV Holdings, LLC and their domestic subsidiaries; or

•	Coffeyville Resources, LLC fails to maintain a $150 million funded letter of credit in favor of J. Aron.

If a termination event occurs, the derivative transaction will be cash-settled on the termination date designated by a party entitled to such designation under the ISDA Master Agreement (to the extent of the amounts owed to either party on the termination date, without netting of payments) and no further payments or deliveries under the derivative transaction will be required.

Intercreditor matters among J. Aron and the lenders under the First Lien Credit Facility and the Second Lien Credit Facility are governed by the Intercreditor Agreement. J. Aron’s security interest in the collateral is pari passu with the security interest in the collateral granted under the First Lien Credit Facility and the Second Lien Credit Facility. In addition, pursuant to the Intercreditor Agreement, J. Aron is entitled to vote together as a class with the lenders under the First Lien Credit Facility with respect to (1) any remedies proposed to be taken by the holders of the secured obligations with respect to the collateral, (2) any matters related to a breach, waiver or modification of the covenants in the First Lien Credit Facility that restrict the granting of liens, the incurrence of indebtedness, and the ability of Coffeyville Resources, LLC to enter into derivative transactions for more than 75% of Coffeyville Resources, LLC’s actual production (based on the three month period preceding the trade date of the relevant derivative) of refined products or for a term longer than six years, (3) the maintenance of insurance, and (4) any matters relating to the collateral. For any of the foregoing matters, J. Aron is entitled to vote with the lenders under the First Lien Credit Facility as a single class to the extent of the greater of (x) its exposure under the derivative transaction, less the amount secured by the letter of credit and (y) $75 million.

DESCRIPTION OF CAPITAL STOCK

Immediately following the completion of this offering, our authorized capital stock will consist of           shares of common stock, par value $0.01 per share, and           shares of preferred stock, par value $0.01 per share, the rights and preferences of which may be established from time to time by our board of directors. Upon the completion of this offering, there will be           outstanding shares of common stock and no outstanding shares of preferred stock. The following description of our capital stock does not purport to be complete and is subject to and qualified by our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable Delaware law.

Common Stock

Holders of our common stock are entitled to one vote for each share on all matters voted upon by our stockholders, including the election of directors, and do not have cumulative voting rights. Subject to the rights of holders of any then outstanding shares of our preferred stock, our common stockholders are entitled to any dividends that may be declared by our board of directors. Holders of our common stock are entitled to share ratably in our net assets upon our dissolution or liquidation after payment or provision for all liabilities and any preferential liquidation rights of our preferred stock then outstanding. Holders of our common stock have no preemptive rights to purchase shares of our stock. The shares of our common stock are not subject to any redemption provisions and are not convertible into any other shares of our capital stock. All outstanding shares of our common stock are, and the shares of common stock to be issued in this offering will be, upon payment therefor, fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may issue in the future.

Preferred Stock

Our board of directors may, from time to time, authorize the issuance of one or more classes or series of preferred stock without stockholder approval. Subject to the provisions of our certificate of incorporation and limitations prescribed by law, our board of directors is authorized to adopt resolutions to issue shares, establish the number of shares, change the number of shares constituting any series, and provide or change the voting powers, designations, preferences and relative rights, qualifications, limitations or restrictions on shares of our preferred stock, including dividend rights, terms of redemption, conversion rights and liquidation preferences, in each case without any action or vote by our stockholders. We have no current intention to issue any shares of preferred stock.

One of the effects of undesignated preferred stock may be to enable our board of directors to discourage an attempt to obtain control of our company by means of a tender offer, proxy contest, merger or otherwise. The issuance of preferred stock may adversely affect the rights of our common stockholders by, among other things:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying or preventing a change in control without further action by the stockholders.

Limitation of Liability of Officers and Directors

Our certificate of incorporation limits the liability of directors to the fullest extent permitted by Delaware law. The effect of these provisions is to eliminate the rights of our company and our stockholders, through stockholders’ derivative suits on behalf of our company, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, our directors will be personally liable to us and our stockholders for monetary damages if they acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from their actions as directors. In addition, our restated certificate of incorporation provides that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. We may enter into indemnification agreements with our current directors and executive officers prior to the completion of this offering. We also maintain directors and officers insurance.

Delaware Anti-Takeover Law

We are subject to Section 203 of the Delaware General Corporation Law which regulates corporate acquisitions. This law provides that specified persons who, together with affiliates and associates, own, or within three years did own, 15% or more of the outstanding voting stock of a corporation may not engage in business combinations with the corporation for a period of three years after the date on which the person became an interested stockholder. The law defines the term “business combination” to include mergers, asset sales and other transactions in which the interested stockholder receives or could receive a financial benefit on other than a pro rata basis with other stockholders. This provision has an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging takeover attempts that might result in a premium over the market price for the shares of our common stock. With the approval of our stockholders, we could amend our certificate of incorporation in the future to avoid the restrictions imposed by this anti-takeover law.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is            .

SHARES ELIGIBLE FOR FUTURE SALE

Upon the completion of this offering, we will have outstanding        shares of common stock. The shares sold in this offering plus any additional shares sold by the selling stockholder upon exercise of the underwriters’ option and any shares sold in any directed share program established by us prior to this offering will be freely tradable without restriction under the Securities Act, unless purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. In general, affiliates include executive officers, directors and our largest stockholders. Shares of common stock purchased by affiliates will remain subject to the resale limitations of Rule 144.

The remaining shares outstanding prior to this offering are restricted securities within the meaning of Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or Rule 701 promulgated under the Securities Act, which are summarized below.

The executive officers, directors and selling stockholder will enter into lock-up agreements in connection with this offering, generally providing that they will not offer, sell, contract to sell, or grant any option to purchase or otherwise dispose of our common stock or any securities exercisable for or convertible into our common stock owned by it for a period of 180 days after the date of this prospectus without the prior written consent of          .

Despite possible earlier eligibility for sale under the provisions of Rules 144, 144(k) and 701 under the Securities Act, any shares subject to a lock-up agreement will not be salable until the lock-up agreement expires or is waived by          . Taking into account the lock-up agreement, and assuming           does not release Coffeyville Acquisition LLC from its lock-up agreement,           shares held by our affiliates will be eligible for future sale in accordance with the requirements of Rule 144.

In general, under Rule 144 as currently in effect, after the expiration of lock-up agreements, a person who has beneficially owned restricted securities for at least one year would be entitled to sell within any three month period a number of shares that does not exceed the greater of the following:

•	one percent of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the sale.

Sales under Rule 144 are also subject to requirements with respect to manner-of-sale requirements, notice requirements and the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell his or her shares without complying with the manner-of-sale, public information, volume limitation, or notice provisions of Rule 144.

UNITED STATES TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS

The following is a summary of the material United States federal income and estate tax consequences of the acquisition, ownership and disposition of our common stock by a non-U.S. holder. As used in this summary, the term “non-U.S. holder” means a beneficial owner of our common stock that is not, for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States or a former citizen or resident of the United States subject to taxation as an expatriate;

•	a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	a partnership;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust, if (1) a United States court is able to exercise primary supervision over the trust’s administration and one or more “United States persons” (within the meaning of the U.S. Internal Revenue Code of 1986, as amended, or the Code) has the authority to control all of the trust’s substantial decisions, or (2) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a “United States person.”

An individual may be treated as a resident of the United States in any calendar year for United States federal income tax purposes, instead of a nonresident, by, among other ways, being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of this calculation, an individual would count all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are taxed for U.S. federal income purposes as if they were U.S. citizens.

If an entity or arrangement treated as a partnership or other type of pass-through entity for U.S. federal income tax purposes owns our common stock, the tax treatment of a partner or beneficial owner of such entity may depend upon the status of the partner or beneficial owner and the activities of the partnership or entity and by certain determinations made at the partner or beneficial owner level. Partners and beneficial owners in such entities that own our common stock should consult their own tax advisors as to the particular U.S. federal income and estate tax consequences applicable to them.

This summary does not discuss all of the aspects of U.S. federal income and estate taxation that may be relevant to a non-U.S. holder in light of the non-U.S. holder’s particular investment or other circumstances. In particular, this summary only addresses a non-U.S. holder that holds our common stock as a capital asset (generally, investment property) and does not address:

•	special U.S. federal income tax rules that may apply to particular non-U.S. holders, such as financial institutions, insurance companies, tax-exempt organizations, and dealers and traders in securities or currencies;

•	non-U.S. holders holding our common stock as part of a conversion, constructive sale, wash sale or other integrated transaction or a hedge, straddle or synthetic security;

•	any U.S. state and local or non-U.S. or other tax consequences; and

•	the U.S. federal income or estate tax consequences for the beneficial owners of a non-U.S. holder.

This summary is based on provisions of the Code, applicable United States Treasury regulations and administrative and judicial interpretations, all as in effect or in existence on the date of this prospectus. Subsequent developments in United States federal income or estate tax law, including changes in law or differing interpretations, which may be applied retroactively, could have a material effect on the U.S. federal income and estate tax consequences of purchasing, owning and disposing of our common stock as set forth in this summary. Each non-U.S. holder should consult a tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of our common stock.

Dividends

We do not anticipate making cash distributions on our common stock in the foreseeable future. See “Dividend Policy.” In the event, however, that we make cash distributions on our common stock, such distributions will constitute dividends for United States federal income tax purposes to the extent paid out of current or accumulated earnings and profits of the Company. To the extent such distributions exceed the Company’s earnings and profits, they will be treated first as a return of the shareholder’s basis in their common stock to the extent thereof, and then as gain from the sale of a capital asset. If we make a distribution that is treated as a dividend and is not effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States, we will have to withhold a U.S. federal withholding tax at a rate of 30%, or a lower rate under an applicable income tax treaty, from the gross amount of the dividends paid to such non-U.S. holder. Non-U.S. holders should consult their own tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

In order to claim the benefit of an applicable income tax treaty, a non-U.S. holder will be required to provide a properly executed U.S. Internal Revenue Service Form W-8BEN (or other applicable form) in accordance with the applicable certification and disclosure requirements. Special rules apply to partnerships and other pass-through entities and these certification and disclosure requirements also may apply to beneficial owners of partnerships and other pass-through entities that hold our common stock. A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the U.S. Internal Revenue Service. Non-U.S. holders should consult their own tax advisors regarding their entitlement to benefits under a relevant income tax treaty and the manner of claiming the benefits.

Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States and, if required by an applicable income tax treaty, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States, will be taxed on a net income basis at the regular graduated rates and in the manner applicable to United States persons. In that case, we will not have to withhold U.S. federal withholding tax if the non-U.S. holder provides a properly executed U.S. Internal Revenue Service Form W-8ECI (or other applicable form) in accordance with the applicable certification and disclosure requirements. In addition, a “branch profits tax” may be imposed at a 30% rate, or a lower rate under an applicable income tax treaty, on dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the United States.

Gain on disposition of our common stock

A non-U.S. holder generally will not be taxed on any gain recognized on a disposition of our common stock unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; in these cases, the gain will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons (unless an applicable income tax treaty provides otherwise) and, if the non-U.S. holder is a foreign corporation, the “branch profits tax” described above may also apply;

•	the non-U.S. holder is an individual who holds our common stock as a capital asset, is present in the United States for more than 182 days in the taxable year of the disposition and meets other requirements (in which case, except as otherwise provided by an applicable income tax treaty, the gain, which may be offset by U.S. source capital losses, generally will be subject to a flat 30% U.S. federal income tax, even though the non-U.S. holder is not considered a resident alien under the Code); or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock.

Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we are not currently, and we do not anticipate becoming in the future, a U.S. real property holding corporation. However, because this determination is made from time to time and is dependent upon a number of factors, some of which are beyond our control, including the value of our assets, there can be no assurance that we will not become a U.S. real property holding corporation.

However, even if we are or have been a U.S. real property holding corporation, a non-U.S. holder which did not beneficially own, actually or constructively, more than 5% of the total fair market value of our common stock at any time during the shorter of the five-year period ending on the date of disposition or the period that our common stock was held by the non-U.S. holder (a “non-5% holder”) and which is not otherwise taxed under any other circumstances described above, generally will not be taxed on any gain realized on the disposition of our common stock if, at any time during the calendar year of the disposition, our common stock was regularly traded on an established securities market within the meaning of the applicable United States Treasury regulations.

We have applied to have our common stock listed on the          . Although not free from doubt, our common stock should be considered to be regularly traded on an established securities market for any calendar quarter during which it is regularly quoted by brokers or dealers that hold themselves out to buy or sell our common stock at the quoted price. If our common stock were not considered to be regularly traded on an established securities market at any time during the applicable calendar year, then a non-5% holder would be taxed for U.S. federal income tax purposes on any gain realized on the disposition of our common stock on a net income basis as if the gain were effectively connected with the conduct of a U.S. trade or business by the non-5% holder during the taxable year and, in such case, the person acquiring our common stock from a non-5% holder generally would have to withhold 10% of the amount of the proceeds of the disposition. Such withholding may be reduced or eliminated pursuant to a withholding certificate issued by the U.S. Internal Revenue Service in accordance with applicable U.S. Treasury regulations. We urge all non-U.S. holders to consult their own tax advisors regarding the application of these rules to them.

Federal estate tax

Our common stock that is owned or treated as owned by an individual who is not a U.S. citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

Information reporting and backup withholding tax

Dividends paid to a non-U.S. holder may be subject to U.S. information reporting and backup withholding. A non-U.S. holder will be exempt from backup withholding if the non-U.S. holder provides a properly executed U.S. Internal Revenue Service Form W-8BEN or otherwise meets documentary evidence requirements for establishing its status as a non-U.S. holder or otherwise establishes an exemption.

The gross proceeds from the disposition of our common stock may be subject to U.S. information reporting and backup withholding. If a non-U.S. holder sells our common stock outside the United States through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to the non-U.S. holder outside the United States, then the U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, United States information reporting, but not U.S. backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if a non-U.S. holder sells our common stock through a non-U.S. office of a broker that:

•	is a United States person;

•	derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the United States;

•	is a “controlled foreign corporation” for U.S. federal income tax purposes; or

•	is a foreign partnership, if at any time during its tax year:

•	one or more of its partners are United States persons who in the aggregate hold more than 50% of the income or capital interests in the partnership; or

•	the foreign partnership is engaged in a U.S. trade or business,

unless the broker has documentary evidence in its files that the non-U.S. holder is not a United States person and certain other conditions are met or the non-U.S. holder otherwise establishes an exemption.

If a non-U.S. holder receives payments of the proceeds of a sale of our common stock to or through a United States office of a broker, the payment is subject to both U.S. backup withholding and information reporting unless the non-U.S. holder provides a properly executed U.S. Internal Revenue Service Form W-8BEN certifying that the non-U.S. Holder is not a “United States person” or the non-U.S. holder otherwise establishes an exemption.

A non-U.S. holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed the non-U.S. holder’s U.S. federal income tax liability by filing a refund claim with the U.S. Internal Revenue Service.

UNDERWRITING

The Company, the selling stockholder and the underwriters to be subsequently identified will enter into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table.        are the representatives of the underwriters.

Underwriters	Number of Shares

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

To the extent that the underwriters sell more than           shares, the underwriters have an option to buy up to an additional           shares from the selling stockholder to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the Company and the selling stockholder. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase           additional shares of common stock.

Paid by the Company

	No Exercise	Full Exercise

Per Share
Total

Paid by the selling stockholder

	No Exercise	Full Exercise

Per Share
Total

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $      per share from the initial public offering price. If all of the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

The Company, its executive officers, directors and the selling stockholder have agreed with the underwriters, subject to exceptions, not to dispose of or hedge any of the shares of common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans or shares issued in connection with acquisitions or business transactions. See ”Shares Eligible for Future Sale” for a discussion of specified transfer restrictions.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period the Company issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the 180-day restricted period, the Company announces that it will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

At the Company’s request,          have reserved for sale, at the initial public offering price, up to  % of the shares offered hereby sold to certain directors, officers, employees and persons having relationships with the Company. The number of shares of common stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered hereby.

Prior to this offering, there has been no public market for the common stock. The initial public offering price will be negotiated among the Company, the selling stockholder and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the Company’s historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

An application has been made to list the shares of common stock on the           under the symbol “          ”.

In connection with this offering, the underwriters may purchase and sell shares of the common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the selling stockholder in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of that option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the shares of common stock and, together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the shares of common stock. As a result, the price of the shares of common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

Each of the underwriters has represented and agreed that:

(a) it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000, as amended, or FSMA, except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by us of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or FSA;

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of the FSMA does not apply to us; and

(c) it has complied with, and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances which do not require the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (2) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the “Securities and Exchange Law”) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

The Company estimates that its share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $          .

The Company and the selling stockholder have agreed to indemnify the several underwriters against specified liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for our company by Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York.                is acting as counsel to the underwriters.

EXPERTS

The consolidated financial statements of CVR Energy, Inc. and subsidiaries, which collectively refer to the consolidated financial statements for the year ended December 31, 2003 and for the 62 day period ended March 2, 2004 for the former Farmland Petroleum Division and one facility within Farmland’s eight-plant Nitrogen Fertilizer Manufacturing and Marketing Division (collectively, Original Predecessor), the consolidated financial statements as of December 31, 2004 and for the 304-day period ended December 31, 2004 and for the 174-day period ended June 23, 2005 for Coffeyville Group Holdings, LLC and subsidiaries, excluding Leiber Holdings LLC, as discussed in note 1 to the consolidated financial statements, which we refer to as Immediate Predecessor, and the consolidated financial statements as of December 31, 2005 and for the 233 day period ended December 31, 2005 for Coffeyville Acquisition LLC and subsidiaries, which we refer to as Successor, have been included herein (and in the registration statement) in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the consolidated financial statements of CVR Energy, Inc. and subsidiaries noted above contains an explanatory paragraph that states that as discussed in note 1 to the consolidated financial statements, effective March 3, 2004, Immediate Predecessor acquired the net assets of Original Predecessor in a business combination accounted for as a purchase, and effective June 24, 2005, Successor acquired the net assets of Immediate Predecessor in a business combination accounted for as a purchase. As a result of these acquisitions, the consolidated financial statements for the periods after the acquisitions are presented on a different cost basis than that for the periods before the acquisitions and, therefore, are not comparable. Furthermore, the audit report covering the consolidated financial statements of Coffeyville Acquisition LLC noted above contains an emphasis paragraph that states, as discussed in note 2 to the consolidated financial statements, Farmland allocated certain general corporate expenses and interest expense to Original Predecessor for the year ended December 31, 2003, and for the 62 day period ended March 2, 2004. The allocation of these costs is not necessarily indicative of the costs that would have been incurred if Original Predecessor had operated as a stand-alone entity.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed as an exhibit and reference thereto is qualified in all respects by the terms of the filed exhibit. The registration statement, including exhibits and schedules, may be inspected without charge at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549, and copies of all or any part of it may be obtained from that office after payment of fees prescribed by the SEC. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.

GLOSSARY OF SELECTED TERMS

The following are definitions of certain industry terms used in this prospectus.

Alkylation	A process uniting olefins and isoparaffins forming a longer chain, isoparaffin; particularly the reacting of butylene and isobutane, with sulfuric acid or hydrofluoric acid as a catalyst, to produce a high-octane, low-sensitivity blending agent for gasoline.

Barrel	Common unit of measure in the oil industry which equates to 42 gallons.

Blendstocks	Various compounds that are combined with gasoline or diesel from the crude oil refining process to make finished gasoline and diesel fuel; these may include natural gasoline, FCC unit gasoline, ethanol, reformate or butane, among others.

bpd	Abbreviation for barrels per day.

Btu	British thermal units: a measure of energy. One Btu of heat is required to raise the temperature of one pound of water one degree Fahrenheit.

By-products	Products that result from extracting high value products such as gasoline and diesel fuel from crude oil; these include black oil, sulfur, propane, pet coke and other products.

Capacity	Capacity is defined as the throughput a process unit is capable of sustaining, either on a calendar or stream day basis. The throughput may be expressed in terms of maximum sustainable, nameplate or economic capacity. The maximum sustainable or nameplate capacities may not be the most economical. The economic capacity is the throughput that generally provides the greatest economic benefit based on considerations such as feedstock costs, product values and downstream unit constraints.

Catalyst	A substance that alters, accelerates, or instigates chemical changes, but is neither produced, consumed nor altered in the process.

Coffeyville supply area	Refers to the states of Kansas, Oklahoma, Missouri, Nebraska and Iowa.

Coker unit	A refinery unit that utilizes the lowest value component of crude oil remaining after all higher value products are removed, further breaks down the component into more valuable products and converts the rest into pet coke.

Corn belt	The primary corn producing region of the United States, which includes Illinois, Indiana, Iowa, Minnesota, Missouri, Nebraska, Ohio and Wisconsin.

Crack spread	A simplified model that measures the difference between the price for light products and crude oil. For example, 2-1-1 crack spread is often referenced and represents the approximate gross margin resulting from processing two barrels of crude oil to produce one barrel of gasoline and one barrel of diesel fuel.

Crude unit	The initial refinery unit to process crude oil by separating the crude oil according to boiling point under high heat to recover various hydrocarbon fractions.

Distillates	Primarily diesel fuel, kerosene and jet fuel.

Ethanol	A clear, colorless, flammable oxygenated hydrocarbon. Ethanol is typically produced chemically from ethylene, or biologically from fermentation of various sugars from carbohydrates found in agricultural crops and cellulosic residues from crops or wood. It is used in the United States as a gasoline octane enhancer and oxygenate.

Farm belt	Refers to the states of Illinois, Indiana, Iowa, Kansas, Minnesota, Missouri, Nebraska, North Dakota, Ohio, Oklahoma, South Dakota, Texas and Wisconsin.

Feedstocks	Hydrocarbon compounds, such as crude oil and natural gas liquids, that are processed and blended into refined products.

Fluid catalytic cracking unit	Converts gas oil from the crude unit or coker unit into liquefied petroleum gas, distillates and gasoline blendstocks by applying heat in the presence of a catalyst.

Heavy crude oil	A relatively inexpensive crude oil characterized by high relative density and viscosity. Heavy crude oils require greater levels of processing to produce high value products such as gasoline and diesel fuel.

Independent refiner	A refiner that does not have crude oil exploration or production operations. An independent refiner purchases the crude oil used as feedstock in its refinery operations from third parties.

Light crude oil	A relatively expensive crude oil characterized by low relative density and viscosity. Light crude oils require lower levels of processing to produce high value products such as gasoline and diesel fuel.

Liquefied petroleum gas	Light hydrocarbon material gaseous at atmospheric temperature and pressure, held in the liquid state by pressure to facilitate storage, transport and handling.

Maya	A heavy, sour crude oil from Mexico characterized by an API gravity of approximately 22.0 and a sulfur content of approximately 3.3 weight percent.

MTBE	Methyl Tertiary Butyl Ether, an ether produced from the reaction of isobutylene and methanol specifically for use as a gasoline blendstock. The EPA required MTBE or other oxygenates to be blended into reformulated gasoline.

Naphtha	The major constituent of gasoline fractionated from crude oil during the refining process, which is later processed in the reformer unit to increase octane.

Netbacks	Refers to the unit price of fertilizer, in dollars per ton, offered on a delivered basis and excludes shipment costs. Also referred to as plant gate price.

PADD I	East Coast Petroleum Area for Defense District which includes Connecticut, Delaware, District of Columbia, Florida, Georgia, Maine, Massachusetts, Maryland, New Hampshire, New Jersey, New York, North Carolina, Pennsylvania, Rhode Island, South Carolina, Vermont, Virginia and West Virginia.

PADD II	Midwest Petroleum Area for Defense District which includes Illinois, Indiana, Iowa, Kansas, Kentucky, Michigan, Minnesota, Missouri, Nebraska, North Dakota, Ohio, Oklahoma, South Dakota, Tennessee, and Wisconsin.

PADD III	Gulf Coast Petroleum Area for Defense District which includes Alabama, Arkansas, Louisiana, Mississippi, New Mexico, and Texas.

PADD IV	Rocky Mountains Petroleum Area for Defense District which includes Colorado, Idaho, Montana, Utah, and Wyoming.

PADD V	West Coast Petroleum Area for Defense District which includes Alaska, Arizona, California, Hawaii, Nevada, Oregon, and Washington.

Pet coke	A coal-like substance that can be burned to generate electricity or used as a hardener in concrete.

Rack sales	Sales which are made into tanker truck (versus bulk pipeline batcher) via either a proprietary or third terminal facility designed for truck loading.

Recordable incident	An injury, as defined by OSHA. All work-related deaths and illnesses, and those work-related injuries which result in loss of consciousness, restriction of work or motion, transfer to another job, or require medical treatment beyond first aid.

Recordable injury rate	The number of recordable injuries per 200,000 hours rate worked.

Refined products	Hydrocarbon compounds, such as gasoline, diesel fuel and jet fuel, that are produced by a refinery.

Reformer unit	A refinery unit that processes naphtha and converts it to high-octane gasoline by using a platinum/rhenium catalyst. Also known as a platformer.

Reformulated gasoline	The composition and properties of which meet the requirements of the reformulated gasoline regulations.

Sour crude oil	A crude oil that is relatively high in sulfur content, requiring additional processing to remove the sulfur. Sour crude oil is typically less expensive than sweet crude oil.

Spot market	A market in which commodities are bought and sold for cash and delivered immediately.

Sweet crude oil	A crude oil that is relatively low in sulfur content, requiring less processing to remove the sulfur. Sweet crude oil is typically more expensive than sour crude oil.

Syngas	A mixture of gases (largely carbon monoxide and hydrogen) that results from heating coal in the presence of steam.

Throughput	The volume per day processed through a unit or a refinery.

Ton	One ton is equal to 2,000 pounds.

Turnaround	A periodically required standard procedure to refurbish and maintain a refinery that involves the shutdown and inspection of major processing units and occurs every three to four years.

UAN	UAN is a solution of urea and ammonium nitrate in water used as a fertilizer.

Utilization	Ratio of total refinery throughput to the rated capacity of the refinery.

Vacuum unit	Secondary refinery unit to process crude oil by separating product from the crude unit according to boiling point under high heat and low pressure to recover various hydrocarbons.

Wheat belt	The primary wheat producing region of the United States, which includes Oklahoma, Kansas, Texas, North Dakota and South Dakota.

WTI	West Texas Intermediate crude oil, a light, sweet crude oil, characterized by an API gravity between 38 and 40 and a sulfur content of approximately 0.3 weight percent that is used as a benchmark for other crude oils.

WTS	West Texas Sour crude oil, a relatively light, sour crude oil characterized by an API gravity of 32-33 degrees and a sulfur content of approximately 2 weight percent.

Yield	The percentage of refined products that is produced from crude and other feedstocks.

CVR Energy, Inc. and Subsidiaries

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Audited Financial Statements:
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2004 and December 31, 2005	F-3
Consolidated Statements of Operations for the year ended December 31, 2003, for the 62-day period ended March 2, 2004, for the 304-day period ended December 31, 2004, for the 174-day period ended June 23, 2005, and for the 233-day period ended December 31, 2005
F-4
Consolidated Statements of Equity for the year ended December 31, 2003, for the 62-day period ended March 2, 2004, for the 304-day period ended December 31, 2004, for the 174-day period ended June 23, 2005, and for the 233-day period ended December 31, 2005
F-5
Consolidated Statements of Cash Flows for the year ended December 31, 2003, for the 62-day period ended March 2, 2004, for the 304-day period ended December 31, 2004, for the 174-day period ended June 23, 2005, and for the 233-day period ended December 31, 2005
F-7
Notes to Consolidated Financial Statements	F-8
Unaudited Condensed Consolidated Financial Statements:
Condensed Consolidated Balance Sheets as of December 31, 2005 (Successor) and June 30, 2006 (Successor) (unaudited)	F-38
Condensed Consolidated Statements of Operations for the 174-day period ended June 23, 2005 (Immediate Predecessor), 49-day period ended June 30, 2005 (Successor) (unaudited) and the six months ended June 30, 2006 (Successor) (unaudited)
F-39
Condensed Consolidated Statements of Equity for the six months ended June 30, 2006 (Successor) (unaudited)	F-40
Condensed Consolidated Statements of Cash Flows for the 174-day period ended June 23, 2005 (Immediate Predecessor), 49-day period ended June 30, 2005 (Successor) (unaudited) and the six months ended June 30, 2006 (Successor) (unaudited)
F-41
Notes to Condensed Consolidated Financial Statements	F-42
EX-23.1: CONSENT OF KPMG LLP

When the transaction referred to in note 1 of the notes to consolidated financial statements has been consummated, we will be in a position to render the following report:

/s/ KPMG LLP

Report of Independent Registered Public Accounting Firm

The Board of Directors
CVR Energy, Inc.:

We have audited the accompanying consolidated balance sheets of CVR Energy, Inc. (the Company), which collectively refers to the consolidated balance sheet as of December 31, 2004 of Coffeyville Group Holdings, LLC and subsidiaries, excluding Leiber Holdings, LLC, as discussed in note 1 to the consolidated financial statements (Immediate Predecessor), and the consolidated balance sheet as of December 31, 2005 of Coffeyville Acquisition LLC and subsidiaries (the Successor) and the related consolidated statements of operations, equity, and cash flows for the former Farmland Industries, Inc. (Farmland) Petroleum Division and one facility within Farmland’s eight-plant Nitrogen Fertilizer Manufacturing and Marketing Division (collectively, Original Predecessor) for the year ended December 31, 2003 and for the 62-day period ended March 2, 2004 and for the Immediate Predecessor for the 304-day period ended December 31, 2004 and for the 174-day period ended June 23, 2005 and for the Successor for the 233-day period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

As discussed in note 2 to the consolidated financial statements, Farmland allocated certain general corporate expense and interest expense to the Original Predecessor for the year ended December 31, 2003 and for the 62-day period ended March 2, 2004. The allocation of these costs is not necessarily indicative of the costs that would have been incurred if the Predecessor had operated as a stand-alone entity.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Immediate Predecessor as of December 31, 2004 and the Successor as of December 31, 2005 and the results of the Original Predecessor’s operations and cash flows for the year ended December 31, 2003 and for the 62-day period ended March 2, 2004 and the results of the Immediate Predecessor’s operations and cash flows for the 304-day period ended December 31, 2004 and for the 174-day period ended June 23, 2005 and the results of the Successor’s operations and cash flows for the 233-day period ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.

As discussed in note 1 to the consolidated financial statements, effective March 3, 2004, the Immediate Predecessor acquired the net assets of the Original Predecessor in a business combination accounted for as a purchase, and effective June 24, 2005, the Successor acquired the net assets of the Immediate Predecessor in a business combination accounted for as a purchase. As a result of these acquisitions, the consolidated financial statements for the periods after the acquisitions are presented on a different cost basis than that for the periods before the acquisitions and, therefore, are not comparable.

Kansas City, Missouri
April 24, 2006
except as to note 1, which is as of          , 2006

CVR Energy, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS

	Coffeyville Group
	Holdings, LLC	Coffeyville
	Immediate	Acquisition LLC
	Predecessor	Successor
	December 31,	December 31,
	2004	2005
ASSETS
Current assets:
Cash and cash equivalents	$52,651,952	$64,703,524
Accounts receivable, net of allowance for doubtful accounts of $190,468 and $275,188, respectively	23,383,818	71,560,052
Inventories	80,422,506	154,275,818
Prepaid expenses and other current assets	7,844,264	14,709,309
Deferred income taxes	264,246	31,059,748

Total current assets	164,566,786	336,308,451
Property, plant, and equipment, net of accumulated depreciation	50,005,847	772,512,884
Intangible assets	79,824	1,008,547
Goodwill	—	83,774,885
Deferred financing costs	7,206,653	19,524,839
Other long-term assets	6,946,793	8,418,297
Deferred income taxes	351,434	—

Total assets	$229,157,337	$1,221,547,903

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	$1,500,000	$2,235,973
Revolving debt	56,510	—
Accounts payable	31,059,282	87,914,833
Personnel accruals	6,591,495	10,796,896
Accrued taxes other than income taxes	2,652,948	4,841,234
Accrued income taxes	1,301,160	4,939,614
Payable to swap counterparty	—	96,688,956
Deferred revenue	11,119,905	12,029,987
Other current liabilities	3,723,057	8,831,937

Total current liabilities	58,004,357	228,279,430
Long-term liabilities:
Long-term debt, less current portion	147,375,000	497,201,527
Accrued environmental liabilities	9,100,937	7,009,388
Deferred income taxes	—	209,523,747
Payable to swap counterparty	—	160,033,333
Other long-term liabilities	592,881	—

Total long-term liabilities	157,068,818	873,767,995
Management voting common units subject to redemption	—	4,172,350
Less: note receivable from management unitholder	—	(500,000)

Total management voting common units subject to redemption, net	—	3,672,350
Members’ equity:
Voting preferred units	10,485,160	—
Non-voting common units	7,584,993	—
Unearned compensation	(3,985,991)	—
Voting common units	—	114,830,560
Management nonvoting override units	—	997,568

Total members’ equity	14,084,162	115,828,128
Commitments and contingencies

Total liabilities and equity	$229,157,337	$1,221,547,903

See accompanying notes to consolidated financial statements.

CVR Energy, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS

					Coffeyville
	Farmland Industries, Inc.		Coffeyville Group Holdings, LLC		Acquisition LLC
	Original Predecessor		Immediate Predecessor		Successor
	Year Ended	62 Days Ended	304 Days Ended	174 Days Ended	233 Days Ended
	December 31,	March 2,	December 31,	June 23,	December 31,
	2003	2004	2004	2005	2005
Net sales	$1,262,196,894	$261,086,529	$1,479,893,189	$980,706,261	$1,454,259,542
Cost of goods sold	1,198,332,922	245,234,642	1,363,369,459	850,037,564	1,277,217,863

Gross profit	63,863,972	15,851,887	116,523,730	130,668,697	177,041,679
Operating expenses:
Selling, general and administrative expenses	23,617,264	4,649,145	16,552,393	18,413,003	18,506,617
Reorganization expenses:
Impairment of property, plant and equipment	9,638,626	—	—	—	—
Rejection of executory contracts	1,250,000	—	—	—	—

Total operating expenses	34,505,890	4,649,145	16,552,393	18,413,003	18,506,617

Operating income	29,358,082	11,202,742	99,971,337	112,255,694	158,535,062
Other income (expense):
Interest expense	(1,281,513)	—	(10,058,450)	(7,801,821)	(25,007,159)
Interest income	—	—	169,652	511,687	972,264
Gain (loss) on derivatives	303,742	—	546,604	(7,664,725)	(316,062,111)
Loss on extinguishment of debt	—	—	(7,166,110)	(8,093,754)	—
Other income (expense)	(458,514)	9,345	52,659	(762,616)	(563,190)

Total other income (expense)	(1,436,285)	9,345	(16,455,645)	(23,811,229)	(340,660,196)

Income (loss) before provision for income taxes	27,921,797	11,212,087	83,515,692	88,444,465	(182,125,134)
Income tax expense (benefit)	—	—	33,805,480	36,047,516	(62,968,044)

Net income (loss)	$27,921,797	$11,212,087	$49,710,212	$52,396,949	$(119,157,090)

Unaudited Pro Forma Information (Note 1)
Basic and diluted earnings per common share					$—
Basic and diluted weighted average common shares outstanding					—

See accompanying notes to consolidated financial statements.

CVR Energy, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF EQUITY

	Divisional	Voting	Nonvoting	Unearned
	Equity	Preferred	Common	Compensation	Total

Original Predecessor
For the year ended December 31, 2003 and the 62 days ended March 2, 2004
Balance, January 1, 2003	$49,773,605	$—	$—	$—	$49,773,605
Net income	27,921,797	—	—	—	27,921,797
Net distribution to Farmland Industries, Inc.	(19,503,913)	—	—	—	(19,503,913)

Balance, December 31, 2003	58,191,489	—	—	—	58,191,489
Net income	11,212,087	—	—	—	11,212,087
Net distribution to Farmland Industries, Inc.	(53,216,357)	—	—	—	(53,216,357)

Balance, March 2, 2004	$16,187,219	$—	$—	$—	$16,187,219

Immediate Predecessor
For the 304 days ended December 31, 2004 and the 174 days ended June 23, 2005
Members’ Equity, March 3, 2004	$—	$—	$—	$—	$—
Issuance of 63,200,000 preferred units for cash	—	63,200,000	—	—	63,200,000
Issuance of 11,152,941 common units to management for recourse promissory notes and unearned compensation	—	—	3,100,000	(3,037,000)	63,000
Issuance of 500,000 common units to management for recourse promissory notes and unearned compensation	—	—	2,047,450	(2,044,600)	2,850
Recognition of earned compensation expense related to common units	—	—	—	1,095,609	1,095,609
Dividends on preferred units ($1.50 per unit)	—	(94,686,276)	—	—	(94,686,276)
Dividends to management on common units ($0.48 per unit)	—	—	(5,301,233)	—	(5,301,233)
Net income	—	41,971,436	7,738,776	—	49,710,212

Members’ Equity, December 31, 2004	—	10,485,160	7,584,993	(3,985,991)	14,084,162
Recognition of earned compensation expense related to common units	—	—	—	3,985,991	3,985,991
Contributed capital	—	728,724	—	—	728,724
Dividends on preferred units ($0.70 per unit)	—	(44,083,323)	—	—	(44,083,323)
Dividends to management on common units ($0.70 per unit)	—	—	(8,128,170)	—	(8,128,170)
Net income	—	44,239,908	8,157,041	—	52,396,949

Members’ Equity, June 23, 2005	$—	$11,370,469	$7,613,864	$—	$18,984,333

CVR Energy, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF EQUITY — (Continued)

	Management Voting Common	Note Receivable from
	Units Subject to Redemption	Management Unit Holder	Total

Successor
For the 233 days ended December 31, 2005
Balance at May 13, 2005	$—	$—	$—
Issuance of 177,500 common units for cash	1,775,000	—	1,775,000
Issuance of 50,000 common units for note receivable	500,000	(500,000)	—
Adjustment to fair value for management common units	3,035,586	—	3,035,586
Net loss allocated to management common units	(1,138,236)	—	(1,138,236)

Balance at December 31, 2005	$4,172,350	$(500,000)	$3,672,350

			Management
	Voting	Management	Nonvoting
	Common	Nonvoting Override	Override
	Units	Operating Units	Value Units	Total

For the 233 days ended December 31, 2005
Balance at May 13, 2005	$—	$—	$—	$—
Issuance of 23,588,500 common units for cash	235,885,000	—	—	235,885,000
Issuance of 919,630 nonvested operating override units	—	—	—	—
Issuance of 1,839,265 nonvested value override units	—	—	—	—
Recognition of share-based compensation expense related to override units	—	602,381	395,187	997,568
Adjustment to fair value for management common units	(3,035,586)	—	—	(3,035,586)
Net loss allocated to management common units	(118,018,854)	—	—	(118,018,854)

Balance at December 31, 2005	$114,830,560	$602,381	$395,187	$115,828,128

See accompanying notes to consolidated financial statements.

CVR Energy, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

			Coffeyville Group		Coffeyville
	Farmland Industries, Inc.		Holdings, LLC		Acquisition LLC
	Original Predecessor		Immediate Predecessor		Successor
	Year Ended	62 Days Ended	304 Days Ended	174 Days Ended	233 Days Ended
	December 31,	March 2,	December 31,	June 23,	December 31,
	2003	2004	2004	2005	2005
Cash flows from operating activities:
Net income (loss)	$27,921,797	$11,212,087	$49,710,212	$52,396,949	$(119,157,090)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	3,313,526	432,003	2,445,961	1,128,005	23,954,031
Provision for doubtful accounts	—	—	190,468	(190,468)	275,189
Amortization of deferred financing costs	—	—	1,332,890	812,166	1,751,041
Loss on extinguishment of debt	—	—	7,166,110	8,093,754	—
Reorganization expenses — impairment of property, plant, and equipment	9,638,626	—	—	—	—
Share-based compensation	—	—	1,095,609	3,985,991	997,568
Changes in assets and liabilities, net of effect of acquisition:
Accounts receivable	(25,301,358)	19,635,303	(23,571,436)	(11,334,177)	(34,506,244)
Inventories	10,371,108	(6,399,677)	20,068,625	(59,045,550)	1,895,473
Prepaid expenses and other current assets	(23,806,340)	25,716,107	(6,758,666)	(937,543)	(6,491,633)
Other long-term assets	(90,733)	715,132	(5,379,727)	3,036,659	(4,651,733)
Accounts payable	8,347,575	(6,759,702)	31,059,282	16,124,794	40,655,763
Accrued income taxes	—	—	1,301,160	4,503,574	(136,398)
Deferred revenue	1,545,894	8,319,913	1,209,008	(9,073,050)	9,983,132
Other current liabilities	419,415	364,555	12,967,500	1,254,196	10,499,712
Payable to swap counterparty	—	—	—	—	256,722,289
Accrued environmental liabilities	7,958,165	(20,057)	(1,746,043)	(1,553,184)	(538,365)
Other long-term liabilities	—	—	(689,372)	(297,105)	(295,776)
Deferred income taxes	—	—	(615,680)	3,803,937	(98,424,817)

Net cash provided by operating activities	20,317,675	53,215,664	89,785,901	12,708,948	82,532,142

Cash flows from investing activities:
Cash paid for acquisition of Original Predecessor	—	—	(116,599,329)	—	—
Cash paid for acquisition of Immediate Predecessor, net of cash acquired	—	—	—	—	(685,125,669)
Capital expenditures	(813,762)	—	(14,160,280)	(12,256,793)	(45,172,134)

Net cash used in investing activities	(813,762)	—	(130,759,609)	(12,256,793)	(730,297,803)

Cash flows from financing activities:
Revolving debt payments	—	—	(57,686,789)	(343,449)	(69,286,016)
Revolving debt borrowings	—	—	57,743,299	492,308	69,286,016
Proceeds from issuance of long-term debt	—	—	171,900,000	—	500,000,000
Principal payments on long-term debt	—	—	(23,025,000)	(375,000)	(562,500)
Repayment of capital lease obligation	—	—	(1,176,424)	—	—
Net divisional equity distribution	(19,503,913)	(53,216,357)	—	—	—
Payment of deferred financing costs	—	—	(16,309,917)	—	(24,628,315)
Prepayment penalty on extinguishment of debt	—	—	(1,095,000)	—	—
Issuance of members’ equity	—	—	63,263,000	—	237,660,000
Distribution of members’ equity	—	—	(99,987,509)	(52,211,493)	—

Net cash provided by (used in) financing activities	(19,503,913)	(53,216,357)	93,625,660	(52,437,634)	712,469,185

Net increase (decrease) in cash and cash equivalents	—	(693)	52,651,952	(51,985,479)	64,703,524
Cash and cash equivalents, beginning of period	2,250	2,250	—	52,651,952	—

Cash and cash equivalents, end of period	$2,250	$1,557	$52,651,952	$666,473	$64,703,524

Supplemental disclosures
Cash paid for income taxes	$—	$—	$33,820,000	$27,040,000	$35,593,172
Cash paid for interest	$—	$—	$8,570,069	$7,287,351	$23,578,178
Non-cash financing activities:
Contributed capital through Leiber tax savings	$—	$—	$—	$728,724	$—

See accompanying notes to consolidated financial statements.

CVR Energy, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)  Organization and Nature of Business and the Acquisitions

General

CVR Energy, Inc. (CVR) was incorporated in Delaware in September 2006. CVR has assumed that concurrent with this offering, a newly formed direct subsidiary of CVR’s will merge with Coffeyville Refining & Marketing, Inc. (CRM) and a separate newly formed direct subsidiary of CVR’s will merge with Coffeyville Nitrogen Fertilizers, Inc. (CNF) which will make CRM and CNF directly owned subsidiaries of CVR.

Earnings per share is calculated on a pro forma basis, based on an assumed number of shares outstanding at the time of the initial public offering with respect to the existing shares. Pro forma earnings per share assumes that in conjunction with the initial public offering, the two direct wholly owned subsidiaries of Successor will merge with two of CVR’s direct wholly owned subsidiaries, CVR will effect a  -for-   stock split prior to completion of this offering, and CVR will issue      shares of common stock in this offering. No effect has been given to any shares that might be issued in this offering pursuant to the exercise by the underwriters of their option.

Successor is a Delaware limited liability company formed May 13, 2005. Successor, acting through wholly-owned subsidiaries, is an independent petroleum refiner and marketer in the mid-continental United States and a producer and marketer of upgraded nitrogen fertilizer products in North America.

On June 24, 2005, Successor acquired all of the outstanding stock of Coffeyville Refining & Marketing, Inc. (CRM); Coffeyville Nitrogen Fertilizer, Inc. (CNF); Coffeyville Crude Transportation, Inc. (CCT); Coffeyville Pipeline, Inc. (CP); and Coffeyville Terminal, Inc. (CT) (collectively, CRIncs) from Coffeyville Group Holdings, LLC (Immediate Predecessor) (the Subsequent Acquisition). As a result of this transaction, CRIncs ownership increased to 100% of CL JV Holdings, LLC (CLJV), a Delaware limited liability company formed on September 27, 2004. CRIncs directly and indirectly, through CLJV, collectively own 100% of Coffeyville Resources, LLC (CRLLC) and its wholly owned subsidiaries, Coffeyville Resources Refining & Marketing, LLC (CRRM); Coffeyville Resources Nitrogen Fertilizers, LLC (CRNF); Coffeyville Resources Crude Transportation, LLC (CRCT); Coffeyville Resources Pipeline, LLC (CRP); and Coffeyville Resources Terminal, LLC (CRT).

Successor had no financial statement activity during the period from May 13, 2005 to June 24, 2005, with the exception of certain crude oil, heating oil, and gasoline option agreements entered into with a related party (see notes 14 and 15) as of May 16, 2005. These agreements expired unexercised on June 16, 2005 and resulted in an expense of $25,000,000 reported in the accompanying consolidated statements of operations as gain (loss) on derivatives for the 233 days ended December 31, 2005.

Immediate Predecessor was a Delaware limited liability company formed in October 2003. There was no financial statement activity until March 3, 2004, when Immediate Predecessor, acting through wholly owned subsidiaries, acquired the assets of the former Farmland Industries, Inc. (Farmland) Petroleum Division and one facility located in Coffeyville, Kansas within Farmland’s eight-plant Nitrogen Fertilizer Manufacturing and Marketing Division (collectively, Original Predecessor) (the Initial Acquisition). As of March 3, 2004, Immediate Predecessor owned 100% of CRIncs, and CRIncs owned 100% of CRLLC and its wholly owned subsidiaries, CRRM, CRNF, CRCT, CRP, and CRT. Farmland was a farm supply cooperative and a processing and marketing cooperative. Original Predecessor operated as a division of Farmland (Petroleum), and as a plant within a division of Farmland (Nitrogen Fertilizer). The accompanying Original Predecessor financial statements principally reflect the refining, crude oil gathering, and petroleum distribution operations of Farmland and the only coke gasification plant of Farmland’s nitrogen fertilizer operations.

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Since the assets and liabilities of Successor and Immediate Predecessor (collectively, CVR) were each presented on a new basis of accounting, the financial information for Successor, Immediate Predecessor, and Original Predecessor (collectively, the Entities) is not comparable.

On October 8, 2004, Immediate Predecessor, acting through its wholly owned subsidiaries, CRM and CNF, contributed 68.7% of its membership in CRLLC to CLJV, in exchange for a controlling interest in CLJV. Concurrently, The Leiber Group, Inc., a company whose majority stockholder is Pegasus Partners II, L.P., the Immediate Predecessor’s principal stockholder, contributed to CLJV its interest in the Judith Leiber business, which is a designer handbag business, in exchange for a minority interest in CLJV. The Judith Leiber business is owned through Leiber Holdings, LLC (LH), a Delaware limited liability company wholly owned by CLJV. Based on the relative values of the properties at the time of contribution to CLJV, CRM and CNF collectively, were entitled to 80.5% of CLJV’s net profits and net losses. Under the terms of CRLLC’s credit agreement, CRLLC was permitted to make tax distributions to its members, including CLJV, in amounts equal to the tax liability that would be incurred by CRLLC if its net income were subject to corporate-level income tax. From the tax distributions CLJV received from CRLLC as of December 31, 2004 and June 23, 2005, CLJV contributed $1,600,000 and $4,050,000, respectively, to LH which is presented as tax expense in the respective periods in the accompanying consolidated statements of operations for the reasons discussed below.

On June 23, 2005, as part of the stock purchase agreement, LH completed a merger with Leiber Merger, LLC, a wholly owned subsidiary of The Leiber Group, Inc. As a result of the merger, the surviving entity was LH. Under the terms of the agreement, CLJV forfeited all of its ownership in LH to The Leiber Group, Inc in exchange for LH’s interest in CLJV. The result of this transaction was to effectively redistribute the contributed businesses back to The Leiber Group, Inc.

The operations of LH and its subsidiaries (collectively, Leiber) have not been included in the accompanying consolidated financial statements of the Immediate Predecessor because Leiber’s operations were unrelated to, and are not part of, the ongoing operations of CVR. CLJV’s management was not the same as the Immediate Predecessor’s, the Successor’s, or CVR’s there were no intercompany transactions between CLJV and the Immediate Predecessor, the Successor, or CVR aside from the contributions, and the Immediate Predecessor only participated in the joint venture for a short period of time. CLJV’s contributions to LH of $1,600,000 and $4,050,000 have been reflected as a reduction to accrued income taxes in the accompanying consolidated balance sheets to appropriately reflect the accrued income tax obligations of Immediate Predecessor as of December 31, 2004 and June 23, 2005, respectively. The tax benefits received from LH, as a result of losses incurred by LH, have been reflected as capital contributions in the accompanying consolidated financial statements of the Immediate Predecessor.

Farmland Industries, Inc.’s Bankruptcy Proceedings and the Initial Acquisition

On May 31, 2002 (the Petition Date), Farmland Industries, Inc. and four of its subsidiaries, Farmland Foods, Inc.; Farmland Pipeline Company, Inc.; Farmland Transportation, Inc.; and SFA, Inc. (collectively, the Debtors or Farmland), filed voluntary petitions for protection under Chapter 11 of the United States Bankruptcy Code (the Bankruptcy Code) in the United States Bankruptcy Court, Western District of Missouri (the Court). Petroleum and Nitrogen Fertilizer were divisions of Farmland; therefore, their assets and liabilities were included in the bankruptcy filings. Farmland continued to manage the business as debtor-in-possession but could not engage in transactions outside the ordinary course of business without the approval of the Court.

As a result of the filing on May 31, 2002 of petitions under Chapter 11 of the Bankruptcy Code by the Debtors, the accompanying Original Predecessor’s financial statements have been prepared in

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accordance with AICPA Statement of Position (SOP) 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code, and in accordance with accounting principles generally accepted in the United States of America applicable to a going concern, which, unless otherwise noted, assume the realization of assets and the payment of liabilities in the ordinary course of business.

As debtors-in-possession, the Debtors, subject to any required Court approval, may elect to assume or reject real estate leases, employment contracts, personal property leases, service contracts, and other unexpired executory pre-petition contracts. Damages related to rejected contracts are a pre-petition claim. The Petroleum Segment had no material accruals for any damages as of December 31, 2003. The Nitrogen Fertilizer Segment rejected an operating and maintenance agreement with a vendor resulting in an accrual of approximately $1,250,000 as of December 31, 2003 which was charged to reorganization expenses in the year ending December 31, 2003.

Pursuant to the provisions of the Bankruptcy Code, on November 27, 2002 the Debtors filed with the Court a Plan of Reorganization under which the Debtors’ liabilities and equity interests would be restructured. Subsequently, on July 31, 2003, the Debtors filed with the Court an Amended Plan of Reorganization (the Amended Plan). The Amended Plan as filed in effect contemplated that the Debtors would continue in existence solely for the purpose of liquidating any remaining assets of the estate, including the Petroleum and Nitrogen Fertilizer segments. In accordance with the Amended Plan, on October 10, 2003, the Court entered an order approving the auction and bid procedures for the sale of the Petroleum Division and Coffeyville nitrogen fertilizer plant to subsidiaries of Immediate Predecessor. Through an auction process conducted by the Court, the assets of Original Predecessor were sold on March 3, 2004, to Immediate Predecessor for $106,727,365, including the assumption of $23,216,554 of liabilities. Immediate Predecessor also paid transaction costs of $9,871,964, which consisted of legal, accounting, and advisory fees of $7,371,964 paid to various parties and a finder’s fee of $2,500,000 paid to Pegasus Capital Advisors, L.P. (see note 15). Immediate Predecessor’s primary reason for the purchase was the belief that long-term fundamentals for the refining industry were strengthening and the capital requirement was within its desired investment range. The cost of the Initial Acquisition was financed through long-term borrowings of approximately $60.7 million and the issuance of preferred units of approximately $63.2 million. The allocation of the purchase price at March 3, 2004, the date of the Initial Acquisition, was as follows:

Assets acquired
Inventories	$100,491,131
Prepaid expenses and other current assets	1,085,598
Property, plant, and equipment	38,239,154

Total assets acquired	$139,815,883

Liabilities assumed
Deferred revenue	$9,910,897
Capital lease obligations	1,176,424
Accrued environmental liabilities	10,846,980
Other long-term liabilities	1,282,253

Total liabilities assumed	$23,216,554

Cash paid for acquisition of Original Predecessor	$116,599,329

The Subsequent Acquisition

On May 15, 2005, Successor and Immediate Predecessor entered into an agreement whereby Successor acquired 100% of the outstanding stock of CRIncs with an effective date of June 24, 2005

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for $673,273,440, including the assumption of $353,084,637 of liabilities. Successor also paid transaction costs of $12,518,702, which consisted of legal, accounting, and advisory fees of $5,782,740 paid to various parties, and transaction fees of $6,000,000 and $735,962 in expenses related to the acquisition paid to institutional investors (see note 15). Successor’s primary reason for the purchase was the belief that long-term fundamentals for the refining industry were strengthening and the capital requirement was within its desired investment range. The cost of the Subsequent Acquisition was financed through long-term borrowings of approximately $500 million, short-term borrowings of approximately $12.6 million, and the issuance of common units for approximately $227.7 million. The allocation of the purchase price at June 24, 2005, the date of the Subsequent Acquisition, is as follows:

Assets acquired
Cash	$666,473
Accounts receivable	37,328,997
Inventories	156,171,291
Prepaid expenses and other current assets	4,865,241
Intangibles, contractual agreements	1,322,000
Goodwill	83,774,885
Other long-term assets	3,837,647
Property, plant, and equipment	750,910,245

Total assets acquired	$1,038,876,779

Liabilities assumed
Accounts payable	$47,259,070
Other current liabilities	16,017,210
Current income taxes	5,076,012
Deferred income taxes	276,888,816
Other long-term liabilities	7,843,529

Total liabilities assumed	$353,084,637

Cash paid for acquisition of Immediate Predecessor	$685,792,142

Pro forma revenue would be unchanged for the periods presented. Unaudited pro forma net income (loss) as if the Subsequent Acquisition and related debt refinancing had occurred as of the beginning of each period presented compared to historical net income (loss) presented below is as follows (in thousands):

	Historical		Pro Forma
	(non-GAAP)

Year ended December 31, 2005	$(66,760	)(1)	$(82,898)
Year ended December 31, 2004	$60,922	(2)	$20,730

(1)	Reflects the sum of the results of operations for the periods ended June 23, 2005 and December 31, 2005.

(2)	Reflects the sum of the results of operations for the periods ended March 2, 2004 and December 31, 2004.

(2)	Basis of Presentation

The accompanying Original Predecessor financial statements reflect an allocation of certain general corporate expenses of Farmland, including general and corporate insurance, corporate

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retirement and benefits, human resources and payroll department salaries, facility costs, information services, and information systems support. Those costs allocated to the Original Predecessor were $12,709,178 and $3,802,996 for the year ended December 31, 2003 and the 62-day period ended March 2, 2004, respectively, and are included in selling, general, and administrative expenses. These allocations were based on a variety of factors dependent on the nature of the costs, including fixed asset levels, administrative headcount, and production headcount. The Petroleum Division and Coffeyville nitrogen plant represented a continually increasing percentage of Farmland’s business as a result of Farmland’s restructuring efforts, which by December 2003 included the disposition of nearly all Farmland’s operating assets with the exception of the Petroleum Division and Coffeyville nitrogen plant. As a result, the Petroleum Division and Coffeyville nitrogen plant were allocated a higher percentage of corporate cost in the 62 day period ending on March 2, 2004 than in 2003. The costs of these services are not necessarily indicative of the costs that would have been incurred if Original Predecessor had operated as a stand-alone entity. Reorganization expenses for legal and professional fees incurred by Farmland in connection with the bankruptcy proceedings were not allocated to the Original Predecessor. In addition, umbrella property insurance premiums were allocated across Farmland’s divisions based on recoverable values. Property insurance costs allocated to the Original Predecessor were $2,060,532 and $357,324 for the year ended December 31, 2003 and the 62-day period ended March 2, 2004, respectively, and are included in cost of goods sold. All interest expense on secured borrowings was allocated based on identifiable net assets of each of Farmland’s divisions. Under bankruptcy law, payment of interest on Farmland’s unsecured debt was stayed beginning on the Petition Date. Accordingly, Farmland did not allocate any interest on its unsecured borrowings to the Original Predecessor for the 62 days ended March 2, 2004. Management believes all allocations described above were made on a reasonable basis.

Farmland used a centralized approach to cash management and the financing of its operations. As a result, amounts owed to or by Farmland are reflected as a component of divisional equity on the accompanying consolidated statements of equity. Farmland’s divisional equity represents the net investment Farmland had in the reporting entity.

(3)	Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying CVR consolidated financial statements include the accounts of CVR Energy, Inc. and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, CVR considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. CVR had restricted cash held for debt repayment of $3,500,000 and $0 at December 31, 2004 and 2005, respectively; restricted cash was reflected in other long-term assets on the consolidated balance sheet since the restriction was for the term of the debt (see note 10).

Accounts Receivable

CVR grants credit to its customers. Credit is extended based on an evaluation of a customer’s financial condition; generally, collateral is not required. Accounts receivable are due on negotiated terms and are stated at amounts due from customers, net of an allowance for doubtful accounts. Accounts outstanding longer than their contractual payment terms are considered past due. CVR determines its allowance for doubtful accounts by considering a number of factors, including the length

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of time trade accounts are past due, the customer’s ability to pay its obligations to CVR, and the condition of the general economy and the industry as a whole. CVR writes off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts. At December 31, 2004, three customers individually represented greater than 10% and collectively represented 38% of the accounts receivable balance. The largest concentration of credit for any one customer at December 31, 2004 was 15% of the total accounts receivable balance. At December 31, 2005, two customers individually represented greater than 10% and collectively represented 41% of the total accounts receivable balance. The largest concentration of credit for any one customer at December 31, 2005 was 28% of the accounts receivable balance.

Inventories

Inventories consist primarily of crude oil, blending stock and components, work in progress, fertilizer products, and refined fuels and by-products. Inventories are valued at the lower of moving-average cost, which approximates the first-in, first-out (FIFO) method, or market for fertilizer products and at the lower of FIFO cost or market for refined fuels and by-products for all periods presented. Refinery unfinished and finished products inventory values were determined using the ability-to-bare process, whereby raw materials and production costs are allocated to work-in-process and finished products based on their relative fair values. Other inventories, including other raw materials, spare parts, and supplies, are valued at the lower of average cost, which approximates FIFO, or market. The cost of inventories includes inbound freight costs.

In connection with the initial distribution of the accompanying Original Predecessor financial statements for purposes of effecting a business combination, the Original Predecessor changed its method of accounting for inventories from the last-in, first-out (LIFO) method to the FIFO method. Management believes the FIFO method is preferable in the circumstances because the FIFO method is considered to represent a better matching of costs with related revenues under current volatile market conditions. Accordingly, crude oil, blending stock and components, work in progress, and refined fuels and by-products are valued at the lower of FIFO cost or market for all years presented.

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of prepayments for crude oil deliveries to the refinery for which title had not transferred, non-trade accounts receivables, current portions of prepaid insurance and deferred financing costs, and other general current assets.

Property, Plant, and Equipment

Additions to property, plant and equipment, including capitalized interest and certain costs allocable to construction and property purchases, are recorded at cost. Capitalized interest is added to any capital project over $1,000,000 in cost which is expected to take more than six months to complete. Depreciation is computed using principally the straight-line method over the estimated useful lives of the assets. The useful lives are as follows:

Asset	Range of useful lives, in years

Improvements to land	15 to 20
Buildings	20 to 30
Machinery and equipment	5 to 30
Automotive equipment	5
Furniture and fixtures	3 to 5

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Goodwill and Intangible Assets

Goodwill represents the excess of the cost of an acquired entity over the fair value of the assets acquired less liabilities assumed. Intangible assets are assets that lack physical substance (excluding financial assets). Goodwill acquired in a business combination and intangible assets with indefinite useful lives are not amortized, and intangible assets with finite useful lives are amortized. Goodwill and intangible assets not subject to amortization are tested for impairment annually or more frequently if events or changes in circumstances indicate the asset might be impaired. CVR uses November 1 of each year as its annual valuation date for the impairment test.

Deferred Financing costs

Deferred financing costs are amortized using the effective-interest method over the life of the loan.

Planned Major Maintenance Costs

The direct-expense method of accounting is used for planned major maintenance activities. Maintenance costs are recognized as expense when maintenance services are performed. During the 304-day period ended December 31, 2004, the Coffeyville nitrogen plant completed a major scheduled turnaround. Costs of approximately $1,800,000 associated with the turnaround are included in cost of goods sold for that period. The Coffeyville nitrogen plant is scheduled for the next turnaround in 2006. The Coffeyville refinery last completed a major scheduled turnaround in 2002 and is scheduled for the next turnaround in 2007.

Income Taxes

Original Predecessor was not a separate legal entity, and its operating results were included with the operating results of Farmland and its subsidiaries in filing consolidated federal and state income tax returns. As a cooperative, Farmland was subject to income taxes on all income not distributed to patrons as qualified patronage refunds, and Farmland did not allocate income taxes to its divisions. As a result, the accompanying Original Predecessor financial statements do not reflect any provision for income taxes.

Income taxes for CVR are accounted for under the asset-and-liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred amounts are measured using enacted tax rates expected to apply to taxable income in the year those temporary differences are expected to be recovered or settled.

Impairment of Long-Lived Assets

CVR accounts for long-lived assets in accordance with Statement of Financial Accounting Standards No. 144 (SFAS 144), Accounting for the Impairment or Disposal of Long-Lived Assets. In accordance with SFAS 144, CVR reviews long-lived assets (excluding goodwill, intangible assets with indefinite lives, and deferred tax assets) for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future net cash flows, an impairment charge is recognized for the amount by which the carrying amount of the assets exceeds their fair value. Assets to be disposed of are reported at the lower of their carrying value or fair value less cost to sell.

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In its Plan of Reorganization, Farmland stated, among other things, its intent to dispose of its petroleum and nitrogen assets. Despite this stated intent, these assets were not classified as held for sale under SFAS 144 because, ultimately, any disposition required approval of the Court and the Court did not ultimately approve such disposition until March 3, 2004. Since Farmland determined that it was more likely than not that its petroleum and nitrogen fertilizer assets would be disposed of, those assets were tested for impairment in 2002 pursuant to SFAS 144, using projected undiscounted net cash flows based on Farmland’s best assumptions regarding the use and eventual disposition of those assets, primarily from indications of value received from potential bidders through the bankruptcy sales process. Based on the tests, assumptions and determinations as of the impairment testing date, the assets were determined to be impaired. Farmland’s best estimate at December 31, 2002 was that the carrying value of these assets exceeded the fair value expected to be received on disposition of these assets by $375,068,359. Accordingly, an impairment charge was recognized for such amount in 2002. The ultimate proceeds from disposition of these assets resulted from a bidding and auction process conducted in the bankruptcy proceedings. In 2003, as a result of receiving a stalking horse bid from Coffeyville Resources, LLC in the bankruptcy court’s sales process, Farmland revised its estimate for the amount to be generated from the disposition of these assets, and an additional impairment charge of $9,638,626 was taken. No impairment charges were recognized for the years ended December 31, 2004 or 2005.

Revenue Recognition

Sales are recognized when the product is delivered and all significant obligations of CVR have been satisfied. Deferred revenue represents customer prepayments under contracts to guarantee a price and supply of nitrogen fertilizer in quantities expected to be delivered in the next 12 months in the normal course of business.

Shipping Costs

Pass-through finished goods delivery costs reimbursed by customers are reported in net sales, while an offsetting expense is included in cost of goods sold.

Derivative Instruments and Fair Value of Financial Instruments

CVR uses futures contracts, options, and forward swap contracts primarily to reduce the exposure to changes in crude oil prices, finished goods product prices and interest rates and to provide economic hedges of inventory positions. These derivative instruments have not been designated as hedges for accounting purposes. Accordingly, these instruments are recorded in the consolidated balance sheets at fair value, and each period’s gain or loss is recorded as a component of other income (expense) in accordance with Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities.

Financial instruments consisting of cash and cash equivalents, accounts receivable, and accounts payable are carried at cost, which approximates fair value, as a result of the short-term nature of the instruments. The carrying value of long-term and revolving debt approximates fair value as a result of the floating interest rates assigned to those financial instruments.

Share-Based Compensation

CVR accounts for share-based compensation in accordance with Statement of Financial Accounting Standards (SFAS) No. 123(R), Share-Based Payments. In accordance with SFAS 123(R), CVR applies a fair-value-based measurement method in accounting for share-based compensation.

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Environmental Matters

Liabilities related to future remediation costs of past environmental contamination of properties are recognized when the related costs are considered probable and can be reasonably estimated. Estimates of these costs are based upon currently available facts, existing technology, site-specific costs, and currently enacted laws and regulations. In reporting environmental liabilities, no offset is made for potential recoveries. All liabilities are monitored and adjusted as new facts or changes in law or technology occur. Environmental expenditures are capitalized when such costs provide future economic benefits.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Adopted Accounting Standards

In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151 (SFAS 151), Inventory Costs, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material, and requires that those items be recognized as current-period charges. SFAS 151 also requires that allocation of fixed production overhead to the cost of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005 and is not expected to have a material effect on Successor’s financial position or results of operations.

In December 2004, the FASB issued Statement of Accounting Standards No. 153 (SFAS 153), Exchanges of Nonmonetary Assets, which addresses the measurement of exchanges of nonmonetary assets. SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets, which was previously provided by APB Opinion No. 29, Accounting for Nonmonetary Transactions, and replaces it with an exception for exchanges which do not have commercial substance. SFAS 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS 153 is not expected to have a material effect on CVR’s financial position or results of operations.

In December 2004, the FASB issued SFAS 123(R), Share-Based Payments. SFAS 123(R) revises SFAS 123 and supersedes APB 25. SFAS 123(R) requires that compensation costs relating to share-based payment transactions be recognized in a company’s financial statements. SFAS 123(R) applies to transactions in which an entity exchanges its equity instruments for goods or services and also may apply to liabilities an entity incurs for goods or services that are based on the fair value of those equity instruments. Under SFAS 123(R), CVR is required to apply a fair-value-based measurement method in accounting for share-based payment transactions with employees. SFAS 123(R) is effective for periods beginning after December 15, 2005; however, Successor elected early adoption of SFAS 123(R) for the 233-day period ended December 31, 2005. The effect of the adoption of this standard is described in note 4.

In March 2005, the FASB issued FASB Interpretation No 47 (FIN 47) Accounting for Conditional Asset Retirement Obligations. FIN 47 requires conditional asset retirement obligations to be

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recognized if a legal obligation exists to perform asset retirement activities and a reasonable estimate of the fair value of the obligation can be made. FIN 47 also provides guidance as to when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 became effective for the period ending December 31, 2005. A net asset retirement obligation of $636,000 was included in other current liabilities on the consolidated balance sheet.

(4)	Members’ Equity

Immediate Predecessor issued 63,200,000 voting preferred units at $1 par value for cash to finance the Initial Acquisition, as described in note 1. The preferred units were the only voting units of Immediate Predecessor and, prior to May 10, 2004, had preferential rights to distributions. The preference required that the holders of preferred units were to be distributed $63,200,000, plus a preferred yield equal to 15% per annum compounded monthly, before any distributions could be made to holders of common units.

Concurrent with the issuance of the preferred units, management of Immediate Predecessor was issued 11,152,941 nonvoting restricted common units for recourse promissory notes aggregating $63,000. Based on the estimated relative fair value of the restricted common units on March 3, 2004, $3,100,000 was allocated to the common units. Accordingly, unearned compensation of $3,037,000 was recognized as a contra-equity balance in the accompanying consolidated balance sheet. The holders of these common units were not vested at the date of issuance. Prior to May 10, 2004, distribution rights were subordinated to the preferred unit holders, as described above. On May 10, 2004, the promissory notes were repaid with cash and an additional 500,000 nonvoting restricted common units were issued to an officer of Immediate Predecessor for a recourse promissory note of $2,850. Based on the estimated fair value of the units on May 10, 2004, unearned compensation of $2,044,600 was recognized as a contra-equity balance in the accompanying consolidated balance sheet. Concurrent with the Subsequent Acquisition at June 23, 2005, as described in note 1, all of the restricted common units were fully vested. Immediate Predecessor recognized $1,095,609 and $3,985,991 in compensation expense for the 304-day period ended December 31, 2004 and the 174-day period ended June 23, 2005, respectively, related to earned compensation.

On May 10, 2004, Immediate Predecessor refinanced its existing long term-debt with a $150 million term loan and used the proceeds of the borrowings to repay the outstanding borrowings under Immediate Predecessor’s previous credit facility. The borrowings were also used to distribute a $99,987,509 dividend, which included the preference payment of $63,200,000 plus the yield of $1,802,956 to the preferred unit holders and a $63,000 payment to the common unit holders for undistributed capital per the LLC agreement. The remaining $34,921,553 was distributed to the preferred and common unit holders pro rata according to their ownership percentages, as determined by the aggregate of the common and preferred units.

On June 23, 2005, immediately prior to the Subsequent Acquisition (see note 1), the Immediate Predecessor used available cash balances to distribute a $52,211,493 dividend to the preferred and common unit holders pro rata according to their ownership percentages, as determined by the aggregate of the common and preferred units.

Successor issued 22,766,000 voting common units at $10 par value for cash to finance the Subsequent Acquisition, as described in note 1. An additional 50,000 voting common units at $10 par value were issued to a member of management for an unsecured recourse promissory note that bears interest at 7% and requires annual principal and interest payments through December 2009. As required by the term loan agreements to fund certain capital projects, on September 14, 2005 an additional $10,000,000 was received in return for 1,000,000 voting common units at $10 par value (Delayed Draw Capital). Common units held by management contain put rights held by management

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and call rights held by Successor exercisable at fair value in the event the management member becomes inactive. Accordingly, in accordance with EITF Topic No. D-98, “Classification and Measurement of Redeemable Securities,” common units held by management were initially recorded at fair value at the date of issuance and have been classified in temporary equity as Management Voting Common Units Subject to Redemption (Capital Subject to Redemption) in the accompanying consolidated balance sheets. At December 31, 2005, management held 227,500 of the 23,816,000 voting common units.

CVR accounts for changes in redemption value of these units in the period the changes occur and adjusts the carrying value of the Capital Subject to Redemption to equal the redemption value at the end of each reporting period with an equal and offsetting adjustment to Members’ Equity. None of the Capital Subject to Redemption was redeemable at December 31, 2005.

At December 31, 2005, the Capital Subject to Redemption was revalued through an independent appraisal process, and the value was determined to be $18.34 per unit. Accordingly, the carrying value of the Capital Subject to Redemption increased by $3,035,586 for the 233-day period ended December 31, 2005 with an equal and offsetting decrease to Members’ Equity.

Concurrent with the Subsequent Acquisition, Successor issued nonvoting override units to certain management members who hold common units. There were no required capital contributions for the override units.

919,630 Override Operating Units at a Benchmark Value of $10 per Unit

In accordance with SFAS 123(R), using the Monte Carlo method of valuation, the estimated fair value of the override operating units on June 24, 2005 was $3,604,950. Pursuant to the forfeiture schedule described below, the Company is recognizing compensation expense over the service period for each separate portion of the award for which the forfeiture restriction lapsed as if the award was, in-substance, multiple awards. Compensation expense in the 233-day period ended December 31, 2005 was $602,381. Significant assumptions used in the valuation were as follows:

•	Estimated forfeiture rate	None
•	Explicit service period	Based on forfeiture schedule below
•	Grant-date fair value — controlling basis	$5.16 per share
•	Marketability and minority interest discounts	$1.24 per share (24% discount)
•	Volatility	37%

Override operating units participate in distributions in proportion to the number of total common, non-forfeited override operating and participating override value units issued. Distributions to override operating units will be reduced until the total cumulative reductions are equal to the benchmark value. Override operating units are forfeited upon termination of employment for cause. In the event of all other terminations of employment, the override operating units are initially subject to forfeiture with the number of units subject to forfeiture reducing as follows:

Forfeiture
Minimum Period Held	Percentage

2 years	75%
3 years	50%
4 years	25%
5 years	0%

CVR Energy, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On the tenth anniversary of the issuance of override operating units, such units shall convert into an equivalent number of override value units.

1,839,265 Override Value Units at a Benchmark Value of $10 per Unit

In accordance with SFAS 123(R), using the Monte Carlo method of valuation, the estimated fair value of the override value units on June 24, 2005 was $4,064,776. For the override value units, CVR is recognizing compensation expense ratably over the implied service period of 6 years. Compensation expense in the 233-day period ended December 31, 2005 was $395,187. Significant assumptions used in the valuation were as follows:

•	Estimated forfeiture rate	None
•	Derived service period	6 years
•	Grant-date fair value — controlling basis	$2.91 per share
•	Marketability and minority interest discounts	$0.70 per share (24% discount)
•	Volatility	37%

Value units fully participate in cash distributions when the amount of such cash distributions to certain investors (Current Common Value) is equal to four times the original contributed capital of such investors (including the Delayed Draw Capital required to be contributed pursuant to the long term credit agreements). If the Current Common Value is less than two times the original contributed capital of such investors at the time of a distribution, none of the override value units participate. In the event the Current Common Value is greater than two times the original contributed capital of such investors but less than four times, the number of participating override value units is the product of 1) the number of issued override value units and 2) the fraction, the numerator of which is the Current Common Value minus two times original contributed capital, and the denominator of which is two times the original contributed capital. Distributions to participating override value units will be reduced until the total cumulative reductions are equal to the benchmark value. On the tenth anniversary of any override value unit (including any override value unit issued on the conversion of an override operating unit) the “two times” threshold referenced above will become “10 times” and the “four times” threshold referenced above will become “12 times”. Unless the compensation committee of the board of directors takes an action to prevent forfeiture, override value units are forfeited upon termination of employment for any reason except that in the event of termination of employment by reason of death or disability, all override value units are initially subject to forfeiture with the number of units subject to forfeiture reducing as follows:

Subject to
Forfeiture
Minimum Period Held	Percentage

2 years	75%
3 years	50%
4 years	25%
5 years	0%

Successor, through a wholly-owned subsidiary, has a Phantom Unit Appreciation Plan whereby directors, employees, and service providers may be awarded phantom points at the discretion of the board of directors or the compensation committee. Holders of service phantom points have rights to receive distributions when holders of override operating units receive distributions. Holders of performance phantom points have rights to receive distributions when holders of override value units receive distributions. There are no other rights or guarantees, and the plan expires on July 25, 2015,

CVR Energy, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

or at the discretion of the compensation committee of the board of directors. The total combined interest of the Phantom Unit Plan and the override units (combined Profits Interest) cannot exceed 15% of the notional and aggregate equity interests of the Successor. As of December 31, 2005, the issued Profits Interest represented 11.73% of combined common unit interest and Profits Interest of the Company. The Profits Interest was comprised of 10.22% and 1.51% of override interest and phantom interest, respectively. Subject to the valuation, vesting and forfeiture provisions consistent with other profit interests described previously, $95,019 is included in personnel accruals as of December 31, 2005 and as compensation expense for the 233-day period ending December 31, 2005 related to the Phantom Unit Plan.

(5)	Inventories

Inventories consisted of the following (in thousands):

	Immediate
	Predecessor	Successor
	December 31,	December 31,
	2004	2005
Finished goods	$24,704	$58,513
Raw materials and catalysts	26,136	47,437
In-process inventories	14,059	33,397
Parts and supplies	15,524	14,929

	$80,423	$154,276

(6)	Property, Plant, and Equipment

A summary of costs for property, plant, and equipment is as follows (in thousands):

	Immediate
	Predecessor	Successor
	December 31,	December 31,
	2004	2005
Land and improvements	$1,061	$9,346
Buildings	768	10,306
Machinery and equipment	39,617	715,381
Automotive equipment	660	3,396
Furniture and fixtures	1,372	271
Construction in progress	8,738	57,382

	52,216	796,082
Accumulated depreciation	2,210	23,569

	$50,006	$772,513

Construction in progress of $2,067,869 and $26,977,642 as of December 31, 2004 and 2005, respectively, related to capital improvements for compliance with EPA regulations intended to limit amounts of sulfur in diesel and gasoline.

Capitalized interest recognized as a reduction in interest expense for the 174-day period ended June 23, 2005 and the 233-day period ended December 31, 2005, totaled approximately $297,694 and $831,264, respectively.

CVR Energy, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(7)	Goodwill and Intangible Assets

In connection with the Subsequent Acquisition described in note 1, Successor recorded goodwill of $83,774,885. Successor completed its annual test for impairment of goodwill as of November 1, 2005. Based on the results of the test, no impairment of goodwill was recorded as of December 31, 2005.

Contractual agreements with a fair market value of $1,322,000 were acquired in the Subsequent Acquisition described in note 1. The intangible value of these agreements is amortized over the life of the agreements through June 2025. Accumulated amortization was $313,453 at December 31, 2005. Amortization expense for the 233-days ended December 31, 2005 of $202,303 was reported as cost of goods sold and $111,150 was reported as selling, general, and administrative expenses.

Estimated amortization of the contractual agreements is as follows (in thousands):

Contractual
Year Ending December 31,	Agreements

2006	$370
2007	165
2008	64
2009	33
2010	33
Thereafter	344

1,009

(8)	Deferred Financing Costs

Deferred financing costs of $6,300,727 were paid in the Initial Acquisition described in note 1. Additional deferred financing costs of $10,009,193 were paid with the debt refinancing on May 10, 2004, as described in notes 4 and 10. The unamortized deferred financing costs of $6,071,110 related to the Initial Acquisition financing were written off when the related debt was extinguished and refinanced with the existing credit facility and these costs were included in loss on extinguishment of debt for the 304 days ended December 31, 2004. A prepayment penalty of $1,095,000 on the previous credit facility was also paid and expensed and included in loss on extinguishment of debt for the 304 days ended December 31, 2004. The unamortized deferred financing costs of $8,093,754 related to the May 10, 2004 refinancing were written off when the related debt was extinguished upon the Subsequent Acquisition described in note 1 and these costs were included in loss on extinguishment of debt for the 174 days ended June 23, 2005. For the 304 days ended December 31, 2004 and for the 174 days ended June 23, 2005, amortization of deferred financing costs reported as interest expense was $1,332,890 and $812,166, respectively, using the effective-interest amortization method.

Deferred financing costs of $24,628,315 were paid in the Subsequent Acquisition, and will be amortized through June 2013. For the 233 days ended December 31, 2005, amortization of deferred financing costs reported as interest expense totaled $1,751,041 using the effective-interest amortization method.

CVR Energy, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Deferred financing costs consisted of the following (in thousands):

	Immediate
	Predecessor	Successor
	December 31,	December 31,
	2004	2005
Deferred financing costs	$10,009	$24,628
Less accumulated amortization	1,103	1,751

Unamortized deferred financing costs	8,906	22,877
Less current portion	1,699	3,352

	$7,207	$19,525

Estimated amortization of deferred financing costs is as follows (in thousands):

Deferred
Year Ending December 31,	Financing

2006	$3,352
2007	3,337
2008	3,332
2009	3,308
2010	3,293
Thereafter	6,255

$22,877

(9)	Other Long-Term Assets

Other long-term assets consisted of the following (in thousands):

	Immediate
	Predecessor	Successor
	December 31,	December 31,
	2004	2005
Restricted cash held for debt repayment	$3,500	$—
Prepaid insurance charges	3,047	2,447
Non-current receivables	—	4,889
Other assets	400	1,082

	$6,947	$8,418

Non-current receivables consist of unsettled mark-to-market gains on derivatives relating to the interest rate swap agreements described in notes 14 & 15.

CVR has prepaid two environmental insurance policies. One policy covers environmental site protection, and the other is a cost cap remediation policy for costs to be incurred beyond the next twelve months. See note 13 for a further description of the environmental commitments and contingencies.

CVR Energy, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Estimated amortization of prepaid insurance is as follows (in thousands):

Prepaid
Year Ending December 31,	Insurance

2006	$1,062
2007	394
2008	333
2009	333
2010	333
Thereafter	1,054

3,509
Less current portion	(1,062)

Total long-term	$2,447

(10)	Long-Term Debt

At March 3, 2004, Immediate Predecessor entered into an agreement with a financial institution for a term loan of $21,900,000 with an interest rate based on the greater of the Index Rate (the greater of prime or the federal funds rate plus 50 basis points per annum) plus 4.5% or 9% and a $100,000,000 revolving credit facility with interest at the borrower’s election of either the Index Rate plus 3% or the LIBOR rate plus 3.5%. Amounts totaling $21,900,000 of the term loan borrowings and $38,821,970 of the revolving credit facility were used to finance the Initial Acquisition on March 3, 2004 as described in note 1. Outstanding borrowings on May 10, 2004 were repaid in connection with the refinancing described below.

Effective May 10, 2004, Immediate Predecessor entered into a term loan of $150,000,000 and a $75,000,000 revolving loan facility with a syndicate of banks, financial institutions, and institutional lenders. Both loans were secured by substantially all of the Immediate Predecessor’s real and personal property, including receivables, contract rights, general intangibles, inventories, equipment, and financial assets. There were outstanding borrowings of $148,875,000 and $56,510 at December 31, 2004, respectively. Outstanding borrowings on June 23, 2005 were repaid in connection with the Subsequent Acquisition as described in note 1.

Effective June 24, 2005, Successor entered into a first lien credit facility and a guaranty agreement with two banks and one related party institutional lender (see note 15). The credit facility is in an aggregate amount not to exceed $525,000,000, consisting of $225,000,000 Tranche B Term Loans; $50,000,000 of Delayed Draw Term Loans available for the first 18 months of the agreement and subject to accelerated payment terms; a $100,000,000 Revolving Loan Facility; and a Funded Letters of Credit Facility (Funded Facility) of $150,000,000. The credit facility is secured by substantially all of Successor’s assets. At December 31, 2005, $224,437,500 of Tranche B Term Loans was outstanding, and there was no outstanding balance on the Revolving Loan Facility or the Delayed Draw Term Loans. At December 31, 2005, Successor had $150,000,000 in Funded Letters of Credit outstanding to secure payment obligations under derivative financial instruments (see note 14).

The Term Loans and Revolving Loan Facility provide CVR the option of a 3-month LIBOR rate plus 2.5% per annum (rounded up to the next whole multiple of 1/16 of 1%) or an Index Rate (to be based on the current prime rate plus 1.5%). Interest is paid quarterly when using the Index Rate and at the expiration of the LIBOR term selected when using the LIBOR rate; interest varies with the Index

CVR Energy, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Rate or LIBOR rate in effect at the time of the borrowing. The interest rate on December 31, 2005 was 7.06%. The annual fee for the Funded Facility is 2.725% of outstanding Funded Letters of Credit.

Effective June 24, 2005, Successor entered into a second lien $275,000,000 term loan and guaranty agreement with a bank and a related party institutional lender (see note 15) with the entire amount outstanding at December 31, 2005. CVR has the option of a 3-month LIBOR rate plus 6.75% per annum (rounded up to the next whole multiple of 1/16 of 1%) or an Index Rate (to be based on the current prime rate plus 5.75%). The interest rate on December 31, 2005 was 11.31%. The loan is secured by a second lien on substantially all of CVR’s assets.

The loan and security agreements contain customary restrictive covenants applicable to CVR, including limitations on the level of additional indebtedness, commodity agreements, capital expenditures, payment of dividends, creation of liens, and sale of assets. These covenants also require CVR to maintain specified financial ratios as follows:

Second Lien Credit
First Lien Credit Facility			Facility
		Maximum	Maximum
	Minimum Interest	Leverage	Leverage
Fiscal Quarter Ending	Coverage Ratio	Ratio	Ratio

March 31, 2006	2.25:1.00	5.00:1.00	5.25:1.00
June 30, 2006	2.25:1.00	5.00:1.00	5.25:1.00
September 30, 2006	2.25:1.00	5.00:1.00	5.25:1.00
December 31, 2006	2.25:1.00	5.00:1.00	5.25:1.00
March 31, 2007	2.25:1.00	4.75:1.00	5.00:1.00
June 30, 2007	2.50:1.00	4.50:1.00	4.75:1.00
September 30, 2007	2.75:1.00	4.25:1.00	4.75:1.00
December 31, 2007	3.00:1.00	3.50:1.00	4.00:1.00
March 31, 2008	3.25:1.00	3.50:1.00	4.00:1.00
June 30, 2008	3.25:1.00	3.25:1.00	3.75:1.00
September 30, 2008	3.25:1.00	3.00:1.00	3.50:1.00
December 31, 2008	3.25:1.00	2.75:1.00	3.25:1.00
March 31, 2009 and thereafter	3.50:1.00	2.50:1.00	3.00:1.00

Failure to comply with the various restrictive and affirmative covenants of the loan agreements could negatively affect CVR’s ability to incur additional indebtedness and/or pay required distributions. Successor is required to measure its compliance with these financial ratios and covenants quarterly and was in compliance with all covenants and reporting requirements under the terms of the agreement at December 31, 2005. As required by the debt agreements, CVR has entered into interest rate swap agreements (as described in note 14) that are required to be held for a minimum of four years.

CVR Energy, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Long-term debt consisted of the following at December 31, 2005:

First lien Tranche B term loans; principal payments of .25% of the principal balance due quarterly commencing October 2005, increasing to 23.5% of the principal balance due quarterly commencing October 2011, with a final payment of the aggregate remaining unpaid principal balance due July 2012	$224,437,500
Second lien term loan, due in full June 2013	275,000,000

499,437,500
Less current portion	2,235,973

$497,201,527

Future maturities of long-term debt are as follows:

Year Ending December 31,	Amount

2006	$2,235,973
2007	2,213,697
2008	2,191,642
2009	2,169,808
2010	2,148,191
Thereafter	488,478,189

$499,437,500

At December 31, 2005, Successor had $3.2 million in letters of credit outstanding to collateralize its environmental obligations and state motor fuels tax obligations. The letters of credit expire in July and August 2006. At December 31, 2005, Successor had a $22.6 million letter of credit outstanding to secure the purchase of crude oil. The letter of credit expired January 2006. These letters of credit were outstanding against the Revolving Loan Facility. The fee for the revolving letters of credit is 2.75%.

(11)	Benefit Plans

CVR sponsors two defined-contribution 401(k) plans (the Plans) for all employees. Participants in the Plans may elect to contribute up to 50% of their annual salaries, and up to 100% of their annual income sharing. CVR matches up to 75% of the first 6% of the participant’s contribution for the nonunion plan and 50% of the first 6% of the participant’s contribution for the union plan. Both plans are administered by CVR and contributions for the union plan are determined in accordance with provisions of negotiated labor contracts. Participants in both Plans are immediately vested in their individual contributions. Both Plans have a three year vesting schedule for CVR’s matching funds and contain a provision to count service with any predecessor organization. Successor’s contributions under the Plans were $647,054, $661,922, and $446,753 for the 304 days ended December 31, 2004, the 174 days ended June 23, 2005, and the 233 days ended December 31, 2005, respectively.

Coffeyville Acquisition LLC sponsors share-based compensation plans that participate in profit distributions, as described in note 4.

CVR Energy, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(12)	Income Taxes

Income tax expense (benefit) is summarized below (in thousands):

	Immediate Predecessor		Successor
	304 Days	174 Days	229 Days
	Ended	Ended	Ended
	December 31,	June 23,	December 31,
	2004	2005	2005
Current — Federal	$27,902	$26,145	$29,000
State	6,519	6,099	6,457

	34,421	32,244	35,457

Deferred — Federal	(499)	3,083	(80,500)
State	(117)	721	(17,925)

	(616)	3,804	(98,425)

Total income taxes	$33,805	$36,048	$(62,968)

Income tax expense differed from the expected income tax (computed by applying the federal income tax rate of 35% to income before income taxes) as follows (in thousands):

	Immediate Predecessor		Successor
	304 Days	174 Days	229 Days
	Ended	Ended	Ended
	December 31,	June 23,	December 31,
	2004	2005	2005
Computed expected taxes	$29,230	$30,956	$(63,744)
Loss on unexercised option agreements with no tax benefit to Successor	—	—	8,750
State taxes, net of federal benefit	4,162	4,433	(7,454)
Manufacturing deduction	—	(825)	(897)
Other, net	413	1,484	377

Total income tax expense	$33,805	$36,048	$(62,968)

As more fully described in note 14, the loss on unexercised option agreements of $25,000,000 occurred at Coffeyville Acquisition LLC, and the tax deduction related to the loss was passed through to the partners of Coffeyville Acquisition LLC.

The provision for income taxes for the year ended December 31, 2005 reflects an estimated benefit from a provision of the American Jobs Creation Act of 2004 (“the Act”). The Act created the new Internal Revenue Code section 199 which provides an income tax benefit to domestic manufacturers. The Company recognized an income tax benefit related to this manufacturing deduction of $825,011 and $896,890 for the 174 days ended June 23, 2005 and the 233 days ended December 31, 2005, respectively.

CVR Energy, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The income tax effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are summarized below (in thousands):

	Immediate
	Predecessor	Successor
	December 31,	December 31,
	2004	2005
Deferred tax assets:
Allowance for doubtful accounts	$74	$109
Personnel accruals	342	483
Inventories	215	560
Environmental obligations	166	—
Electricity contract	229	—
Unrealized derivative losses	—	91,226

Deferred tax assets	1,026	92,378

Deferred tax liabilities:
Unrealized derivative gains	326	—
Property, plant, and equipment	84	269,462
Environmental obligations	—	1,238
Other	—	142

Deferred tax liabilities	410	270,842

Net deferred tax assets (liabilities)	$616	$(178,464)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that CVR will realize the benefits of these deductible differences. Therefore, Successor has not recorded any valuation allowances against deferred tax assets as of December 31, 2004 or 2005.

CVR Energy, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(13)	Commitments and Contingent Liabilities

The minimum required payments for CVR’s lease agreements and unconditional purchase obligations are as follows:

Year Ending	Operating	Unconditional
December 31,	Leases	Purchase Obligations

2006	$3,654,956	$22,462,157
2007	3,445,287	22,840,325
2008	3,354,004	18,716,401
2009	2,595,539	18,685,325
2010	1,259,805	16,293,845
Thereafter	644,669	153,877,335

	$14,954,260	$252,875,388

CVR leases various equipment and real properties under long-term operating leases. For the year ended December 31, 2003, the 62-day period ended March 2, 2004, the 304-day period ended December 31, 2004, the 174-day period ended June 23, 2005, and the 233-day period ended December 31, 2005, lease expense totaled approximately $2,985,022, $518,918, $2,531,823, $1,754,564, and $1,737,373, respectively. The lease agreements have various remaining terms. Some agreements are renewable, at CVR’s option, for additional periods. It is expected, in the ordinary course of business, that leases will be renewed or replaced as they expire.

CVR licenses a gasification process from a third party associated with gasifier equipment used in the Nitrogen Fertilizer segment. The royalty fees for this license are incurred as the equipment is used and are subject to a cap which is expected to be paid in full by June 2007 at an estimated total cost of $5.5 million. Royalty fee expense reflected in cost of goods sold for the 304-day period ended December 31, 2004, the 174-day period ended June 23, 2005, and the 233-day period ended December 31, 2005 was $1,403,304, $1,042,286, and $914,878, respectively.

Coffeyville Resources Nitrogen Fertilizers LLC (CRNF) has an agreement with the City of Coffeyville pursuant to which it must make a series of future payments for electrical generation transmission and city margin. As of December 31, 2005, the remaining obligations of CRNF totaled $31.8 million through December 31, 2019. Total minimum committed contractual payments under the agreement will be $5.7 million for each of the fiscal years 2006 and 2007 and $1.7 million per year for each subsequent year. Successor is contractually liable for payments to Farmland, as part of deferred purchase consideration related to the electricity contract with the City of Coffeyville. As of December 31, 2005, approximately $750,000 remains to be paid in equal monthly installments of approximately $83,000 each through September 2006.

Coffeyville Resources Refining and Marketing, LLC (CRRM) has a Pipeline Construction, Operation and Transportation Commitment Agreement with Plains Pipeline, L.P. (Plains Pipeline) pursuant to which Plains Pipeline constructed a crude oil pipeline from Cushing, Oklahoma to Caney, Kansas. The term of the agreement is 20 years from when the pipeline became operational on March 1, 2005. Pursuant to the agreement, CRRM must transport approximately 80,000 barrels per day of its crude oil requirements for the Coffeyville refinery at a fixed charge per barrel for the first five years of the agreement. For the final fifteen years of the agreement, CRRM must transport all of its non-gathered crude oil up to the capacity of the Plains Pipeline. The rate is subject to a Federal Energy Regulatory Commission (FERC) tariff and is subject to change on an annual basis per the agreement. Lease expense associated with this agreement and included in cost of goods sold for the

CVR Energy, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

174-day period ended June 23, 2005 and the 233-day period ended December 31, 2005 totaled approximately $2,603,066 and $4,372,115, respectively.

During 1997, Farmland (subsequently assigned to CRRM) entered into an Agreement of Capacity Lease and Operating Agreement with Williams Pipe Line Company (subsequently assigned to Magellan Pipe Line Company (Magellan)) pursuant to which CRRM leases pipeline capacity in certain pipelines between Coffeyville, Kansas and Caney, Kansas and between Coffeyville, Kansas and Independence, Kansas. Pursuant to this agreement, CRRM is obligated to pay a fixed monthly charge to Magellan for annual leased capacity of 6,300,000 barrels until the scheduled expiration of the agreement on April 30, 2007. Lease expense associated with this agreement and included in cost of goods sold for the 174-day period ended June 23, 2005 and the 233-day period ended December 31, 2005 totaled approximately $232,500 and $193,750, respectively.

During 2005, CRRM amended a Pipeline Capacity Lease Agreement with Mid-America Pipeline Company (MAPL) pursuant to which CRRM leases pipeline capacity in an outbound MAPL-operated pipeline between Coffeyville, Kansas and El Dorado, Kansas for the transportation of natural gas liquids (NGLs) and refined petroleum products. Pursuant to this agreement, CRRM is obligated to make fixed monthly lease payments. The agreement also obligates CRRM to reimburse MAPL a portion of certain permitted costs associated with obligations imposed by certain governmental laws. Lease expense associated with this agreement, included in cost of goods sold for the 174-day period ended June 23, 2005 and the 233-day period ended December 31, 2005, totaled approximately $156,271, and $208,316, respectively. The lease expires September 30, 2011.

During 2005, CRRM entered into a Pipeage Contract with MAPL pursuant to which CRRM agreed to ship a minimum quantity of NGLs on an inbound pipeline operated by MAPL between Conway, Kansas and Coffeyville, Kansas. Pursuant to the contract, CRRM is obligated to ship 2,000,000 barrels (Minimum Commitment) of NGLs per year at a fixed rate per barrel through the expiration of the contract on September 30, 2011. All barrels above the Minimum Commitment are at a different fixed rate per barrel. The rates are subject to a tariff approved by the Kansas Corporation Commission (KCC) and are subject to change throughout the term of this contract as ordered by the KCC. Lease expense associated with this contract agreement and included in cost of goods sold for the 233-day period ended December 31, 2005 totaled approximately $172,525.

During 2004, CRRM entered into a Pipeline Capacity Lease Agreement with ONEOK Field Services (OFS) and Frontier El Dorado Refining Company (Frontier) pursuant to which CRRM leases capacity in pipelines operated by OFS between Conway, Kansas and El Dorado, Kansas. Prior to the completion of a planned expansion project specified in the agreement, CRRM will be obligated to pay a fixed monthly charge which will increase after the expansion is complete. The lease expires September 30, 2011. It is estimated the pipeline will be operational in the second quarter of 2006.

During 2004, CRRM entered into a Transportation Services Agreement with CCPS Transportation, LLC (CCPS) pursuant to which CCPS reconfigured an existing pipeline (Spearhead Pipeline) to transport Canadian sourced crude oil to Cushing, Oklahoma. The term of the agreement is 10 years from the time the pipeline becomes operational, which occurred March 1, 2006. Pursuant to the agreement and pursuant to options for increased capacity which CRRM has exercised, CRRM is obligated to pay an incentive tariff, which is a fixed rate per barrel for a minimum of 10,000 barrels per day.

During 2004, CRRM entered into a Terminalling Agreement with Plains Marketing, LP (Plains) whereby CRRM has the exclusive storage rights for working storage, blending, and terminalling services at several Plains tanks in Cushing, Oklahoma. Pursuant to the agreement, CRRM is obligated to pay a minimum throughput volume commitment of 29,200,000 barrels per year. This rate

CVR Energy, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

is subject to change annually based on changes in the Consumer Price Index (CPI-U) and the Producer Price Index (PPI-NG). Expenses associated with this agreement, included in cost of goods sold for the 174-day period ended June 23, 2005 and the 233-day period ended December 31, 2005, totaled approximately $811,815 and $1,251,087, respectively. The agreement expires December 31, 2009.

During 2005 CRNF entered into a on-site product supply agreement with the BOC Group, Inc. Pursuant to the agreement, which expires in 2020, CRNF pays approximately $300,000 per month for the supply of oxygen and nitrogen to the fertilizer operation.

Effective December 31, 2005, a crude oil Supply agreement with Supplier A expired and was replaced by a new crude oil supply agreement with Supplier B (see note 17). Supplier A has initiated discussions with CRRM concerning alleged certain crude oil losses and other charges which Supplier A claims were eligible to be passed through to CRRM under the terms of the expired agreement. Supplier A has not filed a formal claim and CRRM does not believe based on current information that the losses and other charges can be passed through to CRRM. Accordingly, a liability has not been recognized for these losses and other charges as of December 31, 2005.

From time to time, CVR is involved in various lawsuits arising in the normal course of business, including matters such as those described below under, “Environmental, Health, and Safety Matters,” and those described above. Liabilities related to such litigation are recognized when the related costs are probable and can be reasonably estimated. Management believes the company has accrued for losses for which it may ultimately be responsible. It is possible management’s estimates of the outcomes will change within the next year due to uncertainties inherent in litigation and settlement negotiations. In the opinion of management, the ultimate resolution of any other litigation matters is not expected to have a material adverse effect on the accompanying consolidated financial statements.

Environmental, Health, and Safety (EHS) Matters

CVR is subject to various stringent federal, state, and local EHS rules and regulations. Liabilities related to EHS matters are recognized when the related costs are probable and can be reasonably estimated. Estimates of these costs are based upon currently available facts, existing technology, site-specific costs, and currently enacted laws and regulations. In reporting EHS liabilities, no offset is made for potential recoveries. Such liabilities include estimates of CVR’s share of costs attributable to potentially responsible parties which are insolvent or otherwise unable to pay. All liabilities are monitored and adjusted regularly as new facts emerge or changes in law or technology occur.

CVR owns and/or operates manufacturing and ancillary operations at various locations directly related to petroleum refining and distribution and nitrogen fertilizer manufacturing. Therefore, CVR has exposure to potential EHS liabilities related to past and present EHS conditions at some of these locations.

Through an Administrative Order issued to Original Predecessor under the Resource Conservation and Recovery Act, as amended (RCRA), CVR is a potential party responsible for conducting corrective actions at its Coffeyville, Kansas and Phillipsburg, Kansas facilities. In 2005, Coffeyville Resources Nitrogen Fertilizers, LLC agreed to participate in the State of Kansas Voluntary Cleanup and Property Redevelopment Program (VCPRP) to address a reported release of urea ammonium nitrate (UAN) at the Coffeyville UAN loading rack. As of December 31, 2004 and 2005, environmental accruals of $10,310,600 and $8,220,338, respectively, were reflected in the consolidated balance sheets for probable and estimated costs for remediation of environmental contamination under the RCRA Administrative Order and the VCPRP, including amounts totaling $1,209,663 and $1,211,000,

CVR Energy, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

respectively, included in other current liabilities. The Immediate Predecessor and Successor accruals were determined based on an estimate of payment costs through 2033, which scope of remediation was arranged with the Environmental Protection Agency (the EPA) and are discounted at the appropriate risk free rates at December 31, 2004 and 2005, respectively. The accruals include estimated closure and post-closure costs of $1,975,100 and $1,812,000 for two landfills at December 31, 2004 and 2005, respectively. The estimated future payments for these required obligations are as follows (in thousands):

Year Ending December 31,	Amount

2006	$1,211
2007	1,712
2008	616
2009	508
2010	473
Thereafter	6,798

Undiscounted total	11,318
Less amounts representing interest at 4.51%	3,098

Accrued environmental liabilities at December 31, 2005	$8,220

CVR has purchased insurance (see note 9) to cover costs above accrued amounts related to this contaminated property. Management periodically reviews and, as appropriate, revises its environmental accruals. Based on current information and regulatory requirements, management believes that the accruals established for environmental expenditures are adequate.

The EPA has issued regulations intended to limit amounts of sulfur in diesel and gasoline. The EPA has granted Original Predecessor’s petition for a technical hardship waiver with respect to the date for compliance in meeting the sulfur-lowering standards. Immediate Predecessor and Successor spent approximately $2 million in 2004 and $27 million in 2005 and, based on information currently available, CVR anticipates spending approximately $83 million in 2006, $2 million in 2007, and $6 million in 2008 to comply with the low-sulfur rules. The entire amounts are expected to be capitalized.

Environmental expenditures are capitalized when such expenditures are expected to result in future economic benefits. For the year ended December 31, 2003, the 62-day period ended March 2, 2004, the 304-day period ended December 31, 2004, the 174-day period ended June 23, 2005, and the 233-day period ended December 31, 2005, capital expenditures were approximately $334,235, $0, $2,563,295, $6,065,713, and $20,165,483, respectively, and were incurred to improve the environmental compliance and efficiency of the operations.

CVR believes it is in substantial compliance with existing EHS rules and regulations. There can be no assurance that the EHS matters described above or other EHS matters which may develop in the future will not have a material adverse effect on the business, financial condition, or results of operations.

(14)	Derivative Financial Instruments

CVR is subject to price fluctuations caused by supply conditions, weather, economic conditions, and other factors and to interest rate fluctuations. To manage price risk on crude oil and other inventories and to fix margins on certain future production, the Entities may enter into various derivative transactions. In addition, the Successor, as further described below, entered into certain

CVR Energy, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

commodity derivate contracts and an interest rate swap as required by the long-term debt agreements.

For purposes of these financial statements, CVR has adopted Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, (SFAS 133). SFAS 133 imposes extensive record-keeping requirements in order to designate a derivative financial instrument as a hedge. CVR holds derivative instruments, such as exchange-traded crude oil futures, certain over-the-counter forward swap agreements, and interest rate swap agreements, which it believes provide an economic hedge on future transactions, but such instruments are not designated as hedges. Gains or losses related to the change in fair value and periodic settlements of these derivative instruments are classified as gain (loss) on derivatives.

At December 31, 2005, Successor’s Petroleum Segment held commodity derivative contracts (swap agreements) for the period from July 1, 2005 to June 30, 2010 with a related party (see note 15). The swap agreements were originally executed on June 16, 2005 in conjunction with the Subsequent Acquisition of the Immediate Predecessor and required under the terms of the long-term debt agreements. The notional quantities on the date of execution were 100,911,000 barrels of crude oil; 2,348,802,750 gallons of heating oil and 1,889,459,250 gallons of unleaded gasoline. The swap agreements were executed at the prevailing market rate at the time of execution and Management believes the swap agreements provide an economic hedge on future transactions. At December 31, 2005 the notional open amounts under the swap agreements were 88,951,000 barrels of crude oil; 2,097,642,750 gallons of heating oil and 1,638,229,250 gallons of unleaded gasoline. At December 31, 2005, these positions resulted in unrealized losses of $235,851,568 using a valuation method that utilizes quoted market prices and assumptions for the estimated forward yield curves of the related commodities in periods when quoted market prices are unavailable. During the 233 days ended December 31, 2005, the Petroleum Segment recorded $59,300,670 in realized losses on these swap agreements.

Successor entered certain crude oil, heating oil, and gasoline option agreements with a related party (see notes 1 and 15) as of May 16, 2005. These agreements expired unexercised on June 16, 2005 and resulted in an expense of $25,000,000 reported in the accompanying consolidated statements of operations as gain (loss) on derivatives for the 233 days ended December 31, 2005.

CVR has recorded margin account balances in cash and cash equivalents of $8,373,417 and $1,540,952 at December 31, 2004 and 2005, respectively. The Petroleum Segment also recorded mark-to-market net gains (losses), exclusive of the swap agreements described above and the interest rate swaps described in the following paragraph, in gain (loss) on derivatives of $303,742, $0 , $546,604, $(7,664,725), and $(3,565,153), for the year ended December 31, 2003, the 62-day period ended March 2, 2004, the 304-day period ended December 31, 2004, the 174-day period ended June 23, 2005, and the 233-day period ended December 31, 2005, respectively. All of the activity related to the commodity derivative contracts is reported in the Petroleum Segment.

At December 31, 2005, Successor held derivative contracts known as interest rate swap agreements that converted Successor’s floating-rate bank debt (see note 10) into 3.835% fixed-rate debt on a notional amount of $375,000,000. Half of the agreements are held with a related party (as

CVR Energy, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

described in note 15), and the other half are held with a financial institution that is a lender under CVR’s long-term debt agreements. The swap agreements carry the following terms:

	Notional	Fixed
Period Covered	Amount	Interest Rate

June 30, 2005 to June 30, 2006	$375 million	3.835%
June 30, 2006 to June 30, 2007	325 million	4.038%
June 30, 2007 to March 31, 2008	325 million	4.195%
March 31, 2008 to March 31, 2009	250 million	4.195%
March 31, 2009 to March 31, 2010	180 million	4.195%
March 31, 2010 to June 30, 2010	110 million	4.195%

CVR pays the fixed rates listed above and receives a floating rate based on three-month LIBOR rates, with payments calculated on the notional amounts listed above. The notional amounts do not represent actual amounts exchanged by the parties but instead represent the amounts on which the contracts are based. The swap is settled quarterly and marked to market at each reporting date, and all unrealized gains and losses are currently recognized in income. Transactions related to the interest rate swap agreements were not allocated to the Petroleum or Nitrogen Fertilizer segments. Mark-to-market net gains on derivatives and quarterly settlements were $7,655,280 for the 233-day period ended December 31, 2005.

(15)	Related Party Transactions

Pegasus Partners II, L.P. (Pegasus) was a majority owner of Immediate Predecessor.

On March 3, 2004, Immediate Predecessor entered into a management services agreement with an affiliate company of Pegasus, Pegasus Capital Advisors, L.P. (Affiliate) pursuant to which Affiliate provided Immediate Predecessor with managerial and advisory services. Amounts totaling approximately $545,000 and $1,000,000 relating to the agreement were expensed in selling, general, and administrative expenses for the 304 days ended December 31, 2004 and for the 174 days ended June 23, 2005, respectively. Immediate Predecessor expensed approximately $455,000 in selling, general and administrative expenses for legal fees paid on behalf of Affiliate in lieu of the remaining amounts owed under the management services agreement for the 304 days ended December 31, 2004.

Immediate Predecessor paid Affiliate a $4.0 million transaction fee upon closing of the Initial Acquisition referred to in note 1. The transaction fee relates to a $2.5 million finder’s fee included in the cost of the Initial Acquisition and $1.5 million in deferred financing costs. The deferred financing cost was subsequently written off in May 2004 as part of the refinancing. In conjunction with the debt refinancing on May 10, 2004, a $1.25 million fee was paid to Affiliate as a deferred financing cost and was subsequently written-off immediately prior to the Subsequent Acquisition.

GS Capital Partners V Fund, L.P. and related entities (GS or Goldman Sachs Funds) and Kelso Investment Associates VII, L.P. and related entity (Kelso or Kelso Funds) are majority owners of Successor.

Successor paid companies related to GS and Kelso each equal amounts totaling $6.0 million for transaction fees related to the Subsequent Acquisition, as well as an additional $0.7 million paid to GS for reimbursed expenses related to the Subsequent Acquisition. These expenditures were included in the cost of the Subsequent Acquisition referred to in note 1.

CVR Energy, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

An affiliate of GS is one of the lenders in conjunction with the financing of the Subsequent Acquisition. Successor paid this affiliate of GS a $22.1 million fee included in deferred financing costs. For the 233 days ended December 31, 2005, Successor made interest payments of $1.8 million recorded in interest expense and paid letter of credit fees of approximately $155,000 recorded in selling, general, and administrative expenses, to this affiliate of GS.

On June 24, 2005, Successor entered into a management services agreement with GS and Kelso pursuant to which GS and Kelso provide Successor with managerial and advisory services. In consideration for these services, an annual fee of $1.0 million each is paid to GS and Kelso, plus reimbursement for any out-of-pocket expenses. The agreement has a term ending on the date GS and Kelso cease to own any interests in Successor. Relating to the agreement, $1,310,416 was expensed in selling, general, and administrative expenses for the 233 days ended December 31, 2005. In addition, $1,046,575 was included in other current liabilities and approximately $78,671 was included in accounts payable at December 31, 2005.

Successor entered into certain crude oil, heating oil, and gasoline swap agreements with a subsidiary of GS. The original swap agreements were entered into on May 16, 2005 (as described in note 1) and were terminated on June 16, 2005, resulting in a $25 million loss on termination of swap agreements for the 233 days ended December 31, 2005. Additional swap agreements with this subsidiary of GS were entered into on June 16, 2005, with an expiration date of June 30, 2010 (as described in note 14). Amounts totaling $297,010,762 were expensed related to these swap agreements for the 233 days ended December 31, 2005 and are reflected in loss on derivatives. In addition, the consolidated balance sheet at December 31, 2005 includes liabilities of $96,688,956 included in current payable to swap counterparty and $160,033,333 included in long-term payable to swap counterparty.

On June 30, 2005, Successor entered into three interest-rate swap agreements with the same subsidiary of GS (as described in note 14). Amounts totaling $3,826,342 of income were recognized related to these swap agreements for the 233 days ended December 31, 2005 and are reflected in gain (loss) on derivatives. In addition, the consolidated balance sheet at December 31, 2005 includes $1,441,697 in prepaid expenses and other current assets and $2,441,216 in other long-term assets related to the same agreements.

Effective December 30, 2005, Successor entered into a crude oil supply agreement with a subsidiary of GS (Supplier). This agreement replaces a similar contract held with an independent party (see note 17). Both parties will negotiate the cost of each barrel of crude oil to be purchased from a third party. Successor will pay Supplier a fixed supply service fee per barrel over the negotiated cost of each barrel of crude purchased. The cost is adjusted further using a spread adjustment calculation based on the time period the crude oil is estimated to be delivered to the refinery, other market conditions, and other factors deemed appropriate. The monthly spread quantity for any delivery month at any time shall not exceed approximately 3.1 million barrels. The initial term of the agreement is to December 31, 2006 and it continues for one additional year unless either party terminates it effective December 31, 2006. $1,290,731 was recorded on the consolidated balance sheet at December 31, 2005 in prepaid expenses and other current assets for prepayment of crude oil.

(16)	Business Segments

CVR measures segment profit as operating income for Petroleum and Nitrogen Fertilizer, CVR’s two reporting segments, based on the definitions provided in Statement of Financial Accounting Standards No. 131, Disclosures About Segments of an Enterprise and Related Information.

CVR Energy, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Petroleum

Principal products of the Petroleum Segment are refined fuels, propane, and petroleum refining by-products including coke. CVR uses the coke in the manufacture of nitrogen fertilizer at the adjacent nitrogen fertilizer plant. For CVR, a $15-per-ton transfer price is used to record intercompany sales on the part of the Petroleum Segment and corresponding intercompany cost of goods sold for the Nitrogen Fertilizer Segment. The intercompany transactions are eliminated in the Other Segment. For Original Predecessor, the coke was transferred from the Petroleum Segment to the Nitrogen Fertilizer Segment at zero value such that no sales revenue on the part of the Petroleum Segment or corresponding cost of goods sold for the Nitrogen Fertilizer Segment was recorded. Because Original Predecessor did not record these transfers in its segment results and the information to restate these segment results in Original Predecessor periods is not available, financial results from those periods have not been restated. As a result, the results of operations for Original Predecessor periods are not comparable with those of Immediate Predecessor or Successor periods.

Nitrogen Fertilizer

The principal product of the Nitrogen Fertilizer Segment is nitrogen fertilizer. Nitrogen fertilizer sales increased throughout the periods presented as the on stream factor improved.

Other Segment

The Other Segment reflects intercompany eliminations and other corporate activities that are not allocated to the operating segments.

	Original Predecessor		Immediate Predecessor		Successor
	Year	62-Day Period	304-Day Period	174-Day Period	233-Day Period
	Ended	Ended	Ended	Ended	Ended
	December 31,	March 2,	December 31,	June 23,	December 31,
	2003	2004	2004	2005	2005
Net sales
Petroleum	$1,161,287,249	$241,640,365	$1,390,768,126	$903,802,983	$1,363,390,142
Nitrogen Fertilizer	100,909,645	19,446,164	93,422,503	79,347,843	93,651,855
Other	—	—	(4,297,440)	(2,444,565)	(2,782,455)

Total	$1,262,196,894	$261,086,529	$1,479,893,189	$980,706,261	$1,454,259,542

Depreciation and amortization
Petroleum	$2,094,627	$271,284	$1,522,464	$770,728	$15,566,987
Nitrogen Fertilizer	1,218,899	160,719	855,289	316,446	8,360,911
Other	—	—	68,208	40,831	26,133

Total	$3,313,526	$432,003	$2,445,961	$1,128,005	$23,954,031

Operating income (loss)
Petroleum	$21,544,374	$7,687,745	$77,094,034	$76,654,428	$123,044,854
Nitrogen Fertilizer	7,813,708	3,514,997	22,874,227	35,267,752	35,731,056
Other	—	—	3,076	333,514	(240,848)

Total	$29,358,082	$11,202,742	$99,971,337	$112,255,694	$158,535,062

CVR Energy, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Original Predecessor		Immediate Predecessor		Successor
	Year	62-Day Period	304-Day Period	174-Day Period	233-Day Period
	Ended	Ended	Ended	Ended	Ended
	December 31,	March 2,	December 31,	June 23,	December 31,
	2003	2004	2004	2005	2005
Capital expenditures
Petroleum	$489,083	$—	$11,267,244	$10,790,042	$42,107,751
Nitrogen fertilizer	324,679	—	2,697,852	1,434,921	2,017,385
Other	—	—	195,184	31,830	1,046,998

Total	$813,762	$—	$14,160,280	$12,256,793	$45,172,134

Reorganization expenses —
Impairment of property, plant, and equipment
Petroleum	$3,950,519	$—	$—	$—	$—
Nitrogen fertilizer	5,688,107	—	—	—	—
Other	—	—	—	—	—

Total	$9,638,626	$—	$—	$—	$—

Total assets
Petroleum			$145,861,715		$664,870,240
Nitrogen Fertilizer			83,561,149		425,333,621
Other			(265,527)		131,344,042

Total			$229,157,337		$1,221,547,903

Goodwill
Petroleum			$—		$42,806,422
Nitrogen Fertilizer			—		40,968,463
Other			—		—

Total			$—		$83,774,885

CVR Energy, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(17)	Major Customers and Suppliers

Sales to major customers were as follows:

	Original Predecessor		Immediate Predecessor		Successor
	Year	62-Day Period	304-Day Period	174-Day Period	233-Day Period
	Ended	Ended	Ended	Ended	Ended
	December 31,	March 2,	December 31,	June 23,	December 31,
	2003	2004	2004	2005	2005
Petroleum
Customer A	89%	10%	18%	17%	16%
Customer B	3%	25%	10%	5%	6%
Customer C	1%	18%	17%	17%	15%
Customer D	—	—	8%	14%	17%
Customer E	1%	9%	15%	11%	11%

	94%	62%	68%	64%	65%

Nitrogen Fertilizer
Customer F	66%	48%	24%	16%	10%
Customer G	0%	0%	5%	9%	10%

	66%	48%	29%	25%	20%

The Petroleum Segment maintains long-term contracts with one supplier for the purchase of its crude oil. The agreement with Supplier A expired in December 2005, at which time Successor entered into a similar arrangement with Supplier B, a related party (as described in note 15). Purchases contracted as a percentage of the total cost of goods sold for each of the periods were as follows:

	Original Predecessor		Immediate Predecessor		Successor
	Year	62-Day Period	304-Day Period	174-Day Period	233-Day Period
	Ended	Ended	Ended	Ended	Ended
	December 31,	March 2,	December 31,	June 23,	December 31,
	2003	2004	2004	2005	2005
Supplier A	28%	32%	68%	77%	69%

The Nitrogen Fertilizer Segment maintains long-term contracts with one supplier. Purchases from this supplier as a percentage of the total cost of goods sold were as follows:

	Original Predecessor		Immediate Predecessor		Successor
	Year	62-Day Period	304-Day Period	174-Day Period	233-Day Period
	Ended	Ended	Ended	Ended	Ended
	December 31,	March 2,	December 31,	June 23,	December 31,
	2003	2004	2004	2005	2005
Supplier	1%	2%	3%	3%	3%

CVR Energy, Inc. and Subsidiaries

CONDENSED CONSOLIDATED BALANCE SHEET

			Pro Forma
	Successor	Successor	Successor
	December 31,	June 30,	June 30,
	2005	2006	2006
		(unaudited)	(unaudited)
			(note 3)

ASSETS
Current assets:
Cash and cash equivalents	$64,703,524	$127,867,055	$—
Accounts receivable, net of allowance for doubtful accounts of $275,188 and $354,904, respectively	71,560,052	63,504,465
Inventories	154,275,818	179,658,465
Prepaid expenses and other current assets	14,709,309	15,208,697
Deferred income taxes	31,059,748	46,419,549

Total current assets	336,308,451	432,658,231	—
Property, plant, and equipment, net of accumulated depreciation	772,512,884	859,664,720
Intangible assets	1,008,547	823,502
Goodwill	83,774,885	83,774,885
Deferred financing costs	19,524,839	17,867,958
Other long-term assets	8,418,297	11,353,121

Total assets	$1,221,547,903	$1,406,142,417	$—

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	$2,235,973	$2,224,807	$—
Revolving debt	—	—
Accounts payable	87,914,833	109,844,255
Personnel accruals	10,796,896	7,428,667
Accrued taxes other than income taxes	4,841,234	5,186,288
Accrued income taxes	4,939,614	11,294,389
Payable to swap counterparty	96,688,956	150,506,479
Deferred revenue	12,029,987	1,554,313
Other current liabilities	8,831,937	4,915,415

Total current liabilities	228,279,430	292,954,613	—
Long-term liabilities:
Long-term debt, less current portion	497,201,527	506,091,909
Accrued environmental liabilities	7,009,388	6,083,488
Deferred income taxes	209,523,747	198,758,629
Payable to swap counterparty	160,033,333	218,462,243
Other long-term liabilities	—	1,471,269

Total long-term liabilities	873,767,995	930,867,538	—
Management voting common units subject to redemption	4,172,350	12,553,450
Less: note receivable from management unitholder	(500,000)	(350,000)

Total management voting common units subject to redemption, net	3,672,350	12,203,450	—
Members’ equity:
Voting common units	114,830,560	168,206,669
Management nonvoting override units	997,568	1,910,147

Total members’ equity	115,828,128	170,116,816	—

PRO FORMA STOCKHOLDERS’ EQUITY
Stockholders’ equity:
Common stock, $0.01 par value, shares authorized; shares issued and outstanding
Additional paid-in capital
Retained earnings
Total pro forma stockholders’ equity
Commitments and contingencies

Total liabilities and equity	$1,221,547,903	$1,406,142,417	$—

See accompanying notes to condensed consolidated financial statements.

CVR Energy, Inc. and Subsidiaries

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Immediate
	Predecessor	Successor
	174 Days Ended	49 Days Ended	Six Months Ended
	June 23,	June 30,	June 30,
	2005	2005	2006
		(unaudited)	(unaudited)
Net sales	$980,706,261	$49,692,475	$1,550,566,629
Cost of goods sold	850,037,564	62,526,529	1,315,084,162

Gross profit (loss)	130,668,697	(12,834,054)	235,482,467
Operating expenses:
Selling, general and administrative expenses	18,413,003	757,946	20,622,332

Total operating expenses	18,413,003	757,946	20,622,332

Operating income (loss)	112,255,694	(13,592,000)	214,860,135
Other income (expense):
Interest expense	(7,801,821)	(955,583)	(22,335,620)
Interest income	511,687	2,150	1,683,157
Loss on derivatives	(7,664,725)	(151,780,732)	(126,462,043)
Loss on extinguishment of debt	(8,093,754)	—	—
Other income (expense)	(762,616)	1,304	(262,864)

Total other income (expense)	(23,811,229)	(152,732,861)	(147,377,370)

Income (loss) before provision for income taxes	88,444,465	(166,324,861)	67,482,765
Income tax expense (benefit)	36,047,516	(56,076,520)	25,725,556

Net income (loss)	$52,396,949	$(110,248,341)	$41,757,209

Unaudited Pro Forma Information (Note 3)
Basic and diluted earnings per common share			$—
Basic and diluted weighted average common shares outstanding			—

See accompanying notes to condensed consolidated financial statements.

CVR Energy, Inc. and Subsidiaries

CONDENSED CONSOLIDATED STATEMENTS OF EQUITY
(unaudited)

	Management Voting Common		Note Receivable
	Units Subject to Redemption		from Management	Total
	Units	Dollars	Unit Holder	Dollars

For the six months ended June 30, 2006
Balance at December 31, 2005	227,500	$4,172,350	$(500,000)	$3,672,350
Payment of note receivable		—	150,000	150,000
Adjustment to fair value for management common units		8,013,120	—	8,013,120
Net income allocated to management common units		367,980	—	367,980

Balance at June 30, 2006	227,500	$12,553,450	$(350,000)	$12,203,450

			Management		Management
			Nonvoting Override		Nonvoting Override
	Voting Common Units		Operating Units		Value Units		Total
	Units	Dollars	Units	Dollars	Units	Dollars	Dollars

For the six months ended June 30, 2006
Balance at December 31, 2005	23,588,500	$114,830,560	919,630	$602,381	1,839,265	$395,187	$115,828,128
Issuance of 2,000,000 common units for cash	2,000,000	20,000,000		—		—	20,000,000
Recognition of share-based compensation expense related to override units		—		573,848		338,731	912,579
Adjustment to fair value for management common units		(8,013,120)		—		—	(8,013,120)
Net income allocated to management common units		41,389,229	—	—		—	41,389,229

Balance at June 30, 2006	25,588,500	$168,206,669	919,630	$1,176,229	1,839,265	$733,918	$170,116,816

See accompanying notes to condensed consolidated financial statements.

CVR Energy, Inc. and Subsidiaries

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Immediate
	Predecessor	Successor
	174 Days Ended	49 Days Ended	Six Months Ended
	June 23,	June 30,	June 30,
	2005	2005	2006
		(unaudited)	(unaudited)
Cash flows from operating activities:
Net income (loss)	$52,396,949	$(110,248,341)	$41,757,209
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	1,128,005	914,595	24,022,108
Provision for doubtful accounts	(190,468)	285,514	79,716
Amortization of deferred financing costs	812,166	53,119	1,664,316
Loss on extinguishment of debt	8,093,754	—	—
Loss on disposition of fixed assets	—	—	437,952
Share-based compensation	3,985,991	75,478	912,579
Changes in assets and liabilities, net of effect of acquisition:
Accounts receivable	(11,334,177)	(2,399,054)	7,975,871
Inventories	(59,045,550)	15,442,988	(25,382,647)
Prepaid expenses and other current assets	(937,543)	(3,450,145)	(594,392)
Other long-term assets	3,036,659	12,561	(2,990,407)
Accounts payable	16,124,794	2,911,211	(3,179,621)
Accrued income taxes	4,503,574	371,747	6,354,775
Deferred revenue	(9,073,050)	(22,651)	(10,475,674)
Other current liabilities	1,254,196	2,915,659	(6,939,698)
Payable to swap counterparty	—	127,220,262	112,246,434
Accrued environmental liabilities	(1,553,184)	—	(925,900)
Other long-term liabilities	(297,105)	—	1,471,269
Deferred income taxes	3,803,937	(56,448,266)	(26,124,919)

Net cash provided by (used in) operating activities	12,708,948	(22,365,323)	120,308,971

Cash flows from investing activities:
Cash paid for acquisition of Immediate Predecessor, net of cash acquired	—	(685,125,669)	—
Capital expenditures	(12,256,793)	(352,385)	(86,174,655)

Net cash used in investing activities	(12,256,793)	(685,478,054)	(86,174,655)

Cash flows from financing activities:
Revolving debt payments	(343,449)	(10,000,000)	—
Revolving debt borrowings	492,308	25,686,016	—
Proceeds from issuance of long-term debt	—	500,000,000	10,000,000
Principal payments on long-term debt	(375,000)	—	(1,120,785)
Payment of deferred financing costs	—	(23,645,890)	—
Issuance of members’ equity	—	225,635,000	20,000,000
Payment of note receivable	—	—	150,000
Distribution of members’ equity	(52,211,493)	—	—

Net cash provided by (used in) financing activities	(52,437,634)	717,675,126	29,029,215

Net increase (decrease) in cash and cash equivalents	(51,985,479)	9,831,749	63,163,531
Cash and cash equivalents, beginning of period	52,651,952	—	64,703,524

Cash and cash equivalents, end of period	$666,473	$9,831,749	$127,867,055

Supplemental disclosures
Cash paid for income taxes	$27,040,000	$—	$45,495,700
Cash paid for interest	$7,287,351	$—	$24,712,898
Non-cash investing and financing activities:
Accrual of construction in progress additions			$25,109,043
Contributed capital through Leiber tax savings	$728,724	$—	$—

See accompanying notes to condensed consolidated financial statements.

CVR Energy, Inc. and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

(1)	Basis of Presentation

The accompanying unaudited condensed consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles (GAAP) and in accordance with the rules and regulations of the Securities and Exhange Commission. The consolidated financial statements include the accounts of CVR Energy, Inc. and its subsidiaries (CVR or the Company). All significant intercompany accounts and transactions have been eliminated in consolidation. Certain information and footnotes required for the complete financial statements under U.S. generally accepted accounting principles have not been included pursuant to such rules and regulations. These unaudited condensed consolidated financial statements should be read in conjunction with the December 31, 2005 audited financial statements and notes thereto of CVR.

In the opinion of the Company’s management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments (consisting only of normal recurring adjustments) that are necessary to fairly present the financial position as of December 31, 2005 and June 30, 2006, and the results of operations and cash flows for the 174 days ended June 23, 2005, the 49 days ended June 30, 2005 and the six months ended June 30, 2006.

Results of operations and cash flows for the interim periods presented are not necessarily indicative of the results that will be realized for the year ending December 31, 2006 or any other interim period. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affected the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(2)	Organization and Nature of Business and the Acquisitions

General

CVR Energy, Inc. (CVR) was incorporated in Delaware in September 2006. CVR has assumed that concurrent with this offering, a newly formed direct subsidiary of CVR’s will merge with Coffeyville Refining & Marketing, Inc. (CRM) and a separate newly formed direct subsidiary of CVR’s will merge with Coffeyville Nitrogen Fertilizers, Inc. (CNF) which will make CRM and CNF direct wholly owned subsidiaries of CVR.

Successor is a Delaware limited liability company formed May 13, 2005. Successor, acting through wholly-owned subsidiaries, is an independent petroleum refiner and marketer in the mid-continental United States and a producer and marketer of upgraded nitrogen fertilizer products in North America.

On June 24, 2005, Coffeyville Acquisition LLC and subsidiaries (Successor) acquired all of the outstanding stock of Coffeyville Refining & Marketing, Inc. (CRM); Coffeyville Nitrogen Fertilizers, Inc. (CNF); Coffeyville Crude Transportation, Inc. (CCT); Coffeyville Pipeline, Inc. (CP); and Coffeyville Terminal, Inc. (CT) (collectively, CRIncs) from Coffeyville Group Holdings, LLC (Immediate Predecessor) (the Subsequent Acquisition). Immediate Predecessor was a Delaware limited liability company formed in October 2003. As a result of this transaction, CRIncs ownership increased to 100% of CL JV Holdings, LLC (CLJV), a Delaware limited liability company formed on September 27, 2004. CRIncs directly and indirectly, through CLJV, collectively own 100% of Coffeyville Resources, LLC (CRLLC) and its wholly owned subsidiaries, Coffeyville Resources Refining & Marketing, LLC (CRRM); Coffeyville Resources Nitrogen Fertilizers, LLC (CRNF); Coffeyville Resources Crude Transportation, LLC (CRCT); Coffeyville Resources Pipeline, LLC (CRP); and Coffeyville Resources Terminal, LLC (CRT).

CVR Energy, Inc. and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited) — (Continued)

Successor had no financial statement activity during the period from May 13, 2005 to June 24, 2005, with the exception of certain crude oil, heating oil, and gasoline option agreements entered into with a related party (see notes 7 and 8) as of May 16, 2005. These agreements expired unexercised on June 16, 2005 and resulted in an expense of $25,000,000 reported in the accompanying condensed consolidated statements of operations as loss on derivatives for the 49 days ended June 30, 2005.

Since the assets and liabilities of Successor are each presented on a different cost basis than that for the period before the acquisition, the financial information for Successor and Immediate Predecessor are not comparable.

The Subsequent Acquisition

On May 15, 2005, Successor and Immediate Predecessor entered into an agreement whereby Successor acquired 100% of the outstanding stock of CRIncs with an effective date of June 24, 2005 for $673,273,440, including the assumption of $353,084,637 of liabilities. Successor also paid transaction costs of $12,518,702, which consisted of legal, accounting, and advisory fees of $5,782,740 paid to various parties, and transaction fees of $6,000,000 and $735,962 in expenses related to the acquisition paid to institutional investors (see note 8). Successor’s primary reason for the purchase was the belief that long-term fundamentals for the refining industry were strengthening and the capital requirement was within its desired investment range. The cost of the Subsequent Acquisition was financed through long-term borrowings of approximately $500 million, short-term borrowings of approximately $12.6 million, and the issuance of common units for approximately $227.7 million. The allocation of the purchase price at June 24, 2005, the date of the Subsequent Acquisition, is as follows:

Assets acquired
Cash	$666,473
Accounts receivable	37,328,997
Inventories	156,171,291
Prepaid expenses and other current assets	4,865,241
Intangibles, contractual agreements	1,322,000
Goodwill	83,774,885
Other long-term assets	3,837,647
Property, plant, and equipment	750,910,245

Total assets acquired	$1,038,876,779

Liabilities assumed
Accounts payable	$47,259,070
Other current liabilities	16,017,210
Current income taxes	5,076,012
Deferred income taxes	276,888,816
Other long-term liabilities	7,843,529

Total liabilities assumed	$353,084,637

Cash paid for acquisition of Immediate Predecessor	$685,792,142

CVR Energy, Inc. and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited) — (Continued)

Pro forma revenue would be unchanged for the periods presented. Unaudited pro forma net income (loss) as if the Subsequent Acquisition and subsequent debt refinancing had occurred on January 1, 2005 compared to historical net income presented below is as follows (in thousands):

	Historical		Pro Forma
	(non-GAAP)

six months ended June 30, 2005	$(57,851	)(1)	$(73,290)

(1)	Reflects the sum of the results of operations for the periods ended June 23, 2005 and June 30, 2005.

(3)	Unaudited Pro Forma Information

Earnings per share is calculated on a pro forma basis, based on an assumed number of shares outstanding at the time of the initial public offering with respect to the existing shares. Pro forma earnings per share assumes that in conjunction with the initial public offering, the two direct wholly owned subsidiaries of Successor will merge with two of CVR’s direct wholly owned subsidiaries, CVR will effect a  -for-   stock split prior to completion of this offering, and CVR will issue        shares of common stock in this offering. No effect has been given to any shares that might be issued in this offering pursuant to the exercise by the underwriters of their option. The pro forma balance sheet assumes the transactions noted above occurred on June 30, 2006.

(4)	Members’ Equity

CVR accounts for changes in redemption value of these units in the period the changes occur and adjusts the carrying value of the Capital Subject to Redemption to equal the redemption value at the end of each reporting period with an equal and offsetting adjustment to Members’ Equity. None of the Capital Subject to Redemption was redeemable at December 31, 2005 or June 30, 2006.

At June 30, 2006, the Capital Subject to Redemption was revalued through an independent appraisal process, and the value was determined to be $55.18 per unit. Accordingly, the carrying value of the Capital Subject to Redemption increased by $8,013,120 for the six month period ended June 30, 2006 with an equal and offsetting decrease to Members’ Equity.

Successor, through a wholly-owned subsidiary, has a Phantom Unit Appreciation Plan whereby directors, employees, and service providers may be awarded phantom points at the discretion of the board of directors or the compensation committee. Holders of service phantom points have rights to receive distributions when holders of override operating units receive distributions. Holders of performance phantom points have rights to receive distributions when holders of override value units receive distributions. There are no other rights or guarantees, and the plan expires on July 25, 2015, or at the discretion of the compensation committee of the board of directors. The total combined interest of the Phantom Unit Plan and the override units (combined Profits Interest) cannot exceed 15% of the notional and aggregate equity interests of the Company. As of June 30, 2006, the issued Profits Interest represented 11.55% of combined common unit interest and Profits Interest of the Company. The Profits Interest was comprised of 9.45% and 2.10% of override interest and phantom interest, respectively. Based on an independent valuation process, the service phantom interest was valued at $11.57 per point and the performance phantom interest was valued at $9.81 per point. Based on the vesting and forfeiture provision of the Plan, we have recorded $1,471,269 in other long-term liabilities as of June 30, 2006. Compensation expense for the 233-day period ending

CVR Energy, Inc. and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited) — (Continued)

December 31, 2005 and six month period ended June 30, 2006 related to the Phantom Unit Plan was $95,019 and $1,376,250, respectively.

(5)	Inventories

Inventories consist primarily of crude oil, blending stock and components, work in progress, fertilizer products, and refined fuels and by-products. Inventories are valued at the lower of moving-average cost, which approximates the first-in, first-out (FIFO) method, or market for fertilizer products and at the lower of FIFO cost or market for refined fuels and by-products for all periods presented. Refinery unfinished and finished products inventory values were determined using the ability-to-bare process, whereby raw materials and production costs are allocated to work-in-process and finished products based on their relative fair values. Other inventories, including other raw materials, spare parts, and supplies, are valued at the lower of average cost, which approximates FIFO, or market. The cost of inventories includes inbound freight costs.

Inventories consisted of the following (in thousands):

	Successor
	December 31,	June 30,
	2005	2006
		(unaudited)

Finished goods	$58,513	$55,078
Raw materials and catalysts	47,437	85,436
In-process inventories	33,397	16,588
Parts and supplies	14,929	22,556

	$154,276	$179,658

(6)	Commitments and Contingent Liabilities

The minimum required payments for Successor’s lease agreements and unconditional purchase obligations are as follows:

	Operating	Unconditional
	Leases	Purchase Obligations

Six months ending December 31, 2006	$1,734,379	$12,479,277
Year ending December 31, 2007	3,771,560	23,982,825
Year ending December 31, 2008	3,665,278	19,676,401
Year ending December 31, 2009	2,906,968	19,645,325
Year ending December 31, 2010	1,596,818	17,253,845
Year ending December 31, 2011	857,494	15,683,927
Thereafter	108,063	138,353,408

	$14,640,560	$247,075,008

CVR leases various equipment and real properties under long-term operating leases. For the 174-day period ended June 23, 2005, the 49-day period ended June 30, 2005, and the six month period ended June 30, 2006, lease expenses totaled approximately $1,754,564, $1,000 and

CVR Energy, Inc. and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited) — (Continued)

$1,991,651, respectively. The lease agreements have various remaining terms. Some agreements are renewable, at CVR’s option, for additional periods. It is expected, in the ordinary course of business, that leases will be renewed or replaced as they expire.

From time to time, CVR is involved in various lawsuits arising in the normal course of business, including matters such as those described below under, “Environmental, Health, and Safety Matters”. Liabilities related to such litigation are recognized when the related costs are probable and can be reasonably estimated. Management believes the company has accrued for losses for which it may ultimately be responsible. It is possible management’s estimates of the outcomes will change within the next year due to uncertainties inherent in litigation and settlement negotiations. In the opinion of management, the ultimate resolution of any other litigation matters is not expected to have a material adverse effect on the accompanying consolidated financial statements.

Environmental, Health, and Safety (EHS) Matters

CVR is subject to various stringent federal, state, and local EHS rules and regulations. Liabilities related to EHS matters are recognized when the related costs are probable and can be reasonably estimated. Estimates of these costs are based upon currently available facts, existing technology, site-specific costs, and currently enacted laws and regulations. In reporting EHS liabilities, no offset is made for potential recoveries. Such liabilities include estimates of the Company’s share of costs attributable to potentially responsible parties which are insolvent or otherwise unable to pay. All liabilities are monitored and adjusted regularly as new facts emerge or changes in law or technology occur.

CVR owns and/or operates manufacturing and ancillary operations at various locations directly related to petroleum refining and distribution and nitrogen fertilizer manufacturing. Therefore, CVR has exposure to potential EHS liabilities related to past and present EHS conditions at some of these locations.

CVR Energy, Inc. and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited) — (Continued)

Through an Administrative Order issued to Original Predecessor under the Resource Conservation and Recovery Act, as amended (RCRA), CVR is a potential party responsible for conducting corrective actions at its Coffeyville, Kansas and Phillipsburg, Kansas facilities. In 2005, Coffeyville Resources Nitrogen Fertilizers, LLC agreed to participate in the State of Kansas Voluntary Cleanup and Property Redevelopment Program (VCPRP) to address a reported release of urea ammonium nitrate (UAN) at the Coffeyville UAN loading rack. As of December 31, 2005 and June 30, 2006, environmental accruals of $8,220,338 and $7,408,479, respectively, were reflected in the consolidated balance sheets for probable and estimated costs for remediation of environmental contamination under the RCRA Administrative Order and the VCPRP, including amounts totaling $1,211,000 and $1,324,991, respectively, included in other current liabilities. The Immediate Predecessor and Successor accruals were determined based on an estimate of payment costs through 2033, which scope of remediation was arranged with the Environmental Protection Agency (the EPA) and are discounted at the appropriate risk free rates at December 31, 2005 and June 30, 2006, respectively. The accruals include estimated closure and post-closure costs of $1,812,000 and $1,698,000 for two landfills at December 31, 2005 and June 30, 2006, respectively. The estimated future payments for these required obligations are as follows (in thousands):

Amount

Six months ending December 31, 2006	$608
Year ending December 31, 2007	1,737
Year ending December 31, 2008	904
Year ending December 31, 2009	493
Year ending December 31, 2010	341
Year ending December 31, 2011	341
Thereafter	6,001

Undiscounted total	10,425
Less amounts representing interest at 5.22%	3,017

Accrued environmental liabilities at June 30, 2006	$7,408

CVR has purchased insurance to cover costs above accrued amounts related to this contaminated property. Management periodically reviews and, as appropriate, revises its environmental accruals. Based on current information and regulatory requirements, management believes that the accruals established for environmental expenditures are adequate.

The EPA has issued regulations intended to limit amounts of sulfur in diesel and gasoline. The EPA has granted the Company a petition for a technical hardship waiver with respect to the date for compliance in meeting the sulfur-lowering standards. CVR has spent approximately $2 million in 2004, $27 million in 2005, $33 million in the first six months of 2006 and, based on information currently available, anticipates spending approximately $55 million in the last six months of 2006, $2 million in 2007, and $6 million in 2008 to comply with the low-sulfur rules. The entire amounts are expected to be capitalized.

Environmental expenditures are capitalized when such expenditures are expected to result in future economic benefits. For the 174-day period ended June 23, 2005, the 49-day period ended June 30, 2005, and the six month period ended June 30, 2006, capital expenditures were approximately $6,065,713, $169,543 and $38,644,920, respectively, and were incurred to improve the environmental compliance and efficiency of the operations.

CVR Energy, Inc. and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited) — (Continued)

CVR believes it is in substantial compliance with existing EHS rules and regulations. There can be no assurance that the EHS matters described above or other EHS matters which may develop in the future will not have a material adverse effect on the business, financial condition, or results of operations.

(7)	Derivative Financial Instruments

CVR is subject to price fluctuations caused by supply conditions, weather, economic conditions, and other factors and to interest rate fluctuations. To manage price risk on crude oil and other inventories and to fix margins on certain future production, CVR may enter into various derivative transactions. In addition, the Successor, as further described below, entered into certain commodity derivate contracts and an interest rate swap as required by the long-term debt agreements.

CVR has adopted Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, (SFAS 133). SFAS 133 imposes extensive record-keeping requirements in order to designate a derivative financial instrument as a hedge. CVR holds derivative instruments, such as exchange-traded crude oil futures, certain over-the-counter forward swap agreements, and interest rate swap agreements, which it believes provide an economic hedge on future transactions, but such instruments are not designated as hedges. Gains or losses related to the change in fair value and periodic settlements of these derivative instruments are classified as gain (loss) on derivatives.

At June 30, 2006, Successor’s Petroleum Segment held commodity derivative contracts (swap agreements) for the period from July 1, 2005 to June 30, 2010 with a related party (see note 9). The swap agreements were originally executed on June 16, 2005 in conjunction with the Subsequent Acquisition of the Immediate Predecessor and required under the terms of the long-term debt agreements. The notional quantities on the date of execution were 100,911,000 barrels of crude oil; 1,889,459,250 gallons of heating oil and 2,348,802,750 gallons of unleaded gasoline. The swap agreements were executed at the prevailing market rate at the time of execution and Management believes the swap agreements provide an economic hedge on future transactions. At June 30, 2006 the notional open amounts under the swap agreements were 77,186,000 barrels of crude oil; 1,620,909,000 gallons of heating oil and 1,620,909,000 gallons of unleaded gasoline. At June 30, 2006, these positions resulted in unrealized losses of $98,223,459 using a valuation method that utilizes quoted market prices and assumptions for the estimated forward yield curves of the related commodities in periods when quoted market prices are unavailable. During the six month period ended June 30, 2006, the Petroleum Segment recorded $33,412,707 in realized losses on these swap agreements.

Successor entered certain crude oil, heating oil, and gasoline option agreements with a related party (see notes 1 and 8) as of May 16, 2005. These agreements expired unexercised on June 16, 2005 and resulted in an expense of $25,000,000 reported in the accompanying consolidated statements of operations as gain (loss) on derivatives for the 49 days ended June 30, 2005.

CVR has recorded margin account balances in cash and cash equivalents of $1,540,952 and $4,377,648 at December 31, 2005 and June 30, 2006, respectively. The Petroleum Segment also recorded mark-to-market net gains (losses), exclusive of the swap agreements described above and the interest rate swaps described in the following paragraph, in gain (loss) on derivatives of $(7,664,725), $439,530, and $(2,259,481), for 174-day period ended June 23, 2005, the 49-day period

CVR Energy, Inc. and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited) — (Continued)

ended June 30, 2005, and the six-month period ended June 30, 2006, respectively. All of the activity related to the commodity derivative contracts is reported in the Petroleum Segment.

At June 30, 2006, Successor held derivative contracts known as interest rate swap agreements that converted Successor’s floating-rate bank debt into 4.038% fixed-rate debt on a notional amount of $375,000,000. Half of the agreements are held with a related party (as described in note 8), and the other half are held with a financial institution that is a lender under the Successor’s long-term debt agreements. The swap agreements carry the following terms:

Period Covered	Amount	Interest Rate

June 30, 2006 to March 31, 2007	375 million	4.038%
March 31, 2007 to June 30, 2007	325 million	4.038%
June 30, 2007 to March 31, 2008	325 million	4.195%
March 31, 2008 to March 31, 2009	250 million	4.195%
March 31, 2009 to March 31, 2010	180 million	4.195%
March 31, 2010 to June 30, 2010	110 million	4.195%

Successor pays the fixed rates listed above and receives a floating rate based on three-month LIBOR rates, with payments calculated on the notional amounts listed above. The notional amounts do not represent actual amounts exchanged by the parties but instead represent the amounts on which the contracts are based. The swap is settled quarterly and marked to market at each reporting date, and all unrealized gains and losses are currently recognized in income. Transactions related to the interest rate swap agreements were not allocated to the Petroleum or Nitrogen Fertilizer segments. Mark-to-market net gains on derivatives and quarterly settlements were $0 and $7,433,604 for the 49-day period ended June 30, 2005 and the six month period ended June 30, 2006.

(8)	Related Party Transactions

GS Capital Partners V Fund, L.P. and related entities (GS) and Kelso Investment Associates VII, L.P. and related entity (Kelso) are majority owners of Successor.

On June 24, 2005, Successor entered into a management services agreement with GS and Kelso pursuant to which GS and Kelso provide Successor with managerial and advisory services. In consideration for these services, an annual fee of $1.0 million each is paid to GS and Kelso, plus reimbursement for any out-of-pocket expenses. The agreement has a term ending on the date GS and Kelso cease to own any interests in Successor. Relating to the agreement, $0 and $1,048,627 was expensed in selling, general, and administrative expenses for the 49 days ended June 30, 2005 and the six-month period ended June 30, 2006, respectively. In addition, $1,046,575 was included in other current liabilities and approximately $78,671 was included in accounts payable at December 31, 2005. $1,008,219 was included in prepaid expenses and other current assets at June 30, 2006.

Successor entered into certain crude oil, heating oil, and gasoline swap agreements with a subsidiary of GS. Additional swap agreements with this subsidiary of GS were entered into on June 16, 2005, with an expiration date of June 30, 2010 (as described in note 7). Amounts totaling $127,220,262 and $131,636,166 were expensed related to these swap agreements for the 49 days ended June 30, 2005 and the six-month period ended June 30, 2006, respectively, and are reflected in loss on derivatives. In addition, the consolidated balance sheet at December 31, 2005 and June 30, 2006 includes liabilities of $96,688,956 and $150,506,479 included in current payable to swap counterparty and $160,033,333 and $218,462,243 included in long-term payable to swap counterparty.

CVR Energy, Inc. and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited) — (Continued)

During the six-month period ended June 30, 2006, losses of $33,412,707 were realized on these swap agreements.

Effective December 30, 2005, Successor entered into a crude oil supply agreement with a subsidiary of GS (Supplier). This agreement replaces a similar contract held with an independent party (see note 10). Both parties will negotiate the cost of each barrel of crude oil to be purchased from a third party. Successor will pay Supplier a fixed supply service fee per barrel over the negotiated cost of each barrel of crude purchased. The cost is adjusted further using a spread adjustment calculation based on the time period the crude oil is estimated to be delivered to the refinery, other market conditions, and other factors deemed appropriate. The monthly spread quantity for any delivery month at any time shall not exceed approximately 3.1 million barrels. The initial term of the agreement is to December 31, 2007 unless canceled by either party prior to November 2, 2006, in which case it terminates on December 31, 2006. $1,290,731 and $2,185,000 were recorded on the consolidated balance sheet at December 31, 2005 and June 30, 2006, respectively, in prepaid expenses and other current assets for prepayment of crude oil. Approximately $44,347,045 and $4,547,978 were recorded in Inventory and Accounts Payable at June 30, 2006. Expenses associated with this agreement, included in cost of goods sold for the six month period ended June 30, 2006 totaled approximately $785,399,150.

(9)	Business Segments

CVR measures segment profit as operating income for Petroleum and Nitrogen Fertilizer, CVR’s two reporting segments, based on the definitions provided in Statement of Financial Accounting Standards No. 131, Disclosures About Segments of an Enterprise and Related Information.

Petroleum

Principal products of the Petroleum Segment are refined fuels, propane, and petroleum refining by-products including coke. CVR uses the coke in the manufacture of nitrogen fertilizer at the adjacent nitrogen fertilizer plant. For CVR, a $15-per-ton transfer price is used to record intercompany sales on the part of the Petroleum Segment and corresponding intercompany cost of goods sold for the Nitrogen Fertilizer Segment. The intercompany transactions are eliminated in the Other Segment

Nitrogen Fertilizer

The principal products of the Nitrogen Fertilizer Segment are anhydrous ammonia and urea ammonia nitrate solution (UAN).

Other Segment

The Other Segment reflects intercompany eliminations and other corporate activities that are not allocated to the operating segments.

CVR Energy, Inc. and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited) — (Continued)

	Immediate Predecessor	Successor
	174-Day Period	49-Day Period	Six Months
	Ended	Ended	Ended
	June 23,	June 30,	June 30,
	2005	2005	2006
		(unaudited)	(unaudited)
Net sales
Petroleum	$903,802,983	$46,646,714	$1,457,663,348
Nitrogen Fertilizer	79,347,843	3,158,276	95,632,021
Other	(2,444,565)	(112,515)	(2,728,740)

Total	$980,706,261	$49,692,475	$1,550,566,629

Depreciation and amortization
Petroleum	$770,728	$590,036	$15,612,029
Nitrogen Fertilizer	316,446	323,815	8,384,377
Other	40,831	744	25,702

Total	$1,128,005	$914,595	$24,022,108

Operating income (loss)
Petroleum	$76,654,428	$(13,298,086)	$178,023,767
Nitrogen Fertilizer	35,267,752	(270,113)	37,065,026
Other	333,514	(23,801)	(228,658)

Total	$112,255,694	$(13,592,000)	$214,860,135

Capital expenditures
Petroleum	$10,790,042	$339,821	$76,791,026
Nitrogen fertilizer	1,434,921	8,661	7,605,735
Other	31,830	3,903	1,777,894

Total	$12,256,793	$352,385	$86,174,655

Total assets
Petroleum			$741,525,912
Nitrogen Fertilizer			424,625,981
Other			214,881,481

Total			$1,381,033,374

Goodwill
Petroleum			$42,806,422
Nitrogen Fertilizer			40,968,463
Other			—

Total			$83,774,885

CVR Energy, Inc. and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited) — (Continued)

(10)	Major Customers and Suppliers

Sales to major customers were as follows:

	Immediate
	Predecessor	Successor
	174-Day Period	49-Day Period	Six Months
	Ended	Ended	Ended
	June 23,	June 30,	June 30,
	2005	2005	2006
Petroleum
Customer A	17%	16%	2%
Customer B	5%	4%	6%
Customer C	17%	25%	17%
Customer D	14%	18%	14%
Customer E	11%	11%	10%

	64%	74%	49%

Nitrogen Fertilizer
Customer F	16%	25%	5%
Customer G	9%	0%	4%
Customer H	8%	14%	6%

	33%	39%	15%

The Petroleum Segment maintains long-term contracts with one supplier for the purchase of its crude oil. The agreement with Supplier A expired in December 2005, at which time Successor entered into a similar arrangement with Supplier B, a related party (as described in note 8). Purchases contracted as a percentage of the total cost of goods sold for each of the periods were as follows:

	Immediate
	Predecessor	Successor
	174-Day Period	49-Day Period	Six Months
	Ended	Ended	Ended
	June 23,	June 30,	June 30,
	2005	2005	2006
Supplier A	77%	37%	1%
Supplier B	—	—	66%

	77%	37%	67%

      No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Through and including          , 2006 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Shares

CVR Energy, Inc.

Common Stock

PROSPECTUS

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses to be paid by the Registrant in connection with the sale of the shares of common stock being registered hereby. All amounts are estimates except for the SEC registration fee, the NASD filing fee and the           listing fee.

SEC registration fee		$32,100.00
NASD filing fee		30,500.00
listing fee
Accounting fees and expenses
Legal fees and expenses
Printing and engraving expenses
Blue Sky qualification fees and expenses
Transfer agent and registrar fees and expenses
Miscellaneous expenses

Total	$

Item 14.	Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the “Securities Act”).

As permitted by the Delaware General Corporation Law, the Registrant’s Certificate of Incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to the Registrant or its stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under section 174 of the Delaware General Corporation law regarding unlawful dividends and stock purchases; or

•	for any transaction for which the director derived an improper personal benefit.

As permitted by the Delaware General Corporation Law, the Registrant’s Bylaws provide that:

•	the Registrant is required to indemnify its directors and officers to the fullest extend permitted by the Delaware General Corporation Law, subject to very limited exceptions;

•	the Registrant may indemnify its other employees and agents to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions;

•	the Registrant is required to advance expenses, as incurred, to its directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions;

•	the Registrant may advance expenses, as incurred, to its employees and agents in connection with a legal proceeding; and

•	the rights conferred in the Bylaws are not exclusive.

The Registrant may enter into Indemnity Agreements with each of its current directors and officers to give these directors and officers additional contractual assurances regarding the scope of the indemnification set forth in the Registrant’s Certificate of Incorporation and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving a director, officer or employee of the Registrant regarding which indemnification is sought, nor is the Registrant aware of any threatened litigation that may result in claims for indemnification.

The indemnification provisions in the Registrant’s Certificate of Incorporation and Bylaws and any Indemnity Agreements entered into between the Registrant and each of its directors and officers may be sufficiently broad to permit indemnification of the Registrant’s directors and officers for liabilities arising under the Securities Act.

CVR Energy, Inc. and its subsidiaries are covered by liability insurance policies which indemnify their directors and officers against loss arising from claims by reason of their legal liability for acts as such directors, officers or trustees, subject to limitations and conditions as set forth in the policies.

The underwriting agreement to be entered into among the company, the selling stockholder and the underwriters will contain indemnification and contribution provisions.

Item 15.	Recent Sales of Unregistered Securities.

We issued           shares of common stock to Coffeyville Acquisition LLC in September 2006. The issuance was exempt from registration in accordance with Section 4(2) of the Securities Act of 1933.

Item 16.	Exhibits and Financial Statement Schedules.

(a) The following exhibits are filed herewith:

Number		Exhibit Title

1	.1*	Form of Underwriting Agreement.
3	.1*	Certificate of Incorporation of CVR Energy, Inc.
3	.2*	Bylaws of CVR Energy, Inc.
4	.1*	Specimen Common Stock Certificate.
5	.1*	Form of opinion of Fried, Frank, Harris, Shriver & Jacobson, LLP.
10	.1*	Amended and Restated First Lien Credit and Guaranty Agreement, dated as of June 29, 2006, among Coffeyville Resources, LLC and the other parties thereto.
10	.2*	Second Lien Credit and Guaranty Agreement, dated as of June 24, 2005, as amended.
10	.3*	First Lien Pledge and Security Agreement, dated as of June 24, 2005 and amended as of July 8, 2005, among Coffeyville Resources, LLC, CL JV Holdings, LLC, Coffeyville Pipeline, Inc., Coffeyville Refining and Marketing, Inc., Coffeyville Nitrogen Fertilizers, Inc., Coffeyville Crude Transportation, Inc., Coffeyville Terminal, Inc., Coffeyville Resources Pipeline, LLC, Coffeyville Resources Refining & Marketing, LLC, Coffeyville Resources Nitrogen Fertilizers, LLC, Coffeyville Resources Crude Transportation, LLC and Coffeyville Resources Terminal, LLC, as grantors, and Credit Suisse, Cayman Islands Branch, as collateral agent.

Number		Exhibit Title

10	.4*	Second Lien Pledge and Security Agreement, dated as of June 24, 2005 and amended as of July 8, 2005, among Coffeyville Resources, LLC, CL JV Holdings, LLC, Coffeyville Pipeline, Inc., Coffeyville Refining and Marketing, Inc., Coffeyville Nitrogen Fertilizers, Inc., Coffeyville Crude Transportation, Inc., Coffeyville Terminal, Inc., Coffeyville Resources Pipeline, LLC, Coffeyville Resources Refining & Marketing, LLC, Coffeyville Resources Nitrogen Fertilizers, LLC, Coffeyville Resources Crude Transportation, LLC and Coffeyville Resources Terminal, LLC, as grantors, and Wachovia Bank, National Association, as collateral agent.
10	.5*	Swap agreements with J. Aron & Company, dated June 16, 2005.
10	.6*	Amended and Restated On-Site Product Supply Agreement dated as of June 1, 2005, between The BOC Group, Inc. and Coffeyville Resources Nitrogen Fertilizers, LLC.
10	.7*	Employment Agreement dated as of July 12, 2005, by and between Coffeyville Resources, LLC and John J. Lipinski.
10	.8*	Employment Agreement dated as of July 12, 2005, by and between Coffeyville Resources, LLC and Stanley A. Riemann.
10	.9*	Employment Agreement dated as of July 12, 2005, by and between Coffeyville Resources, LLC and Kevan A. Vick.
10	.10*	Employment Agreement dated as of July 12, 2005, by and between Coffeyville Resources, LLC and Wyatt E. Jernigan.
10	.11*	Employment Agreement dated as of July 12, 2005, by and between Coffeyville Resources, LLC and James T. Rens.
10	.12*	Separation and Consulting Agreement dated as of November 21, 2005, by and between Coffeyville Resources, LLC and Philip L. Rinaldi.
10	.13*	Crude Oil Supply Agreement, dated as of December 23, 2005, between J. Aron & Company and Coffeyville Resources Refining and Marketing, LLC.
10	.14*	Pipeline Construction, Operation and Transportation Commitment Agreement, dated February 11, 2004, as amended, between Plains Pipeline, L.P. and Coffeyville Resources Refining & Marketing, LLC.
10	.15*	Electric Services Agreement dated January 13, 2004, between Coffeyville Resources Nitrogen Fertilizers, LLC and the City of Coffeyville, Kansas.
21	.1*	List of Subsidiaries of CVR Energy, Inc.
23.1		Consent of KPMG LLP.
23	.2*	Consent of Fried, Frank, Harris, Shriver & Jacobson LLP (included in Exhibit 5.1).
24.1		Power of Attorney (included on the signature page to the Registration Statement).

*	To be filed by amendment.

(b) None.

Item 17.	Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Sugar Land, State of Texas, on this 26th day of September, 2006.

CVR ENERGY, INC.

By:	/s/ John J. Lipinski
John J. Lipinski
Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John J. Lipinski, James T. Rens and Edmund S. Gross, and each of them, his or her true and lawful attorneys-in-fact and agents with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statement, including post-effective amendments and registration statements filed pursuant to Rule 462(b) and otherwise, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, and hereby ratifies and confirms all his or her said attorneys-in-fact and agents, or any of them, or his or her substitute or substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ John J. Lipinski John J. Lipinski	Chief Executive Officer, President and Director (principal executive officer)	September 26, 2006

/s/ James T. Rens James T. Rens	Chief Financial Officer (Principal Financial and Accounting Officer)	September 26, 2006

/s/ Wesley Clark Wesley Clark	Director	September 26, 2006

/s/ Scott Lebovitz Scott Lebovitz	Director	September 26, 2006

/s/ George E. Matelich George E. Matelich	Director	September 26, 2006

/s/ Stanley de J. Osborne Stanley de J. Osborne	Director	September 26, 2006

/s/ Kenneth A. Pontarelli Kenneth A. Pontarelli	Director	September 26, 2006

EXHIBIT INDEX

Number		Exhibit Title

1	.1*	Form of Underwriting Agreement.
3	.1*	Certificate of Incorporation of CVR Energy, Inc.
3	.2*	Bylaws of CVR Energy, Inc.
4	.1*	Specimen Common Stock Certificate.
5	.1*	Form of opinion of Fried, Frank, Harris, Shriver & Jacobson, LLP.
10	.1*	Amended and Restated First Lien Credit and Guaranty Agreement, dated as of June 29, 2006, among Coffeyville Resources, LLC and the other parties thereto.
10	.2*	Second Lien Credit and Guaranty Agreement, dated as of June 24, 2005, as amended.
10	.3*	First Lien Pledge and Security Agreement, dated as of June 24, 2005 and amended as of July 8, 2005, among Coffeyville Resources, LLC, CL JV Holdings, LLC, Coffeyville Pipeline, Inc., Coffeyville Refining and Marketing, Inc., Coffeyville Nitrogen Fertilizers, Inc., Coffeyville Crude Transportation, Inc., Coffeyville Terminal, Inc., Coffeyville Resources Pipeline, LLC, Coffeyville Resources Refining & Marketing, LLC, Coffeyville Resources Nitrogen Fertilizers, LLC, Coffeyville Resources Crude Transportation, LLC and Coffeyville Resources Terminal, LLC, as grantors, and Credit Suisse, Cayman Islands Branch, as collateral agent.
10	.4*	Second Lien Pledge and Security Agreement, dated as of June 24, 2005 and amended as of July 8, 2005, among Coffeyville Resources, LLC, CL JV Holdings, LLC, Coffeyville Pipeline, Inc., Coffeyville Refining and Marketing, Inc., Coffeyville Nitrogen Fertilizers, Inc., Coffeyville Crude Transportation, Inc., Coffeyville Terminal, Inc., Coffeyville Resources Pipeline, LLC, Coffeyville Resources Refining & Marketing, LLC, Coffeyville Resources Nitrogen Fertilizers, LLC, Coffeyville Resources Crude Transportation, LLC and Coffeyville Resources Terminal, LLC, as grantors, and Wachovia Bank, National Association, as collateral agent.
10	.5*	Swap agreements with J. Aron & Company, dated June 16, 2005.
10	.6*	Amended and Restated On-Site Product Supply Agreement dated as of June 1, 2005, between The BOC Group, Inc. and Coffeyville Resources Nitrogen Fertilizers, LLC.
10	.7*	Employment Agreement dated as of July 12, 2005, by and between Coffeyville Resources, LLC and John J. Lipinski.
10	.8*	Employment Agreement dated as of July 12, 2005, by and between Coffeyville Resources, LLC and Stanley A. Riemann.
10	.9*	Employment Agreement dated as of July 12, 2005, by and between Coffeyville Resources, LLC and Kevan A. Vick.
10	.10*	Employment Agreement dated as of July 12, 2005, by and between Coffeyville Resources, LLC and Wyatt E. Jernigan.
10	.11*	Employment Agreement dated as of July 12, 2005, by and between Coffeyville Resources, LLC and James T. Rens.
10	.12*	Separation and Consulting Agreement dated as of November 21, 2005, by and between Coffeyville Resources, LLC and Philip L. Rinaldi.
10	.13*	Crude Oil Supply Agreement, dated as of December 23, 2005, between J. Aron & Company and Coffeyville Resources Refining and Marketing, LLC.
10	.14*	Pipeline Construction, Operation and Transportation Commitment Agreement, dated February 11, 2004, as amended, between Plains Pipeline, L.P. and Coffeyville Resources Refining & Marketing, LLC.

Number		Exhibit Title

10	.15*	Electric Services Agreement dated January 13, 2004, between Coffeyville Resources Nitrogen Fertilizers, LLC and the City of Coffeyville, Kansas.
21	.1*	List of Subsidiaries of CVR Energy, Inc.
23.1		Consent of KPMG LLP.
23	.2*	Consent of Fried, Frank, Harris, Shriver & Jacobson, LLP (included in Exhibit 5.1).
24.1		Power of Attorney (included on the signature page to the Registration Statement).

*	To be filed by amendment